      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 1996


                                                       REGISTRATION NO. 333-4018
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                        HERITAGE PROPANE PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

            DELAWARE                             5984                            73-1493906
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                             ---------------------

        8801 SOUTH YALE AVENUE, SUITE 310                          H. MICHAEL KRIMBILL
              TULSA, OKLAHOMA 74137                     VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
            TELEPHONE: (918) 492-7272                            HERITAGE HOLDINGS, INC.
                                                            8801 SOUTH YALE AVENUE, SUITE 310
   (Address, including zip code, and telephone                    TULSA, OKLAHOMA 74137
   number, including area code, of registrant's                 TELEPHONE: (918) 492-7272
           principal executive offices)                    (Name, address, including zip code,
                                                        and telephone number, including area code,
                                                                  of agent for service)

                             ---------------------

                                   Copies to:

      ANDREWS & KURTH L.L.P.       DOERNER, SAUNDERS, DANIEL & ANDERSON       BAKER & BOTTS, L.L.P.
       425 LEXINGTON AVENUE               320 SOUTH BOSTON AVENUE                ONE SHELL PLAZA
            10TH FLOOR                           SUITE 500                        910 LOUISIANA
     NEW YORK, NEW YORK 10017              TULSA, OKLAHOMA 74103               HOUSTON, TEXAS 77002
          (212) 850-2800                      (918) 582-1211                      (713) 229-1234
ATTENTION: MICHAEL Q. ROSENWASSER  ATTENTION: LAWRENCE T. CHAMBERS, JR.     ATTENTION: JOSHUA DAVIDSON

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             ---------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        HERITAGE PROPANE PARTNERS, L.P.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                FORM S-1 ITEM NUMBER AND HEADING                     PROSPECTUS LOCATION
  ------------------------------------------------------------  ------------------------------
  1.    Forepart of the Registration Statement and Outside
           Front Cover Page of Prospectus.....................  Outside Front Cover Page
  2.    Inside Front and Outside Back Cover Pages of
           Prospectus.........................................  Inside Front and Outside Back
                                                                   Cover Pages
  3.    Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges..........................  Prospectus Summary; Risk
                                                                   Factors
  4.    Use of Proceeds.......................................  Prospectus Summary; Use of
                                                                   Proceeds
  5.    Determination of Offering Price.......................  Underwriting
  6.    Dilution..............................................  Dilution
  7.    Selling Security Holders..............................  *
  8.    Plan of Distribution..................................  Outside Front Cover Page;
                                                                   Underwriting
  9.    Description of Securities to be Registered............  Prospectus Summary; Cash
                                                                   Distribution Policy;
                                                                   Description of the Common
                                                                   Units; The Partnership
                                                                   Agreement; Tax
                                                                   Considerations
  10.   Interest of Named Experts and Counsel.................  *
  11.   Information with Respect to the Registrant............  Outside Front Cover Page;
                                                                   Prospectus Summary; Risk
                                                                   Factors; The Transactions;
                                                                   Capitalization; Selected
                                                                   Historical and Pro Forma
                                                                   Financial and Operating
                                                                   Data; Management's
                                                                   Discussion and Analysis of
                                                                   Financial Condition and
                                                                   Results of Operations;
                                                                   Business and Properties;
                                                                   Management; Security
                                                                   Ownership of Certain
                                                                   Beneficial Owners and
                                                                   Management; Certain
                                                                   Relationships and Related
                                                                   Transactions; Conflicts of
                                                                   Interest and Fiduciary
                                                                   Responsibilities; Financial
                                                                   Statements
  12.   Disclosure of Commission Position on Indemnification
           for Securities Act Liabilities.....................  *

- ---------------

* Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************


SUBJECT TO COMPLETION

Dated June 4, 1996

                        HERITAGE PROPANE PARTNERS, L.P.

                            4,025,000 COMMON UNITS

                    REPRESENTING LIMITED PARTNER INTERESTS

                             ---------------------

The Common Units offered hereby represent limited partner interests in Heritage
  Propane Partners, L.P., a Delaware limited partnership (the "Partnership").
      The Partnership was recently formed to acquire, own and operate the propane business and assets of Heritage Holdings, Inc.
           ("Heritage"), which the Partnership believes is the sixth
           largest retail marketer of propane in the United States.

                             ---------------------

 The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash, which is generally all cash on hand at the end of a quarter, as adjusted for reserves. The General Partner has broad discretion in making cash disbursements and establishing reserves. The Partnership intends, to the extent there is sufficient Available Cash, to distribute to each holder of Common Units at least $0.50 per Common Unit per quarter (the "Minimum Quarterly Distribution") or $2.00 per Common
                         Unit on an annualized basis.

                             ---------------------


LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," STARTING ON PAGE 30, IN EVALUATING AN INVESTMENT IN THE PARTNERSHIP, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING:



- - PURCHASERS OF THE COMMON UNITS OFFERED HEREBY WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE OF $22.16 PER COMMON UNIT FROM THE INITIAL PUBLIC OFFERING PRICE (ASSUMING AN INITIAL PUBLIC OFFERING PRICE OF $20.50 PER COMMON UNIT).


- - FUTURE PARTNERSHIP PERFORMANCE WILL DEPEND UPON THE SUCCESS OF THE PARTNERSHIP IN MAXIMIZING PROFITS FROM PROPANE SALES. PROPANE SALES ARE AFFECTED BY, AMONG OTHER THINGS, WEATHER PATTERNS, PRODUCT PRICES AND COMPETITION, INCLUDING COMPETITION FROM OTHER ENERGY SOURCES.

- - THE DISTRIBUTION OF THE MINIMUM QUARTERLY DISTRIBUTION OR ANY OTHER AMOUNT TO UNITHOLDERS IS NOT GUARANTEED. THE ACTUAL AMOUNT OF CASH DISTRIBUTIONS WILL DEPEND ON FUTURE PARTNERSHIP OPERATING PERFORMANCE AND WILL BE AFFECTED BY THE FUNDING OF RESERVES, OPERATING AND CAPITAL EXPENDITURES AND OTHER MATTERS WITHIN THE DISCRETION OF THE GENERAL PARTNER, AS WELL AS REQUIRED INTEREST AND PRINCIPAL PAYMENTS ON THE PARTNERSHIP'S DEBT.


- - ON A PRO FORMA BASIS AT FEBRUARY 29, 1996, THE PARTNERSHIP'S LONG-TERM INDEBTEDNESS AS A PERCENTAGE OF ITS TOTAL CAPITALIZATION WOULD HAVE BEEN APPROXIMATELY 81.2%. AS A RESULT, THE PARTNERSHIP WILL HAVE INDEBTEDNESS THAT IS SUBSTANTIAL IN RELATION TO ITS PARTNERS' CAPITAL.


- - HOLDERS OF COMMON UNITS WILL HAVE ONLY LIMITED VOTING RIGHTS AND THE GENERAL PARTNER WILL MANAGE AND OPERATE THE PARTNERSHIP.
                                                           (continued on page 3)
                             ---------------------


Prior to this offering there has been no public market for the Common Units. It is currently estimated that the initial public offering price per Common Unit will be between $20.00 and $21.00. The initial public offering price will be determined by agreement between the Partnership and the
                       Underwriters. See "Underwriting."

                             ---------------------


 The Common Units have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance, under the trading symbol
                                     "HPG."

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                                              PRICE TO                   UNDERWRITING DISCOUNTS        PROCEEDS TO
                                               PUBLIC                      AND COMMISSIONS(1)         PARTNERSHIP(2)
- --------------------------------------------------------------------------------------------------------------------
PER COMMON UNIT                                  $                                 $                        $
TOTAL(3)                                         $                                 $                        $
====================================================================================================================

(1) The Partnership, the Operating Partnership and the General Partner have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deduction of expenses of this offering payable by the Partnership
    estimated at $        .

(3) The Partnership has granted the Underwriters a 30-day option to purchase up to an additional 603,750 Common Units to cover over-allotments, if any. If such option is exercised in full, the total price to public, underwriting
    discounts and commissions and proceeds to Partnership will be $        ,
    $        and $        , respectively. See "Underwriting."


                             ---------------------

    The Common Units are being offered by the Underwriters named herein when, as and if received and accepted by them, subject to their right to reject orders in whole or in part and subject to certain conditions. It is expected that delivery
of the Common Units will be made in New York, New York on or about           ,
1996.

                             ---------------------

DEAN WITTER REYNOLDS INC.                                OPPENHEIMER & CO., INC.

                           A.G. EDWARDS & SONS, INC.

                                              PRUDENTIAL SECURITIES INCORPORATED

               , 1996

                       HERITAGE PROPANE PARTNERS, L.P.

                             ---------------------

     Until                , 1996 (25 calendar days after the date of this
Prospectus), all dealers effecting transactions in Common Units, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
                             ---------------------

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON UNITS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

(continued from page 1)


- -CONFLICTS OF INTEREST MAY ARISE BETWEEN THE GENERAL PARTNER AND ITS AFFILIATES, ON THE ONE HAND, AND THE PARTNERSHIP AND THE UNITHOLDERS, ON THE OTHER. THE PARTNERSHIP AGREEMENT CONTAINS CERTAIN PROVISIONS THAT LIMIT THE LIABILITY AND REDUCE THE FIDUCIARY DUTIES OF THE GENERAL PARTNER TO THE UNITHOLDERS. HOLDERS
 OF COMMON UNITS ARE DEEMED TO HAVE CONSENTED TO CERTAIN ACTIONS AND CONFLICTS
 OF INTEREST THAT MIGHT OTHERWISE BE DEEMED A BREACH OF FIDUCIARY OR OTHER
 DUTIES UNDER APPLICABLE STATE LAW. THE VALIDITY AND ENFORCEABILITY OF THESE
 TYPES OF PROVISIONS UNDER DELAWARE LAW ARE UNCERTAIN.



- - PRIOR TO MAKING ANY DISTRIBUTION ON THE COMMON UNITS, THE PARTNERSHIP WILL REIMBURSE THE GENERAL PARTNER AND ITS AFFILIATES AT COST FOR ALL EXPENSES INCURRED ON BEHALF OF THE PARTNERSHIP. ON A PRO FORMA BASIS, APPROXIMATELY $17.5 MILLION OF EXPENSES (PRIMARILY WAGES AND SALARIES) WOULD HAVE BEEN REIMBURSED BY THE PARTNERSHIP TO THE GENERAL PARTNER IN FISCAL 1995.



- - THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP ARE COMPLEX. IT IS ANTICIPATED THAT THROUGH DECEMBER 31, 2000, A UNITHOLDER MAY RECEIVE SUBSTANTIAL DISTRIBUTIONS THAT WOULD REDUCE SUCH HOLDER'S TAX BASIS, WITH THE RESULT THAT SUCH HOLDER MAY RECOGNIZE SUBSTANTIAL TAXABLE GAIN UPON A SUBSEQUENT SALE OF SUCH HOLDER'S UNITS.



- - BECAUSE THE RETAIL PROPANE INDUSTRY IS MATURE AND OVERALL DEMAND FOR PROPANE IS EXPECTED TO EXPERIENCE LIMITED GROWTH IN THE FORESEEABLE FUTURE, THE PARTNERSHIP WILL DEPEND ON ACQUISITIONS AS ITS PRINCIPAL MEANS OF GROWTH. THERE CAN BE NO ASSURANCE THAT THE PARTNERSHIP WILL BE ABLE TO COMPLETE FUTURE ACQUISITIONS.

                             ---------------------

    To enhance the Partnership's ability to make the Minimum Quarterly Distribution on the Common Units during the Subordination Period, which will generally extend at least through May 31, 2001, each holder of Common Units will be entitled to receive the Minimum Quarterly Distribution, plus any arrearages thereon, before any distributions are made on the outstanding subordinated limited partner interests of the Partnership (the "Subordinated Units"). Upon expiration of the Subordination Period, all Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash. Under certain circumstances, up to 50% of the Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period.
                             ---------------------


    The Common Units offered hereby will represent an aggregate 51.0% limited partner interest in the Partnership and Heritage Operating, L.P., the Partnership's subsidiary operating partnership (the "Operating Partnership") (54.4% if the Underwriters' over-allotment option is exercised in full). The General Partner will own an aggregate 2% general partner interest in the Partnership and the Operating Partnership, and 3,702,943 Subordinated Units representing an aggregate 47.0% limited partner interest in the Partnership and the Operating Partnership (43.6% if the Underwriters' over-allotment option is exercised in full). The Common Units and the Subordinated Units are collectively referred to herein as the "Units." Holders of the Common Units and the Subordinated Units are collectively referred to herein as "Unitholders."

                             ---------------------


    The sale of the Common Units offered hereby is subject to, among other things, the concurrent completion of a private placement by Heritage of $120.0 million of Senior Secured Notes due 2011 (the "Notes"). The Operating Partnership will assume Heritage's obligations under the Notes in connection with the conveyance by Heritage of substantially all of its assets (other than approximately $80.1 million in proceeds from the issuance of the Notes) to the Operating Partnership. See "The Transactions."

                             ---------------------

    The Partnership will furnish or make available to record holders of Common Units (i) within 120 days after the close of each fiscal year of the Partnership, an annual report containing audited financial statements and a report thereon by its independent public accountants and (ii) within 90 days after the close of each quarter (other than the fourth quarter), a quarterly report containing unaudited summary financial information. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.
                             ---------------------
     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON UNITS IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS


PROSPECTUS SUMMARY...............................     5
  Heritage Propane Partners, L.P.................     5
  Summary Historical and Pro Forma Financial and
    Operating Data...............................    12
  The Common Units...............................    21
  The Offering...................................    21
  Summary of Tax Considerations..................    27
RISK FACTORS.....................................    30
  Risks Inherent in the Partnership's Business...    30
  Risks Inherent in an Investment in the
    Partnership..................................    32
  Conflicts of Interest and Fiduciary
    Responsibilities.............................    37
  Tax Risks......................................    38
THE TRANSACTIONS.................................    42
USE OF PROCEEDS..................................    43
CAPITALIZATION...................................    44
DILUTION.........................................    45
CASH DISTRIBUTION POLICY.........................    46
  General........................................    46
  Quarterly Distributions of Available Cash......    47
  Distributions from Operating Surplus during
    Subordination Period.........................    47
  Distributions from Operating Surplus after
    Subordination Period.........................    49
  Incentive Distributions -- Hypothetical
    Annualized Yield.............................    49
  Distributions from Capital Surplus.............    50
  Adjustment of Minimum Quarterly Distribution
    and Target Distribution Levels...............    51
  Distributions of Cash Upon Liquidation.........    51
  Cash Available for Distribution................    53
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND
  OPERATING DATA.................................    55
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS............    56
  General........................................    56
  Analysis of Historical Results of Operations...    57
  Liquidity and Capital Resources................    61
  Litigation and Other Contingencies.............    62
  Description of Indebtedness....................    63
  Effects of Inflation...........................    64
BUSINESS AND PROPERTIES..........................    65
  General........................................    65
  Business Strategy..............................    65
  Industry Background and Competition............    66
  Products, Services and Marketing...............    68
  Propane Supply and Storage.....................    69
  Pricing Policy.................................    70
  Billing and Collection Procedures..............    70
  Properties.....................................    70
  Trademarks and Tradenames......................    71
  Government Regulation..........................    71
  Employees......................................    72
  Litigation and Other Contingencies.............    72
  Transfer of the Partnership Assets.............    72
MANAGEMENT.......................................    74
  Partnership Management.........................    74
  Directors and Executive Officers of the General
    Partner......................................    74
  Reimbursement of Expenses of the General
    Partner and its Affiliates...................    75
  Executive Compensation.........................    76
  Restricted Unit Plan...........................    79
  Unit Purchase Plan.............................    80
  Compensation of Directors......................    80
  Compensation Committee Interlocks and Insider
    Participation................................    80
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  AND MANAGEMENT.................................    81
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...    83
CONFLICTS OF INTEREST AND FIDUCIARY
  RESPONSIBILITIES...............................    85
  Conflicts of Interest..........................    85
  Fiduciary and Other Duties.....................    87
DESCRIPTION OF THE COMMON UNITS..................    89
  The Units......................................    89
  Transfer Agent and Registrar...................    89
  Transfer of Common Units.......................    90
THE PARTNERSHIP AGREEMENT........................    91
  Organization and Duration......................    91
  Purpose........................................    91
  Power of Attorney..............................    91
  Capital Contributions..........................    92
  Limited Liability..............................    92
  Issuance of Additional Securities..............    92
  Amendment of Partnership Agreement.............    94
  Merger, Sale or Other Disposition of Assets....    95
  Termination and Dissolution....................    95
  Liquidation and Distribution of Proceeds.......    96
  Withdrawal or Removal of the General Partner...    96
  Transfer of General Partner Interests..........    97
  Change of Management Provisions................    97
  Limited Call Right.............................    97
  Meetings; Voting...............................    98
  Status as Limited Partner or Assignee..........    99
  Non-citizen Assignees; Redemption..............    99
  Indemnification................................    99
  Books and Reports..............................   100
  Right to Inspect Partnership Books and
    Records......................................   100
  Registration Rights............................   100
UNITS ELIGIBLE FOR FUTURE SALE...................   101
TAX CONSIDERATIONS...............................   102
  Legal Opinions and Advice......................   102
  Tax Rates and Changes in Federal Income
    Tax Laws.....................................   103
  Partnership Status.............................   103
  Limited Partner Status.........................   105
  Tax Consequences of Unit Ownership.............   105
  Allocation of Partnership Income, Gain, Loss
    and Deduction................................   107
  Tax Treatment of Operations....................   108
  Disposition of Common Units....................   111
  Uniformity of Units............................   113
  Administrative Matters.........................   114
  State, Local and Other Tax Considerations......   117
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT
  PLANS..........................................   118
UNDERWRITING.....................................   119
VALIDITY OF THE COMMON UNITS.....................   120
EXPERTS..........................................   121
AVAILABLE INFORMATION............................   121
INDEX TO FINANCIAL STATEMENTS....................   F-1
Appendix A -- Form of Amended and Restated
  Agreement of Limited Partnership of Heritage
  Propane Partners, L.P. ........................   A-1
Appendix B -- Form of Application for Transfer of
  Common Units...................................   B-1
Appendix C -- Glossary of Certain Terms..........   C-1
Appendix D -- Pro Forma Operating Surplus........   D-1

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and historical and pro forma financial data appearing elsewhere in this Prospectus and should be read only in conjunction with the entire Prospectus. Unless otherwise specified, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Except as the context otherwise requires, references to, or descriptions of, operations of the Partnership include the operations of the Operating Partnership and any other subsidiary operating partnership or corporation, and the propane operations of the Partnership's predecessor, Heritage Holdings, Inc. For ease of reference, a glossary of certain terms used in this Prospectus is included as Appendix C to this Prospectus. Capitalized terms not otherwise defined herein have the meanings given in the Glossary.

                        HERITAGE PROPANE PARTNERS, L.P.

     Heritage Propane Partners, L.P. (the "Partnership") is a Delaware limited partnership recently formed to acquire, own and operate the propane business and assets of Heritage Holdings, Inc. ("Heritage"). Heritage will serve as the general partner (the "General Partner") of the Partnership. Heritage was formed in 1989 and has grown to become what the Partnership believes is the sixth largest retail marketer of propane in the United States, serving more than 170,000 active residential, commercial, industrial and agricultural customers from 118 district locations in 15 states. The Partnership's operations are concentrated in the western and southeastern regions of the United States.


     Heritage has grown primarily through acquisitions of retail propane operations and, to a lesser extent, through internal growth. Through August 31, 1995, Heritage completed 25 acquisitions for an aggregate purchase price of approximately $146 million. Heritage more than doubled its volumes of propane sold to retail customers from 48.2 million gallons for the fiscal year ended August 31, 1991 to 98.3 million gallons for the fiscal year ended August 31, 1995. For the six months ended February 29, 1996, Heritage sold approximately
73.6 million gallons to retail customers, compared to 59.7 million gallons for the same period in 1995. Since August 31, 1995, Heritage has acquired four propane companies and has signed a letter of intent to acquire one additional propane company. The Partnership believes that these five companies generate combined annual retail sales of approximately 10 million gallons.



     The Partnership's operating income plus depreciation and amortization("EBITDA") more than doubled from $10.3 million for the fiscal year ended August 31, 1991 to $21.7 million for the fiscal year ended August 31, 1995. EBITDA for the six months ended February 29, 1996 was $19.0 million, as compared to $16.8 million for the six months ended February 28, 1995. Heritage had net losses of $7.3 million, $1.1 million, $0.7 million and $0.2 million for its fiscal years ended August 31, 1991, 1992, 1993 and 1995, respectively, and had net income of $0.3 million for its fiscal year ended August 31, 1994. For a discussion of the seasonality of Heritage's operations, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General."


     The Partnership believes that its competitive strengths include: (i) management's experience in identifying, evaluating and completing acquisitions,
(ii) operations that are focused in areas experiencing higher-than-average population growth, (iii) a low cost overhead structure and (iv) a decentralized operating structure and entrepreneurial workforce. These competitive strengths have enabled the Partnership to achieve levels of EBITDA per retail propane gallon that the Partnership believes are among the highest of any publicly traded propane partnership. The Partnership believes that as a result of its geographic diversity and district-level incentive compensation program, the Partnership has been able to reduce the effect of adverse weather conditions on EBITDA, including those experienced during the warmer-than-normal winter of 1994-1995. The Partnership believes that its concentration in higher-than-average population growth areas provides it with a strong economic foundation for expansion through acquisitions and internal growth.

BUSINESS STRATEGY

     The Partnership's strategy is to expand its operations and increase its retail market share in order to increase Available Cash. The three critical elements to this strategy are described below.

     Acquisitions. Acquisitions will be the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth in the foreseeable future. The Partnership believes that the fragmented nature of the propane industry provides significant opportunities for growth through acquisition. Industry sources indicate that there are over 8,000 retail propane operations, of which the 10 largest comprise approximately 35% of industry sales. The Partnership follows a disciplined acquisition strategy that concentrates on companies (i) in geographic areas experiencing higher-than-average population growth, (ii) with a high percentage of sales to residential customers, (iii) with local reputations for quality service and (iv) with a high percentage of tank ownership. In addition, unlike many of its competitors, the Partnership attempts to capitalize on the reputations of the companies it acquires by maintaining local brand names, billing practices and employees, thereby creating a sense of continuity and minimizing customer loss. The Partnership believes that this strategy has helped to make it an attractive buyer for many acquisition candidates.


     Through August 31, 1995, Heritage completed 25 acquisitions for an aggregate purchase price of approximately $146 million. The Partnership has completed four additional acquisitions since that time and has executed a letter of intent with one additional company. Of these 30 companies acquired or to be acquired, 10 represent "core acquisitions" with multiple plants in a specific geographic area, with the balance representing "blend-in companies" which operate in an existing region. The Partnership will focus on acquisition candidates in its existing areas of operations, but will consider core acquisitions in other higher-than-average population growth areas in order to further reduce the impact on the Partnership's operations of adverse weather patterns in any one region. While the Partnership is currently evaluating numerous acquisition candidates, there can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to Unitholders.


     The Partnership believes that its ability to make acquisitions will be enhanced following the completion of this offering. In order to facilitate the Partnership's acquisition strategy, the Operating Partnership will enter into a bank credit facility (the "Bank Credit Facility") in connection with the closing of this offering. The Bank Credit Facility will consist of a $35.0 million revolving credit facility to be used for acquisitions and improvements (the "Acquisition Facility") and a $15.0 million revolving credit facility to be used for working capital and other general partnership purposes (the "Working Capital Facility"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness." The Partnership will also have the ability to fund acquisitions through the issuance of additional partnership interests.

     Internal Growth. In addition to pursuing expansion through acquisitions, the Partnership has aggressively focused on internal growth at its existing district locations. The Partnership believes that, by concentrating its operations in areas experiencing higher-than-average population growth, it is well positioned to achieve internal growth by adding new customers. The Partnership also believes that its decentralized structure, in which operational decisions are made at the district and regional level, together with a bonus system that allocates a significant portion of a district's EBITDA in excess of budget to district employees, has fostered an entrepreneurial environment that has allowed the Partnership to achieve its high rates of internal growth. The Partnership believes that its rates of internal growth significantly exceed the average growth rate in the industry.


     Low Cost, Decentralized Operations. The Partnership focuses on controlling costs at the corporate and district levels. While the Partnership has realized certain economies of scale as a result of its acquisitions, it attributes its low overhead primarily to its decentralized structure. By delegating all customer billing and collection activities to the district level, the Partnership has been able to operate without a large corporate staff. Of the Partnership's 778 full-time employees as of February 29, 1996, only 36, or approximately 5%, were general and administrative. In addition, the Partnership's plant bonus system encourages district employees at all levels to control costs and expand revenues.

     As a result of the implementation of the strategy described above, the Partnership has achieved the retail sales volumes per fiscal year set forth below:

                                                    1990    1991    1992    1993    1994    1995
                                                    ----    ----    ----    ----    ----    ----
                                                                    (IN MILLIONS)
    Retail Propane Gallons Sold...................  37.5    48.2    63.2    73.4    79.7    98.3

GENERAL

     The Partnership is engaged in (i) the retail distribution of propane for residential, commercial, industrial, agricultural and other retail users, (ii) the repair and maintenance of propane heating systems and appliances, (iii) the wholesale distribution of propane in the United States and Canada, and (iv) the sale of propane-related supplies, appliances and other equipment.

     Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources. Retail propane use falls into three broad categories: (i) residential applications, (ii) industrial, commercial and agricultural applications and (iii) other retail applications, including motor fuel sales. Residential customers use propane primarily for space and water heating. Industrial customers use propane primarily as fuel for forklifts and stationary engines, to fire furnaces, as a cutting gas, in mining operations and in other process applications. Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control. Other retail uses include motor fuel for cars and trucks, outdoor cooking and other recreational uses, propane resales and sales to state and local governments. In its wholesale operations, the Partnership sells propane principally to large industrial end-users and other propane distributors.


     Approximately 81% of the gallons sold by the Partnership in fiscal 1995 were to retail customers and approximately 19% were to wholesale customers. Of the retail gallons sold by the Partnership in fiscal 1995, 52% were to residential customers, 30% were to industrial, commercial and agricultural customers, and 18% were to all other retail users. Sales to residential customers in fiscal 1995 accounted for 42% of total gallons sold, but 59% of the Partnership's gross profit from propane sales. Residential sales have a greater profit margin and a more stable customer base than other markets served by the Partnership. Industrial, commercial and agricultural sales accounted for 22% of the Partnership's gross profit from propane sales for fiscal year 1995, with all other retail users accounting for 17%. Additional volumes sold to wholesale customers contributed the remaining 2% of gross profit from propane sales. No single customer accounted for 5% or more of the Partnership's revenues during fiscal year 1995. Historically, approximately 66% of the Partnership's retail propane volume and in excess of 80% of the Partnership's EBITDA are attributable to sales during the six-month peak heating season of October through March. The Partnership believes that sales to the commercial and industrial markets, while affected by economic patterns, are not as sensitive to variations in weather conditions as sales to residential and agricultural markets.



     The Partnership's operations consist of 118 district locations in 15 states. As of February 29, 1996, the Partnership owned a fleet of approximately 13 transport truck tractors, 23 transport trailers, 8 railroad tank cars, 333 bobtail trucks and 565 other delivery and service vehicles. In addition, the Partnership owns an aggregate of approximately seven million gallons of above-ground storage capacity at its plant sites and leases varying amounts of propane storage capacity in accordance with its needs. In 1995, the Partnership had approximately 13 million gallons of underground storage available to it in the form of leased space. Of the approximately 170,000 tanks used by the Partnership's customers, approximately 145,000, or 85%, are owned by the Partnership, with the balance owned by the customers. In many states, certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane.

     Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

TRANSACTIONS AT CLOSING


     Concurrently with the closing of this offering, Heritage will issue $120 million principal amount of the Notes to certain institutional investors in a private placement (the "Note Placement"). Heritage will then convey substantially all of its assets (other than approximately $80.1 million in proceeds from issuance of the Notes) to the Operating Partnership in exchange for a general partner interest and all the limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all of the liabilities of Heritage (including the Notes, but excluding certain notes payable pursuant to non-compete agreements entered into in connection with prior acquisitions). Immediately thereafter, Heritage will convey all of its limited partner interests in the Operating Partnership to the Partnership in exchange for 3,702,943 Subordinated Units and a general partner interest in the Partnership (including the right to receive Incentive Distributions). As a result, the General Partner will own an aggregate 47.0% limited partner interest (approximately 43.6% if the Underwriters' over-allotment option is exercised in full), and an aggregate 2% general partner interest, in the Partnership and the Operating Partnership.



     In contemplation of this offering, Heritage entered into a letter of intent dated as of April 24, 1996 (the "Letter Agreement") and, prior to consummation of this offering, expects to execute definitive agreements with The Prudential Insurance Company of America ("Prudential") and an affiliate of Golder, Thoma, Cressey, Rauner, Inc., a private investment firm (together with its affiliates, "GTCR"), who, together with certain members of management, own the entire equity interest in Heritage immediately prior to the consummation of this offering. Pursuant to the terms of the Letter Agreement and assuming an initial public offering price of $20.50 per Common Unit, Heritage and certain members of management will repurchase equity interests (the "Equity Repurchase") in Heritage held by Prudential, GTCR, and certain members of management, as follows: (i) Heritage and certain members of management will repurchase from Prudential, 441,419 shares of Heritage's Class B Common Stock and 3,182 shares of Heritage's 5% Cumulative Redeemable Preferred Stock (the "Redeemable Preferred Stock"), representing Prudential's entire equity interest in Heritage, for an aggregate of $19.3 million in cash and $2.0 million of notes to be issued by such members of management, (ii) Heritage and certain members of management will purchase from GTCR, 1,014,060 shares of Heritage's Class A Common Stock and 5,927 shares of Heritage's Redeemable Preferred Stock, representing GTCR's entire equity interest in Heritage, for an aggregate of $42.8 million in cash and $3.0 million of notes to be issued by such members of management and (iii) Heritage will purchase from certain members of management, an aggregate 377.55 shares of Heritage's Redeemable Preferred Stock, for an aggregate of $0.5 million. Heritage will use a portion of the net proceeds from the issuance of the Notes to finance its repurchases pursuant to the Equity Repurchase. As a result of the Equity Repurchase, all of the outstanding capital stock of Heritage will be owned by certain members of management. See "Certain Relationships and Related Transactions."



     The Partnership will contribute the net proceeds from the sale of Common Units offered hereby (estimated to be approximately $74.8 million after deduction of the underwriting discounts and commissions and expenses associated with this offering) to the Operating Partnership. The Operating Partnership will apply such net proceeds, together with approximately $39.9 million in cash contributed by Heritage from the proceeds of the Note Placement, $2.4 million borrowed under the Acquisition Facility and $4.0 million borrowed under the Working Capital Facility, to finance the repayment of all of the indebtedness of Heritage assumed by the Operating Partnership. Such indebtedness consists of (i) $66.4 million principal amount of borrowings outstanding under Heritage's Revolving Senior Acquisition Facility with Prudential (the "Existing Acquisition Facility"), (ii) $3.0 million principal amount of borrowings outstanding under Heritage's

Revolving Credit Facility with Prudential (the "Existing Revolving Credit Facility"), (iii) $4.0 million principal amount of borrowings outstanding under Heritage's Working Capital Facility with Bank of Oklahoma, N.A. (the "Existing Working Capital Facility"), (iv) $10.0 million principal amount of Heritage's Senior Term Reset Notes due 1997 and $20.0 million principal amount of Heritage's Senior Term Reset Notes due 2000 with Prudential (collectively, the "Senior Reset Notes") and (v) $12.6 million principal amount of Heritage's Subordinated Term Reset Notes due 2000 with Prudential (collectively, the "Subordinated Reset Notes"), in each case plus accrued interest on such indebtedness. Pursuant to the terms of the Letter Agreement, Heritage will repay the Prudential indebtedness described above and will pay a prepayment penalty in the amount of $3.5 million in connection with the early retirement of the Senior Reset Notes and the Subordinated Reset Notes.



     In October and November of 1995, Heritage completed three acquisitions for an aggregate purchase price of approximately $5.5 million. As a result of its use of available funds to finance these acquisitions, Heritage was unable to pay a $5.0 million scheduled principal repayment in November 1995 under its Existing Revolving Credit Facility (of which Heritage has since repaid $2.0 million) as well as a $4.2 million scheduled principal repayment in February 1996 under the Existing Acquisition Facility, resulting in a default under the terms of each such facility and its other indebtedness to Prudential. Heritage proceeded with each of the acquisitions while negotiating an additional bank credit facility, the proceeds of which were to be used to repay a substantial portion of the indebtedness outstanding to Prudential and thereby cure any payment defaults thereunder. In December 1995, as a result of its decision to pursue this offering, Heritage decided to abandon such refinancing efforts. In connection with these transactions and in accordance with the requirements of the Letter Agreement, Prudential has entered into a standstill agreement with Heritage pursuant to which Prudential has agreed to waive existing and certain prospective defaults under and forebear from exercising any remedies provided under the terms of the Prudential indebtedness for a period of six months from the date of execution of the Letter Agreement.



     In addition, concurrently with the closing of this offering, the Operating Partnership will also enter into a Bank Credit Facility, which will include the Working Capital Facility, a revolving credit facility providing for up to $15.0 million of borrowings to be used for working capital and other general partnership purposes, and the Acquisition Facility, a revolving credit facility providing for up to $35.0 million of borrowings to be used for acquisitions and improvements. The Partnership anticipates borrowing approximately $6.4 million under the Bank Credit Facility concurrently with the closing of this offering in order to repay any amounts borrowed in connection with its recent and pending acquisitions as well as any other bank debt outstanding at the time of the closing of this offering.


     The Partnership will retain the net proceeds from any exercise of the Underwriters' over-allotment option for general partnership purposes.

     The following table sets forth an estimated breakdown of the sources and uses of funds contemplated by the transactions and as of the closing of this offering, assuming an initial public offering price of $20.50 per Common Unit.



                                                                                  AMOUNTS
                                                                               -------------
                                                                               (IN MILLIONS)
    Heritage
      Sources
         Proceeds from Note Placement........................................     $ 120.0
                                                                                   ------
                                                                                  $ 120.0
                                                                                   ======
      Uses
         Equity Repurchase...................................................     $  62.6
         Contribution to Partnership.........................................        39.9
         Retained by Heritage(1).............................................        17.5
                                                                                   ------
                                                                                  $ 120.0
                                                                                   ======
    Partnership
      Sources
         Drawdown of Working Capital Facility................................     $   4.0
         Drawdown of Acquisition Facility....................................         2.4
         Contribution of cash from Heritage..................................        39.9
         Net proceeds from Common Unit offering(2)...........................        74.8
                                                                                   ------
                                                                                  $ 121.1
                                                                                   ======
      Uses
         Repayment of debt...................................................     $ 117.1
         Payment of transfer taxes...........................................         0.5
         Prepayment penalty..................................................         3.5
                                                                                   ------
                                                                                  $ 121.1
                                                                                   ======


- ---------------

(1) Cash retained by Heritage will be used to pay offering expenses associated with the Note Placement, to satisfy notes payable pursuant to non-compete agreements that are not being assumed by the Operating Partnership and to satisfy certain net worth requirements of federal tax laws. See "Tax Considerations."

(2) After underwriting discounts and commissions and expenses of this offering.

     The transactions referred to above and the other transactions to occur in connection with this offering are referred to herein as the "Transactions." See "The Transactions." For additional information regarding the terms of the Notes and the Bank Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness."


DISTRIBUTIONS AND PAYMENTS TO THE GENERAL PARTNER AND ITS AFFILIATES



     The following information summarizes the distributions and payments to be made by the Partnership to the General Partner and its affiliates in connection with the Transactions and the ongoing operations of the Partnership. Such distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's length negotiations. See "Conflicts of Interest and Fiduciary Responsibilities."



  Formation Stage



     In exchange for conveying substantially all of its assets (other than approximately $80.1 million in proceeds of the issuance of the Notes) to the Operating Partnership, Heritage will receive 3,702,943 Subordinated Units and an aggregate 2% general partner interest in the Partnership and the Operating Partnership and the Operating Partnership will assume substantially all of the liabilities of Heritage, including the Notes. Assuming an initial public offering price of $20.50 per Common Unit, approximately $62.6 million of the net proceeds from the Note Placement retained by Heritage will be used to finance the Equity Repurchase. As a result, certain members of management will receive $0.5 million in consideration for the repurchase of their preferred stock of Heritage and certain members of management will own all of the capital stock of Heritage. Approximately $39.9 million of the net proceeds from the Note Placement and all of the net proceeds from this offering will be used to finance the repayment of $117.1 million of Heritage's indebtedness and a payment penalty in the amount of $3.5 million in connection with the prepayment of certain of such indebtedness. See "The Transactions" and "Certain Relationships and Related Transactions."



  Operational Stage



     Distributions of Available Cash to the General Partner. Available Cash will generally be distributed 98% to the Unitholders (including to the General Partner as holder of the Subordinated Units) and 2% to the General Partner, except that if distributions of Available Cash from Operating Surplus exceed the Target Distribution Levels (as defined below), the General Partner will receive a percentage of such excess distributions that will increase to up to approximately 50% of the excess distributions above the highest Target Distribution Level. See "Cash Distribution Policy."



     Other Payments. Following this offering, in general, the management and employees of Heritage who currently manage and operate the propane business and assets to be owned by the Partnership will continue to manage and operate the Partnership's business as officers and employees of the General Partner and its affiliates. The General Partner will not receive any management fee or other compensation in connection with its management of the Partnership, but will be reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership, including the costs of compensation and employee benefit plans described herein properly allocable to the Partnership (including the Restricted Unit Plan and Unit Purchase Plan described herein), and all other expenses necessary or appropriate to the conduct of business of, and allocable to, the Partnership. On a pro forma basis, an aggregate of approximately $17.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner in fiscal 1995.



     Affiliates of the General Partner may provide certain administrative services for the General Partner on behalf of the Partnership and will be reimbursed for all direct and indirect expenses incurred in connection therewith. In addition, the General Partner and its affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the General Partner.



     Withdrawal or Removal of the General Partner. If the General Partner withdraws in violation of the Partnership Agreement or is removed by the Unitholders for Cause (as defined in the Glossary), the successor general partner will have the option to purchase the general partner interests in the Partnership and the Operating Partnership (and the right to receive Incentive Distributions, as such term is defined in the Glossary) for a cash payment equal to the fair market value thereof. If the General Partner withdraws in accordance with the Partnership Agreement or is removed without Cause it will have the option to require a successor general partner to purchase its general partner interests in the Partnership and the Operating Partnership (and the right to receive Incentive Distributions) for such price. If the general partner interests in the Partnership and the Operating Partnership (and the right to receive Incentive Distributions) are not so purchased by the successor general partner, the General Partner has the right to convert such partner interests into a number of Common Units equal in value to the fair market value thereof as determined by an independent investment banking firm or other independent experts or to receive cash in exchange for such interests. See "The Partnership Agreement -- Withdrawal or Removal of the General Partner."



  Liquidation Stage



     In the event of any liquidation of the Partnership, the partners, including the General Partner, will be entitled to receive liquidating distributions in accordance with their respective capital account balances. See "Cash Distribution Policy -- Distributions of Cash Upon Liquidation."

         SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table sets forth, for the periods and as of the dates indicated, summary historical financial and operating data for Heritage and summary pro forma financial and operating data for the Partnership after giving effect to certain acquisitions and the Transactions. The historical balance sheet data for the two years ended August 31, 1995 and 1994, respectively, and the statement of operations and operating data for the three years ended August 31, 1995, 1994 and 1993, respectively, have been derived from the financial statements appearing elsewhere herein which have been audited by Arthur Andersen LLP, independent auditors. The summary historical balance sheet data for the year ended August 31, 1993 has been derived from Heritage's audited financial statements not included herein. The summary historical balance sheet data for the two years ended August 31, 1992 and 1991, respectively, and statement of operations and operating data for the two years ended August 31, 1992 and 1991, respectively, have been derived from Heritage's unaudited financial statements, not included herein. The historical financial and operating data for the six-month periods ended February 28, 1995 and February 29, 1996 are derived from the unaudited financial statements included elsewhere herein, and, in the opinion of management of Heritage, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations and financial condition. However, the propane business is seasonal in nature, with its peak activity during the winter. Therefore, the results for the interim periods are not indicative of the results that can be expected for a full year. The summary historical financial and operating data of Heritage should be read in conjunction with the financial statements of Heritage included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere in this Prospectus. The Partnership's summary pro forma financial and operating data are derived from the Unaudited Pro Forma Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus, and should be read in conjunction therewith. The amounts in the table below, except per Unit data, are in thousands.


                                                                           PARTNERSHIP                               PARTNERSHIP
                                       HERITAGE HISTORICAL                 PRO FORMA(A)       HERITAGE HISTORICAL      PRO FORMA(A)
                         ------------------------------------------------  ------------  --------------------------  ------------
                                                                                              SIX MONTHS ENDED        SIX MONTHS
                                      YEAR ENDED AUGUST 31,                 YEAR ENDED   --------------------------     ENDED
                         ------------------------------------------------   AUGUST 31,   FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 29,
                           1991      1992      1993      1994      1995        1995          1995          1996          1996
                         --------  --------  --------  --------  --------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS
  DATA
  Revenues.............. $ 75,761  $ 97,209  $102,291  $103,971  $131,508    $142,410      $ 76,880      $103,053      $106,266
  Gross profit(b).......   30,545    41,014    45,596    48,601    55,841      61,520        34,234        39,242        40,591
  Depreciation and
    amortization........    6,376     7,411     8,288     8,711     8,896       9,771         4,505         4,596         4,795
  Operating income
    (loss)..............    3,910     7,383     8,669     9,905    12,675      14,008        12,136        13,878        14,160
  Interest expense......    7,936     8,759     8,786     8,761    12,201      11,339         5,658         6,779         5,921
  Provision (benefit)
    for income
    taxes...............    2,164      (440)      117       668       666          50         2,869         3,541            25
  Net income (loss).....   (7,392)   (1,084)     (721)      315      (211)      2,878         4,179         4,218         8,894
  Net income (loss) per
    Unit(c).............                                                         0.37                                      1.13
BALANCE SHEET DATA
  (END OF PERIOD)
  Current assets........ $ 17,366  $ 16,572  $ 16,924  $ 17,134  $ 21,293                  $ 26,686      $ 34,161      $ 32,837
  Total assets..........  115,800   116,123   121,557   118,330   163,423                   164,605       180,776       189,171
  Current liabilities...   16,520    17,344    18,734    19,646    35,825                    23,532       142,347(d)     31,117
  Long-term debt........   82,013    82,354    86,532    81,373   103,412                   110,446         6,301(d)    128,494
  Redeemable preferred
    stock...............   10,020    10,555    11,167    11,737    12,337                    12,032        12,645
  Stockholders' equity
    (deficiency)........   (4,133)   (5,153)   (6,232)   (6,301)   (6,975)                   (2,293)       (2,826)
  Partner's
    capital -- General
    Partner.............                                                                                                    591
  Partners'
    capital -- Limited
    Partners............                                                                                                 28,969
OPERATING DATA
  EBITDA(e)............. $ 10,286  $ 14,794  $ 16,957  $ 18,616  $ 21,672    $ 24,334      $ 16,770      $ 18,972      $ 19,494
  Capital
    expenditures(f):
    Maintenance and
      growth............    2,891     3,625     3,802     6,194     8,634                     4,745         4,990
    Acquisition.........   30,322     3,648     8,149        --    27,879                    24,486         4,150
  Retail propane gallons
    sold................   48,249    63,177    73,442    79,669    98,318                    59,729        73,602


- ---------------

(a) For a description of the assumptions and adjustments used in preparing the Partnership's pro forma financial and operating data, see Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus.
(b) Gross profit is computed by reducing total revenues by the direct cost of the products sold.
(c) Net income per Unit is computed by dividing the limited partners' interest in net income by the limited partners' weighted average number of Units outstanding.
(d) Heritage is in default on all indebtedness to Prudential as a result of its failure to pay certain scheduled principal payments. As a result, all amounts due are classified as current liabilities. All such indebtedness will be repaid at the closing of this offering. See "The
    Transactions -- Debt Refinancing."
(e) EBITDA is defined as operating income plus depreciation and amortization (including the EBITDA of investees). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution.

(f) The Partnership's capital expenditures fall generally into three categories:
    (i) maintenance capital expenditures, which include expenditures for repairs that extend the life of the assets and replacement of property, plant and equipment, (ii) growth capital expenditures, which include expenditures for purchase of new propane tanks and other equipment to facilitate expansion of the Partnership's retail customer base and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations and the portion of the purchase price allocated to intangibles associated with such acquired businesses.

RISK FACTORS

     Limited partner interests are inherently different from capital stock of a corporation, although many of the business risks to which the Partnership will be subject are similar to those that would be faced by a corporation engaged in a similar business. Prospective purchasers of the Common Units should consider the following risk factors in evaluating an investment in the Common Units:

     RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS


       - Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume and in excess of 80% of EBITDA are attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. For example, the Partnership believes that during each of its six fiscal years of existence, weather affecting its operations, measured on a Partnership-wide basis, has been warmer than normal. This warmer than normal weather has contributed in part to the Partnership's operating losses in four of the past five fiscal years. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volumes sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations.


       - Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. As rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce the Partnership's gross profits. The Partnership does not engage in any hedging activities with respect to its propane supply requirements, although it may do so in the future.

       - The Partnership's profitability is affected by the competition for customers among all participants in the retail propane business. Some of the Partnership's competitors are larger or have greater financial resources than the Partnership. Should a competitor attempt to increase market share by decreasing prices, the Partnership's financial condition and results of operations could be materially adversely affected. In addition, propane competes with other sources of energy, some of which are less costly for equivalent energy value.

       - Acquisitions will be the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth in the foreseeable future. There can be no assurance, however, that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to the Unitholders.

       - The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and is likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership will maintain insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

       - The failure of the Partnership to retain any of its senior management team could adversely affect its operations.

     RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP


       - Cash distributions to the Unitholders are not guaranteed and may fluctuate based upon the Partnership's performance. In addition, decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves will affect the amount of Available Cash.


       - Cash distributions are dependent primarily on cash flow, including from reserves and working capital borrowings, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits. The General Partner will establish reserves that affect the amount of Available Cash. Because the business of the Partnership is seasonal, it is likely that the General Partner will make additions to reserves during certain quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to other quarters. As a result of these and other factors, there is no guarantee that the Minimum Quarterly Distribution, or any other amount of distributions, will be made on the Common Units.


       - The amount of pro forma Available Cash from Operating Surplus generated during fiscal 1995 was approximately $10.0 million. Such amount would have been sufficient to cover the Minimum Quarterly Distribution for the four quarters in such year on all of the outstanding Common Units and the related distribution on the aggregate 2% general partner interest, but would have been insufficient by approximately $5.8 million to cover the Minimum Quarterly Distribution on the Subordinated Units and the related distribution on the general partner interest.


       - In establishing the terms of this offering, including the number and initial offering price of the Common Units, the number of Subordinated Units and the Minimum Quarterly Distribution, the Partnership relied on certain assumptions concerning its operations. Whether the assumptions are realized is not, in many cases, within the control of the Partnership and cannot be predicted with any degree of certainty. In the event that the Partnership's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected.


       - On a pro forma basis as of February 29, 1996, assuming consummation of the Transactions, the Partnership's long-term indebtedness as a percentage of its total capitalization would have been approximately 81.2%. As a result, the Partnership will be significantly leveraged and will have indebtedness that is substantial in relation to its partners' capital. The Partnership's leverage may also adversely affect the ability of the Partnership to finance its future operations and capital needs, may limit its ability to pursue acquisitions and other business opportunities and may make its results of operations more susceptible to adverse economic conditions. See "The Transactions -- Debt Refinancing" for a discussion about certain payment defaults by Heritage on its outstanding indebtedness to Prudential. In addition, the Partnership expects to have approximately $43.6 million of unused borrowing capacity under the Bank Credit Facility at the closing of this offering. Future borrowings could result in a significant increase in the Partnership's leverage. The Notes and the Bank Credit Facility will contain restrictive covenants that will limit the ability of the Partnership to incur additional indebtedness and to make distributions to Unitholders. The payment of principal and interest on the Partnership's indebtedness will reduce the cash available to make distributions on the Units.


       - The Partnership's indebtedness will contain provisions relating to changes in ownership. If such provisions are triggered, such outstanding indebtedness may become due. There is no restriction on the ability of the General Partner or its stockholders from entering into a transaction which would trigger such change in ownership provisions.


       - Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $17.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner in fiscal 1995. In addition, the General Partner and its affiliates may provide additional services to the Partnership, for which the Partnership will be charged reasonable fees as determined by the General Partner.



       - The General Partner will manage and operate the Partnership. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis, and will have only limited voting rights on matters affecting the Partnership's business. The management exercised by the General Partner may make it more difficult for others to control or influence the activities of the Partnership.


       - Subject to certain limitations, the Partnership may issue additional Common Units and other interests in the Partnership, the effect of which may be to dilute the interests of holders of Common Units in distributions by the Partnership or to make it more difficult for a person or group to remove the General Partner or otherwise change the management of the Partnership.

       - The Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the general partner of the Partnership or otherwise change the management of the Partnership. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. The General Partner's ownership of the Subordinated Units effectively gives the General Partner the ability to prevent its removal.


       - Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value of $22.16 per Common Unit from the initial public offering price (assuming an initial public offering price of $20.50 per Common Unit).


       - Prior to this offering, there has been no public market for the Common Units. The initial public offering price for the Common Units will be determined through negotiations between the General Partner and the representatives of the Underwriters. No assurance can be given as to the market prices at which the Common Units will trade.

       - If at any time less than 20% of the then issued and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining Common Units held by such unaffiliated persons at a price generally equal to the then-current market price of the Common Units. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.


       - The General Partner and its affiliates will receive certain benefits as a result of the Transactions. In exchange for conveying substantially all of its assets to the Operating Partnership, the General Partner will receive 3,702,943 Subordinated Units and an aggregate 2% general partner interest in the Partnership and the Operating Partnership (including the right to receive Incentive Distributions), and the Operating Partnership will assume substantially all of the liabilities of the General Partner, including the Notes. In addition, substantially all of the net proceeds from this offering and from the Note Placement will be used to finance the Equity Repurchase and the repayment of the General Partner's indebtedness to Prudential.


       - Under certain circumstances, holders of the Common Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Partnership.

       - The Partnership may be unable to obtain consents and title documents with respect to the transfer of certain assets and property of Heritage to the Operating Partnership. The failure to obtain such consents and title documents could adversely affect the business of the Partnership.

       - The holders of the Common Units have not been represented by counsel in connection with this offering, including the preparation of the Partnership Agreement or the other agreements referred to herein or in establishing the terms of this offering.

     CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES


       - The General Partner and its affiliates may have conflicts of interest with the Partnership and holders of Common Units. The Partnership Agreement contains certain provisions that limit the liability and reduce the fiduciary duties of the General Partner to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions that might, without such limitations, constitute breaches of fiduciary duty. Holders of Common Units are deemed to have consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law. The validity and enforceability of these types of provisions under Delaware law are uncertain.



       - The Partnership Agreement does not restrict the ability of affiliates of the General Partner to engage in any activities, except for the retail sale of propane to end users in the continental United States. The General Partner's affiliates may compete with the Partnership in other propane-related activities, such as trading, transportation, storage and wholesale distribution of propane. Furthermore, the Partnership Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership.


       - Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and target distributions on all Units in a given quarter. In addition, actions by the General Partner may have the effect of enabling the General Partner to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

     TAX RISKS

       - The availability to a Common Unitholder of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Partnership have made representations, Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership ("Counsel"), is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes.

       - No ruling has been requested from the Internal Revenue Service ("IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"), or any other matter affecting the Partnership.

       - A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.


       - It is anticipated that through December 31, 2000, a Unitholder may receive substantial distributions that would reduce such holder's tax basis, with the result that such holder may recognize substantial taxable gain upon a subsequent sale of such holder's Units.


       - Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons, raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts (IRAs) and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

       - Investment in Common Units is limited to calendar-year taxpayers. Any holder of a Common Unit who is not a calendar year taxpayer will not be admitted to the Partnership as a partner, will not be entitled to receive distributions or federal income tax allocations from the Partnership and may only transfer such Common Units to a purchaser or another transferee.

       - In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), losses generated by the Partnership, if any, will generally only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including other passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party.

       - The Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury regulations. A successful challenge of those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units.


       - A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property. The Partnership will initially own property and conduct business in the following states which currently impose a personal income tax: Arizona, California, Colorado, Idaho, Michigan, Minnesota, Montana, New Mexico, North Carolina, Oregon and South Carolina.


       - The Partnership will be registered with the IRS as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Partnership.

     See "Risk Factors," "Cash Distribution Policy," "Conflicts of Interest and Fiduciary Responsibilities," "The Partnership Agreement" and "Tax
Considerations" for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

CASH AVAILABLE FOR DISTRIBUTION


     Based on the amount of working capital that the Partnership is expected to have at the time it commences operations and the availability of the Working Capital Facility, the Partnership believes that, if its assumptions about operating conditions prove correct, the Partnership should have sufficient Available Cash from Operating Surplus to enable the Partnership to distribute the Minimum Quarterly Distribution on the outstanding Common Units and Subordinated Units, and the related distribution on the aggregate 2% general partner interest, with respect to each of its quarters at least through the quarter ending August 31, 1997, although no assurance can be given respecting such distributions or any future distributions. The Partnership's belief is based on a number of assumptions, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas (although during each of its past six fiscal years, weather affecting its operations, measured on a Partnership-wide basis, has been warmer than normal), that the Partnership's operating margins and internal growth rates will remain constant (although the retail propane industry is mature and overall demand for propane is expected to experience limited growth for the foreseeable future), that the Partnership will consummate certain acquisitions and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year or even series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate. As a result, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Risk Factors." In addition, the terms of the Partnership's indebtedness under certain circumstances will restrict the ability of the Partnership to distribute cash to Unitholders. Accordingly, no assurance can be given that distributions of the

Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not intend to update the expression of belief set forth above. See "Cash Distribution Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the General Partner's aggregate 2% general partner interest is approximately $15.8 million ($8.1 million for the Common Units, $7.4 million for the Subordinated Units and $0.3 million for the aggregate 2% general partner interest). The amounts of pro forma Available Cash from Operating Surplus generated during fiscal 1995 (which excludes any working capital borrowings) was $10.0 million. As a result, the Partnership believes that it would have been able to distribute the full Minimum Quarterly Distribution on all Common Units during fiscal 1995 but would not have been able to distribute the full Minimum Quarterly Distribution on all Subordinated Units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the calculation of pro forma Available Cash from Operating Surplus, see Appendix D.



     Based on the Partnership's pro forma results of operations for the six months ended February 29, 1996, limited data about operations in March and April 1996 and the Partnership's estimated results of operations for the remainder of fiscal 1996, the Partnership believes that if it had commenced operations on September 1, 1995 (assuming the Transactions and the acquisitions reflected in the Partnership's pro forma financial statements included herein had been consummated on such date), it would generate during fiscal 1996 Available Cash from Operating Surplus of approximately $11.0 million. As a result, the Partnership believes that, based on such assumptions, it would be able to distribute the full Minimum Quarterly Distribution on all Common Units for fiscal 1996, but would not be able to distribute the full Minimum Quarterly Distribution on all Subordinated Units. The Partnership's belief is based on the assumptions about weather, margins, internal growth rates, a planned acquisition and market and economic conditions described above as they apply to the final two quarters of fiscal 1996. There can be no assurance that such assumptions will be realized, and therefore, the Partnership's actual results of operations for the final six months of 1996 may deviate substantially from those estimated. The Partnership does not intend to update its expression of belief about fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The amounts of pro forma Available Cash from Operating Surplus for fiscal 1995 set forth above were derived from the pro forma financial statements of the Partnership in the manner set forth in Appendix D hereto. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions and the acquisitions referred to therein actually been completed as of the dates indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while Operating Surplus is defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amounts of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods. For a more complete definition of Operating Surplus, see the Glossary.

PARTNERSHIP STRUCTURE AND MANAGEMENT

     The Partnership will conduct, in substantially every respect, the propane business that was formerly conducted by Heritage. The operations of the Partnership will be conducted through, and the operating assets will be owned by, the Operating Partnership, a recently formed Delaware limited partnership, and any other subsidiary operating partnerships and corporations (collectively, the "Operating Partnership"). The Partnership will own a 98.9899% limited partner interest in the Operating Partnership. The General Partner is also the general partner of the Operating Partnership with a 1.0101% general partner interest. The General Partner will own an aggregate 2% general partner interest in the Partnership and the Operating Partnership. References herein to the General Partner's aggregate 2% interest or to distributions to the General Partner of 2% of Available Cash are references to the amount of the General Partner's combined percentage interest in the Partnership and the Operating Partnership.

     Following this offering, the management and employees of Heritage who currently manage and operate the propane business and assets to be owned by the Partnership will continue to manage and operate the Partnership's business as officers and employees of Heritage. The General Partner and its affiliates will not receive any management fee or other compensation in connection with its management of the Partnership, but will be reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner or its affiliates in connection with the operation of the Partnership's business.

     Conflicts of interest may arise between the General Partner and its affiliates, on the one hand, and the Partnership, the Operating Partnership and the Unitholders, on the other, including conflicts relating to the compensation of the officers and employees of the General Partner and the determination of fees and expenses that are allocable to the Partnership. The General Partner will have an audit committee (the "Audit Committee") consisting initially of two independent members of its Board of Directors that will be available at the General Partner's discretion to review matters involving conflicts of interest. See "Conflicts of Interest and Fiduciary Responsibilities."

     The principal executive offices of the Partnership and the Operating Partnership are located at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137. The telephone number at such offices is (918) 492-7272.

     The following chart depicts the organization and ownership of the Partnership and the Operating Partnership immediately after giving effect to the sale of the Common Units offered hereby and assumes that the Underwriters' over-allotment option is not exercised. The percentages reflected in the following chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership individually and not on an aggregate basis. Except in the following chart, the ownership percentages referred to in this Prospectus reflect the approximate effective ownership interest of the Unitholders in the Partnership and the Operating Partnership on a combined basis.

- ----------------------------------------------------
      EFFECTIVE AGGREGATE OWNERSHIP
       OF THE PARTNERSHIP AND THE
         OPERATING PARTNERSHIP
  Public Unitholders' Common Units....... 51.0%
  General Partner's Subordinated Units... 47.0%
  General Partner's Combined General
     Partner Interest....................  2.0%
- ----------------------------------------------------

                                   [CHART]

                                THE COMMON UNITS

     All purchasers of Common Units in this offering and subsequent purchasers of Common Units in the open market who wish to become Unitholders of record must deliver an executed transfer application (the "Transfer Application," the form of which is included in this Prospectus as Appendix B), in which the purchaser must certify that the purchaser is a calendar-year taxpayer (a "Calendar-Year Taxpayer"), before the purchase or transfer of such Common Units will be registered on the records of the Transfer Agent and before cash distributions or federal income tax allocations can be made to the transferee. Purchasers who wish to hold Common Units in "street name" accounts will also be eligible to receive distributions and federal income tax allocations, provided that the broker (or other nominee) certifies to the Transfer Agent that to the best of its knowledge the purchaser is a Calendar-Year Taxpayer. Any persons purchasing Common Units who do not certify that they are Calendar-Year Taxpayers acquire no rights in the Common Units other than the right to transfer such Common Units to a purchaser or other transferee. See "Description of the Common
Units -- Transfer of Common Units."

                                  THE OFFERING


Securities Offered...............    4,025,000 Common Units (4,628,750 Common
                                       Units if the Underwriters' over-allotment option is exercised in full).



Units to be Outstanding
  After This Offering............    4,025,000 Common Units and 3,702,943
                                       Subordinated Units, representing a 51.0% and 47.0% limited partner interest in the Partnership, respectively. If the Underwriters' over-allotment option is exercised in full, 603,750 additional Common Units will be issued by the Partnership, which will result in there being 4,628,750 Common Units and 3,702,943 Subordinated Units outstanding, representing a 54.4% and 43.6% limited partner interest in the Partnership, respectively.


Distributions of Available
Cash.............................    The Partnership will distribute all of its
                                       Available Cash within 45 days after the
                                       end of each quarter to the Unitholders of record on the applicable record date and to the General Partner. "Available Cash" for any quarter will consist generally of all cash on hand at the end of such quarter, as adjusted for reserves. The complete definition of Available Cash is set forth in the Glossary. The General Partner has broad discretion in making cash disbursements and establishing reserves, thereby affecting the amount of Available Cash that will be distributed with respect to any quarter. In addition, the terms of the Partnership's indebtedness require that certain reserves for the payment of principal and interest be maintained. Available Cash will generally be distributed 98% to Unitholders and 2% to the General Partner except that if distributions of Available Cash from Operating Surplus exceed specified target levels ("Target Distribution Levels") in excess of the Minimum Quarterly Distribution, the General Partner will receive a percentage of such excess distributions that will increase to up to 50% of the excess distributions above the highest Target Distribution Level. See "Cash
                                       Distribution Policy -- Incentive
                                       Distributions -- Hypothetical Annualized
                                       Yield."

Distributions to Common and
Subordinated Unitholders.........    The Partnership intends, to the extent
                                       there is sufficient Available Cash from
                                       Operating Surplus, to distribute to each holder of Common Units at least the Minimum Quarterly Distribution of $0.50 per Common Unit per quarter. The Minimum Quarterly Distribution is not guaranteed and is subject to adjustment as described under "Cash Distribution
                                       Policy -- Adjustment of Minimum Quarterly
                                       Distribution and Target Distribution
                                       Levels." The Minimum Quarterly
                                       Distribution for the period from the
                                       closing of this offering through August
                                       31, 1996 will be adjusted downward based on the actual length of such period.

                                     With respect to each quarter during the
                                       Subordination Period, which will
                                       generally not end prior to May 31, 2001, the Common Unitholders will generally have the right to receive the Minimum Quarterly Distribution, plus any arrearages thereon ("Common Unit Arrearages"), before any distribution of Available Cash from Operating Surplus is made to the Subordinated Unitholders. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. Subordinated Units will not accrue distribution arrearages. Upon expiration of the Subordination Period, Common Units will no longer accrue distribution arrearages. See "Cash Distribution Policy."

Subordination Period.............    The Subordination Period will generally
                                       extend from the closing of this offering until the first day of any quarter beginning after May 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus (as defined in the Glossary) generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interest in the Partnership during such periods, and
                                       (iii) there are no outstanding Common
                                       Unit Arrearages. Upon expiration of the
                                       Subordination Period, all remaining
                                       Subordinated Units will convert into
                                       Common Units on a one-for-one basis and
                                       will thereafter participate pro rata with the other Common Units in distributions of Available Cash.

Early Conversion of Subordinated
Units............................    A portion of the Subordinated Units will
                                       convert into Common Units on the first
                                       day after the record date established
                                       for the distribution in respect of any
                                       quarter ending on or after (a) May 31,
                                       1999 (with respect to one-quarter of the Subordinated Units) and (b) May 31, 2000 (with respect to one-quarter of the Subordinated Units), in respect of which
                                       (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interest in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. See "Cash
                                       Distribution Policy -- Distributions from
                                       Operating Surplus during Subordination
                                       Period."


Incentive Distributions..........    If quarterly distributions of Available
                                       Cash exceed the Target Distribution
                                       Levels, the General Partner will receive distributions which are generally equal to 15%, then 25% and then 50% of the distributions of Available Cash that exceed such Target Distribution Levels. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed that exceed distributions made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any. See "Cash Distribution Policy -- Incentive Distributions -- Hypothetical Annualized Yield." The distributions to the General Partner described above that are in excess of its aggregate 2% general partner interest are referred to herein as the "Incentive Distributions."


Adjustment of Minimum Quarterly
  Distribution and Target
  Distribution Levels............    The Minimum Quarterly Distribution and the
                                       Target Distribution Levels are subject to downward adjustments in the event that the Unitholders receive distributions of Available Cash from Capital Surplus (as defined in the Glossary) or legislation is enacted or existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal, state or local income tax purposes. If, as a result of distributions of Available Cash from Capital Surplus, the Unitholders receive a full return of the initial public offering price of the Common Units and any unpaid Common Unit Arrearages, the distributions of Available

                                       Cash payable to the General Partner will increase to 50% of all amounts distributed thereafter. See "Cash Distribution Policy -- General,"
                                       "-- Distributions from Capital Surplus"
                                       and "-- Adjustment of Minimum Quarterly
                                       Distribution and Target Distribution
                                       Levels."


Partnership's Ability to Issue
Additional Units.................    The Partnership Agreement generally
                                       authorizes the Partnership to issue an
                                       unlimited number of additional limited
                                       partner interests and other equity
                                       securities of the Partnership for such
                                       consideration and on such terms and
                                       conditions as shall be established by the General Partner in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 2,012,500 Common Units (excluding Common Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units or in connection with certain acquisitions or capital improvements or the repayment of certain indebtedness) or an equivalent number of securities ranking on a parity with the Common Units, without the approval of the holders of a Unit Majority. See "The Partnership
                                       Agreement -- Issuance of Additional
                                       Securities."


Limited Call Right...............    If at any time less than 20% of the issued
                                       and outstanding Common Units are held by persons other than the General Partner and its affiliates, the General Partner may purchase all of the remaining Common Units at a price generally equal to the then current market price of the Common Units. See "The Partnership Agreement -- Limited Call Right."

Limited Voting Rights............    Holders of Common Units will have only
                                       limited voting rights on matters
                                       affecting the Partnership's business. See
                                       "The Partnership Agreement."

Change of Management
Provisions.......................    Any person or group (other than the General
                                       Partner or its affiliates) that acquires beneficial ownership of 20% or more of the Common Units will lose its voting rights with respect to all of its Common Units. In addition, if the General Partner is removed other than for Cause (as defined in the Glossary) and Units held by the General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Units Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (and its right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests. These provisions are intended to discourage a person or group from attempting to remove the current General Partner or otherwise change the management of the Partnership. The effect of these provisions may diminish the price at which the Common Units would trade under certain circumstances. See "The Partnership Agreement -- Change of Management Provisions."

Removal and Withdrawal of the
General Partner..................    Subject to certain conditions, the General
                                       Partner may be removed upon the approval of the holders of at least 66 2/3% of the outstanding Units (including Units held by the General Partner and its affiliates) and the election of a successor general partner by the vote of the holders of not less than a Unit Majority. A meeting of holders of the Common Units may be called only by the General Partner or by the holders of 20% or more of the outstanding Common Units. The General Partner's ownership of the Subordinated Units effectively gives the General Partner the ability to prevent its removal. The General Partner has agreed not to voluntarily withdraw as general partner of the Partnership and the Operating Partnership prior to December 31, 2006, subject to limited exceptions, without obtaining the approval of at least a Unit Majority and furnishing an Opinion of Counsel (as defined in the Glossary). See "The Partnership Agreement -- Withdrawal or Removal of the General Partner" and "-- Meetings; Voting."


Distributions Upon Liquidation...    In the event of any liquidation of the
                                       Partnership during the Subordination
                                       Period, the outstanding Common Units will be entitled to receive a distribution out of the net assets of the Partnership in preference to liquidating distributions on the Subordinated Units to the extent of their Unrecovered Capital (as defined in the Glossary) and any unpaid Common Unit Arrearages. Under certain circumstances there may be insufficient gain for the holders of Common Units to fully recover all such amounts, even though there may be cash available for distribution to holders of Subordinated Units. Following conversion of the Subordinated Units into Common Units, all Units will be treated the same upon liquidation of the Partnership. See "Cash Distribution Policy -- Distributions of Cash Upon Liquidation."



Use of Proceeds..................    The net proceeds to the Partnership from
                                       the sale of Common Units offered hereby
                                       are estimated to be approximately $74.8
                                       million (assuming an initial public
                                       offering price of $20.50 per Common
                                       Unit), after deducting estimated
                                       underwriting discounts and commissions
                                       and expenses of this offering. The net
                                       proceeds of this offering, along with a
                                       portion of the net proceeds of the Note
                                       Placement, will be applied to repay
                                       existing indebtedness of Heritage. A
                                       portion of the net proceeds of the Note
                                       Placement will be used to repurchase
                                       equity interests of the stockholders of
                                       Heritage, as a result of which the entire equity interest in Heritage will be held by certain members of management. The remaining net proceeds of the Note Placement will be retained by the General Partner for various purposes. The Partnership will retain the net proceeds from any exercise of the Underwriters' over-allotment option for general partnership purposes, including repayment of outstanding indebtedness. See "Use of Proceeds."


Listing..........................    The Common Units have been approved for
                                       listing on the NYSE, subject to official notice of issuance.



NYSE Symbol......................    "HPG"

                         SUMMARY OF TAX CONSIDERATIONS

     The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult his own tax advisor about the United States federal, state and local tax consequences of an investment in Common Units.


     The following is a brief summary of certain expected tax consequences of owning and disposing of Common Units. The following discussion, insofar as it relates to United States federal income tax laws, is based in part upon the opinion of Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership, described in "Tax Considerations." This summary is qualified by the discussion in "Tax Considerations," particularly the qualifications on the opinions of Counsel described therein.


PARTNERSHIP STATUS

     In the opinion of Counsel, the Partnership will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, and a Common Unitholder will be required to report in his federal income tax return his share of the Partnership's income, gains, losses and deductions. In general, cash distributions to a Common Unitholder will be taxable only if, and to the extent that, they exceed the tax basis in his Common Units.

PARTNERSHIP ALLOCATIONS

     In general, income and loss of the Partnership will be allocated to the General Partner and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partner and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. A Unitholder will be required to take into account, in determining his federal income tax liability, his share of income generated by the Partnership for each taxable year of the Partnership ending within or with the Unitholder's taxable year even if cash distributions are not made to him. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by him with respect to such income) may exceed the cash actually distributed to him.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS


     The Partnership estimates that a purchaser of Common Units in this offering who owns them through December 31, 2000, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately 20% of cash distributed with respect to that period. The Partnership further estimates that for taxable years after the taxable year ending December 31, 2000, the taxable income allocable to them will represent a significantly higher percentage (and could in certain circumstances exceed the amount) of cash distributed to the Unitholders. These estimates are based upon the assumption that the gross income from operations will approximate an amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties which are beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentages could be higher or lower than as described above and any differences could be material. See "Tax Considerations -- Tax Consequences of Unit Ownership -- Ratio of Taxable Income to Distributions."


BASIS OF COMMON UNITS

     A Unitholder's initial tax basis for a Common Unit purchased in this offering will generally be the amount paid for the Common Unit. A Unitholder's basis is generally increased by his share of Partnership income and any increase in his share of Partnership nonrecourse liabilities and decreased by his share of Partnership losses and distributions and any decrease in his share of Partnership nonrecourse liabilities.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any Partnership losses will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be deducted when the Unitholder disposes of all of his Common Units in a fully taxable transaction with an unrelated party. In addition, a Unitholder may deduct his share of Partnership losses only to the extent the losses do not exceed his tax basis in his Common Units or, in the case of taxpayers subject to the "at risk" rules (such as individuals), the amount the Unitholder is at risk with respect to the Partnership's activities, if less than such tax basis.

SECTION 754 ELECTION

     The Partnership intends to make the election provided for by Section 754 of the Code, which will generally result in a Unitholder being allocated income and deductions calculated by reference to the portion of his purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

     A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis of those Common Units. Thus, distributions of cash from the Partnership to a Unitholder in excess of the income allocated to him will, in effect, become taxable income if he sells the Common Units at a price greater than his adjusted tax basis even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS


     In addition to federal income taxes, Unitholders may be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in the following states which currently impose a personal income tax: Arizona, California, Colorado, Idaho, Michigan, Minnesota, Montana, New Mexico, North Carolina, Oregon and South Carolina. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material.


     It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all U.S. federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
INVESTORS

     An investment in Common Units by tax-exempt organizations (including individual retirement accounts (IRAs) and other retirement plans), regulated investment companies and foreign persons, raises issues unique to such persons. Virtually all of the Partnership income allocated to a Unitholder which is a tax-exempt organization will be unrelated business taxable income, and thus will be taxable to such Unitholder; no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of a Common Unit and thus will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. See "Tax Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors."

TAX SHELTER REGISTRATION

     The Code generally requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that the Partnership will not be subject to this registration requirement. Nevertheless, the Partnership will be registered as a tax shelter with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAS BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See "Tax Considerations -- Administrative Matters -- Registration as a Tax Shelter."

                                  RISK FACTORS

     A prospective investor should carefully consider the following risk factors as well as the other information set forth in this Prospectus, before purchasing the Common Units offered hereby.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

  Weather Conditions Affect the Demand for Propane


     Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. Historically, approximately 66% of the Partnership's retail propane volume and in excess of 80% of the Partnership's EBITDA are attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations. Agricultural demand is also affected by weather, as dry weather during the harvest season reduces demand for propane used in crop drying. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


  The Partnership Will Be Subject to Pricing and Inventory Risks

     The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, and as such, its market price is subject to volatile changes in response to changes in supply or other market conditions. The Partnership will have no control over these market conditions. Consequently, the unit price of propane purchased by the Partnership, as well as other propane marketers, can change rapidly over a short period of time. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major delivery points. Since rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce the Partnership's gross profits. See "-- The Retail Propane Business Is Highly Competitive."


     Propane is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Partnership purchases propane from a variety of suppliers pursuant to supply contracts or on the spot market. In 1995, approximately 73% of the propane purchased by the Partnership was purchased from domestic suppliers and approximately 27% was procured from M-P Oils Partnership, a Canadian partnership in which the Partnership owns an indirect 60% interest. To the extent that the Partnership purchases propane from foreign (including Canadian) sources, its propane business will be subject to risks of disruption in foreign supply. The Partnership generally attempts to minimize inventory risk by purchasing propane on a short-term basis. However, the Partnership has on occasion purchased, and may in the future purchase, large volumes of propane during periods of low demand, which generally occur during the summer months, at the then current market price, for storage both at its service centers and in the Partnership's major storage facilities for future resale. In 1995, the Partnership's total storage capacity was approximately 13 million gallons. See "Business and Properties -- Properties." Because of the potential volatility of propane prices, the market price for propane could fall below the price at which the Partnership purchased propane held in inventory, thereby adversely affecting gross margins or sales or rendering sales from such inventory unprofitable. Except for the occasional opportunistic buying described above, the Partnership has not engaged in any hedging activities with respect to its propane supply requirements, although it may do so in the future. See "Business and Properties -- Propane Supply and Storage."

  The Retail Propane Business Is Highly Competitive

     The Partnership's profitability is affected by the competition for customers among all participants in the retail propane business. The Partnership competes with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Some of these competitors are larger or have greater financial resources than the Partnership. Should a competitor attempt to increase market share by decreasing prices, the Partnership's financial condition and results of operations could be materially adversely affected. Generally, warmer-than-normal weather further intensifies competition. The Partnership believes that its ability to compete effectively depends on the reliability of its service, its responsiveness to customers and its ability to maintain competitive retail prices.

  The Retail Propane Business Faces Competition from Alternative Energy Sources

     Propane competes with other sources of energy, some of which are less costly for equivalent energy value. The Partnership competes for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other. In addition, the Partnership cannot predict the effect that the development of alternative energy sources might have on its operations.

  The Partnership May Not Be Successful in Growing Through Acquisitions

     The retail propane industry is mature, and the Partnership foresees only limited growth in total retail demand for propane. Moreover, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane's higher cost than certain other energy sources, such as natural gas, the Partnership may experience difficulty in acquiring new retail customers, other than through acquisitions. Therefore, while the Partnership's business strategy includes opening new locations, adding new retail customers and retaining existing customers, the ability of the Partnership's propane business to grow will depend primarily upon its ability to acquire other retail propane distributors. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to the Unitholders. The Partnership is subject to certain covenants in agreements governing its indebtedness that might restrict the Partnership's ability to incur indebtedness to finance acquisitions. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited.

  The Partnership Is Subject to Operating and Litigation Risks Which May Not Be Covered by Insurance

     The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. As a result, the Partnership has been, and is likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership will maintain insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

  The Partnership Will Be Dependent Upon Key Personnel of Heritage


     Heritage believes its success has been, and the Partnership's success will be, dependent to a significant extent upon the efforts and abilities of its senior management team. The failure of Heritage to retain any of such executive officers could adversely affect the Partnership's operations. It is anticipated that the Partnership will maintain the key man insurance for James E. Bertelsmeyer currently held by Heritage in the amount of $5 million. Heritage does not currently maintain key man insurance for any of the other members of its senior management team.


  Energy Efficiency and Technology Advances May Affect Demand

     The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. The Partnership cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on its operations.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

  Cash Distributions Are Not Guaranteed and May Fluctuate with Partnership Performance

     Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership. The actual amounts of Available Cash will depend upon numerous factors, including cash flow generated by operations, required principal and interest payments on the Partnership's debt, the costs of acquisitions (including related debt service payments), restrictions contained in the Partnership's debt instruments, issuances of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which will be beyond the control of the Partnership and the General Partner. Cash distributions are dependent primarily on cash flow, including from reserves, and not on profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when the Partnership records losses and may not be made during periods when the Partnership records profits.


     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the General Partner's aggregate 2% general partner interest is approximately $15.8 million ($8.1 million for the Common Units, $7.4 million for the Subordinated Units and $0.3 million for the aggregate 2% general partner interest). The amounts of pro forma Available Cash from Operating Surplus generated during fiscal 1995 (which excludes any working capital borrowings) was approximately $10.0 million. As a result, the Partnership believes that it would have been able to distribute the full Minimum Quarterly Distribution on all Common Units during fiscal 1995 but would not have been able to distribute the full Minimum Quarterly Distribution on all Subordinated Units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the calculation of pro forma Available Cash from Operating Surplus, see Appendix D.



     Based on the Partnership's pro forma results of operations for the six months ended February 29, 1996, limited data about operations in March and April 1996 and the Partnership's estimated results of operations for the remainder of fiscal 1996, the Partnership believes that if it had commenced operations on September 1, 1995 (assuming the Transactions and the acquisitions reflected in the Partnership's pro forma financial statements included herein had been consummated on such date) it would generate during fiscal 1996 Available Cash from Operating Surplus of approximately $11.0 million. As a result, the Partnership believes that, based on such assumptions, it would be able to distribute the full Minimum Quarterly Distribution on all Common Units for fiscal 1996, but would not be able to distribute the full Minimum Quarterly Distribution on all Subordinated Units. The Partnership's belief is based on the assumptions about weather, internal growth rates, a planned acquisition and market and economic conditions described above as they apply to the final two quarters of fiscal 1996. There can be no assurance that such assumptions will be realized, and therefore, the

Partnership's actual results of operations for the final six months of 1996 may deviate substantially from those estimated. The Partnership does not intend to update its expression of belief about fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Partnership Agreement gives the General Partner broad discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Because the business of the Partnership is seasonal, the Partnership expects that it will make additions to reserves during certain of the Partnership's quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to other quarters. In addition, the Partnership will be required to establish reserves in respect of future payments of principal and interest on the Notes and any indebtedness under the Bank Credit Facility. The Notes and the Bank Credit Facility will limit the Operating Partnership's ability to distribute cash to the Partnership. Distributions from the Operating Partnership will be the Partnership's primary source of Available Cash. Any subsequent refinancing of the Notes, the Bank Credit Facility or any other indebtedness incurred by the Partnership may have similar restrictions, and the Partnership's ability to distribute cash may also be limited during the existence of defaults under any of the Partnership's debt instruments. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to Unitholders by the Partnership.

  Partnership Assumptions Concerning Future Operations and Weather May Not Be Realized


     In establishing the terms of this offering, including the number and initial offering price of the Common Units, the number of Subordinated Units and the Minimum Quarterly Distribution, the Partnership relied on certain assumptions concerning its operations, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas, that the Partnership's operating margins and internal growth rates will remain constant, that the Partnership will consummate certain acquisitions and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in many cases, within the control of the Partnership and cannot be predicted with any degree of certainty. In the event that the Partnership's assumptions are not realized, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Cash Distribution Policy -- Cash Available for Distribution."


     Because a substantial portion of the Partnership's propane is used in the heating-sensitive residential and commercial markets, the temperatures realized in the Partnership's areas of operations, particularly during the six-month peak heating season, have a significant effect on the financial performance of the Partnership. In any given area, sustained above-normal temperatures will tend to result in reduced propane use, while sustained below-normal temperatures will tend to result in greater propane use.


     The Partnership believes that its assumptions concerning the weather are within a range of reasonableness as they are based on historical averages for the years 1961-1990 as published by the National Weather Service Climate Analysis Center for each measuring point in each of the Partnership's regions. However, there is a substantial risk that the Partnership's assumptions concerning the weather will not prove to be correct in any year or series of years. Actual weather conditions can vary substantially from historical averages and there can be no assurance that weather conditions in the future will not be warmer than weather conditions in the past. For example, the Partnership believes that during each of its six fiscal years of existence, weather affecting its operations, measured on a Partnership-wide basis, has been warmer than normal. Should weather conditions in the Partnership's operating areas be warmer than the normal in the future, particularly during the October through March peak heating season, the Partnership's results of operations would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


  The Partnership's Indebtedness May Limit the Partnership's Ability to Make Distributions and May Affect its Operations


     On a pro forma basis at February 29, 1996, the Partnership's total long-term indebtedness as a percentage of its total capitalization would have been approximately 81.2%. As a result, the Partnership will be significantly leveraged and will have indebtedness that is substantial in relation to its partners' capital. Upon consummation of the Transactions, the Partnership contemplates that it will have outstanding $120 million in Notes, $4.0 million under the Working Capital Facility and $2.4 million under the Acquisition Facility. The Partnership expects to have an additional $43.6 million of unused borrowing capacity under the Bank Credit Facility at the closing of this offering. Future borrowings could result in a significant increase in the Partnership's leverage. The ability of the Partnership to make principal and interest payments depends on future performance, which performance is subject to many factors, a number of which will be outside the Partnership's control. The Notes and the Bank Credit Facility contain provisions relating to change in ownership. If such change in ownership provisions are triggered, such outstanding indebtedness may become due. In such event, there is no assurance that the Partnership would be able to pay the indebtedness. There is no restriction on the ability of the General Partner or its stockholders from entering into a transaction which would trigger such change in ownership provisions. The Notes and the Bank Credit Facility will contain restrictive covenants that limit the ability of the Operating Partnership to distribute cash and to incur additional indebtedness. The payment of principal and interest on such indebtedness and the reserves required by the terms of the Partnership's indebtedness for the future payment thereof will reduce the cash available to make distributions on the Units. The Partnership's leverage also may adversely affect the ability of the Partnership to finance its future operations and capital needs, may limit its ability to pursue acquisitions and other business opportunities and may make its results of operations more susceptible to adverse economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness." See "The Transactions -- Debt Refinancing" for a discussion about certain payment defaults by Heritage on its outstanding indebtedness to Prudential.



 Unitholders Will Have Certain Limits on their Voting Rights; The General Partner Will Manage and Operate the Partnership


     The General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, holders of Common Units will have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units will have no right to elect the General Partner on an annual or other continuing basis, and the General Partner may not be removed except pursuant to the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units owned by the General Partner and its affiliates) and upon the election of a successor general partner by the vote of the holders of not less than a Unit Majority. The General Partner's ownership of the Subordinated Units effectively gives the General Partner the ability to prevent its removal. As a result, holders of Common Units will have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control or influence the activities of the Partnership. See "The Partnership Agreement."

  The Partnership May Issue Additional Common Units thereby Diluting Existing Unitholders' Interests


     The Partnership has the authority to issue an unlimited number of additional Common Units or other equity securities for such consideration and on such terms and conditions as are established by the General Partner, in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 2,012,500 additional Common Units (excluding Common Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units or in connection with certain acquisitions or capital improvements or the repayment of certain indebtedness) or an equivalent number of securities ranking on a parity with the Common Units without the approval of holders of a Unit Majority. After the end of the Subordination Period, the Partnership may issue an unlimited number of limited partner interests of any type without the approval of the Unitholders. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Partnership of equity securities ranking junior to the Common Units at any time. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking on a parity with the Common Units may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership.

     The conversion of some or all the Subordinated Units into Common Units will increase the Partnership's Minimum Quarterly Distribution obligation with respect to the Common Units while simultaneously reducing or eliminating the Minimum Quarterly Distribution obligation with respect to the Subordinated Units.

  Change of Management Provisions


     Following this offering, the General Partner's ownership of Subordinated Units will preclude the removal of the General Partner without its consent. In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the General Partner of the Partnership or otherwise change the management of the Partnership. If the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (including the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests. Further, if any person or group (other than the General Partner or its affiliates) acquires beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership's operations as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. The effect of these provisions may be to diminish the price at which the Common Units will trade under certain circumstances. See "The Partnership Agreement -- Withdrawal or Removal of the General Partner."


  Purchasers of Common Units Will Experience Dilution


     Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value of $22.16 per Common Unit (assuming an initial public offering price of $20.50 per Common Unit). See "Dilution."


  No Prior Public Market for Common Units


     Prior to this offering, there has been no public market for the Common Units. The initial public offering price for the Common Units will be determined through negotiations between the General Partner and the representatives of the Underwriters. For a description of the factors to be considered in determining the initial public offering price, see "Underwriting." No assurance can be given as to the market prices at which the Common Units will trade. The Common Units have been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "HPG."


  The General Partner Will Have a Limited Call Right with Respect to the Limited Partner Interests

     If at any time less than 20% of the then issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of any class held by such unaffiliated persons at a price generally equal to the then-current market price of the limited partner interests of any class. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. See "The Partnership Agreement -- Limited Call Right."


  Benefits of the Transactions to Heritage and its Affiliates



     In exchange for conveying substantially all of its assets (other than approximately $80.1 million in proceeds of the issuance of the Notes) to the Operating Partnership, Heritage will receive 3,702,943

Subordinated Units and an aggregate 2% general partner interest in the Partnership and the Operating Partnership (including the right to receive Incentive Distributions) and the Operating Partnership will assume substantially all of the liabilities of Heritage, including the Notes. Assuming an initial public offering price of $20.50 per Common Unit, approximately $62.6 million of the net proceeds from the Note Placement retained by Heritage will be used to finance the Equity Repurchase from Prudential, GTCR and certain members of management, as a result of which certain members of management will receive $0.5 million in consideration of the repurchase of their preferred stock of Heritage and certain members of management will own all of the capital stock of Heritage. Approximately $39.9 million of the net proceeds from the Note Placement and all of the net proceeds from this offering will be used to finance the repayment of $117.1 million of Heritage's indebtedness and a prepayment penalty in the amount of $3.5 million in connection with certain Prudential indebtedness. See "The Transactions" and "Certain Relationships and Related Transactions."



 Cost Reimbursements and Fees Due to the General Partner May be Substantial



     Prior to making any distribution on the Common Units, the Partnership will reimburse the General Partner and its affiliates at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $17.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner in fiscal 1995. In addition, the General Partner and its affiliates may provide additional services to the Partnership for which the Partnership will be charged reasonable fees as determined by the General Partner.


  Unitholders May Not Have Limited Liability in Certain Circumstances; Liability for Return of Certain Distributions

     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove or replace the General Partner, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the Unitholders could be held liable in certain circumstances for the Partnership's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of a distribution for a period of three years from the date of the distribution. See "The Partnership Agreement -- Limited Liability" for a discussion of the limitations on liability and the implications thereof to a Unitholder.

  Possible Inability to Obtain Consents and Title Documents to Asset Transfers


     Concurrent with the closing of this offering, Heritage will convey substantially all of its assets (other than approximately $80.1 million in proceeds of the issuance of the Notes) and liabilities to the Partnership. Most of Heritage's leasehold interests in real and personal property and many of Heritage's permits, licenses and other rights are transferable to the Partnership only with the consent of the lessor or other third party. In addition, with respect to Heritage's owned real property, searches of local records may be necessary to obtain documents evidencing chain of title in order to prepare the documentation to transfer such real property interests and certain of such documents may not be available on a timely basis. The failure by the Partnership to obtain any such consents or title documents and its resulting inability to obtain any such leasehold rights, permits, licenses, other rights or property interests could have a material adverse effect on the Partnership. However, Heritage believes that the Partnership will have the licenses, permits, rights and property interests which will enable the Partnership to conduct its propane business in a manner which is similar in all material respects to that which was conducted by Heritage prior to the closing of this offering and that any failure to obtain such licenses, permits, rights or property interests will not have a material adverse impact on the business of the Partnership as described in this Prospectus. See "Business and Properties -- Transfer of the Partnership Assets."

  Holders of Common Units Have Not Been Represented by Counsel

     The holders of Common Units have not been represented by counsel in connection with this offering, including the preparation of the Partnership Agreement or the other agreements referred to herein or in establishing the terms of this offering.


CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES


     Conflicts of interest could arise as a result of the relationships between the Partnership, on the one hand, and the General Partner and its affiliates, on the other. The directors and officers of the General Partner have fiduciary duties to manage the General Partner in a manner beneficial to its stockholders. At the same time, the General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the General Partner, as general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the duties of management of the General Partner to its stockholders.

     Such conflicts of interest might arise in the following situations, among others:

          (i) Decisions of the General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the General Partner may have the effect of enabling the General Partner to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

          (ii) The Partnership will not, at least initially, have any employees and will rely solely on employees of Heritage and its affiliates.

          (iii) Under the terms of the Partnership Agreement, the Partnership will reimburse the General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership.

          (iv) Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partner or its assets.

          (v) Any agreements between the Partnership and the General Partner and its affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and such affiliates in favor of the Partnership. Therefore, the General Partner, in its capacity as the general partner of the Partnership, will be primarily responsible for enforcing such obligations.

          (vi) Under the terms of the Partnership Agreement, the General Partner is not restricted from causing the Partnership to pay the General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

          (vii) The General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership.

          (viii) The Partnership Agreement does not restrict the ability of affiliates of the General Partner to engage in any activities, except for the retail sale of propane to end users in the continental United States. The General Partner's affiliates may compete with the Partnership in other propane-related activities, such as trading, transportation, storage and wholesale distribution of propane. Furthermore, the Partner-ship Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership.

     Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the General Partner and its affiliates that might otherwise be prohibited, including those described in clauses (i)-(viii) above, and to have agreed that such conflicts of interest and actions do not constitute a breach by the General Partner of any duty stated or implied by law or equity. The General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty. The General Partner believes, however, that such latitude is necessary and appropriate to enable it to serve as the general partner of the Partnership without undue risk of liability.

     The Partnership Agreement expressly limits the liability of the General Partner by providing that the General Partner, its affiliates and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partner, its affiliates and their respective officers, directors, employees and agents to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or such other persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.


     The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partner that would be in effect under common law were it not for the Partnership Agreement. See "Conflicts of Interest and Fiduciary Responsibilities -- Conflicts of Interest."


TAX RISKS

     For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see "Tax Considerations."

  Tax Treatment is Dependent on Partnership Status


     The availability to a Common Unitholder of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partner and the Partnership have made representations, Counsel is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. No ruling from the IRS as to classification has been or is expected to be requested. Instead, the Partnership intends to rely on such opinion of Counsel (which is not binding on the IRS). One of the representations of the Partnership on which the opinion of Counsel is based is that at least 90% of the Partnership's gross income for each taxable year in the future will be "qualifying income." Whether the Partnership will continue to be classified as a partnership in part depends, therefore, on the Partnership's ability to meet this qualifying income test in the future. See "Tax Considerations -- Partnership Status."

     If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates (currently at a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and thus would likely result in a substantial reduction in the value of the Common Units. See "Tax Considerations -- Partnership Status."

     There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership. See "Cash Distribution
Policy -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

  No IRS Ruling With Respect to Tax Consequences

     No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under sec.7704 of the Code or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partner.

  Tax Liability Exceeding Cash Distributions

     A Unitholder will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See "Tax Considerations -- State, Local and Other Tax Considerations" for a discussion of certain state and local tax considerations that may be relevant to prospective Unitholders.

  Ownership of Common Units by Tax-Exempt Organizations and Certain Other Investors

     Investment in Common Units by certain tax-exempt entities, regulated investment companies, foreign persons and non-calendar year taxpayers, raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts (IRAs) and other retirement plans) from the ownership of a Common Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder. See "Tax Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors."

  Partners Limited to Calendar-Year Taxpayers

     Investment in Common Units is limited to calendar-year taxpayers. Any holder of a Common Unit who is not a calendar year taxpayer will not be admitted to the Partnership as a partner, will not be entitled to receive distributions or federal income tax allocations of the Partnership and may only transfer such interests to a purchaser or other transferee.

  Deductibility of Losses

     In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), losses generated by the Partnership, if any, will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See "Tax Considerations -- Tax Consequences of Unit Ownership -- Limitations on Deductibility of Partnership Losses."

  Tax Shelter Registration; Potential IRS Audit

     The Partnership will be registered with the IRS as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of Unitholders' tax returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

  Proposed Changes in Federal Income Tax Laws

     Legislation passed by Congress in November 1995 (the "1995 Proposed Legislation") would have altered the tax reporting procedures and the deficiency collection procedures applicable to large partnerships such as the Partnership (generally defined as electing partnerships with more than 100 partners) and would make certain additional changes to the treatment of large partnerships. That legislation was generally intended to simplify the administration of the tax reporting and deficiency collection rules governing large partnerships.


     On March 19, 1996, certain tax legislation known as the Revenue Reconciliation Act of 1996, was presented to Congress that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions).



     The 1995 Proposed Legislation was vetoed by President Clinton on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes which were set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the holders of Common Units will ultimately be enacted, or if enacted, what form they will take, what the effective dates will be and what, if any, transition rules will be provided.


  Disposition of Common Units

     A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of Partnership nonrecourse liabilities) and his adjusted tax basis in such

Common Units. Thus, prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Units, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

  Uniformity of Common Units and Nonconforming Depreciation Conventions

     Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge of those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See "Tax Considerations -- Uniformity of Units."

  State, Local and Other Tax Considerations

     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder may be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See "Tax Considerations -- State, Local and Other Tax Considerations."

  Partnership Tax Information and Audits

     The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                                THE TRANSACTIONS

FORMATION OF PARTNERSHIP


     Concurrently with the closing of this offering, Heritage will issue $120 million principal amount of the Notes to certain institutional investors pursuant to the Note Placement. Heritage will then convey substantially all of its assets (other than approximately $80.1 million in proceeds from issuance of the Notes) to the Operating Partnership in exchange for a general partner interest and all the limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all of the liabilities of Heritage (including the Notes, but excluding certain notes payable pursuant to non-compete agreements entered into in connection with prior acquisitions). Immediately thereafter, Heritage will convey all of its limited partner interests in the Operating Partnership to the Partnership in exchange for 3,702,943 Subordinated Units and a general partner interest in the Partnership (including the right to receive Incentive Distributions). As a result, the General Partner will own an aggregate 47.0% limited partner interest (approximately 43.6% if the Underwriters' over-allotment option is exercised in full), and an aggregate 2% general partner interest, in the Partnership and the Operating Partnership.


EQUITY REPURCHASE


     In contemplation of this offering, Heritage entered into the Letter Agreement dated as of April 24, 1996 and, prior to consummation of this offering, expects to execute definitive agreements with Prudential and GTCR, who, together with certain members of management, own the entire equity interest in Heritage immediately prior to consummation of this offering. Pursuant to the terms of the Letter Agreement and assuming an initial public offering price of $20.50 per Common Unit, Heritage and certain members of management will effect the Equity Repurchase as follows: (i) Heritage and certain members of management will repurchase from Prudential, 441,419 shares of Heritage's Class B Common Stock and 3,182 shares of Heritage's Redeemable Preferred Stock, representing Prudential's entire equity interest in Heritage, for an aggregate of $19.3 million in cash and $2.0 million of notes to be issued by such members of management, (ii) Heritage and certain members of management will purchase from GTCR, 1,014,060 shares of Heritage's Class A Common Stock and 5,927 shares of Heritage's Redeemable Preferred Stock, representing GTCR's entire equity interest in Heritage, for an aggregate of $42.8 million in cash and $3.0 million of notes to be issued by such members of management, and (iii) Heritage will purchase from certain members of management an aggregate of 377.55 shares of Heritage's Redeemable Preferred Stock, for an aggregate of $0.5 million. Heritage will use a portion of the net proceeds from the issuance of the Notes to finance its repurchases pursuant to the Equity Repurchase. As a result of the Equity Repurchase, all of the outstanding capital stock of Heritage will be owned by certain members of management. See "Certain Relationships and Related Transactions."


DEBT REFINANCING


     The Partnership will contribute the net proceeds from the sale of Common Units offered hereby (estimated to be approximately $74.8 million after deduction of underwriting discounts and commissions and expenses associated with this offering) to the Operating Partnership. The Operating Partnership will apply such net proceeds, together with approximately $39.9 million in cash contributed by Heritage from the proceeds of the Note Placement, $2.4 million borrowed under the Acquisition Facility and $4.0 million borrowed under the Working Capital Facility, to finance the repayment of all of the indebtedness of Heritage assumed by the Operating Partnership. Such indebtedness consists of (i) $66.4 million principal amount of borrowings outstanding under the Existing Acquisition Facility, (ii) $3.0 million principal amount of borrowings under the Existing Revolving Credit Facility, (iii) $4.0 million principal amount of borrowings outstanding under the Existing Working Capital Facility, (iv) an aggregate of $30.0 million principal amount of the Senior Reset Notes and (v) $12.6 million principal amount of the Subordinated Reset Notes, in each case plus accrued interest on such indebtedness. Pursuant to the terms of the Letter Agreement, Heritage will repay the Prudential indebtedness described above and will also pay a prepayment penalty in the amount of $3.5 million in connection with the early retirement of the Senior Reset Notes and the Subordinated Reset Notes.

     In October and November of 1995, Heritage completed three acquisitions for an aggregate purchase price of approximately $5.5 million. As a result of its use of available funds to finance these acquisitions, Heritage was unable to pay a $5.0 million scheduled principal repayment in November 1995 under its Existing Revolving Credit Facility (of which Heritage has since repaid $2.0 million) as well as a $4.2 million scheduled principal repayment in February 1996 under the Existing Acquisition Facility, resulting in a default under the terms of each such facility and its other indebtedness to Prudential. Heritage proceeded with such acquisitions while negotiating a new bank credit facility, the proceeds of which were to be used to repay a substantial portion of the indebtedness outstanding to Prudential and thereby cure any payment defaults thereunder. In December 1995, as a result of its decision to pursue this offering, Heritage decided to abandon such refinancing efforts. In connection with these transactions and in accordance with the requirements of the Letter Agreement, Prudential has entered into a standstill agreement with Heritage pursuant to which Prudential has agreed to waive existing and certain prospective defaults and forebear from exercising any remedies under the Prudential indebtedness for a period of six months from the date of execution of the Letter Agreement.


BANK CREDIT FACILITY


     Concurrently with the closing of this offering, the Operating Partnership will enter into the Bank Credit Facility, which will include both the Working Capital Facility, a revolving credit facility providing for up to $15.0 million of borrowings to be used for working capital and other general partnership purposes, and the Acquisition Facility, a revolving credit facility providing for up to $35.0 million of borrowings to be used for acquisitions and improvements. The Partnership anticipates borrowing approximately $6.4 million under the Bank Credit Facility concurrently with the closing of this offering in order to repay any amounts borrowed in connection with its recent and pending acquisitions as well as any other bank debt outstanding at the time of the closing of this offering.


     For additional information regarding the terms of the Bank Credit Facility and the Notes, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness."

                                USE OF PROCEEDS


     The net proceeds to the Partnership from the sale of Common Units offered hereby are estimated to be approximately $74.8 million (assuming an initial public offering price of $20.50 per Common Unit), after deducting estimated underwriting discounts and commissions and expenses of this offering.



     The Partnership will contribute such net proceeds to the Operating Partnership. The Operating Partnership will apply these proceeds, together with approximately $39.9 million in cash contributed by Heritage from the proceeds of the Note Placement, to the repayment of all outstanding indebtedness to Prudential. See "The Transactions -- Debt Refinancing."



     The Existing Revolving Credit Facility matured on November 20, 1995. Interest on the Existing Revolving Credit Facility is payable monthly at the one month London InterBank Offered Rate (LIBOR) plus a spread (such interest rate was 8.8% at February 29, 1996). The Existing Acquisition Facility matures on November 20, 1997. Interest on the Existing Acquisition Facility is payable quarterly at the three-month LIBOR rate then in effect plus a spread (such interest rate was 8.8% at February 29, 1996). Of the $30.0 million of Senior Reset Notes outstanding, $10.0 million mature on November 20, 1997 and $20.0 million mature on November 20, 2000. Interest thereon is payable quarterly and was 11.6% at February 29, 1996. The Subordinated Reset Notes mature on November 20, 2000, with interest payable quarterly at 13.6% and 11.8%.



     If the Underwriters' over-allotment option is exercised in full, the estimated additional net proceeds to the Partnership will be approximately $11.5 million. The Partnership will retain the net proceeds from any exercise of the Underwriters' over-allotment option for general partnership purposes, including repayment of outstanding indebtedness.

                                 CAPITALIZATION

     The following table sets forth (i) the capitalization of Heritage at February 29, 1996, (ii) the pro forma adjustments required to give effect to certain acquisitions and the Transactions, including the sale of Common Units offered hereby (assuming an initial public offering price of $20.50 per Common
Unit), the placement of $120 million in Notes and the application of the net proceeds therefrom as described in "Use of Proceeds," and (iii) the pro forma capitalization of the Partnership at such date after giving effect thereto. The table should be read in conjunction with the historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus.


                                                                       FEBRUARY 29, 1996
                                                         ----------------------------------------------
                                                          HERITAGE        PRO FORMA        PARTNERSHIP
                                                         HISTORICAL     ADJUSTMENTS(A)      PRO FORMA
                                                         ----------     --------------     ------------
                                                                         (IN THOUSANDS)
Working capital borrowings:
  Existing working capital facilities..................   $  10,075(b)    $  (10,075)        $     --
  Working Capital Facility.............................          --            8,756            8,756
                                                           --------        ---------         --------
          Total working capital borrowings.............   $  10,075(b)    $   (1,319)        $  8,756
                                                           ========        =========         ========
Current maturities of long-term debt:
  Existing Acquisition Facility........................   $  66,400(c)    $  (66,400)        $     --
  Senior Reset Notes...................................      30,000(c)       (30,000)              --
  Subordinated Reset Notes.............................      12,600(c)       (12,600)              --
  Due under Non-Compete Agreements.....................       2,143           (2,143)              --
  Other................................................         148               --              148
                                                           --------        ---------         --------
          Total current portion........................     111,291         (111,143)             148
                                                           --------        ---------         --------
Long-term debt:
  Due under Non-Compete Agreements.....................       5,582           (5,582)              --
  Acquisition Facility.................................          --            7,775            7,775
  Other................................................         719               --              719
  Notes................................................          --          120,000          120,000
                                                           --------        ---------         --------
          Total long-term debt.........................       6,301          122,193          128,494
                                                           --------        ---------         --------
Redeemable Preferred Stock.............................      12,645(d)       (12,645)              --
                                                           --------        ---------         --------
Stockholders' equity (deficit):
  Class A common stock.................................          13              (13)              --
  Class B common stock.................................           3               (3)              --
  Additional paid-in capital...........................       4,279           (4,279)              --
  Accumulated deficit..................................      (7,121)           7,121               --
                                                           --------        ---------         --------
          Total stockholders' deficit..................      (2,826)           2,826               --
                                                           --------        ---------         --------
Partners' capital:
  Common Unitholders...................................          --           15,076           15,076
  Subordinated Unitholders.............................          --           13,893           13,893
     General Partner...................................          --              591              591
                                                           --------        ---------         --------
          Total partners' capital......................          --           29,560           29,560
                                                           --------        ---------         --------
     Total capitalization..............................   $ 127,411       $   30,791         $158,202
                                                           ========        =========         ========


- ---------------

(a) See Notes to Pro Forma Consolidated Financial Statements of the Partnership for a discussion of the pro forma adjustments.

(b) Heritage is in default on $5.0 million of such indebtedness to Prudential as a result of its failure to pay certain scheduled principal repayments. See "The Transactions -- Debt Refinancing."

(c) Heritage is in default on all such indebtedness to Prudential as a result of its failure to pay certain scheduled principal payments. As a result, all amounts due are classified as current liabilities. See "The
    Transactions -- Debt Refinancing."

(d) Includes accrued dividends of $3.2 million.

                                    DILUTION


     On a pro forma basis as of February 29, 1996, after giving effect to the Transactions, the net negative tangible book value per Common Unit was $1.66 (assuming an initial public offering price of $20.50 per Unit). Purchasers of Common Units in this offering will experience substantial and immediate dilution in net tangible book value per Common Unit for financial accounting purposes, as illustrated in the following table:



Assumed initial public offering price per Common Unit.....................              $20.50
Net tangible book value per Unit before the offering(a)(b)................  $(23.02)
Increase in net tangible book value per Unit attributable to new investors...............................................................  21.36
                                                                            -------
Less: Pro forma net tangible book value per Common Unit after the
  offering(b)(c)..........................................................               (1.66)
                                                                                        ------
Immediate dilution in net tangible book value per Common Unit to new
  investors...............................................................              $22.16
                                                                                        ======


- ---------------


(a) Determined by dividing the number of Units (3,702,943 Subordinated Units and the 2% General Partner interest having a dilutive effect equivalent to 157,713 Units) to be issued to the General Partner for its contribution of assets and liabilities to the Partnership into the net tangible book value of the contributed assets and liabilities.



(b) The net negative tangible book value does not include intangible assets contributed to the Partnership with a book value of $42,641,000 ($5.41 per Unit).



(c) Determined by dividing the total number of Units (4,025,000 Common Units, 3,702,943 Subordinated Units and the 2% General Partner interest having a dilutive effect equivalent to 157,713 Units) to be outstanding after the offering made hereby, into the pro forma net tangible book value of the Partnership, after giving effect to the application of the net proceeds of this offering.


     The following table sets forth the number of Units issued by the Partnership and the total consideration contributed by the General Partner in respect of its Units and by purchasers of Common Units in this offering upon the consummation of the Transactions:


                                                              UNITS ACQUIRED       TOTAL BOOK
                                                           --------------------     VALUE OF
                                                            NUMBER      PERCENT    CONSIDERATION
                                                           ---------    -------    -----------
    General Partner......................................  3,860,656(a)   49.0%    $ 5,938,000(b)
    New Investors........................................  4,025,000      51.0      82,512,500
                                                           ---------     -----     -----------
              Total......................................  7,885,656     100.0%    $88,450,500
                                                           =========     =====     ===========


- ---------------


(a) Upon the consummation of the Transactions, the General Partner will own 3,702,943 Subordinated Units and a 2% general partner interest in the Partnership having a dilutive effect equivalent to 157,713 Units.



(b) Total consideration for the General Partner represents the book value of the net assets and liabilities contributed by the General Partner at February 29, 1996. The assets and liabilities contributed by the General Partner to the Partnership will be recorded at historical cost rather than fair value by the Partnership in accordance with generally accepted accounting principles. Such assets contributed by the General Partner include $42,641,000 of intangible assets, which consist of goodwill ($21.4 million), non-compete agreements with the owners of certain acquired businesses ($14 million), customer lists ($5 million) and deferred financing costs and other miscellaneous intangible assets ($2.2 million).

                            CASH DISTRIBUTION POLICY

GENERAL

     The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash is defined in the Glossary and generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters.

     Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partner, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "-- Quarterly Distributions of Available Cash."

     Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commences operations, plus $10 million, plus all cash receipts of the Partnership from its operations, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), maintenance capital expenditures and reserves established for future Partnership operations.

     Capital Surplus is also defined in the Glossary and will generally be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets all as disposed of in the ordinary course of business).

     To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus with respect to the quarter prior to such distribution. Any Available Cash in excess of such amount (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly.

     If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to the initial public offering price of the Common Units (the "Initial Unit Price"), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Partnership does not anticipate that there will be significant distributions from Capital Surplus.

     The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions to partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partner and to the holders of Common Units, and may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, whether the Subordination Period has ended and other factors discussed below.


     The Incentive Distributions represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed in excess of the payments made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages.

     Subject to the limitations described under "The Partnership
Agreement -- Issuance of Additional Securities," the Partnership has the authority to issue additional Common Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion and without the approval of the Unitholders. It is possible that the Partnership will fund acquisitions of other propane businesses through the issuance of additional Common Units or other equity securities of the Partnership. Holders of any additional Common Units issued by the Partnership will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Partnership. In addition, the issuance of additional Partnership Interests may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership. The General Partner will be required to make an additional capital contribution to the Partnership or the Operating Partnership (other than in connection with the exercise of the over-allotment option) in connection with the issuance of additional Partnership Interests.


     The discussion in the sections below indicate the percentages of cash distributions required to be made to the General Partner and the holders of Common Units and the circumstances under which holders of Subordinated Units are entitled to cash distributions and the amounts thereof. For a discussion of Available Cash from Operating Surplus available for distributions with respect to the Common Units on a pro forma basis, see "-- Cash Available for Distribution."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

     The Partnership will make distributions to its partners with respect to each quarter of the Partnership prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Partnership expects to make distributions of all Available Cash within approximately 45 days after the end of each quarter, commencing with the quarter ending August 31, 1996, to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels for the period from the closing of this offering through August 31, 1996 will be adjusted downward based on the actual length of such period. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to certain other adjustments as described below under "-- Distributions from Capital Surplus" and "-- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."


     With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will be converted on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 1,851,472 Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.


DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

     The Subordination Period will generally extend from the closing of this offering until the first day of any quarter beginning after May 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interest in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages.

     Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) May 31, 1999 (with respect to 925,736 Subordinated Units) and (b) May 31, 2000 (with respect to 925,736 Subordinated Units) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interest in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units.


     Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interest (and the right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.


     "Adjusted Operating Surplus" for any period generally means Operating Surplus generated during such period, less (a) any net increase in working capital borrowings during such period and (b) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period; and plus (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Operating Surplus generated during a period is equal to the difference between (i) the Operating Surplus determined at the end of such period and (ii) the Operating Surplus determined at the beginning of such period.


     Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

          first, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

          second, 98% to the Common Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

          third, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each outstanding Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

          thereafter, in the manner described in "-- Incentive
     Distributions -- Hypothetical Annualized Yield" below.

     The above references to the 2% of Available Cash from Operating Surplus distributed to the General Partner are references to the amount of the General Partner's percentage interest in distributions from the Partnership and the Operating Partnership on a combined basis (exclusive of its interest as holder of the Subordinated Units). The General Partner will own a 1% general partner interest in the Partnership and a 1.0101% general partner interest in the Operating Partnership. Other references in this Prospectus to the

General Partner's 2% interest or to distributions of 2% of Available Cash are also references to the amount of the General Partner's combined percentage interest in the Partnership and the Operating Partnership (exclusive of its interest as holder of the Subordinated Units). With respect to any Common Unit, the term "Common Unit Arrearages" refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit issued in this offering, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

     Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

          first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

          thereafter, in the manner described in "-- Incentive
     Distributions--Hypothetical Annualized Yield" below.

INCENTIVE DISTRIBUTIONS -- HYPOTHETICAL ANNUALIZED YIELD

     For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partner in the following manner:

          first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.550 for such quarter in respect of each outstanding Unit (the "First Target Distribution");

          second, 85% to all Unitholders, pro rata, and 15% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.635 for such quarter in respect of each outstanding Unit (the "Second Target Distribution");

          third, 75% to all Unitholders, pro rata, and 25% to the General Partner, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.825 for such quarter in respect of each outstanding Unit (the "Third Target Distribution"); and

          thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partner.

The distributions to the General Partner set forth above (other than in its capacity as holder of the Subordinated Units) that are in excess of its aggregate 2% general partner interest represent the Incentive Distributions.


     The following table illustrates the percentage allocation of the additional Available Cash from Operating Surplus between the Unitholders and the General Partner up to the various Target Distribution Levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each different level of allocation between the Unitholders and the General Partner. For purposes of the following table, the annualized percentage yield is calculated on a pretax basis assuming that (i) the Common Unit was purchased at an amount equal to the assumed initial public offering price of $20.50 per Common Unit and
(ii) the Partnership distributed each quarter during the first year following the investment the amount set forth under the column "Total Quarterly Distribution Target Amount." The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Common Unit Arrearages. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the General Partner and the Unitholders in any Available Cash from Operating Surplus distributed up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until Available Cash distributed reaches the next Target Distribution Level, if any. The percentage interests shown for the Unitholders and the General Partner for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution.


                                                                                 MARGINAL PERCENTAGE
                                              TOTAL                                  INTEREST IN
                                            QUARTERLY                               DISTRIBUTIONS
                                           DISTRIBUTION       HYPOTHETICAL     -----------------------
                                              TARGET           ANNUALIZED                      GENERAL
                                              AMOUNT             YIELD         UNITHOLDERS     PARTNER
                                           ------------       ------------     -----------     -------
    Minimum Quarterly
      Distribution.................           $0.500               9.756%          98%            2%
    First Target Distribution......           $0.550              10.732%          98%            2%
    Second Target Distribution.....           $0.635              12.390%          85%           15%
    Third Target Distribution......           $0.825              16.098%          75%           25%
    Thereafter.....................        above $0.825       above 16.098%        50%           50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

     Distributions by the Partnership of Available Cash from Capital Surplus will be made in the following manner:

          first, 98% to all Unitholders, pro rata, and 2% to the General Partner, until the Partnership has distributed, in respect of each outstanding Unit issued in this offering, Available Cash from Capital Surplus in an aggregate amount per Unit equal to the Initial Unit Price;

          second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

          thereafter, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

     As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price. To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units (as defined in the Glossary) immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may accelerate the termination of the Subordination Period, thereby increasing the likelihood of the conversion of Subordinated Units into Common Units.

     When "payback" of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), then in effect the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partner will be entitled thereafter to receive 50% of all distributions of Available Cash.

     Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

     The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Partnership is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Partnership is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partner in accordance with their respective capital account balances as so adjusted.

     Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Partnership, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus, net losses recognized upon liquidation of the Partnership will be allocated to the holders of the Subordinated Units to the extent of their capital account balances before any loss is allocated to the holders of the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partner and any Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the holders of Common Units to fully recover all of such amounts, even though there may be cash available for distribution to the holders of Subordinated Units.

     The manner of such adjustment is as provided in the Partnership Agreement, the form of which is included as Appendix A to this Prospectus. If the liquidation of the Partnership occurs before the end of the

Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

          first, to the General Partner and the holders of Units having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

          second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit, (ii) the amount of the Minimum Quarterly Distribution for the quarter during which liquidation of the Partnership occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

          third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the capital account for each Subordinated Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Subordinated Unit and (ii) the amount of the Minimum Quarterly Distribution for the quarter during which the liquidation of the Partnership occurs;

          fourth, 98% to all Unitholders, pro rata, and 2% to the General Partner, until there has been allocated under this clause fourth an amount per Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that were distributed 98% to the Unitholders, pro rata, and 2% to the General Partner for each quarter of the Partnership's existence;

          fifth, 85% to the Unitholders, pro rata, and 15% to the General Partner, until there has been allocated under this clause fifth an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that were distributed 85% to the Unitholders, pro rata, and 15% to the General Partner for each quarter of the Partnership's existence;

          sixth, 75% to all Unitholders, pro rata, and 25% to the General Partner, until there has been allocated under this clause sixth an amount per Unit equal to (a) the sum of the excess of the Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that were distributed 75% to the Unitholders, pro rata, and 25% to the General Partner for each quarter of the Partnership's existence; and

          thereafter, 50% to all Unitholders, pro rata, and 50% to the General Partner.

     If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses (ii) and (iii) of paragraph second above and all of paragraph third above will no longer be applicable.

     Upon liquidation of the Partnership, any loss will generally be allocated to the General Partner and the Unitholders as follows:

          first, 98% to holders of Subordinated Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partner until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

          second, 98% to the holders of Common Units, in proportion to the positive balances in their respective capital accounts and 2% to the General Partner until the capital accounts of the Common Unitholders have been reduced to zero; and

          thereafter, to the General Partner.

     If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph first above will no longer be applicable.

     Interim adjustments to capital accounts will be made at the time the Partnership issues additional interests in the Partnership or makes distributions of property. Such adjustments will be based on the fair market value of the interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partner in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional interests in the Partnership, distributions of property by the Partnership, or upon liquidation of the Partnership, will be allocated in a manner which results, to the extent possible, in the capital account balance of the General Partner equaling the amount which would have been the General Partner's capital account if no prior positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION


     Based on the amount of working capital that the Partnership is expected to have at the time it commences operations and the availability of the Working Capital Facility, the Partnership believes that, if its assumptions about operating conditions prove correct, the Partnership should have sufficient Available Cash from Operating Surplus to enable the Partnership to distribute the Minimum Quarterly Distribution on the outstanding Common Units and Subordinated Units, and the related distribution on the aggregate 2% general partner interest, with respect to each of its quarters at least through the quarter ending August 31, 1997, although no assurance can be given respecting such distributions or any future distributions. The Partnership's belief is based on a number of assumptions, including the assumptions that normal weather conditions will prevail in the Partnership's operating areas (although during each of its past six fiscal years, weather affecting its operations, measured on a Partnership-wide basis, has been warmer than normal), that the Partnership's operating margins and internal growth rates will remain constant (although the retail propane industry is mature and overall demand for propane is expected to experience limited growth for the foreseeable future), that the Partnership will consummate certain acquisitions and that market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year or even series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate. As a result, the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Risk Factors." In addition, the terms of the Partnership's indebtedness under certain circumstances will restrict the ability of the Partnership to distribute cash to Unitholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness." Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not intend to update the expression of belief set forth above.



     The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units to be outstanding immediately after this offering and on the General Partner's aggregate 2% general partner interest is approximately $15.8 million ($8.1 million for the Common Units, $7.4 million for the Subordinated Units and $0.3 million for the aggregate 2% general partner interest). If the Underwriters' over-allotment option is exercised in full, such amounts would be $9.3 million for the Common Units, $7.4 million for the Subordinated Units and $0.3 million for the aggregate 2% general partner interest, or an aggregate of approximately $17.0 million.



     The amounts of pro forma Available Cash from Operating Surplus generated during fiscal 1995 (which excludes any working capital borrowings) was $10.0 million. As a result, the Partnership believes that it would have been able to distribute the full Minimum Quarterly Distribution on all Common Units during fiscal 1995 but would not have been able to distribute the full Minimum Quarterly Distribution on all Subordinated Units. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the calculation of pro forma Available Cash from Operating Surplus, see Appendix D.

     Based on the Partnership's pro forma results of operations for the six months ended February 29, 1996, limited data about operations in March and April 1996 and the Partnership's estimated results of operations for the remainder of fiscal 1996, the Partnership believes that if it had commenced operations on September 1, 1995 (assuming the Transactions and the acquisitions reflected in the Partnership's pro forma financial statements included herein had been consummated on such date), it would generate during fiscal 1996 Available Cash from Operating Surplus of approximately $11.0 million. As a result, the Partnership believes that, based on such assumptions, it would be able to distribute the full Minimum Quarterly Distribution on all Common Units for fiscal 1996, but would not be able to distribute the full Minimum Quarterly Distribution on all Subordinated Units. The Partnership's belief is based on the assumptions about weather, margins, internal growth rates, a planned acquisition and market and economic conditions described above as they apply to the final two quarters of fiscal 1996. There can be no assurance that such assumptions will be realized, and therefore, the Partnership's actual results of operations for the final six months of 1996 may deviate substantially from those estimated. The Partnership does not intend to update its expression of belief about fiscal 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The amounts of pro forma Available Cash from Operating Surplus for fiscal 1995 set forth above were derived from the pro forma financial statements of the Partnership in the manner set forth in Appendix D hereto. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the results of operations of the Partnership had the Transactions and the acquisitions referred to therein actually been completed as of the dates indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts while Operating Surplus is defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amounts of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amounts of Available Cash from Operating Surplus that may in fact have been generated by the Partnership had it been formed in earlier periods. Operating Surplus is defined in the Glossary and generally refers to
(i) the cash balance of the Partnership on the date the Partnership commences operations, plus $10 million, plus all cash receipts of the Partnership from its operations, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or any equity offering), maintenance capital expenditures and reserves established for future Partnership operations. For a more complete definition of Operating Surplus, see the Glossary.

     The Partnership will be required to establish reserves for the future payment of principal and interest on the Notes and the indebtedness under the Bank Credit Facility. There are other provisions in such agreements which will, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness."

         SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The following table sets forth, for the periods and as of the dates indicated, selected historical financial and operating data for Heritage and selected pro forma financial and operating data for the Partnership after giving effect to certain acquisitions and the Transactions. The historical balance sheet data for the two years ended August 31, 1995 and 1994, respectively, and the statement of operations and operating data for the three years ended August 31, 1995, 1994 and 1993, respectively, have been derived from the financial statements appearing elsewhere herein which have been audited by Arthur Andersen LLP, independent auditors. The selected historical balance sheet data for the year ended August 31, 1993 has been derived from Heritage's audited financial statements not included herein. The selected historical balance sheet data for the two years ended August 31, 1992 and 1991, respectively, and statement of operations and operating data for the two years ended August 31, 1992 and 1991, respectively, have been derived from Heritage's unaudited financial statements, not included herein. The historical financial and operating data for the six-month periods ended February 28, 1995 and February 29, 1996 are derived from the unaudited financial statements included elsewhere herein, and, in the opinion of management of Heritage, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations and financial condition. However, the propane business is seasonal in nature, with its peak activity during the winter. Therefore, the results for the interim periods are not indicative of the results that can be expected for a full year. The selected historical financial and operating data of Heritage should be read in conjunction with the financial statements of Heritage included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere in this Prospectus. The Partnership's summary pro forma financial and operating data are derived from the Unaudited Pro Forma Consolidated Financial Statements of the Partnership included elsewhere in this Prospectus, and should be read in conjunction therewith. The amounts in the table below, except per Unit data, are in thousands.


                                                                             PARTNERSHIP    HERITAGE HISTORICAL      PARTNERSHIP
                                                                                PRO      --------------------------  PRO FORMA(A)
                                         HERITAGE HISTORICAL                  FORMA(A)           SIX MONTHS          ------------
                           ------------------------------------------------  ----------            ENDED              SIX MONTHS
                                        YEAR ENDED AUGUST 31,                YEAR ENDED  --------------------------     ENDED
                           ------------------------------------------------  AUGUST 31,  FEBRUARY 28,  FEBRUARY 29,  FEBRUARY 29,
                             1991      1992      1993      1994      1995       1995         1995          1996          1996
                           --------  --------  --------  --------  --------  ----------  ------------  ------------  ------------
STATEMENT OF OPERATIONS
  DATA
  Revenues...............  $ 75,761  $ 97,209  $102,291  $103,971  $131,508   $142,410     $ 76,880      $103,053      $106,266
  Gross profit(b)........    30,545    41,014    45,596    48,601    55,841     61,520       34,234        39,242        40,591
  Depreciation and
    amortization.........     6,376     7,411     8,288     8,711     8,896      9,771        4,505         4,596         4,795
  Operating income
    (loss)...............     3,910     7,383     8,669     9,905    12,675     14,008       12,136        13,878        14,160
  Interest expense.......     7,936     8,759     8,786     8,761    12,201     11,339        5,658         6,779         5,921
  Provision (benefit) for
    income taxes.........     2,164      (440)      117       668       666         50        2,869         3,541            25
  Net income (loss)......    (7,392)   (1,084)     (721)      315      (211)     2,878        4,179         4,218         8,894
  Net income (loss) per
    Unit(c)..............                                                         0.37                                     1.13
BALANCE SHEET DATA (END
  OF PERIOD)
  Current assets.........  $ 17,366  $ 16,572  $ 16,924  $ 17,134  $ 21,293                $ 26,686      $ 34,161      $ 32,837
  Total assets...........   115,800   116,123   121,557   118,330   163,423                 164,605       180,776       189,171
  Current liabilities....    16,520    17,344    18,734    19,646    35,825                  23,532       142,347(d)     31,117
  Long-term debt.........    82,013    82,354    86,532    81,373   103,412                 110,446         6,301(d)    128,494
  Redeemable preferred
    stock................    10,020    10,555    11,167    11,737    12,337                  12,032        12,645
  Stockholders' equity
    (deficiency).........    (4,133)   (5,153)   (6,232)   (6,301)   (6,975)                 (2,293)       (2,826)
  Partner's
    capital - General
    Partner..............                                                                                                   591
  Partners'
    capital - Limited
    Partners.............                                                                                                28,969
OPERATING DATA
  EBITDA(e)..............  $ 10,286  $ 14,794  $ 16,957  $ 18,616  $ 21,672   $ 24,334     $ 16,770      $ 18,972      $ 19,494
  Capital
    expenditures(f):
    Maintenance and
      growth.............     2,891     3,625     3,802     6,194     8,634                   4,745         4,990
    Acquisition..........    30,322     3,648     8,149        --    27,879                  24,486         4,150
  Retail propane gallons
    sold.................    48,249    63,177    73,442    79,669    98,318                  59,729        73,602


- ---------------

(a) For a description of the assumptions and adjustments used in preparing the Partnership's pro forma financial and operating data, see Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus.

(b) Gross profit is computed by reducing total revenues by the direct cost of the products sold.

(c) Net income per Unit is computed by dividing the limited partners' interest in net income by the limited partners' weighted average number of Units outstanding.

(d) Heritage is in default on all indebtedness to Prudential as a result of its failure to pay certain scheduled principal payments. As a result, all amounts due are classified as current liabilities. All such indebtedness will be repaid at the closing of this offering. See "The
    Transactions -- Debt Refinancing."

(e) EBITDA is defined as operating income plus depreciation and amortization (including the EBITDA of investees). EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution.


(f) The Partnership's capital expenditures fall generally into three categories:
    (i) maintenance capital expenditures, which include expenditures for repairs that extend the life of the assets and replacement of property, plant and equipment, (ii) growth capital expenditures, which include expenditures for purchase of new propane tanks and other equipment to facilitate expansion of the Partnership's retail customer base and (iii) acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations and the portion of the purchase price allocated to intangibles associated with such acquired businesses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the historical financial condition and results of operations of Heritage and the Partnership should be read in conjunction with the Selected Historical and Pro Forma Financial and Operating Data and notes thereto and the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus.

GENERAL


     Since its formation in 1989, Heritage has grown primarily through acquisitions of retail propane operations and, to a lesser extent, through internal growth. Through August 31, 1995, Heritage completed 25 acquisitions for an aggregate purchase price of approximately $146 million. Heritage more than doubled its volumes of propane sold to retail customers from 48.2 million gallons for the fiscal year ended August 31, 1991 to 98.3 million gallons for the fiscal year ended August 31, 1995. For the six months ended February 29, 1996, Heritage sold approximately 73.6 million gallons to retail customers, compared to 59.7 million gallons for the same period in fiscal 1995. Since August 31, 1995, Heritage has acquired four propane companies and has signed a letter of intent to acquire one additional company. The Partnership believes that these five companies generate combined annual retail sales of approximately 10 million gallons.



     The retail propane distribution business is largely seasonal due to propane's use as a heating source in residential and commercial buildings. Historically, approximately 66% of the Partnership's retail propane volume and in excess of 80% of the Partnership's EBITDA is attributable to sales during the six-month peak heating season of October through March. Consequently, sales and operating profits are concentrated in the Partnership's first and second fiscal quarters. Cash flows from operations, however, are greatest during the second and third fiscal quarters when customers pay for propane purchased during the six-month peak heating season.


     Because a substantial portion of the Partnership's propane is used in the heating-sensitive residential and commercial markets, the temperatures realized in the Partnership's areas of operations, particularly during the six-month peak heating season, have a significant effect on the financial performance of the Partnership. In any given area, sustained warmer-than-normal temperatures will tend to result in reduced propane use, while sustained colder-than-normal temperatures will tend to result in greater propane use. Information on normal temperatures is therefore used by the Partnership in understanding how historical results of operations are affected by temperatures that are colder or warmer than normal and in preparing forecasts of future operations, which are based on the assumption that normal weather will prevail in each of the Partnership's regions.

     In determining actual and normal weather for a given period of time, the Partnership uses the actual number of Degree Days for such period and the average number of Degree Days for such period over the 30 years from 1961-1990, in each case as such information is published by the National Weather Service Climate Analysis Center, for each measuring point in each of the Partnership's regions. The Partnership then calculates weighted averages, based on retail volumes attributable to each measuring point, of actual and normal Degree Days within each region. Based on this information, the Partnership calculates a ratio of actual Degree Days to normal Degree Days first on a regional basis and then on a Partnership-wide basis.

     Although the Partnership believes that comparing temperature information for a given period of time to "normal" temperatures is helpful for an understanding of the Partnership's results of operations, care should be exercised when comparing variations in weather to changes in total revenues or operating profit given the manner in which weather is measured, the fact that a portion of the Partnership's total revenues are not heating-sensitive and other factors affecting results of operations, such as price, competition, product supply costs and customer mix. Furthermore, actual weather conditions in the Partnership's districts can vary substantially from historical experience. For example, the Partnership believes that during each of its six fiscal years of existence, weather affecting its operations, measured on a partnership-wide basis, has been warmer than normal. In addition, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations.

     Most of the propane purchased by the Partnership is purchased pursuant to one-year agreements subject to annual renewal, with the remainder purchased on the spot market. The Partnership generally does not enter into any fixed price take-or-pay contracts. The Partnership purchases propane from a wide variety of sources, with no one provider supplying more than 15% of its needs in fiscal year 1995.

     The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. The market price of propane is often subject to volatile changes as a result of supply or other market conditions over which the Partnership will have no control. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major delivery points. Since rapid increases in the wholesale cost of propane may not be immediately passed on to retail customers, such increases could reduce the Partnership's gross profits. The Partnership generally attempts to minimize inventory risk by purchasing propane on a short-term basis. However, the Partnership has on occasion purchased, and may in the future purchase, large volumes of propane during periods of low demand, which generally occur during the summer months, at the then current market price, for storage both at its service centers and in the Partnership's major storage facilities for future resale. Except for such occasional opportunistic buying, the Partnership has not engaged in any significant hedging activities with respect to its propane supply requirements, although it may do so in the future. Since 1991, the Partnership has generally been successful in maintaining retail gross margins on an annual basis, as evidenced by the fact that average annual retail gross margins, measured on a cents-per-gallon basis, have varied by less than 4% from the five-year average.

     Gross profit margins vary according to customer mix. For example, sales to residential customers generate higher margins than sales to certain other customer groups, such as agricultural customers. Wholesale margins are substantially lower than retail margins. In addition, gross profit margins vary by geographical region. Accordingly, a change in customer or geographic mix can affect gross profit without necessarily affecting total revenues.

ANALYSIS OF HISTORICAL RESULTS OF OPERATIONS


     The following discussion reflects for the periods indicated the results of operations and operating data for the Partnership. Most of the increases in the line items discussed below result from the acquisitions made by the Partnership during the periods discussed. In fiscal 1993 and 1995, the Partnership consummated five and seven acquisitions for total purchase prices of $10.6 million and $39.6 million, respectively. In the first six months of fiscal year 1996, the Partnership consummated three acquisitions for $5.5 million. These acquisitions affect the comparability of prior period financial matters. Amounts discussed below reflect 100% of the results of operations of M-P Oils Partnership, a general partnership in which the Partnership owns a 60% interest. Because M-P Oils Partnership is primarily engaged in lower-margin wholesale propane distribution, its contribution to the Partnership's net income and EBITDA is not significant.


  Six Months Ended February 29, 1996 Compared to Six Months Ended February 28, 1995


     Volume. During the six months ended February 29, 1996, the Partnership sold
73.6 million retail gallons, an increase of 13.9 million retail gallons or 23.2% from the 59.7 million retail gallons sold in the six months ended February 28, 1995. This increase was primarily attributable both to the effect of acquisitions made after September 1, 1994 and to weather that was significantly colder than in the prior period and, to a lesser extent, internal growth. The weather in the Partnership's areas of operations during the six-month period ended February 29, 1996 was approximately 4% warmer than normal for such areas. The weather in the Partnership's areas of operations during the six-month period ended February 28, 1995 was approximately 13% warmer than normal for such areas. This percentage was affected by significantly warmer-than-normal weather in the Partnership's southern Florida region where variations in weather do not have as significant an impact on the Partnership's operations as variations in other regions.

     The Partnership also sold approximately 73.7 million wholesale gallons in the six months ended February 29, 1996, a 57.5% increase from the 46.8 million wholesale gallons sold in the prior six-month period. The increase in wholesale volumes was largely attributable to M-P Oils Partnership's increased wholesale volumes in Canada.



     Revenues. Total revenues increased $26.2 million or 34.0% to $103.1 million for the six months ended February 29, 1996, as compared to $76.9 million for the prior six-month period. Domestic revenues increased $14.9 million or 22.4% to $81.3 million for the six months ended February 29, 1996, as compared to $66.4 million for the six-month period ended February 28, 1995. Foreign revenues increased $11.3 million or 107.6% to $21.8 million for the six months ended February 29, 1996, as compared to $10.5 million for the six-month period ended February 28, 1995. Approximately $12.9 million of the total increase was attributable to low-margin wholesale revenues that may or may not recur in future periods, with the balance attributable to volumes associated with acquisitions, more favorable weather conditions and internal growth.



     Cost of Sales. Total cost of sales increased $21.2 million or 49.6% to $63.8 million for the six months ended February 29, 1996, as compared to $42.6 million for the six months ended February 28, 1995. Domestic cost of sales increased $10.2 million or 31.4% to $42.7 million for the six months ended February 29, 1996, as compared to $32.5 million for the six-month period ended February 28, 1995. Foreign cost of sales increased $11.0 million or 108.9% to $21.1 million for the six months ended February 29, 1996, as compared to $10.1 million for the six-month period ended February 28, 1995. Approximately $12.6 million of the total increase was attributable to higher wholesale volumes, with the balance attributable to higher propane costs and increased volumes sold.



     Gross Profit. Gross profit increased $5.0 million or 14.6% to $39.2 million for the six months ended February 29, 1996, as compared to $34.2 million for the prior six-month period. This increase is attributable to an increase in volumes sold, partially offset by a margin decline of $1.9 million caused primarily by pricing pressures exerted by one of the Partnership's larger competitors. While the Partnership believes that such pricing pressures have since subsided, no assurance can be given that, in the future, the Partnership's competitors will not from time to time adopt aggressive pricing programs which create pressure on the Partnership's margins.



     Operating Expenses. Operating expenses increased $3.3 million or 20.2% to $19.4 million in the six months ended February 29, 1996, as compared to $16.1 million in the six months ended February 28, 1995. The majority of this increase was attributable to acquisition-related volumes.


     Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses were $1.4 million for the six months ended February 29, 1996, a small decrease from $1.5 million for the prior six-month period, as the Partnership was able to integrate acquisitions without increasing SG&A expenses.

     Depreciation and Amortization. Depreciation and amortization increased approximately $0.1 million or 2.0% to $4.6 million in the six months ended February 29, 1996, as compared to $4.5 million for the six months ended February 28, 1995. This increase was the result of additional depreciation associated with acquisitions partially offset by a reduction in amortization associated with the expiration of certain non-compete agreements that generated significant expense in the six months ended February 28, 1995.


     Operating Income. Operating income increased $1.8 million or 14.9% to $13.9 million for the six months ended February 29, 1996 compared to $12.1 million for the prior six-month period. This increase was due primarily to increased volumes, partially offset by a decline in margins. Domestic operating income increased $1.6 million or 13.4% to $13.5 million for the six months ended February 29, 1996, as compared to $11.9 million for the six-month period ended February 28, 1995. Foreign operating income increased $0.2 million or 100.0% to $0.4 million for the six months ended February 29, 1996, as compared to $0.2 million for the six-month period ended February 28, 1995.


     Net Income. The Partnership's net income was approximately $4.2 million for each of the six months ended February 29, 1996 and February 28, 1995 as higher operating income was offset by an increase in interest expense associated with additional borrowings for acquisitions and a higher provision for taxes.

     EBITDA. EBITDA increased $2.2 million or 13.1% to $19.0 million in the six months ended February 29, 1996, as compared to $16.8 million for the prior six-month period. This increase was due to an increase in volumes attributable to acquisitions, favorable weather conditions and internal growth, partially offset by a decrease in gross margins. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations) but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution.

  Fiscal Year 1995 Compared to Fiscal Year 1994


     Volume. During fiscal 1995, the Partnership sold 98.3 million retail gallons, an increase of 18.6 million retail gallons or 23.4% from the 79.7 million gallons sold in fiscal 1994. Substantially all of this increase resulted from seven acquisitions completed after August 31, 1994, with internal growth also contributing modestly to the increase. Partly offsetting the effects of acquisitions and internal growth was weather that was warmer than in the prior year. The weather in the Partnership's areas of operations during fiscal 1995 was approximately 13% warmer than normal for such areas. This percentage was affected by significantly warmer-than-normal weather in the Partnership's southern Florida region where variations in weather do not have as significant an impact on the Partnership's operations as variations in other regions. The weather in the Partnership's areas of operations during fiscal 1994 was approximately 6% warmer than normal.



     The Partnership also sold 93.4 million wholesale gallons in fiscal 1995, a 29.9% increase from the 71.9 million wholesale gallons sold in fiscal 1994. The increase in wholesale volumes was attributable to increased sales in the United States, increased sales by M-P Oils Partnership in Canada, and a short-term agreement for sales in Mexico.



     Revenues. Total revenues increased $27.5 million or 26.5% to $131.5 million for fiscal 1995, as compared to $104.0 million for fiscal 1994. Approximately $11.9 million of the increase was attributable to low-margin wholesale revenues that may or may not recur in future periods with the balance attributable to volumes associated with acquisitions and internal growth, partially offset by reduced revenues in the Partnership's continuing operations due to warmer weather. Domestic revenues increased $21.9 million or 24.6% to $110.8 million for fiscal 1995, as compared to $88.9 million for fiscal 1994. Foreign revenues increased $5.6 million or 37.1% to $20.7 million for fiscal 1995, as compared to $15.1 million for fiscal 1994.



     Cost of Sales. Total cost of sales increased $20.3 million or 36.7% to $75.7 million for fiscal 1995, as compared to $55.4 million for fiscal 1994. Approximately $11.4 million of the increase in cost of sales was attributable to higher wholesale volumes. The actual cost of propane on a per gallon basis, excluding acquisitions, increased approximately $0.03 per gallon in fiscal 1995, accounting for $4.6 million of the total increase. The remaining increase in cost of sales was attributable to higher retail volumes resulting from acquisitions as well as higher wholesale volumes. Domestic cost of sales increased $14.8 million or 36.1% to $55.8 million for fiscal 1995, as compared to $41.0 million for fiscal 1994. Foreign cost of sales increased $5.5 million or 38.2% to $19.9 million for fiscal 1995, as compared to $14.4 million for fiscal 1994.


     Gross Profit. Gross profit increased $7.2 million or 14.9% to $55.8 million for fiscal 1995, as compared to $48.6 million for fiscal 1994. This increase was attributable to acquisition-related volumes partially offset by a decrease in gross profit per retail gallon resulting from lower propane sales prices caused by competitive pressures and warmer weather conditions.

     Operating Expenses. Operating expenses increased $3.9 million or 14.4% to $31.4 million in fiscal 1995, as compared to $27.4 million in fiscal 1994. This increase was attributable to higher volumes resulting from acquisitions, partially offset by lower operating costs attributable to operations in place at the beginning of the fiscal year.

     Selling, General and Administrative. SG&A expenses increased $0.3 million or 13.3% from $2.6 million in fiscal 1994 to $2.9 million in fiscal 1995. This increase was largely attributable to expenses associated with acquisitions.

     Depreciation and Amortization. Depreciation and amortization increased approximately $0.2 million or 2.1% to $8.9 million for fiscal 1995 as compared to $8.7 million for fiscal 1994. This increase was attributable to additional depreciation associated with acquisitions, largely offset by a reduction in amortization associated with the expiration of certain non-compete agreements that generated significant expense in fiscal 1994.


     Operating Income. Operating income increased $2.8 million or 28.0% to $12.7 million in fiscal 1995 from $9.9 million in fiscal 1994. This increase was primarily due to acquisition-related volumes, partially offset by lower margins. Domestic operating income increased $2.8 million or 29.2% to $12.4 million for fiscal 1995, as compared to $9.6 million for fiscal 1994. Foreign operating income was unchanged at $0.3 million.


     Net Income. The Partnership posted a net loss of $0.2 million for fiscal 1995, as compared to net income of $0.3 million in fiscal 1994. This decline in net income was the result of a $3.4 million or 39.3% increase in interest expense from $8.8 million in fiscal 1994 to $12.2 million in fiscal 1995, partially offset by an increase in operating income of approximately $2.8 million. Approximately $2.5 million of the increase in interest expense was attributable to additional borrowings for acquisitions with the balance attributable to higher interest rates.

     EBITDA. EBITDA increased $3.1 million or 16.4%, to $21.7 million in fiscal 1995, as compared to $18.6 million for fiscal 1994. This increase was primarily due to an increase in volumes attributable to acquisitions and internal growth, partially offset by a decline in gross margins.

  Fiscal Year 1994 Compared to Fiscal Year 1993


     Volume. During fiscal 1994, the Partnership sold 79.7 million retail gallons, an increase of 6.2 million retail gallons or 8.5% from the 73.4 million gallons sold in fiscal 1993. This increase was attributable to additional volumes associated with acquisitions completed in fiscal 1993, the full effect of which were not realized until fiscal 1994, plus internal growth. Wholesale volumes in fiscal 1994 were approximately 71.9 million gallons, a 2.9% increase from approximately 69.9 million gallons in fiscal 1993. Weather conditions in the Partnership's area of operations were approximately 6% warmer than normal in fiscal 1994 and in fiscal 1993.



     Revenues. Total revenues increased $1.7 million or 1.6% to $104.0 million for fiscal 1994, as compared to $102.3 million for fiscal 1993. The increase was attributable to volumes associated with acquisitions, partially offset by a decline in the value of Canadian dollars received from sales by M-P Oils Partnership. Domestic revenues increased $2.1 million or 2.4% to $88.9 million for fiscal 1994, as compared to $86.8 million for fiscal 1993. Foreign revenues decreased $0.4 million or 2.6% to $15.1 million for fiscal 1994, as compared to $15.5 million for fiscal 1993.



     Cost of Sales. Total cost of sales decreased $1.3 million or 2.3% to $55.4 million for fiscal 1994, as compared to $56.7 million for fiscal 1993. This decrease was attributable to lower propane costs partially offset by increased costs attributable to volumes resulting from acquisitions. Domestic cost of sales decreased $0.8 million or 1.9% to $41.0 million for fiscal 1994, as compared to $41.8 million for fiscal 1993. Foreign cost of sales decreased $0.5 million or 3.4% to $14.4 million for fiscal 1994, as compared to $14.9 million for fiscal 1993.


     Gross Profit. Gross profit increased $3.0 million or 6.6% to $48.6 million for fiscal 1994, as compared to $45.6 million for fiscal 1993. This increase was primarily attributable to additional volumes and an increase in gross profit margins per retail gallon and, to a lesser extent, internal growth.


     Operating Expenses. Operating expenses increased $1.2 million or 4.5% to $27.4 million in fiscal 1994, as compared to $26.2 million in fiscal 1993. This increase was primarily attributable to acquisitions and internal growth.

     Selling, General and Administrative. SG&A expenses increased $0.2 million or 6.9% to $2.6 million in fiscal 1994 from $2.4 million in fiscal 1993 as a result of acquisitions.

     Depreciation and Amortization. Depreciation and amortization increased $0.4 million or 5.1% to $8.7 million in fiscal 1994 from $8.3 million in fiscal 1993, due primarily to acquisitions and other capital expenditures.


     Operating Income. Operating income increased $1.2 million or 14.3% to $9.9 million in fiscal 1994 from $8.7 million in fiscal 1993. This increase was due to an increase in gross profit partially offset by increased operating and depreciation expense. Domestic operating income increased $1.2 million or 14.3% to $9.6 million for fiscal 1994, as compared to $8.4 million for fiscal 1993. Foreign operating income was unchanged at $0.3 million.


     Net Income. The Partnership had net income of $0.3 million for fiscal 1994, as compared to a net loss of $0.7 million in fiscal 1993. This increase in net income was the result of higher operating income while interest expense was essentially unchanged.


     EBITDA. EBITDA increased $1.7 million or 9.8%, to $18.6 million in fiscal 1994, as compared to $17.0 million for fiscal 1993. This increase was primarily due to acquisitions, an increase in margins and internal growth.


LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     Cash provided by operating activities during fiscal 1995 was $7.6 million compared with $9.2 million during fiscal 1994. The cash flows from operations in fiscal 1995 consisted primarily of a $0.2 million net loss and noncash charges of $9.7 million, principally depreciation and amortization.


     Cash used in investing activities during fiscal 1995 included capital expenditures for acquisitions amounting to $27.9 million. An additional $8.6 million was spent for remaining maintenance needed to sustain operations at current levels, new customer tanks to support growth of operations, and other miscellaneous capitalized items. The Partnership expects maintenance capital expenditures for each of fiscal 1996 and 1997 to be approximately $3.0 million, subject to the availability of cash and other financing sources. Subsequent to August 31, 1995, Heritage has expended approximately $10.1 million on acquisitions and has signed a letter of intent to acquire certain propane operations which would require the expenditure of an additional $4.7 million.


     Cash provided by financing activities during fiscal 1995 of $28.5 million reflects net borrowings under the credit facilities available to the Company.

  Financing and Sources of Liquidity

     On November 20, 1990, Heritage entered into agreements with Prudential that provided, among other things, for the $5.0 million Existing Revolving Credit Facility and the $66.4 million Existing Acquisition Facility. In addition, and as part of the same transaction, Heritage issued $30.0 million in Senior Reset Notes and $12.6 million in Subordinated Reset Notes to Prudential. Since 1990, all acquisitions have been financed with debt and internally generated cash flow, while no significant amounts of equity have been raised. As Heritage grew larger it required a higher working capital line to provide for seasonal propane inventory purchases and financing of accounts receivable during the winter season. In 1993, Heritage entered into a $2.0 million working capital line with Bank of Oklahoma, N.A., which was increased to $6.0 million in 1995. In October and November of 1995, Heritage completed three acquisitions for an aggregate purchase price of approximately $5.5 million. As a result of its use of available funds to finance these acquisitions, Heritage was unable to pay a $5.0 million scheduled principal repayment in November 1995 under its Existing Revolving Credit Facility (of which Heritage has since repaid $2.0 million) as well as a $4.2 million scheduled principal repayment in February 1996 under the Existing Acquisition Facility, resulting in a default under the terms of each such facility and its other indebtedness to Prudential. Heritage proceeded with such acquisitions while negotiating a new bank credit facility, the proceeds of which were to be used to repay a substantial portion of the indebtedness outstanding to Prudential and thereby cure any payment defaults thereunder. In December 1995, as a result of its decision to pursue this offering, Heritage decided to abandon such refinancing efforts. In connection with these transactions and in accordance with the requirements of the Letter Agreement, Prudential has entered into a standstill agreement with Heritage pursuant to which Prudential has agreed to waive existing and certain prospective defaults and forebear from exercising any remedies under the Prudential indebtedness for a period of six months from the date of execution of the Letter Agreement. All such indebtedness will be repaid concurrently with the closing of this offering. See "The Transactions -- Debt Refinancing."



     Concurrently with the closing of this offering, the Operating Partnership will enter into a Bank Credit Facility, which will include the Working Capital Facility, a revolving credit facility providing for up to $15.0 million of borrowings to be used for working capital and other general partnership purposes, and the Acquisition Facility, a revolving credit facility providing for up to $35.0 million of borrowings to be used for acquisitions and improvements. The Partnership anticipates borrowing approximately $6.4 million under the Bank Credit Facility concurrently with the closing of this offering in order to repay any amounts borrowed in connection with its recent and pending acquisitions as well as any other bank debt outstanding at the time of the closing of this offering. See "-- Description of Indebtedness -- Description of Bank Credit Facility."



     The Partnership uses almost all of its cash provided by operating and financing activities to fund acquisition, maintenance and growth capital expenditures. Acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations and a portion of the purchase price allocated to intangibles associated with such acquired businesses, were $27.9 million in fiscal year 1995, as compared to zero in fiscal year 1994. During the six months ended February 29, 1996, the Partnership expended approximately $5.5 million on acquisitions. Subsequently, the Partnership has made an additional acquisition for $4.6 million and has signed a letter of intent to purchase certain propane operations for $4.7 million. Maintenance capital expenditures include expenditures for repairs which extend the life of the assets that are necessary to maintain the existing customer base but that do not generate additional EBITDA. Growth capital expenditures include expenditures for the purchase of new propane tanks and other equipment to facilitate the expansion of the Partnership's customer base.



     In excess of 80% of the Partnership's EBITDA is attributable to sales during the six-month peak heating season of October through March. Net working capital requirements are financed with internally generated cash flow, and working capital borrowings are not necessary during this portion of its annual cycle. During the spring it generally becomes necessary to draw upon the working capital lines to fund operations. By late fall, the working capital borrowings are at their peak as propane inventories are at their highest levels in preparation for the coming winter. During fiscal 1995, working capital borrowings averaged approximately $4.0 million.


     The assets utilized in the propane business do not typically require lengthy manufacturing process time nor complicated, high technology components. Accordingly, Heritage does not have any significant financial commitments for capital expenditures. In addition, Heritage has not experienced any significant increases attributable to inflation in the cost of these assets.

     The ability of the Partnership to satisfy its obligations will depend on its future performance, which will be subject to prevailing economic, financial, business and weather conditions and other factors, many of which are beyond its control. Future capital needs of the Partnership are expected to be provided by future operations, existing cash balance and the Working Capital Facility. The Partnership may incur additional indebtedness or issue additional Units in order to fund possible future acquisitions.

LITIGATION AND OTHER CONTINGENCIES

     For a discussion of certain litigation and other contingencies of the Partnership, see "Business and Properties -- Litigation and Other
Contingencies."

DESCRIPTION OF INDEBTEDNESS

  Description of Notes

     Concurrently with this offering, Heritage will issue, and the Operating Partnership will assume, $120.0 million aggregate principal amount of Notes in a private placement with one or more institutional investors. The following is a summary of the anticipated terms of the Notes, all of which will be issued pursuant to a Note Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. This summary is qualified in its entirety by reference to the Note Agreement.


     The Operating Partnership's obligations under the Note Agreement and the Notes will be secured, on an equal and ratable basis with its obligations under the Bank Credit Facility, by a first priority security interest in certain personal property of the Operating Partnership, including inventory, accounts receivable and storage tanks. The Notes will rank pari passu with the Bank Credit Facility and will be non-recourse to the General Partner. The Notes will bear interest at an annual rate of 8.55%, payable semi-annually in arrears. The Notes will mature 15 years from the date of issuance. The Notes provide for ten equal mandatory repayments of the principal beginning on the sixth anniversary of their issuance. The Notes may be prepaid at any time, at the option of the Operating Partnership, in whole or in part, upon not less than 30 nor more than 60 days' notice at a price equal to the greater of (i) 100% of the principal amount thereof plus accrued and unpaid interest or (ii) the Economic Make-Whole Amount (as defined in the Note Agreement). The Economic Make-Whole Amount generally will be equal to the present value of the remaining interest and principal payments on the Notes, as determined by using a discount rate equal to the yield on the U.S. Treasury obligation having a maturity date corresponding to the then remaining weighted average life of the Notes being prepaid plus a spread of 50 basis points.



     The Notes will contain customary covenants applicable to the Operating Partnership and its subsidiaries, including limitations on the ability of the Operating Partnership and its subsidiaries to, among other things, incur additional indebtedness (other than certain permitted indebtedness), create liens, enter into mergers, consolidations or sales of all or substantially all assets (other than certain permitted transactions) and make asset sales. The Notes also will require the Operating Partnership to maintain a ratio of Consolidated Funded Debt to Consolidated Cash Flow (as such terms are defined in the Note Agreement) of not greater than 5.25 to 1.00 and a ratio of Consolidated Cash Flow to Consolidated Interest Expense (as such terms are defined in the Note Agreement) of not less than 2.00 to 1.00 until one year after closing and
2.25 to 1.00 thereafter.



     The Notes also will provide that the Operating Partnership will not, directly or indirectly, declare, make or incur any liability to make any Restricted Payment (as defined in the Note Agreement and including distributions to the Partnership and repurchases of Units), except that the Operating Partnership may declare, make or incur a liability to make a Restricted Payment once during each calendar quarter, if: (a) the amount of such Restricted Payment does not exceed Available Cash for the immediately preceding quarter; and (b) no default or event of default exists before such Restricted Payment and after giving effect thereto. The Note Agreement provides that in the quarter preceding a quarter in which an interest payment is to be made on the Notes, Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the Notes. In addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the Notes, Available Cash is required to reflect a reserve equal to 25%, 50% and 75%, respectively, of the principal amount to be repaid on such payment date.



     In the event that one person or group of related persons (other than the General Partner and its affiliates) acquires more than 50% of the Units of the Partnership, a Change of Control will be deemed to have occurred. In the event of a Change of Control, the holders of the Notes will have the right, but not the obligation, to put the Notes back to the Operating Partnership at 101% of the principal amount thereof plus accrued and unpaid interest. In the event that the current management of the Partnership or a group of related persons which includes the current management of the Partnership acquires more than 50% of the Units of the Partnership, a Change of Control will not be deemed to have occurred.


     If an event of default exists on the Notes, the holders of Notes may accelerate the maturity of the Notes and exercise other rights and remedies. Events of default include (a) failure to pay any principal or premium when due, or interest within five days of when due, on the Notes, (b) failure to perform or otherwise comply with covenants in the Note Agreement, (c) default by the Operating Partnership or restricted subsidiaries of the Operating Partnership under certain other indebtedness if the effect is to permit the acceleration thereof, (d) certain unsatisfied final judgments and (e) various bankruptcy or insolvency events involving the Operating Partnership or certain restricted subsidiaries of the Operating Partnership.

  Description of Bank Credit Facility


     Concurrently with this offering, the Operating Partnership will enter into the Bank Credit Facility with a group of commercial banks, for whom Bank of Oklahoma, N.A. will act as agent. The following is a summary of the anticipated terms of the agreement governing the Bank Credit Facility (the "Bank Agreement"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. This summary is qualified in its entirety by reference to the Bank Agreement.



     The Bank Credit Facility consists of a $35.0 million Acquisition Facility and a $15.0 million Working Capital Facility. The Operating Partnership's obligations under the Bank Credit Facility will be secured, on an equal and ratable basis with its obligations under the Notes, by a first priority security interest in certain personal property of the Operating Partnership, including inventory, accounts receivable and storage tanks. The Bank Credit Facility will rank pari passu with the Notes. The Bank Credit Facility will bear interest at a rate based upon either the Eurodollar Rate (as defined in the Bank Agreement) plus a margin or a base rate plus a margin. The Partnership has no present intention of entering into interest rate protection agreements with respect to the Bank Credit Facility.



     The Working Capital Facility will mature five years from the closing of this offering. However, there must be no amount outstanding under the Working Capital Facility for at least 30 consecutive days during each calendar year. The Acquisition Facility will revolve for two and one-half years, after which time any outstanding loans thereunder will amortize quarterly for a period of two and one-half years thereafter.



     The Bank Agreement is expected to contain negative covenants and default provisions generally similar to those contained in the Note Agreement. In addition, the Bank Agreement is expected to contain covenants requiring the Partnership to maintain a ratio of Funded Debt to EBITDA (as such terms are defined in the Bank Agreement) of not greater than 5.25 to 1.0 from closing through the end of fiscal 1997, 5.0 to 1.0 from such date through the end of fiscal 1998 and 4.75 to 1.0 from such date to maturity and to maintain a ratio of EBITDA to Interest (as such terms are defined in the Bank Agreement) of at least 2.20 to 1.00 from closing through one year after closing and 2.25 to 1.00 thereafter.


EFFECTS OF INFLATION

     Although inflation affects the price the Partnership pays for operating and administrative services and propane, the Partnership attempts to limit the effects of inflation on its results of operations through cost control and productivity improvements, as well as through adjustment of sales prices. Changing prices as a result of inflationary pressures have not had a material adverse effect on profitability, although sales may be affected. Inflation has not materially impacted the results of operations and the Partnership does not believe normal inflationary pressures will have a material adverse effect on the profitability of the Partnership in the future.

                            BUSINESS AND PROPERTIES
GENERAL

     The Partnership is a Delaware limited partnership recently formed to acquire, own and operate the propane business and assets of Heritage. Heritage will serve as the general partner of the Partnership. Heritage was formed in 1989 and has grown to become what the Partnership believes is the sixth largest retail marketer of propane in the United States, serving more than 170,000 active residential, commercial, industrial and agricultural customers from 118 district locations in 15 states. The Partnership's operations are concentrated in the western and southeastern regions of the United States.


     Heritage has grown primarily through acquisitions of retail propane operations and, to a lesser extent, through internal growth. Through August 31, 1995, Heritage completed 25 acquisitions for an aggregate purchase price of approximately $146 million. Heritage more than doubled its volumes of propane sold to retail customers from 48.2 million gallons for the fiscal year ended August 31, 1991 to 98.3 million gallons for the fiscal year ended August 31, 1995. For the six months ended February 29, 1996, Heritage sold approximately
73.6 million gallons to retail customers, compared to 59.7 million gallons for the same period in 1995. Since August 31, 1995, Heritage has acquired four propane companies and has signed a letter of intent to acquire one additional propane company. The Partnership believes that these five companies generate combined annual retail sales of approximately 10 million gallons.



     The Partnership's EBITDA more than doubled from $10.3 million for the fiscal year ended August 31, 1991 to $21.7 million for the fiscal year ended August 31, 1995. EBITDA for the six months ended February 29, 1996 was $19.0 million, as compared to $16.8 million for the six months ended February 28, 1995. Heritage had net losses of $7.3 million, $1.1 million, $0.7 million and $0.2 million for its fiscal years ended August 31, 1991, 1992, 1993 and 1995, respectively, and had net income of $0.3 million for its fiscal year ended August 31, 1994. For a discussion of the seasonality of Heritage's operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."



     The Partnership believes that its competitive strengths include: (i) management's experience in identifying, evaluating and completing acquisitions,
(ii) operations that are focused in areas experiencing higher-than-average population growth, (iii) a low cost overhead structure and (iv) a decentralized operating structure and entrepreneurial workforce. These competitive strengths have enabled the Partnership to achieve levels of EBITDA per retail propane gallon that the Partnership believes are among the highest of any publicly traded propane partnership. The Partnership believes that as a result of its geographic diversity and district-level incentive compensation program, the Partnership has been able to reduce the effect of adverse weather conditions on EBITDA, including those experienced during the warmer-than-normal winter of 1994-1995. The Partnership believes that its concentration in higher-than-average population growth areas provides it with a strong economic foundation for expansion through acquisitions and internal growth. The Partnership does not believe that it is significantly more vulnerable than its competitors to displacement by natural gas distribution systems because the majority of the Partnership's areas of operations are rural and their population growth tends to open business opportunities for the Partnership in more remote locations on their peripheries.


BUSINESS STRATEGY

     The Partnership's strategy is to expand its operations and increase its retail market share in order to increase Available Cash. The three critical elements to this strategy are described below.

     Acquisitions. Acquisitions will be the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth in the foreseeable future. The Partnership believes that the fragmented nature of the propane industry provides significant opportunities for growth through acquisition. Industry sources indicate that there are over 8,000 retail propane operations, of which the 10 largest comprise approximately 35% of industry sales. The Partnership follows a disciplined acquisition strategy that concentrates on companies (i) in geographic areas experiencing higher-than-average population growth, (ii) with a high percentage of sales to residential customers, (iii) with local reputations for quality service and (iv) with a high percentage of tank ownership. In addition, unlike many of its competitors, the Partnership attempts to capitalize on the reputations of the companies it acquires by maintaining local brand names, billing practices and employees, thereby creating a sense of continuity and minimizing customer loss. The Partnership believes that this strategy has helped to make it an attractive buyer for many acquisition candidates.


     Through August 31, 1995, Heritage completed 25 acquisitions for an aggregate purchase price of approximately $146 million. The Partnership has completed four additional acquisitions since that time and has executed a letter of intent with one additional company. Of these 30 companies acquired or to be acquired, 10 represent "core acquisitions" with multiple plants in a specific geographic area, with the balance representing "blend-in companies" which operate in an existing region. The Partnership will focus on acquisition candidates in its existing areas of operations, but will consider core acquisitions in other higher-than-average population growth areas in order to further reduce the impact on the Partnership's operations of adverse weather patterns in any one region. While the Partnership is currently evaluating numerous acquisition candidates, there can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to Unitholders.


     The Partnership believes that its ability to make acquisitions will be enhanced following the completion of this offering. In order to facilitate the Partnership's acquisition strategy, the Operating Partnership will enter into the Bank Credit Facility in connection with the closing of this offering. The Bank Credit Facility will consist of the $35.0 million Acquisition Facility to be used for acquisitions and improvements and the $15.0 million Working Capital Facility to be used for working capital and other general partnership purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Indebtedness." The Partnership will also have the ability to fund acquisitions through the issuance of additional partnership interests.

     Internal Growth. In addition to pursuing expansion through acquisitions, the Partnership has aggressively focused on internal growth at its existing district locations. The Partnership believes that, by concentrating its operations in areas experiencing higher-than-average population growth, it is well positioned to achieve internal growth by adding new customers. The Partnership also believes that its decentralized structure, in which operational decisions are made at the district and regional level, together with a bonus system that allocates a significant portion of a district's EBITDA in excess of budget to district employees, has fostered an entrepreneurial environment that has allowed the Partnership to achieve its high rates of internal growth. The Partnership believes that its rates of internal growth significantly exceed the average growth rate in the industry.


     Low Cost, Decentralized Operations. The Partnership focuses on controlling costs at the corporate and district levels. While the Partnership has realized certain economies of scale as a result of its acquisitions, it attributes its low overhead primarily to its decentralized structure. By delegating all customer billing and collection activities to the district level, the Partnership has been able to operate without a large corporate staff. Of the Partnership's 778 full-time employees as of February 29, 1996, only 36, or approximately 5%, were general and administrative. In addition, the Partnership's plant bonus system encourages district employees at all levels to control costs and expand revenues.


     As a result of the implementation of the strategy described above, the Partnership has achieved the retail sales volumes per fiscal year set forth below:

                                           1990     1991     1992     1993     1994     1995
                                           ----     ----     ----     ----     ----     ----
                                                             (IN MILLIONS)
        Retail Propane Gallons Sold......  37.5     48.2     63.2     73.4     79.7     98.3

INDUSTRY BACKGROUND AND COMPETITION

     Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative forms of stand-alone energy sources.

Retail propane use falls into three broad categories: (i) residential applications, (ii) industrial, commercial, and agricultural applications and
(iii) other retail applications, including motor fuel sales. Residential customers use propane primarily for space and water heating. Industrial customers use propane primarily as fuel for forklifts and stationary engines, to fire furnaces, as a cutting gas, in mining operations and in other process applications. Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control. Other retail uses include motor fuel for cars and trucks, outdoor cooking and other recreational uses, propane resales and sales to state and local governments. In its wholesale operations, the Partnership sells propane principally to large industrial end-users and other propane distributors.

     Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is usable as a flammable gas. Propane is colorless and odorless; an odorant is added to allow its detection. Like natural gas, propane is a clean burning fuel and is considered an environmentally preferred energy source.

     Based upon information provided by the Energy Information Agency, propane accounts for approximately three to four percent of household energy consumption in the United States. Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but serves as an alternative to natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the extension of natural gas pipelines tends to displace propane distribution in areas affected, the Partnership believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Due to the current location of the Partnership's operations, fuel oil has not been a significant competitor.

     In addition to competing with alternative energy sources, the Partnership competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry publications, the Partnership believes that the domestic retail market for propane is approximately 9.2 billion gallons annually, that the 10 largest retailers, including the Partnership, account for less than 35% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Most of the Partnership's retail distribution branches compete with five or more marketers or distributors. Each retail distribution outlet operates in its own competitive environment because retail marketers tend to locate in close proximity to customers. The typical retail distribution outlet generally has an effective marketing radius of approximately 50 miles although in certain rural areas the marketing radius may be extended by a satellite location.

     The ability to compete effectively further depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. The Partnership believes that its safety programs, policies and procedures are more comprehensive than many of its smaller, independent competitors and give it a competitive advantage over such retailers. The Partnership also believes that its service capabilities and customer responsiveness differentiate it from many of these smaller competitors. The Partnership's employees are on call 24-hours and 7-days-a-week for emergency repairs and deliveries.

     The wholesale propane business is highly competitive. For fiscal year 1995, the Partnership's wholesale operations accounted for 19% of total volumes but less than 2% of its gross profit. While the Partnership does not emphasize wholesale operations, it believes that limited wholesale activities enhance its ability to supply its retail operations.

PRODUCTS, SERVICES AND MARKETING


     The Partnership distributes propane through a nationwide retail distribution network consisting of 118 district locations in 15 states. The Partnership's operations are concentrated primarily in the western and southeastern regions of the United States. The Partnership serves more than 170,000 active customers. Historically, approximately 66% of the Partnership's retail propane volume and in excess of 80% of its EBITDA are attributable to sales during the six-month peak heating season from October through March, as many customers use propane for heating purposes. Consequently, sales and operating profits are concentrated in the Partnership's first and second fiscal quarters. Cash flows from operations, however, are greatest during the second and third fiscal quarters when customers pay for propane purchased during the six-month peak season. To the extent necessary, the Partnership will reserve cash from these periods for distribution to Unitholders during the warmer seasons.


     Typically, district locations are found in suburban and rural areas where natural gas is not readily available. Generally, such locations consist of a one to two acre parcel of land, an office, a small warehouse and service facility, a dispenser and one or more 18,000 to 30,000 gallon storage tanks. Propane is generally transported from refineries, pipeline terminals, leased storage facilities and coastal terminals by rail or truck transports to the Partnership's district locations where it is unloaded into the storage tanks. In order to make a retail delivery of propane to a customer, a bobtail truck is loaded with propane from the storage tank. Propane is then pumped from the bobtail truck, which generally holds 2,500 to 3,000 gallons of propane, into a stationary storage tank on the customer's premises. The capacity of these customer tanks ranges from approximately 100 gallons to 1,200 gallons, with a typical tank having a capacity of 100 to 300 gallons in milder climates and from 500 to 1,000 gallons in colder climates. The Partnership also delivers propane to retail customers in portable cylinders, which typically have a capacity of 5 to 35 gallons. When these cylinders are delivered to customers, empty cylinders are picked up for refilling at the Partnership's distribution locations or are refilled in place. The Partnership also delivers propane to certain other bulk end users of propane in tractor trailers known as transports, which have an average capacity of approximately 10,500 gallons. End users receiving transport deliveries include industrial customers, large-scale heating accounts, mine operations, and large agricultural accounts which use propane for crop drying.

     The Partnership encourages its customers to implement a regular delivery schedule by, in some cases, charging extra for non-scheduled deliveries. Many of the Partnership's residential customers receive their propane supply pursuant to an automatic delivery system which eliminates the customer's need to make an affirmative purchase decision and allows for more efficient route scheduling and maximization of volumes delivered. From its district locations, the Partnership also sells, installs and services equipment related to its propane distribution business, including heating and cooking appliances.

     Propane use falls into three broad categories: (i) residential applications, (ii) industrial, commercial and agricultural applications and
(iii) other retail applications, including motor fuel sales. Approximately 81% of the gallons sold by the Partnership in fiscal 1995 were to retail customers and approximately 19% were to wholesale customers. Of the retail gallons sold by the Partnership in fiscal 1995, 52% were to residential customers, 30% were to industrial, commercial and agricultural customers, and 18% were to all other retail users. Sales to residential customers in fiscal 1995 accounted for 42% of total gallons sold but 59% of the Partnership's gross profit from propane sales. Residential sales have a greater profit margin and a more stable customer base than other markets served by the Partnership. Industrial, commercial and agricultural sales accounted for 22% of the Partnership's gross profit from propane sales for fiscal year 1995, with all other retail users accounting for 17%. Additional volumes sold to wholesale customers contributed the remaining 2% of gross profit from propane sales. No single customer accounted for 5% or more of the Partnership's revenues during fiscal year 1995.

     The propane business is very seasonal with weather conditions significantly affecting demand for propane. The Partnership believes that the geographic diversity of its areas of operations helps to minimize its nationwide exposure to regional weather. Although overall demand for propane is affected by climate, changes in price and other factors, the Partnership believes its residential and commercial business to be relatively stable due to the following characteristics: (i) residential and commercial demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases by the Partnership's customers, (ii) loss of customers to competing energy sources has been low,
(iii) the tendency of the Partnership's customers to remain with the Partnership due to the product being delivered pursuant to a regular delivery schedule and to the Partnership's ownership of over 85% of the storage tanks utilized by its customers and (iv) the historic ability of the Partnership to more than offset customer losses through internal growth of its customer base in existing markets. Since home heating usage is the most sensitive to temperature, residential customers account for the greatest usage variation due to weather. Variations in the weather in one or more regions in which the Partnership operates, however, can significantly affect the total volumes of propane sold by the Partnership and the margins realized thereon and, consequently, the Partnership's results of operations. The Partnership believes that sales to the commercial and industrial markets, while affected by economic patterns, are not as sensitive to variations in weather conditions as sales to residential and agricultural markets.

PROPANE SUPPLY AND STORAGE

     The Partnership's propane supply is purchased from over 40 oil companies and natural gas processors at numerous supply points located in the United States and Canada. In addition, the Partnership makes purchases on the spot market from time to time to take advantage of favorable pricing. Most of the propane purchased by the Partnership in fiscal 1995 was purchased pursuant to one year agreements subject to annual renewal, but the percentage of contract purchases may vary from year to year as determined by the Partnership. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major delivery points. Most of these agreements provide maximum and minimum seasonal purchase guidelines. The Partnership receives its supply of propane predominately through railroad tank cars and common carrier transport.


     Supplies of propane from the Partnership's sources historically have been readily available. In the fiscal year ended August 31, 1995, Warren Petroleum Company ("Warren"), a division of Chevron USA, provided approximately 14% of the Partnership's total domestic propane supply. The Partnership believes that, if supplies from Warren were interrupted, it would be able to secure adequate propane supplies from other sources without a material disruption of its operations. Aside from Warren, no single supplier provided more than 10% of the Partnership's total domestic propane supply in the fiscal year ended August 31, 1995. Although no assurance can be given that supplies of propane will be readily available in the future, the Partnership expects a sufficient supply to continue to be available. However, increased demand for propane in periods of severe cold weather, or otherwise, could cause future propane supply interruptions or significant volatility in the price of propane.



     During fiscal 1995 the Partnership purchased approximately 73% of its propane supplies from domestic suppliers with the remainder being procured through M-P Oils, Ltd., a wholly-owned subsidiary of the Partnership. M-P Oils, Ltd. holds a 60% interest in a Canadian partnership, M-P Oils Partnership, which buys and sells propane for its own account as well as supplies the Partnership's volume requirements in the northern states. Those volumes are included in the sources of propane set forth in the immediately preceding paragraph.



     The market price of propane is subject to volatile changes as a result of supply or other market conditions over which the Partnership will have no control. Since rapid increases in the wholesale cost of propane may not be immediately passed on to customers, such increases could reduce the Partnership's gross profits. Since 1991, the Partnership has generally been successful in maintaining retail gross margins on an annual basis despite changes in the wholesale cost of propane. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." However, there may be times when the Partnership will be unable to pass on fully such price increases to its customers. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. The Partnership has not engaged in any hedging activities with respect to its propane supply requirements, although it may do so in the future.


     The Partnership leases space in storage facilities in Michigan and Arizona and smaller storage facilities in other locations and has rights to use storage facilities in additional locations when it "pre-buys" product from these sources. The Partnership believes that it has adequate third party storage to take advantage of supply purchasing advantages as they may occur from time to time. Access to storage facilities allows the Partnership to buy and store large quantities of propane during periods of low demand, which generally occur during the summer months, thereby helping to ensure a more secure supply of propane during periods of intense demand or price instability.

PRICING POLICY

     Pricing policy is an essential element in the marketing of propane. The Partnership relies on regional management to set prices based on prevailing market conditions and product cost, as well as local management input. All regional managers are advised regularly of any changes in the posted price of the district's propane suppliers. In most situations, the Partnership believes that its pricing methods will permit the Partnership to respond to changes in supply costs in a manner that protects the Partnership's gross margins and customer base, to the extent possible. In some cases, however, the Partnership's ability to respond quickly to cost increases could occasionally cause its retail prices to rise more rapidly than those of its competitors, possibly resulting in a loss of customers.

BILLING AND COLLECTION PROCEDURES

     Customer billing and account collection responsibilities are retained at the district level. The Partnership believes that this decentralized approach is beneficial for several reasons: (i) the customer is billed on a timely basis;
(ii) the customer is more apt to pay a "local" business; (iii) cash payments are received faster; and (iv) district personnel have a current account status available to them at all times to answer customer inquiries. These records are periodically audited as well as sent to the accounting offices of the Partnership in Helena, Montana each month.

PROPERTIES


     As of the date of this Prospectus, the Partnership operates bulk storage facilities at 118 district sites, of which approximately 80% are owned or under long-term lease and the balance are subject to renewal in the ordinary course of business during the next ten years. The Partnership believes that the increasing difficulty associated with obtaining permits for new propane distribution locations makes its high level of site ownership and control a competitive advantage. The Partnership owns approximately seven million gallons of above-ground storage capacity at its various plant sites. In addition, in 1995, the Partnership leased approximately 13 million gallons of underground storage facilities in two states (4.3 million gallons of storage in Alto, Michigan and 8.5 million gallons in Bumstead, Arizona). The Partnership does not own or operate any underground storage facilities (excluding customer and local distribution tanks) or pipe line transportation assets (excluding local delivery systems).


     The Partnership also owns 50% of Bi-State Propane, a California general partnership, that conducts business in South Lake Tahoe and Truckee, California, Reno and other locations in Nevada. Six Bi-State locations are included in the Partnership's site counts and all site, customer and other property descriptions contained herein include all Bi-State information on a gross basis.


     The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of February 29, 1996, the Partnership had a fleet of approximately 13 transport truck tractors, 23 transport trailers and 8 railroad tank cars, all of which are owned by the Partnership. In addition, the Partnership utilizes approximately 333 bobtail and approximately 565 other delivery and service vehicles, all of which are owned by the Partnership. As of February 29, 1996, the Partnership owned approximately 145,000 customer storage tanks with typical capacities of 120 to 1,000 gallons.


     The Partnership believes that it has satisfactory title to or valid rights to use all of its material properties. Although some of such properties are subject to liabilities and leases, liens for taxes not yet due and payable, encumbrances securing payment obligations under non-competition agreements entered in connection with acquisitions and immaterial encumbrances, easements and restrictions, the Partnership does not believe that any such burdens will materially interfere with the continued use of such properties by the Partnership in its business, taken as a whole. In addition, the Partnership believes that it has, or is in the process of obtaining, all required material approvals, authorizations, orders, licenses, permits, franchises and consents of, and has obtained or made all required material registrations, qualifications and filings with, the various state and local governmental and regulatory authorities which relate to ownership of the Partnership's properties or the operations of its business.

TRADEMARKS AND TRADENAMES

     The Partnership utilizes a variety of trademarks and tradenames which it owns, including "Heritage Propane." The Partnership believes that its strategy of retaining the names of the acquired companies has maintained the local identification of such companies and has been important to the continued success of these businesses. The Partnership's most significant trade names are Balgas, Bi-State Propane, Carolane Propane Gas, Gas Service Company, Holton's L.P. Gas, Ikard & Newsom, Northern Energy and Sawyer Gas. The Partnership regards its trademarks, tradenames and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products.

GOVERNMENT REGULATION

     The Partnership is subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and establish standards for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Air Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right-to-Know Act, the Clean Water Act and comparable state statutes. CERCLA, also known as the "Superfund" law, imposes joint and several liability without regard to fault or the legality of the original conduct on certain classes of persons that are considered to have contributed to the release or threatened release of a "hazardous substance" into the environment. Propane is not a hazardous substance within the meaning of CERCLA. However, automotive waste products, such as waste oil, generated by the Partnership's truck fleet, as well as "hazardous substances" disposed of during past operations by third parties on the Partnership's properties, could subject the Partnership to liability under CERCLA. Such laws and regulations could result in civil or criminal penalties in cases of non-compliance or impose liability for remediation costs. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances.

     In connection with all acquisitions of retail propane businesses that involve the acquisition of any interest in real estate, the Partnership conducts an environmental review in an attempt to determine whether any substance other than propane has been sold from, or stored on, any such real estate prior to its purchase. Such review includes questioning the seller, obtaining representations and warranties concerning the seller's compliance with environmental laws and conducting inspections of the properties. Where warranted, independent environmental consulting firms are hired to look for evidence of hazardous substances or the existence of underground storage tanks.


     Petroleum-based contamination or environmental wastes are known to be located on or adjacent to four sites at which the Partnership operates and are suspected to be located on or adjacent to one additional site. These sites were evaluated at the time of their acquisition. In four cases remediation operations have been or will be undertaken by others, and in all five cases the Partnership obtained indemnifications for expenses associated with any remediation from the former owners or related entities. Based on information currently available to the Partnership, such projects are not expected to have a material adverse effect on the Partnership's financial condition or results of operation.


     National Fire Protection Association Pamphlets No. 54 and No. 58, which establish rules and procedures governing the safe handling of propane, or comparable regulations, have been adopted as the industry standard in all of the states in which the Partnership operates. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. With respect to the transportation of propane by truck, the Partnership is subject to regulations promulgated under the Federal Motor Carrier

Safety Act. These regulations cover the transportation of hazardous materials and are administered by the United States Department of Transportation. The Partnership conducts ongoing training programs to help ensure that its operations are in compliance with applicable regulations. The Partnership maintains various permits that are necessary to operate some of its facilities, some of which may be material to its operations. The Partnership believes that the procedures currently in effect at all of its facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable laws and regulations.

     Future developments, such as stricter environmental, health or safety laws and regulations promulgated thereunder, could affect Partnership operations. It is not anticipated that the Partnership's compliance with or liabilities under environmental, health and safety laws and regulations, including CERCLA, will have a material adverse effect on the Partnership. To the extent that there are any environmental liabilities unknown to the Partnership or environmental, health or safety laws or regulations are made more stringent, there can be no assurance that the Partnership's results of operations will not be materially and adversely affected.

EMPLOYEES


     As of February 29, 1996, the Partnership had 778 full time employees, of whom 36 were general and administrative and 695 were operational employees. Fewer than 10 of the Partnership's employees at one district location are represented by a labor union. The Partnership believes that its relations with its employees are satisfactory. The Partnership has hired as many as 100 seasonal workers to meet peak winter demands.


LITIGATION AND OTHER CONTINGENCIES


     A number of personal injury, property damage and products liability suits are pending or threatened against the Partnership. In general, these lawsuits have arisen in the ordinary course of the Partnership's business since the formation of Heritage and involve claims for actual damages, and in some cases, punitive damages, arising from the alleged negligence of the Partnership or as a result of product defects or similar matters. Of the pending or threatened matters, a number involve property damage, and several involve serious personal injuries or deaths and the claims made are for relatively large amounts. In addition, the Partnership has been named as a defendant in a suit alleging that it negligently hired an employee who was convicted of a felony. Although any litigation is inherently uncertain, based on past experience, the information currently available to it and the availability of insurance coverage, the Partnership does not believe that these pending or threatened litigation matters will have a material adverse effect on its results of operations or its financial condition.


TRANSFER OF THE PARTNERSHIP ASSETS


     Concurrent with the closing of this offering, Heritage will convey substantially all of its assets (other than approximately $80.1 million in proceeds from issuance of the Notes) to the Operating Partnership and the Operating Partnership will assume substantially all of the liabilities of Heritage (including the Notes, but excluding certain notes payable pursuant to non-compete agreements entered into in connection with prior acquisitions).


     The assets to be transferred include real estate and fixtures located in 15 states, motor vehicles, tanks, cylinders, machinery and office furniture, intangible property such as contracts, and various licenses, permits and other similar rights required in connection with the ownership and operation of Heritage's propane businesses, and leasehold interests in real and personal property, including automobiles, light trucks and bobtails. See "-- Properties." Appliance sales, installation and service activities will be conducted through a wholly-owned corporate subsidiary of the Operating Partnership.

     Most of Heritage's leases are transferable to the Partnership only with the consent of the lessor. In addition, certain of Heritage's licenses, permits and other similar rights relating to the assets to be assigned to the Partnership are not transferable or are transferable only with the consent of third parties. Such transferable rights will not be transferred to the Partnership at the closing of this offering unless applicable consents have been obtained. Heritage expects to obtain, prior to the closing of this offering, third party consents which are sufficient to enable Heritage to transfer to the Partnership the assets necessary to enable the Partnership to conduct Heritage's propane business in all material respects as described in this Prospectus. In the case of non-transferable rights or rights where no consent has been obtained by the closing, Heritage will seek to obtain such consents in the normal course of business after the closing or seek to have comparable rights granted to the Partnership. Numerous licenses, permits and rights will be required for the operation of the Partnership's business, and no assurance can be given that the Partnership will obtain all licenses, permits and rights which are required in connection with the ownership and operation of its business. In order to transfer real property interests, documents evidencing chain of title may be required to be obtained from searches of local records in order to prepare and record the necessary transfer documents. Heritage expects to obtain, prior to the closing of this offering, documents evidencing title that are sufficient to enable Heritage to record the transfer of such real property interests to the Partnership, although no assurance can be given that such documents can be obtained in a timely manner.

     If consent to the assignment or reissuance of any lease, license, permit or other similar right being transferred is not obtained, or if documents evidencing title to real property interests being transferred are not obtained, Heritage and the Partnership will develop alternative approaches so that, to the maximum extent possible, the Partnership will receive the benefits of such lease, license, permit, right or property interest and will discharge the duties and bear the costs and risks thereunder. The Partnership will bear the risk that such alternative arrangements will not provide the Partnership with the full benefits of such lease, license, permit, right or property interest. Although failure by the Partnership to obtain licenses, permits, rights or title documents could have a material adverse effect on the Partnership, Heritage believes that the Partnership will have the licenses, permits and rights and will obtain title documents or will be able to enter into alternative arrangements which will enable the Partnership to conduct its propane business in a manner which is similar in all material respects to that which was conducted by Heritage prior to the closing of this offering and that any failure to obtain such licenses, permits, rights or title documents will not have a material adverse impact on the business of the Partnership as described in this Prospectus.

                                   MANAGEMENT

PARTNERSHIP MANAGEMENT

     The General Partner will manage and operate the activities of the Partnership. Unitholders will not directly or indirectly participate in the management or operation of the Partnership and will not have actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Partnership. Notwithstanding any limitation on its obligations or duties, the General Partner will be liable, as the general partner of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to the General Partner.

     At least two of the members of the Board of Directors of the General Partner will serve on the Audit Committee with the authority to review specific matters as to which the Board of Directors believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the General Partner is fair and reasonable to the Partnership. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the General Partner or its Board of Directors of any duties they may owe the Partnership or the Unitholders. In addition, the Audit Committee will review external financial reporting of the Partnership, will recommend engagement of the Partnership's independent accountants and will review the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls.

     As is commonly the case with publicly traded limited partnerships, the Partnership will not directly employ any of the persons responsible for managing or operating the Partnership. In general, the current management of Heritage will continue to manage and operate the Partnership's business as officers and employees of the General Partner and its affiliates.

DIRECTORS AND EXECUTIVE OFFICERS OF THE GENERAL PARTNER

     The following table sets forth certain information with respect to the executive officers and members of the Board of Directors of the General Partner. Executive officers and directors are elected for one-year terms.

          NAME            AGE                    POSITION WITH GENERAL PARTNER
- ------------------------  ---     ------------------------------------------------------------
James E. Bertelsmeyer     53      Chairman of the Board and Chief Executive Officer
R. C. Mills               58      Executive Vice President and Chief Operating Officer
G. A. Darr                63      Vice President, Corporate Development
H. Michael Krimbill       42      Vice President, Chief Financial Officer, Treasurer and
                                  Secretary
Bill W. Byrne             66      Director
John D. Capps             72      Director
Bryan C. Cressey          46      Director
J. Charles Sawyer         60      Director
Carl D. Thoma             47      Director

     James E. Bertelsmeyer. Mr. Bertelsmeyer has 21 years of experience in the propane industry, including six years as President of Buckeye Gas Products Company, at the time the nation's largest retail propane marketer. Mr. Bertelsmeyer has served as Chief Executive Officer of Heritage since its formation. Mr. Bertelsmeyer began his career with Conoco Inc. where he spent ten years in positions of increasing responsibility in the pipeline and gas products departments. Mr. Bertelsmeyer is a director of Golf Enterprises Inc. and has been a Director of the National Propane Gas Association for the past 21 years.

     R. C. Mills. Mr. Mills has 38 years of experience in the propane industry. Mr. Mills joined Heritage in 1991 as Executive Vice President and Chief Operating Officer. Before coming to Heritage, Mr. Mills spent 25 years with Texgas Corporation and its successor, Suburban Propane, Inc. At the time he left Suburban in 1991, Mr. Mills was Vice President of Supply and Wholesale.

     G. A. Darr. Mr. Darr has over 40 years of experience in the propane industry. Mr. Darr came to Heritage in June 1989, as Director of Corporate Development and was promoted to Vice President, Corporate

Development in 1990. Prior to joining Heritage, Mr. Darr served for 10 years as Director of Corporate Development with CalGas Corporation and its successor, AmeriGas Propane, Inc. Mr. Darr began his career in the propane division of Phillips Petroleum Company. Mr. Darr is a Director of the National Propane Gas Association.

     H. Michael Krimbill. Before joining Heritage in 1990 as Vice President and Chief Financial Officer, Mr. Krimbill was Treasurer of Total Petroleum, Inc. ("Total"). Total is a publicly traded, fully-integrated oil company located in Denver, Colorado.

     Bill W. Byrne. Mr. Byrne served as Vice President of Warren Petroleum Company, the gas liquids division of Chevron Corporation, from 1982-1992. Since that time Mr. Byrne has served as the principal of Byrne & Associates, L.L.C., a gas liquids consulting group based in Tulsa, Oklahoma. Mr. Byrne has been a Director of Heritage since 1992 and also serves as a director of Empire Energy Corporation, a propane distribution company. Mr. Byrne is a past president and Director of the National Propane Gas Association.

     John D. Capps. Mr. Capps served as Executive Vice President of the National Propane Gas Association for 16 years before retiring in 1989. Mr. Capps then served as Chief Executive Officer of J.D. Capps, Inc., a propane industry executive search firm. Mr. Capps has served as a Director of Heritage since 1989.

     Bryan C. Cressey. Mr. Cressey has served as a principal in GTCR since 1993. Mr. Cressey was also general partner with the predecessor firm, Golder, Thoma & Cressey, from 1980-1992. Mr. Cressey has served on the board of Heritage since 1989. Mr. Cressey also serves on the boards of directors of Cable Design Technologies Corporation, Paging Network, Inc., Golf Enterprises Inc., American Medserve Corporation and Ullo International, Inc.

     J. Charles Sawyer. Mr. Sawyer has served as President and Chief Executive Officer of Computer Energy, Inc., a provider of software to the propane industry, since 1981. Mr. Sawyer was formerly the Chief Executive Officer of Sawyer Gas Co., a regional propane distributor that was purchased by Heritage in 1991. Mr. Sawyer has served as a director of Heritage since 1991. Mr. Sawyer is a past president and Director of the National Propane Gas Association.

     Carl D. Thoma. Mr. Thoma has served as a principal in GTCR since 1993. Mr. Thoma was also general partner with the predecessor firm, Golder, Thoma & Cressey, from 1980-1992. Mr. Thoma has served on the board of Heritage since 1994 and he also serves on the boards of directors of MS Financial, Inc. and Paging Network, Inc.

     It is anticipated that Messrs. Cressey and Thoma will resign from the Board of Directors before consummation of the Transactions.

REIMBURSEMENT OF EXPENSES OF THE GENERAL PARTNER AND ITS AFFILIATES


     The General Partner will not receive any management fee or other compensation in connection with its management of the Partnership. The General Partner and its affiliates performing services for the Partnership will be reimbursed at cost for all expenses incurred on behalf of the Partnership, including the costs of compensation described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. On a pro forma basis, approximately $17.5 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the General Partner in fiscal 1995. The Partnership Agreement provides that the General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.



     In addition, the General Partner will receive a 2% general partner interest and 3,702,943 Subordinated Units as consideration for its contribution to the Partnership of its limited partner interest in the Operating Partnership, which will be received as consideration for its contribution to the Operating Partnership of the propane business of the General Partner. The General Partner will be entitled to distributions on the general partner interest (including rights to receive Incentive Distributions) and on such Subordinated Units as described under "Cash Distribution Policy."

EXECUTIVE COMPENSATION

     The following table sets forth the annual salary, bonus and all other compensation awards and payouts earned by the Chief Executive Officer and the other executive officers of Heritage for services rendered to Heritage and its subsidiaries during the fiscal years ended August 31, 1995, 1994 and 1993.

                           SUMMARY COMPENSATION TABLE


                                                                         LONG TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                         ANNUAL COMPENSATION       ---------------------
                                     ---------------------------   SECURITIES UNDERLYING      ALL OTHER
    NAME AND PRINCIPAL POSITION      YEAR    SALARY      BONUS         OPTIONS/SARS        COMPENSATION(1)
- -----------------------------------  ----   --------   ---------   ---------------------   ---------------
James E. Bertelsmeyer..............  1995   $230,800   $ 100,000              --               $ 1,440
  Chairman of the Board              1994    218,500     100,000              --                   994
  and Chief Executive Officer        1993    210,800      90,000              --                   870
R. C. Mills........................  1995   $158,000   $  50,000              --               $ 2,250
  Executive Vice President           1994    150,300      47,000              --                   925
  and Chief Operating Officer        1993    145,000      37,500              --                   840
G. A. Darr.........................  1995   $ 99,800   $  30,000           6,000               $   688
  Vice President, Corporate          1994     95,100      27,000              --                   656
  Development                        1993     91,800      10,000              --                   336
H. Michael Krimbill................  1995   $129,000   $  40,000              --               $   510
  Vice President, Chief Financial    1994    122,000      34,000              --                   152
  Officer, Treasurer and Secretary   1993    118,000      30,000              --                    83


- ---------------

(1) Consists of life insurance premiums paid by Heritage.

  Plant Bonus Plan

     District employees of Heritage are eligible to participate in a bonus plan designed to encourage employees at the local level to increase sales volumes and to control costs (the "Plant Bonus Plan"). The Plant Bonus Plan was adopted in 1989, and provides that a fixed portion of each district's EBITDA in excess of budget is paid in bonuses to that district's employees. The purpose of the Plant Bonus Plan is to share year-to-year growth in each district with the employees generating that growth. The amounts earned by employees under the Plant Bonus Plan are paid annually. Heritage paid an aggregate of approximately $390,000 pursuant to the Plant Bonus Plan in fiscal 1995.

  Profit Sharing Plan

     All employees of Heritage or its affiliates may participate in the Heritage Propane Corporation Profit Sharing and 401(k) Savings Plan (the "Profit Sharing Plan"), which became effective under a predecessor company on June 1, 1988. The Board of Directors of Heritage may, in its discretion, cause Heritage to make annual contributions to the Profit Sharing Plan. In fiscal years 1993, 1994 and 1995, respectively, such contributions have averaged approximately 2% of employee compensation. Employees' profit sharing interests begin vesting after the second year of service and vest ratably over a five-year period thereafter. Employer contributions are invested among funds offered by the plan's trustee in accordance with the participant's direction. Employees direct the investment of all monies attributable to their account under the Profit Sharing Plan even if such account is not entirely vested. The Profit Sharing Plan also has a 401(k) feature whereby employees may contribute up to 17% of earnings into the plan on a tax deferred basis. Amounts paid pursuant to the Profit Sharing Plan will be reimbursed at cost to Heritage by the Partnership following the consummation of this offering.

  Stock Option Plans

     Certain key employees of Heritage and its subsidiaries participate in the 1995 Stock Option Plan (the "1995 Plan") and the 1989 Stock Option Plan (the "1989 Plan"). Options to purchase Heritage's Class A Common Stock may be granted under either plan by action of Heritage's Board of Directors. The terms of individual option grants, including whether such options constitute incentive stock options under Section 422A of the Code, may be determined by the Board subject to certain limitations. No option to purchase shares may be exercisable more than 10 years following the date of the initial grant. Under the 1995 Plan, the maximum aggregate number of options to purchase shares which may be granted to any key employee during any calendar year is 20,000 options and no more than 75,000 options to purchase shares may be outstanding under such plan at any given time. The 1995 Plan also allows for a disinterested committee of Heritage's Board of Directors to grant outright up to 3,000 shares of Heritage's Class A Common Stock to any non-employee director. The 1989 Plan provides that no more than 180,000 options to purchase shares may be outstanding at any given time. As of April 15, 1996, options to purchase 30,500 and 142,000 shares of Heritage's Class A Common Stock had been granted under the 1995 Plan and the 1989 Plan, respectively. It is anticipated that no additional grants will be made under either plan following consummation of this offering.

     The following table sets forth certain information with respect to stock option grants to the named executive officers during fiscal 1995.

                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                        INDIVIDUAL GRANTS
                      -----------------------------------------------------   POTENTIAL REALIZABLE
                       NUMBER OF                                                VALUE AT ASSUMED
                       SECURITIES      % OF TOTAL                             ANNUAL RATES OF STOCK
                       UNDERLYING     OPTIONS/SARS    EXERCISE                 PRICE APPRECIATION
                        OPTIONS/       GRANTED TO     OR BASE                    FOR OPTION TERM
                      SARS GRANTED    EMPLOYEES IN     PRICE     EXPIRATION   ---------------------
         NAME            (#)(1)       FISCAL YEAR      ($/SH)       DATE       5% ($)      10% ($)
         ----         ------------   --------------   --------   ----------   --------     --------
James E.
  Bertelsmeyer........        --            --             --           --          --           --
R. C. Mills...........        --            --             --           --          --           --
G. A. Darr............     6,000           100%        $31.00      1/15/05    $116,974     $296,436
H. Michael Krimbill...        --            --             --           --          --           --

- ---------------

(1) Excludes grants of 10,000, 10,000 and 6,000 shares underlying options, respectively, to Messrs. Mills, Krimbill and Darr granted on January 15, 1996 under the 1995 Plan.

     The following table sets forth certain information with respect to the aggregate number and value of options exercisable and unexercisable by such officers at fiscal year end 1995.

  OPTION EXERCISES IN FISCAL YEAR 1995 AND FISCAL 1995 YEAR-END OPTION VALUES


                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                                                   UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS
                          SHARES                    FISCAL 1995 YEAR-END         FISCAL 1995 YEAR-END(1)
                         ACQUIRED      VALUE     ---------------------------   ---------------------------
          NAME          ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----          -----------   --------   -----------   -------------   -----------   -------------
James E. Bertelsmeyer...     --       --                --            --               --            --
R. C. Mills.............     --       --            20,000            --        $ 575,400       $    --
G. A. Darr..............     --       --                --         6,000        $      --       $42,000
H. Michael Krimbill.....     --       --            16,000            --        $ 460,320       $    --


- ---------------

(1) According to the terms of the Executive Stock Option Agreements, the market value of each share of Class A Common Stock is determined by Heritage's Board of Directors. In the absence of such a Board determination at fiscal year-end 1995, the information presented above assumes the $38.00 per share Class A Common Stock valuation established by the Board on January 15, 1996.

     Employment Agreements and Severance Arrangements

     The General Partner will enter into employment agreements (the "Employment Agreements") with Messrs. Bertelsmeyer, Mills, Darr and Krimbill (each, an "Executive") to become effective upon consummation of the Transactions. The summary of such Employment Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the Employment Agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.


     Pursuant to the Employment Agreements, Messrs. Bertelsmeyer, Mills, Darr and Krimbill will serve as Chief Executive Officer, Executive Vice President and Chief Operating Officer, Vice President, Corporate Development and Vice President, Chief Financial Officer, Treasurer and Secretary, respectively. The Employment Agreements will have an initial term of five years for Mr. Bertelsmeyer and three years for each of Messrs. Mills, Darr and Krimbill but will be automatically extended for successive one year periods, respectively, unless earlier terminated by the affirmative vote of at least a majority of the entire membership of the Board of Heritage upon a finding that a sufficient reason exists for such termination or by the Executive for any reason or otherwise terminated in accordance with the Employment Agreements. The Employment Agreements will provide for an annual base salary of $341,000, $215,000, $134,000, and $175,000 for each of Messrs. Bertelsmeyer, Mills, Darr and Krimbill, respectively. The Employment Agreements do not provide for an annual bonus for the Executives. The Employment Agreements will also provide for the Executives and where applicable, the Executive's dependents, to have the right to participate in benefit plans made available to other executives of Heritage including the Unit Purchase Plan and Restricted Unit Plan described below.



     The Employment Agreements provide that in the event an Executive (i) is involuntarily terminated (other than for "misconduct" or "disability") or (ii) voluntarily terminates employment for "good reason" (as defined in the agreements), such Executive will be entitled to continue receiving his base salary and to participate in all group health insurance plans and programs that may be offered to executives of the General Partner for the remainder of the term of the Employment Agreement or, if earlier, the Executive's death, less any severance payments received under the General Partner's severance plans. Each Employment Agreement also provides that if any payment received by an Executive is subject to the 20% federal excise tax under Section 4999(a) of the Code, the payment will be grossed up to permit the Executive to retain a net amount on an after-tax basis equal to what he would have received had the excise tax and all other federal and state taxes on such additional amount not been payable. In addition, each Employment Agreement will contain non-competition and confidentiality provisions.

     The General Partner has also adopted a severance plan for its employees which, in general, is triggered by the termination of an employee's employment during the period (the "Transition Period") beginning two weeks prior to the effective date of a "change of control" and ending, for senior management, within 2 years thereafter or, for all other employees, within 1 year thereafter. In general, the severance plan entitles (i) senior management to an amount equal to two times base salary for the most recent twelve-month period and the average annual bonus for the last three fiscal years in which a bonus was paid or is payable, (ii) regional management to an amount equal to one year's base salary and (iii) general employees to an amount equal to the product of the number of years of such employee's service and his or her weekly salary. Severance payments to general employees will be no less than two months and no greater than one year's salary. The severance plan also provides that the General Partner will be required to provide benefits commensurate with those received while employed by the General Partner to senior management and regional management for the duration of the Transition Period or such longer period as any plan, program, practice or policy may provide. Furthermore, if any payment received by an "eligible employee" is subject to the excise tax imposed by
Section 4999(a) of the Code, the General Partner will make an additional payment to the "eligible employee" so that after such payment the employee retains a net amount on an after-tax basis equal to what he would have received had the excise tax and all other federal and state taxes on such additional amount not been payable. In addition, each Employment Agreement will contain non-competition and confidentiality provisions.


RESTRICTED UNIT PLAN


     Prior to the closing of this offering, the General Partner will adopt a restricted unit plan (the "Restricted Unit Plan") for non-employee directors and key employees of the General Partner and its affiliates. The summary of the Restricted Unit Plan contained herein does not purport to be complete and is qualified in its entirety by reference to the Restricted Unit Plan, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.



     Initially, rights to acquire 146,000 Common Units will be available under the Restricted Unit Plan. Upon consummation of the Transactions, rights to acquire 24,400 Common Units (the "Initial Units") will be granted to the General Partner's non-employee directors, executive officers and regional managers, subject to the vesting conditions described below and subject to other customary terms and conditions.



     The right to acquire the remaining 121,600 Common Units initially available under the Restricted Unit Plan, including any forfeiture or lapse of rights to the Initial Units and excluding any grants to be granted to non-employee directors as described below (the "Remaining Units"), will be available for grant in the future to key employees on such terms and conditions (including vesting conditions) as the Compensation Committee of the General Partner shall determine. Each non-employee director shall automatically receive a grant with respect to 500 Common Units on the closing of the offering made hereby and thereafter a grant for 500 Common Units on each January 1 that such person continues as a non-employee director. Newly elected non-employee directors will also be entitled to receive Common Units upon election or appointment to the Board.



     The rights to acquire the Initial Units will be subject to a vesting procedure such that the rights will vest automatically upon, and in the same proportions as, the conversion of the Subordinated Units to Common Units. The rights to acquire the Remaining Units will vest upon the latter to occur of (i) the three-year anniversary of the issuance of such Units, or (ii) the conversion of the Subordinated Units to Common Units. See "Cash Distribution
Policy -- Distributions from Operating Surplus during Subordination Period." In the event of a "change of control" (as defined in the Restricted Unit Plan), all rights to acquire Common Units pursuant to the Restricted Unit Plan will immediately vest.



     Common Units to be delivered upon the "vesting" of rights may be Common Units acquired by the General Partner in the open market, Common Units already owned by the General Partner, Common Units acquired by the General Partner directly from the Partnership, or any other person, or any combination of the foregoing. Although the Restricted Unit Plan permits the grant of distribution equivalent rights to key employees, it is anticipated that until such Common Units have been delivered to a participant, such participant shall not be entitled to any distributions or allocations of income or loss and shall not have any voting or other rights in respect of such Common Units.

     The Board of Heritage in its discretion may terminate the Restricted Unit Plan at any time with respect to any Units for which a grant has not theretofore been made. The Board will also have the right to alter or amend the Restricted Unit Plan or any part thereof from time to time; provided, however, that no change in any Restricted Unit may be made that would impair the rights of the optionee without the consent of such optionee; and provided further, that, during the Subordination Period, without the approval of a majority of the Unitholders no amendment or alteration will be made that would (i) increase the total number of Units available for awards under the Restricted Unit Plan; (ii) change the class of individuals eligible to receive Restricted Unit awards;
(iii) extend the maximum period during which Restricted Units may be granted under the Restricted Unit Plan; or (iv) materially increase the cost of the Restricted Unit Plan to the Partnership.

     The issuance of the Common Units pursuant to the Restricted Unit Plan is intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the Common Units. Therefore, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units.

UNIT PURCHASE PLAN


     Prior to the closing of this offering, the Partnership will adopt a Unit purchase plan (the "Unit Purchase Plan") for employees of the General Partner and its affiliates. Pursuant to the Unit Purchase Plan, the General Partner has agreed to pay the brokerage commissions, transfer taxes and other transaction fees associated with a beneficiary's purchase of Common Units in market transactions and an amount up to 10% of the cost of such Units. The maximum amount of salary that a participant may withhold to purchase Units pursuant to the Unit Purchase Plan in any calendar year may not exceed 10% of his base salary or wages for the year. Further, if a participant sells or otherwise disposes of his or her Units, the participant will thereafter be precluded from participating in the Unit Purchase Plan. The number of Units initially available for purchase under this plan is 20,000. The Unit Purchase Plan is intended to serve as a means of encouraging participants to invest in the Partnership's Common Units.


COMPENSATION OF DIRECTORS


     Heritage currently pays no additional remuneration to its employees for serving as directors. Historically, directors who are not employees of Heritage or any of its affiliates have been given the opportunity to purchase or have been awarded options to acquire shares of common stock in Heritage, although no such purchases or awards are anticipated in the future. Following completion of this offering, the General Partner anticipates that in addition to permitting its non-employee directors to participate in the benefit plans described herein that each of its non-employee directors will be compensated $10,000 annually, $1,000 per Board meeting attended and $500 per committee meeting attended. All expenses associated with compensation of directors will be reimbursed to Heritage by the Partnership.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Compensation of the executive officers of Heritage is determined by its Board of Directors. Mr. Bertelsmeyer, Heritage's Chairman of the Board and Chief Executive Officer, participated in deliberations of Heritage's Board of Directors concerning executive officer compensation, but did not participate in deliberations concerning his own compensation.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth certain information with respect to (i) the historical beneficial ownership as of April 15, 1996, of Heritage's Class A Common Stock, Class B Common Stock and Redeemable Preferred Stock by each stockholder who owns of record, or is known by Heritage to own beneficially, more than five percent of such class of stock as well as the ownership of each executive officer and director of Heritage and all executive officers and directors as a group and (ii) the pro forma beneficial ownership by such persons of the capital stock of Heritage giving affect to the Transactions.

                                  COMMON STOCK


                                               HERITAGE HISTORICAL                   HERITAGE PRO FORMA
                                        ----------------------------------   ----------------------------------
                                        NUMBER OF   NUMBER OF   PERCENT OF   NUMBER OF   NUMBER OF   PERCENT OF
                                         CLASS A     CLASS B      COMMON      CLASS A     CLASS B      COMMON
                 NAME                   SHARES(A)   SHARES(B)     STOCK       SHARES      SHARES       STOCK
- --------------------------------------  ---------   ---------   ----------   ---------   ---------   ----------
Golder, Thoma, Cressey Fund III,
  Limited Partnership(c)..............  1,014,060         --       61.60%          --          --          --
  c/o Golder, Thoma, Cressey, Rauner, Inc.
  6100 Sears Tower
  Chicago, Illinois 60606-6402
The Prudential Insurance Company of
  America(d)..........................        --     441,419       25.52           --          --          --
  Four Gateway Center
  Newark, New Jersey 07102-4069
James E. Bertelsmeyer(e)..............   219,382          --       13.23      219,382          --       62.93%
R. C. Mills(f)........................    32,000          --        1.92       40,000          --       10.28
G. A. Darr(g).........................    17,544          --        1.06       26,344          --        6.77
H. Michael Krimbill(h)................    30,239          --        1.82       38,239          --        9.83
Bill W. Byrne(i)......................     7,500          --           *        7,500          --        1.93
John D. Capps(j)......................     9,672          --           *        9,672          --        2.49
Bryan C. Cressey(k)...................  1,014,060         --       61.60           --          --          --
J. Charles Sawyer(l)..................     7,500          --           *        7,500          --        1.93
Carl D. Thoma(k)......................  1,014,060         --       61.60           --          --          --
All directors and executive officers
  as a group (9 persons)(m)...........  1,337,897         --       78.29%     348,637          --       89.59%


                           REDEEMABLE PREFERRED STOCK

                                                                                                     HERITAGE
                                                                          HERITAGE HISTORICAL        PRO FORMA
                                                                        ------------------------     ---------
                                                                        NUMBER OF     PERCENT OF     NUMBER OF
                                 NAME                                    SHARES         CLASS        SHARES(N)
- ----------------------------------------------------------------------  ---------     ----------     ---------
Golder, Thoma, Cressey Fund III, Limited Partnership(c)...............  5,927.00         62.48%         --
The Prudential Insurance Company of America...........................  3,182.00         33.54          --
James E. Bertelsmeyer.................................................     72.00             *          --
R. C. Mills...........................................................    101.70          1.07          --
G. A. Darr............................................................     36.00             *          --
H. Michael Krimbill...................................................     27.00             *          --
Bill W. Byrne.........................................................     72.00             *          --
John D. Capps.........................................................     18.00             *          --
Bryan C. Cressey(k)...................................................  5,927.00         62.48          --
J. Charles Sawyer.....................................................     50.85             *          --
Carl D. Thoma(k)......................................................  5,927.00         62.48          --
All directors and executive officers as a group (9 persons)...........  6,304.55         66.46%         --

- ---------------

* Holds less than 1% of total outstanding shares of Common Stock or Redeemable Preferred Stock.

(a) The Class A Common Stock is Heritage's only outstanding voting capital stock.

(b) The Class B Common Stock is nonvoting stock convertible into shares of Class A Common Stock on a one-for-one basis.

(c) Golder, Thoma, Cressey Fund III, Limited Partnership is a private investment fund affiliated with GTCR. Messrs. Cressey and Thoma are each principals of GTCR.

(d)  Includes 83,919 shares issuable upon the exercise of warrants.

(e) All such shares of Class A Common Stock are held by a family limited partnership established by Mr. Bertelsmeyer. Includes 12,302 shares issuable upon the exercise of warrants.


(f) Includes 20,000 shares underlying options granted under the 1989 Plan and 2,000 shares underlying options granted under the 1995 Plan. Excludes for historical purposes and includes for pro forma purposes 8,000 shares underlying unvested options granted under the 1995 Plan, all of which will vest upon consummation of this offering.



(g) Includes 804 shares issuable upon the exercise of warrants, 2,000 shares underlying stock options under the 1989 Plan and 1,200 shares underlying options granted under the 1995 Plan. Excludes for historical purposes and includes for pro forma purposes 4,000 shares underlying unvested options granted under the 1989 Plan and 4,800 shares underlying unvested options granted under the 1995 Plan, all of which will vest upon consummation of this offering.



(h) Includes 1,584 shares issuable upon the exercise of warrants, 16,000 shares underlying options under the 1989 Plan and 2,000 shares underlying options granted under the 1995 Plan. Excludes for historical purposes and includes for pro forma purposes 8,000 shares underlying unvested options granted under the 1995 Plan, all of which will vest upon consummation of this offering.


(i) Includes 1,500 shares underlying options granted under the 1995 Plan. All such shares are beneficially owned by Byrne & Associates L.L.C.

(j) Includes 402 shares issuable upon the exercise of warrants and 1,500 shares underlying options granted under the 1995 Plan.

(k) Represents shares held by Golder, Thoma, Cressey Fund III, Limited Partnership, and over which, through GTCR, each of Messrs. Cressey and Thoma have indirect voting power. Messrs. Cressey and Thoma disclaim beneficial ownership of such shares.

(l)   Includes 1,500 shares underlying options granted under the 1995 Plan.

(m) Includes 15,092 shares issuable upon the exercise of warrants and 47,700 shares underlying stock options granted under the 1989 Plan and the 1995 Plan.

(n) All shares of Redeemable Preferred Stock will be redeemed in connection with the Equity Repurchase. See "The Transactions."

     Upon consummation of the Transactions, all of the outstanding capital stock of Heritage will be owned by management, employees and related persons and entities. Concurrently with the consummation of the Equity Repurchase, such stockholders will enter into a stockholders' agreement which, among other things, grants Heritage and other stockholders first refusal rights to purchase any outstanding shares proposed to be sold to an outside party.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH PRUDENTIAL


     Prior to consummation of this offering, Prudential owned 441,419 shares of Heritage's Class B Common Stock and 3,182 shares of Heritage's Redeemable Preferred Stock, representing 25.52% and 33.54% of the outstanding Common Stock and Redeemable Preferred Stock, respectively. In addition, immediately prior to this offering Heritage had aggregate outstanding borrowings from Prudential of approximately $112.0 million in principal amount. These borrowings consisted of
(i) $66.4 million principal amount of borrowings outstanding under the Existing Acquisition Facility, (ii) $3.0 million principal amount of borrowings outstanding under the Existing Revolving Credit Facility, (iii) $30 million principal amount of the Senior Reset Notes and (iv) an aggregate of $12.6 million principal amount of the Subordinated Reset Notes. During each of the three fiscal years ended August 31, 1993, 1994 and 1995 and during the six-month period ended February 29, 1996, interest payments on such indebtedness were $8.0 million, $8.1 million, $11.1 million and $6.0 million, respectively.



     In October and November of 1995, Heritage completed three acquisitions for an aggregate purchase price of $5.5 million. As a result of its use of available funds to finance these acquisitions, Heritage was unable to pay a $5.0 million scheduled principal repayment in November 1995 under its Existing Revolving Credit Facility (of which Heritage has since repaid $2.0 million) as well as a $4.2 million scheduled principal repayment in February 1996 under the Existing Acquisition Facility, resulting in a default under the terms of each such facility and its other indebtedness to Prudential. Heritage proceeded with such acquisitions while negotiating a new bank credit facility, the proceeds of which were to be used to repay a substantial portion of the indebtedness outstanding to Prudential and thereby cure any payment defaults thereunder. In December 1995, as a result of its decision to pursue this offering, Heritage decided to abandon such refinancing efforts. Prudential and Heritage have entered into a standstill agreement pursuant to which Prudential has agreed to waive existing and certain prospective defaults and forbear from exercising any remedies under the Prudential indebtedness for a period of six months from the execution of such standstill agreement. See "The Transactions" and "Security Ownership of Certain Beneficial Owners and Management."



     Prudential, GTCR and Heritage have entered into the Letter Agreement, pursuant to which, among other things, Heritage and certain members of management will repurchase all of Prudential's shares of Class B Common Stock and Heritage will repurchase all of Prudential's shares of Redeemable Preferred Stock for an aggregate of approximately $19.3 million in cash (assuming an offering price of $20.50 per Common Unit) and $2.0 million in notes (the "Management Notes") to be issued by such members of management. The Management Notes bear interest at a rate of 10% per annum, compounded annually. Prior to maturity, principal of and interest on the Management Notes is payable only from after-tax distributions to Heritage for distribution to its remaining stockholders. The Management Notes provide for sinking fund payments of 33 1/3% of the principal amount thereof on each of the seventh, eighth and ninth anniversaries of the closing of this offering and have a 15 year maturity, at which time any unpaid principal and accrued interest is payable in full. The Management Notes are secured by the Common Stock of Heritage owned by the respective remaining stockholders and are non-recourse to the makers thereof. The consideration to be paid in connection with such repurchase was determined by negotiation among Heritage, Prudential, GTCR and the stockholders of Heritage to be remaining after consummation of the Transactions. Heritage will pay the cash portion of such purchase price with a portion of the proceeds of the Note Placement. The Letter Agreement also provides that, at the closing of this offering, Heritage will repay or prepay all outstanding indebtedness due under each of the Existing Acquisition Facility, the Existing Revolving Credit Facility, the Senior Reset Notes and the Subordinated Reset Notes plus a prepayment penalty in the amount of $3.5 million in connection with the early retirement of the Senior Reset Notes and the Subordinated Reset Notes. See "The Transactions."


TRANSACTIONS WITH GTCR

     GTCR, of which Messrs. Cressey and Thoma are principals, participated in the formation of Heritage in 1989, and immediately prior to this offering held 1,014,060 shares of Heritage's Class A Common Stock and

5,927 shares of Heritage's Redeemable Preferred Stock, representing 61.60% and 62.48% of Heritage's outstanding Common Stock and Preferred Stock, respectively. In accordance with the terms of the Letter Agreement, Heritage and certain members of management will repurchase all of GTCR's shares of Class A Common Stock and Heritage will repurchase all of GTCR's shares of Redeemable Preferred Stock for an aggregate of approximately $42.8 million in cash (assuming an offering price of $20.50 per Common Unit) and an aggregate of $3.0 million in Management Notes identical in terms to those to be issued to Prudential. The consideration to be paid in connection with such repurchase was determined by negotiation among Heritage, Prudential, GTCR and the stockholders of Heritage to be remaining after consummation of the Transactions. Heritage will pay the cash portion of such purchase price with a portion of the proceeds of the Note Placement.


TRANSACTIONS WITH MANAGEMENT

     In connection with the Equity Repurchase, certain members of Heritage's management will receive an aggregate of approximately $0.5 million in cash as payment for the purchase by Heritage of 377.55 shares of its outstanding Redeemable Preferred Stock. Of this amount, Messrs, Bertelsmeyer, Mills, Darr, Krimbill, Byrne, Capps and Sawyer will receive approximately $95,000, $133,000, $48,000, $36,000, $89,000, $24,000 and $66,000, respectively. In addition, and pursuant to the Equity Repurchase, Messrs. Bertelsmeyer, Mills, Darr, Krimbill, Byrne, Capps, Sawyer and certain other employee stockholders, respectively, will issue an aggregate of $5.0 million principal amount of Management Notes, with each of such officer's obligation under such Management Notes being proportionate to his ownership interest in the General Partner following consummation of the Transactions. As a result of the Equity Repurchase, Messrs. Bertelsmeyer, Mills, Darr, Krimbill, Byrne, Capps, Sawyer and certain other employee stockholders will own the entire equity interest in the General Partner. Concurrently with the consummation of the Equity Repurchase, such stockholders will enter into a stockholders' agreement which, among other things, grants Heritage and such stockholders first refusal rights to purchase any outstanding shares proposed to be sold to an outside party.

RIGHTS OF THE GENERAL PARTNER

     After this offering, the General Partner will own all of the Subordinated Units, representing an aggregate 47.0% limited partner interest in the Partnership (43.6% if the Underwriters' over-allotment option is exercised in full). Through the General Partner's ability, as general partner, to manage and operate the Partnership and its ownership of all of the outstanding Subordinated Units (effectively giving the General Partner the ability to veto certain actions of the Partnership), the General Partner and its affiliates will have the ability to control the management of the Partnership.

CONTRIBUTION, CONVEYANCE AND ASSUMPTION AGREEMENT

     In connection with the Transactions, the Partnership, the Operating Partnership and the General Partner will enter into the Contribution Agreement which will generally govern the Transactions, including the asset transfer to and the assumption of liabilities by the Operating Partnership, and the distribution of the proceeds of this offering. The Contribution Agreement will not be the result of arm's-length negotiations, and there can be no assurance that it, or that each of the transactions provided for therein, will be effected on terms at least as favorable to the parties to such agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with the Transactions, including the expense associated with transferring assets into the Operating Partnership, will be paid from the proceeds of this offering. See "Business and Properties -- Transfer of the Partnership Assets."

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

     Certain conflicts of interest exist and may arise in the future as a result of the relationships between the General Partner and its stockholders, on the one hand, and the Partnership and its limited partners, on the other hand. The directors and officers of the General Partner have fiduciary duties to manage the General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to its stockholders. In general, the General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains provisions that allow the General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the General Partner to the stockholders of the General Partner may, therefore, come into conflict with the duties of the General Partner to the Partnership and the Unitholders. The Audit Committee of the Board of Directors of the General Partner will, at the request of the General Partner, review conflicts of interest that may arise between the General Partner or its affiliates, on the one hand, and the Partnership, on the other. See "Management -- Partnership Management" and "-- Fiduciary and Other Duties."

     The fiduciary obligations of general partners is a developing area of law. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the General Partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the General Partner and its officers and directors and the remedies available to the Unitholders.

     Conflicts of interest could arise with respect to the situations described below, among others:

     COMMON UNITHOLDERS WILL HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF THE GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH THE PARTNERSHIP

     The agreements between the Partnership and the General Partner do not grant to the Unitholders, separate and apart from the Partnership, the right to enforce the obligations of the General Partner and its affiliates in favor of the Partnership. Therefore, the Partnership will be primarily responsible for enforcing such obligations.

     CONTRACTS BETWEEN THE PARTNERSHIP, ON THE ONE HAND, AND THE GENERAL PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS

     Under the terms of the Partnership Agreement, the General Partner is not restricted from paying the General Partner or its affiliates for any services rendered (provided such services are rendered on terms fair and reasonable to the Partnership) or entering into additional contractual arrangement with any of them on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the General Partner and its affiliates, on the other, are or will be the result of arm's length negotiations. All of such transactions entered into after the sale of the Common Units offered in this offering are to be on terms which are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit Committee, (ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), the transaction is fair to the Partnership. The General Partner and its affiliates will have no obligation to permit the Partnership to use any facilities or assets of the General Partner and such affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation of the General Partner and its affiliates to enter into any such contracts.

     CERTAIN ACTIONS TAKEN BY THE GENERAL PARTNER MAY AFFECT THE AMOUNT OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE CONVERSION OF SUBORDINATED UNITS

     Decisions of the General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuances of additional partnership interests and reserves in any quarter may affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distributions Levels on all Units in such quarter or in subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the General Partner shall not constitute a breach of any duty owned by the General Partner to the Partnership or the Unitholders including borrowings that have the purpose or effect, directly or indirectly, enabling the General Partner to receive distributions on the Subordinated Units or the Incentive Distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Partnership and the Operating Partnership may borrow funds from the General Partner and its affiliates. The General Partner and its affiliates may not borrow funds from the Partnership or the Operating Partnership. Furthermore, any actions taken by the General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to constitute a breach of any duty of the General Partner to the Partnership or the Unitholders.

     THE PARTNERSHIP WILL REIMBURSE THE GENERAL PARTNER AND ITS AFFILIATES FOR CERTAIN EXPENSES

     Under the terms of the Partnership Agreement, the General Partner and its affiliates will be reimbursed by the Partnership for certain expenses incurred on behalf of the Partnership, including costs incurred in providing corporate staff and support services to the Partnership. The Partnership Agreement provides that the General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. See "Management -- Reimbursement of Expenses of the General Partner and its Affiliates."

     THE GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY WITH RESPECT TO THE PARTNERSHIP'S OBLIGATIONS

     Whenever possible, the General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto having no recourse against the General Partner or its assets. The Partnership Agreement provides that any action by the General Partner in so limiting the liability of the General Partner or that of the Partnership will not be deemed to be a breach of the General Partner's fiduciary duties, even if the Partnership could have obtained more favorable terms without such limitation on liability.

     COMMON UNITS ARE SUBJECT TO THE GENERAL PARTNER'S LIMITED CALL RIGHT

     The General Partner may exercise its right to call for and purchase Common Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership. The General Partner thus may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a Common Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his Common Units. For a description of such right, see "The Partnership Agreement -- Limited Call Right."

     THE PARTNERSHIP MAY RETAIN SEPARATE COUNSEL FOR ITSELF OR FOR THE HOLDERS OF COMMON UNITS; ADVISORS RETAINED BY THE PARTNERSHIP FOR THIS OFFERING HAVE NOT BEEN RETAINED TO ACT FOR HOLDERS OF COMMON UNITS

     The Common Unitholders have not been represented by counsel in connection with the preparation of the Partnership Agreement or other agreements referred to herein or in establishing the terms of this offering. The attorneys, independent public accountants and others who have performed services for the Partnership in connection with this offering have been retained by the General Partner, its affiliates and the Partnership and may continue to be retained by the General Partner, its affiliates and the Partnership after this offering. Attorneys, independent public accountants and others who will perform services for the Partnership in the future will be selected by the General Partner or the Audit Committee and may also perform services for the General Partner and its affiliates. The Partnership may retain separate counsel for itself or the holders of Common Units in the event of a conflict of interest arising between the General Partner and its affiliates, on the one hand, and the Partnership or the holders of Common Units, on the other, after the sale of the Common Units offered hereby, depending on the nature of such conflict, but it does not intend to do so in most cases.

     THE GENERAL PARTNER IS NOT RESTRICTED FROM ENGAGING IN A TRANSACTION WHICH WOULD TRIGGER CHANGE IN OWNERSHIP PROVISIONS

     The Partnership's indebtedness contains provisions relating to change in ownership. If such change in ownership provisions are triggered, such outstanding indebtedness may become due. There is no restriction on the ability of the General Partner from entering into a transaction which would trigger such change in ownership provisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Description of Indebtedness."

     THE GENERAL PARTNER'S AFFILIATES ARE NOT RESTRICTED FROM COMPETING WITH THE PARTNERSHIP

     The Partnership Agreement does not restrict the ability of affiliates of the General Partner to engage in any activities, except for the retail sale of propane to end users in the continental United States. The General Partner's affiliates may compete with the Partnership in other propane-related activities, such as trading, transportation, storage and wholesale distribution of propane. Furthermore, the Partnership Agreement provides that the General Partner and its affiliates have no obligation to present business opportunities to the Partnership.

FIDUCIARY AND OTHER DUTIES

     The General Partner will be accountable to the Partnership and the Unitholders as a fiduciary. Consequently, the General Partner must exercise good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership.

     Fiduciary duties are generally considered to include an obligation to act with the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of restricting the fiduciary duties that might otherwise be owed by the General Partner to the Partnership and its partners and waiving or consenting to conduct by the General Partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

     The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is not unenforceable by reason of its not having been signed by a person being admitted as a limited partner or becoming an assignee in accordance with the terms thereof.

     The Partnership Agreement provides that whenever a conflict arises between the General Partner or its affiliates, on the one hand, and the Partnership or any other partner, on the other, the General Partner shall resolve such conflict. The General Partner shall not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting or engineering practices or principles and such other factors as its deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partner. In connection with the resolution of any conflict that arises, unless the General Partner has acted in bad faith, the action taken by the General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care of duty imposed by the Delaware Act or other applicable law. The Partnership also provides that in certain circumstances the General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

     The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself or all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

     The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decisions pursuant to the authority prescribed in the Partnership Agreement so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the General Partner and its officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partner and such other persons acted in good faith.

     In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partner and its officers, directors, employees, affiliates, partners, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partner or other such persons, if the General Partner or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful. See "The Partnership Agreement -- Indemnification." Thus, the General Partner could be indemnified for its negligent acts if it meets such requirements concerning good faith and the best interests of the Partnership.

                        DESCRIPTION OF THE COMMON UNITS

     Upon consummation of this offering, the Common Units will be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and the Partnership will be subject to the reporting and certain other requirements of the Exchange Act. The Partnership will be required to file periodic reports containing financial and other information with the Commission.

     Purchasers of Common Units in this offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) who wish to become Unitholders of record will be required to execute Transfer Applications, the form of which is included as Appendix B to this Prospectus, before the purchase or transfer of such Common Units will be registered on the records of the Transfer Agent and before cash distributions or federal income tax allocations can be made to the purchaser or transferee. In executing such Transfer Applications, all Purchasers, nominees and subsequent transferees must certify that they are Calendar-Year Taxpayers. Any purchasers, nominees and subsequent transferees of the Common Units who do not certify that they are Calendar-Year Taxpayers acquire no rights in the Common Units other than the right to transfer such Common Units to a purchaser or other transferee. Purchasers in this offering may hold Common Units in nominee accounts and will be eligible to receive distributions and federal income tax allocations, provided that the broker (or other nominee) executes and delivers a Transfer Application and becomes a limited partner and certifies to the Transfer Agent that to the best of its knowledge the purchaser is a Calendar-Year Taxpayer. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

     The Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Partnership Agreement. For a description of the relative rights and preferences of holders of Common Units and Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

  Duties


     The General Partner will appoint a registrar and transfer agent (the "Transfer Agent") for the Common Units which will receive a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership will indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.


  Resignation or Removal

     The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

     Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase directly from the Underwriters will be accomplished through the completion, execution and delivery of a Transfer Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix B to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) certifies that the transferee, or if the transferee is or nominee holding fee the account of another person, that to the best of its knowledge such other person, is a Calendar-Year Taxpayer
(ii) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Partnership as a substitute limited partner,
(iii) automatically requests admission as a substituted limited partner in the Partnership, (iv) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (v) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (vi) grants powers of attorney to officers of the Partnership and any liquidator of the Partnership as specified in the Partnership Agreement, and (vii) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the Partnership and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the General Partner.

     Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common Units. Any purchasers, nominees and subsequent transferees of the Common Units who do not certify that they are Calendar-Year Taxpayers acquire no rights in the Common Units other than the right to resell such Common Units to a purchaser or other transferee. A purchaser or transferee of Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a purchaser or transferee of Common Units who does not execute and deliver a Transfer Application will not receive cash distributions or federal income tax allocations unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement -- Status as Limited Partner or Assignee."

                           THE PARTNERSHIP AGREEMENT


     The following paragraphs are a summary of the material provisions of the Partnership Agreement. The form of the Partnership Agreement for the Partnership is included in this Prospectus as Appendix A. The form of Partnership Agreement for the Operating Partnership (the "Operating Partnership Agreement") is included as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The Partnership will provide prospective investors with a copy of the form of the Operating Partnership Agreement upon request at no charge. The discussions presented herein and below of the material provisions of the Partnership Agreement are qualified in their entirety by reference to the Partnership Agreements for the Partnership and for the Operating Partnership. The Partnership will be the sole limited partner of the Operating Partnership, which will own, manage and operate the Partnership's business. The General Partner will serve as the general partner of the Partnership and of the Operating Partnership, owning an aggregate 2% general partner interest in the business and properties owned by the Partnership and the Operating Partnership on a combined basis. Unless specifically described otherwise, references herein to the "Partnership Agreement" constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.


     Certain provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to the transfer of Common Units, see "Description of the Common Units -- Transfer of Common Units." With regard to distributions of Available Cash, see "Cash Distribution Policy." With regard to allocations of taxable income and taxable loss, see "Tax Considerations." Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully.

ORGANIZATION AND DURATION


     The Partnership and the Operating Partnership were organized in April 1996 as Delaware limited partnerships. The General Partner is the general partner of the Partnership and the Operating Partnership. Following the issuance of the Common Units offered hereby, the General Partner will own an aggregate 2% interest as general partner, and the Unitholders (including the General Partner as holder of Subordinated Units) will own a 98% interest as limited partners, in the Partnership and the Operating Partnership on a combined basis. The Partnership will dissolve on September 30, 2085, unless sooner dissolved pursuant to the terms of the Partnership Agreement.


PURPOSE

     The purpose of the Partnership under the Partnership Agreement is limited to serving as the limited partner of the Operating Partnership and engaging in any business activity that may be engaged in by the Operating Partnership or that is approved by the General Partner. The Operating Partnership Agreement provides that the Operating Partnership may engage in any activity engaged in by Heritage immediately prior to this offering, and any other activity approved by the General Partner. Although the General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities other than propane marketing and related businesses, the General Partner has no current intention of doing so. The General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership.

POWER OF ATTORNEY

     Each Limited Partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership, or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

CAPITAL CONTRIBUTIONS

     For a description of the initial capital contributions to be made to the Partnership, see "The Transactions." The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under "-- Limited Liability."

LIMITED LIABILITY

     Assuming that a Limited Partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Partnership in respect of his Common Units plus his share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the Delaware Act, then the Limited Partners could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partner with respect to persons who transact business with the Partnership reasonably believing, based on the Limited Partner's conduct, that the Limited Partner is a general partner.

     Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

     The Partnership expects that the Operating Partnership will initially conduct business in at least 15 states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partner, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the Limited Partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partner under certain circumstances. The Partnership will operate in such manner as the General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

     The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the General Partner in its sole discretion without the approval of any limited partners; provided that, during the Subordination Period, except as provided in clauses (i) and (ii) below, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 2,012,500 additional Common Units (excluding Common Units issued upon the exercise of the Underwriters' over-allotment option, upon conversion of Subordinated Units and pursuant to the employee benefit plans of the Partnership or other members of the Partnership Group and subject to adjustment in the event of a combination or subdivision of Common Units) or an equivalent number of securities ranking on a parity with the Common Units without the approval of the holders of at least a Unit Majority. During the Subordination Period, the Partnership may also issue
(i) an unlimited number of additional Common Units or parity securities without the approval of the Unitholders if such issuance occurs (A) in connection with an Acquisition or a Capital Improvement or (B) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, would have resulted in an increase in (1) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units with respect to each of the four most recently completed quarters (on a pro forma basis) as compared to (2) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis for all outstanding Units (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed quarters (provided that if the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full quarters after the closing of this offering, then Adjusted Operating Surplus as used in clauses (1) (determined on a pro forma basis) and (2) above will be calculated (A) for each quarter, if any, that commenced after the closing of this offering for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such quarter and (B) for each other quarter, on a pro forma basis not inconsistent with the procedures, as applicable, set forth in Appendix D to this Prospectus); and (ii) an unlimited number of Common Units or parity securities prior to the end of the Subordination Period and without the approval of the Unitholders if the proceeds from such issuance are used exclusively to repay up to $30 million in indebtedness of a member of the Partnership Group, in each case only where the aggregate amount of distributions that would have been paid with respect to such newly issued Units and the related additional distributions that would have been made to the General Partner in respect of the (actual or pro forma) four-quarter period ending prior to the first day of the quarter in which the issuance is to be consummated (assuming such additional Units had been outstanding throughout such period and that distributions equal to the distributions that were actually paid on the outstanding Units during the period were paid on such additional Units) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional partnership interests that, in the sole discretion of the General Partner, may have special voting rights to which the Common Units are not entitled.


     Upon issuance of additional Partnership Securities (other than pursuant to the over-allotment option), the General Partner will be required to make additional capital contributions to maintain its 2% General Partner Interest in the Partnership and Operating Partnership. Moreover, the General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to persons other than the General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partner and its affiliates in the Partnership (including its interest represented by Subordinated Units) that existed immediately prior to each such issuance. The holders of Common Units will not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership.

AMENDMENT OF PARTNERSHIP AGREEMENT


     Amendments to the Partnership Agreement may be proposed only by or with the consent of the General Partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, the Partnership is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the Limited Partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of a Unit Majority, except that no amendment may be made which would (i) enlarge the obligations of any Limited Partner, without its consent, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to, the General Partner or any of its affiliates without the General Partner's consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon the expiration of its term or upon an election of the General Partner that is approved by holders of a Unit Majority or (v) give any person the right to dissolve the Partnership other than the General Partner's right to dissolve the Partnership with the approval of holders of a Unit Majority.



     The General Partner may generally make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee to reflect (i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that neither the Partnership nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the discretion of the General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the General Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and/or taxable year of the Partnership and changes related thereto, and (x) any other amendments substantially similar to any of the foregoing.



     In addition to the General Partner's right to amend the Partnership Agreement as described above, the General Partner may make amendments to the Partnership Agreement without the approval of any Limited Partner or assignee if such amendments, in the discretion of the General Partner (i) do not adversely affect the Limited Partners in any material respect, (ii) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of the Common Units (including the division of any class or classes of outstanding Partnership Securities into different classes to facilitate uniformity of tax consequences within such classes of Partnership Securities) or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Common Units are or will be listed for trading, compliance with any of which the General Partner deems to be in the best interests of the Partnership and the Unitholders, (iv) are necessary or advisable in connection with any action taken by the General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or the intent of the Partnership Agreement or contemplated by the Partnership Agreement.


     The General Partner will not be required to obtain an Opinion of Counsel (as defined in the Glossary) in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Partnership or the limited partner of the Operating Partnership.


     Any amendment that materially and adversely affects the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of at least a majority of the type or class of Units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.


MERGER, SALE OR OTHER DISPOSITION OF ASSETS


     The General Partner is generally prohibited, without the prior approval of holders of a Unit Majority, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The General Partner may also sell all or substantially all of the Partnership's assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. Furthermore, the General Partner may, assuming certain conditions are satisfied, merge the Partnership or any member of the Partnership Group into, or convey some or all of the Partnership Group's assets to, a newly formed entity if the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity. The Unitholders are not entitled to dissenters' rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other transaction or event.


TERMINATION AND DISSOLUTION

     The Partnership will continue until September 30, 2085, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the General Partner to dissolve the Partnership, if approved by the holders of a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) the withdrawal or removal of the General Partner or any other event that results in its ceasing to be the General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (iv), the holders of a Unit Majority may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of a Unit Majority subject to receipt by the Partnership of an opinion of counsel to the effect that (x) such action would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor any other member of the Partnership Group would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (hereinafter, an "Opinion of Counsel").

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

     Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy -- Distributions of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNER

     The General Partner has agreed not to withdraw voluntarily as a general partner of the Partnership and the Operating Partnership prior to December 31, 2006 (with limited exceptions described below), without obtaining the approval of the holders of a Unit Majority and furnishing an Opinion of Counsel. On or after December 31, 2006, the General Partner may withdraw as the General Partner (without first obtaining approval from any Unitholder) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the General Partner may withdraw without Unitholder approval upon 90 days' notice to the Limited Partners if more than 50% of the outstanding Common Units are held or controlled by one person and its affiliates (other than the General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partner (in certain limited instances) to sell or otherwise transfer all of its general partner interests in the Partnership without the approval of the Unitholders. See "-- Transfer of General Partner Interests."


     Upon the withdrawal of the General Partner under any circumstances (other than as a result of a transfer by the General Partner of all or a part of its general partner interest in the Partnership), the holders of a Unit Majority may select a successor to such withdrawing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a Unit Majority agree in writing to continue the business of the Partnership and to the appointment of a successor General Partner. See "-- Termination and Dissolution."



     The General Partner may not be removed unless such removal is approved by the vote of the holders of not less than a 66 2/3% of the outstanding Units (including Units held by the General Partner and its affiliates) and the Partnership receives an Opinion of Counsel. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a Unit Majority. The Partnership Agreement also provides that if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (and its right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.


     Withdrawal or removal of the General Partner as the general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the General Partner as a general partner of the Operating Partnership.

     In the event of withdrawal of the General Partner where such withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interest of the departing General Partner (the "Departing Partner") in the Partnership and the Operating Partnership for a cash payment equal to the fair market value of such interests. Under all other circumstances where the General Partner withdraws or is removed by the Limited Partners, the Departing Partner will have the option to require the successor general partner to purchase such general partner interest of the Departing Partner for such amount. In each case, such fair market value will be determined by agreement between the Departing

Partner and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent expert selected by the Departing Partner and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partner for all amounts due the Departing Partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership.

     If the above-described option is not exercised by either the Departing Partner or the successor general partner, as applicable, the Departing Partner will have the right to convert its general partner interests in the Partnership and the Operating Partnership into Common Units equal to the fair market value of such interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph or to receive cash in exchange for such interests.

TRANSFER OF GENERAL PARTNER INTERESTS


     Except for a transfer by the General Partner of all, but not less than all, of its aggregate 2% general partner interest in the Partnership and the Operating Partnership to (a) an affiliate or (b) another person in connection with the merger or consolidation of the General Partner with or into another person or the transfer by the General Partner of all or substantially all of its assets to another person, the General Partner may not transfer all or any part of its aggregate 2% general partner interest in the Partnership to another person prior to June 30, 2006, without the approval of the holders of at least a Unit Majority; provided that, in each case, such transferee assumes the rights and duties of the General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to acquire all (or the appropriate portion thereof, as applicable) of the General Partner's interests in the Operating Partnership and agrees to be bound by the provisions of the Operating Partnership Agreement. The General Partner shall have the right at any time, however, to transfer its Subordinated Units to one or more persons without Unitholder approval. At any time, the stockholders of the General Partner may sell or transfer all or part of their interest in the General Partner to an affiliate or a third party without the approval of the Unitholders. The General Partner or a subsequent holder may transfer its right to receive Incentive Distributions to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person without the prior approval of the Unitholders. Holders of rights to receive Incentive Distributions may also transfer such rights to their affiliates without the prior approval of the Unitholders, provided such affiliates are family members, trusts created for the holder or his family members or the estates and beneficiaries of such persons. Other transfers of the right to receive Incentive Distributions will require the affirmative vote of holders of at least a Unit Majority.


CHANGE OF MANAGEMENT PROVISIONS


     The Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove the General Partner as general partner of the Partnership or otherwise change the management of the Partnership. If any person or group other than the General Partner and its affiliates acquires beneficial ownership of 20% or more of the Common Units, such person or group loses voting rights with respect to all of its Common Units. The Partnership Agreement also provides that if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (and its right to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.


LIMITED CALL RIGHT


     If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class are held by persons other than the General Partner and its affiliates, the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such a purchase shall be the greater of (i) the highest price paid by the General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase such limited partner interests, and (ii) the Current Market Price as of the date three days prior to the date such notice is mailed. As a consequence of the General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Common Units in the market. See "Tax Considerations -- Disposition of Common Units."

MEETINGS; VOTING

     Except as described below with respect to a Person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the General Partner on behalf of Non-citizen Assignees, the General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of limited partners in respect of other Common Units are cast).

     The General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders of the Partnership may be called by the General Partner or by Unitholders owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.

     Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued by the General Partner. See
"-- Issuance of Additional Securities." However, if any Person or group (other than the General Partner and its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of the total Common Units and such Person or group loses voting rights with respect to all of its Common Units and such Common Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Unitholders, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with Common Units as a single class.

     Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

STATUS AS LIMITED PARTNER OR ASSIGNEE

     Except as described above under "-- Limited Liability," the Common Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

     An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted Limited Partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a Limited Partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute Limited Partner at the written direction of such assignee. See "-- Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "Description of the Common Units -- Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

     If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the Partnership, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship, residency or other related status of any Limited Partner or assignee, the Partnership may redeem the Common Units held by such Limited Partner or assignee at their Current Market Price (as defined in the Glossary). In order to avoid any such cancellation or forfeiture, the Partnership may require each Limited Partner or assignee to furnish information about his nationality, citizenship, residency or related status. If a Limited Partner or assignee fails to furnish information about such nationality, citizenship, residency or other related status within 30 days after a request for such information, such Limited Partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted Limited Partner, a Non-citizen Assignee does not have the right to direct the voting of his Common Units and may not receive distributions in kind upon liquidation of the Partnership.

INDEMNIFICATION

     The Partnership Agreement provides that the Partnership will indemnify the General Partner, any Departing Partner, any Person who is or was an Affiliate of the General Partner or any Departing Partner, any Person who is or was an officer, director, partner or trustee of the General Partner or any Departing Partner or any affiliate of the General Partner or any Departing Partner, or any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, partner, agent or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as any of the foregoing; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partner or its affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

BOOKS AND REPORTS

     The Partnership is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax purposes, the fiscal year of the Partnership is the calendar year. For financial reporting purposes, however, the fiscal year of the Partnership is a 52 week fiscal year concluding on the last day of August.

     As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the Partnership will furnish or make available to each record holder of Units (as of a record date selected by the General Partner) an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the Partnership will furnish or make available to each record holder of Units (as of a record date selected by the General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

     The Partnership will use all reasonable efforts to furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The Partnership's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Partnership. Every Unitholder (without regard to whether he supplies such information to the Partnership) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

     The Partnership Agreement provides that a Limited Partner can for a purpose reasonably related to such Limited Partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him (i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition, and
(vi) such other information regarding the affairs of the Partnership as is just and reasonable. The Partnership may, and intends to, keep confidential from the Limited Partners trade secrets or other information the disclosure of which the Partnership believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

     Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other securities of the Partnership (including Subordinated Units) proposed to be sold by the General Partner or any of its affiliates if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

                         UNITS ELIGIBLE FOR FUTURE SALE


     After the sale of the Common Units offered hereby, the General Partner will hold 3,702,943 Subordinated Units (all of which will convert into Common Units at the end of the Subordination Period and some of which may convert earlier). See "Cash Distribution Policy -- Distributions from Operating Surplus during Subordination Period." The sale of these Units could have an adverse impact on the price of the Common Units or on any trading market that may develop. For a discussion of the transactions whereby the General Partner acquired the Subordinated Units in connection with the organization of the Partnership, see "The Transactions."


     The Common Units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any Common Units owned by "an affiliate" of the Partnership (as that term is defined in the rules and regulations under the Securities Act) may not be resold publicly except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom under Rule 144 thereunder ("Rule 144") or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer in an offering to be sold into the market in an amount that does not exceed, during any three-month period, the greater of (i) 1% of the total number of such securities outstanding or (ii) the average weekly reported trading volume of the Common Units for the four calendar weeks prior to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership. A person who is not deemed to have been an affiliate of the Partnership at any time during the three months preceding a sale, and who has beneficially owned his Common Units for at least three years, would be entitled to sell such Common Units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions or notice requirements of Rule 144.


     Prior to the end of the Subordination Period, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 2,012,500 additional Common Units (excluding Common Units issued upon exercise of the Underwriters' over-allotment option and upon conversion of Subordinated Units or in connection with certain acquisitions or the repayment of certain indebtedness), or an equivalent amount of securities ranking on a parity with the Common Units, without the approval of the holders of at least a Unit Majority, except under certain circumstances. After the Subordination Period, the Partnership, without a vote of the Unitholders, may issue an unlimited number of limited partner interests of any type. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue equity securities ranking junior to the Subordinated Units at any time. Any issuance of additional Common Units or certain other equity securities would result in a corresponding decrease in the proportionate ownership interest in the Partnership represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See "The Partnership Agreement -- Issuance of Additional Securities."


     Pursuant to the Partnership Agreement, the General Partner and its affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act and state laws the offer and sale of any Units or other Partnership Securities that it holds. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the General Partner and its affiliates or their assignees holding any Units to require registration of any such Units and to include any such Units in a registration by the Partnership of other Units, including Units offered by the Partnership or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. In connection with any such registration, the Partnership will indemnify each Unitholder participating in such registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. The Partnership will bear all costs and expenses of any such registration. In addition, the General Partner and its affiliates may sell their Units in private transactions at any time, subject to compliance with applicable laws.

     The Partnership, the Operating Partnership and the General Partner have agreed not to sell, offer to sell, grant any option or warrant for the sale of, or otherwise dispose of or enter into any agreement to sell any

Common Units or Subordinated Units, any securities that are convertible into or exercisable or exchangeable for or that represent the right to receive Common Units or Subordinated Units or any securities that are senior to or pari passu with Common Units (other than the issuance of Common Units pursuant to employee benefit plans described in this Prospectus), for a period of 180 days after the date of this Prospectus without the prior written consent of Dean Witter Reynolds Inc.

                               TAX CONSIDERATIONS

     This section is a summary of material tax considerations that may be relevant to prospective Unitholders and, to the extent set forth below under "-- Legal Opinions and Advice," represents the opinion of Andrews & Kurth L.L.P., special counsel to the General Partner and the Partnership ("Counsel"), insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Subsequent changes in such authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Partnership are references to both the Partnership and the Operating Partnership.


     No attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or the Unitholders. Moreover, the discussion focuses on Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, individual retirement accounts, REITs or mutual funds). Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of Common Units.


LEGAL OPINIONS AND ADVICE

     Counsel has expressed its opinion that, based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "-- Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership). In addition, all statements as to matters of law and legal conclusions contained in this section, unless otherwise noted, reflect the opinion of Counsel.

     Although no attempt has been made in the following discussion to comment on all federal income tax matters affecting the Partnership or prospective Unitholders, Counsel has advised the Partnership that, based on current law, the following is a general description of the principal federal income tax consequences that should arise from the ownership and disposition of Common Units and, insofar as it relates to matters of law and legal conclusions, addresses the material tax consequences to Unitholders who are individual citizens or residents of the United States.

     No ruling has been or will be requested from the Internal Revenue Service (the "IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under sec.7704 of the Code or any other matter affecting the Partnership or prospective Unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Thus, no assurance can be provided that the opinions and statements set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partner. Furthermore, no assurance can be given that the treatment of the Partnership or an investment therein will not be significantly modified by future legislative or administrative changes or court decisions. Any such modification may or may not be retroactively applied.

     For the reasons hereinafter described, counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "-- Tax Treatment of Operations -- Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "-- Disposition of Common Units -- Recognition of Gain or Loss"), (iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"), and (iv) whether the Partnership's method for depreciating Section 743 adjustments, utilized to maintain the uniformity of the economic and tax characteristics of the Common Units, is sustainable (see
"-- Uniformity of Units").

TAX RATES AND CHANGES IN FEDERAL INCOME TAX LAWS

     The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $263,750 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. The net capital gain of an individual remains subject to a maximum 28% tax rate.

     The 1995 Proposed Legislation that was passed by Congress on November 17, 1995, as part of the Revenue Reconciliation Act of 1995, would have altered the tax reporting system and the deficiency collection system applicable to large partnerships (generally defined as electing partnerships with more than 100 partners) and would have made certain additional changes to the treatment of large partnerships, such as the Partnership. Certain of the proposed changes are discussed later in this section. The 1995 Proposed Legislation is generally intended to simplify the administration of the tax rules governing large partnerships such as the Partnership. In addition, the 1995 Proposed Legislation contained provisions which would have reduced the maximum tax rate applicable to the net capital gains of an individual to 19.8%.


     On March 19, 1996, certain tax legislation, known as the Revenue Reconciliation Act of 1996, was presented to Congress that would impact the taxation of certain financial products, including partnership interests. One proposal would treat a taxpayer as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold) if the taxpayer or related persons enters into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminates both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions). Certain of these proposed changes are also discussed under "-- Disposition of Common Units."



     President Clinton vetoed the 1995 Proposed Legislation on December 6, 1995. As of the date of this Prospectus, it is not possible to predict whether any of the changes set forth in the 1995 Proposed Legislation, the Revenue Reconciliation Act of 1996 or any other changes in the federal income tax laws that would impact the Partnership and the Unitholders will ultimately be enacted or, if enacted, what form they will take, what the effective dates will be, and what, if any, transition rules will be provided.


PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the Partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

     In rendering its opinion, Counsel has relied on certain factual representations and covenants made by the Partnership and the General Partner. Such factual matters are as follows:

          (a) With respect to the Partnership and the Operating Partnership, the General Partner, at all times while acting as general partner of the Partnership and the Operating Partnership, will have a net worth, computed on a fair market value basis, excluding its interests in the Partnership and in the Operating Partnership and any notes or receivables due from the Partnership or the Operating Partnership, of not less than $8.2 million;

          (b) The Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the Partnership Agreement, and (iii) the description thereof in this Prospectus;

          (c) The Operating Partnership will be operated in accordance with (i) all applicable partnership statutes, (ii) the limited partnership agreement for the Operating Partnership, and (iii) the description thereof in this Prospectus;

          (d) The General Partner will, at all times, act independently of the limited partners (other than the limited partner interest held by the General Partner); and

          (e) For each taxable year, less than 10% of the gross income of the Partnership will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code.

     Counsel's opinion as to the partnership classification of the Partnership in the event of a change in the general partner is based upon the assumption that the new general partner will satisfy the foregoing representations and covenants.


     Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. Based upon the representations of the Partnership and the General Partner and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Partnership's gross income will constitute qualifying income. The Partnership estimates that less than 6% of its gross income for each taxable year will not constitute qualifying income.


     If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

     If the Partnership or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

     The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

     Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver Transfer Applications, Counsel's opinion does not extend to these persons. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

     A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "-- Tax Treatment of Operations -- Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

  Flow-through of Taxable Income

     No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether corresponding cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

  Treatment of Partnership Distributions

     Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partner, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "-- Limitations on Deductibility of Partnership Losses."

     A decrease in a Unitholder's Percentage Interest in the Partnership because of the issuance by the Partnership of additional Common Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's basis for the share of such Section 751 Assets deemed relinquished in the exchange.

  Ratio of Taxable Income to Distributions


     The Partnership estimates that a purchaser of Common Units in this offering who holds such Common Units from the date of the closing of this offering through December 31, 2000, will be allocated, on a cumulative basis, an amount of federal taxable income for such period that will be approximately 20% of the cash distributed with respect to that period. The Partnership further estimates that for taxable years after the taxable year ending December 31, 2000, the taxable income allocable to the Unitholders will constitute a significantly higher percentage of cash distributed to Unitholders. The foregoing estimates are based upon the assumption that gross income from operations will approximate the amount required to make the Minimum Quarterly Distribution with respect to all Units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond the control of the Partnership. Further, the estimates are based on current tax law and certain tax reporting positions that the Partnership intends to adopt and with which the IRS could disagree. Accordingly, no assurance can be given that the estimates will prove to be correct. The actual percentage could be higher or lower and any such differences could be material and could materially affect the value of the Common Units.


  Basis of Common Units

     A Unitholder's initial tax basis for his Common Units will be the amount he paid for the Common Units plus his share of the Partnership's nonrecourse liabilities. That basis will be increased by his share of Partnership income and by any increases in his share of Partnership nonrecourse liabilities. That basis will be decreased (but not below zero) by distributions from the Partnership, by the Unitholder's share of Partnership losses, by any decrease in his share of Partnership nonrecourse liabilities and by his share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized. A limited partner will have no share of Partnership debt which is recourse to the General Partner, but will have a share, generally based on his share of profits, of Partnership debt which is not recourse to any partner. See "-- Disposition of Common Units -- Recognition of Gain or Loss."

  Limitations on Deductibility of Partnership Losses

     The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% in the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Partnership nonrecourse liabilities, reduced by any amount of money the Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the basis of the Unitholder's Units increases or decreases (other than basic increases or decreases attributable to increases or decreases in his share of Partnership nonrecourse liabilities).

     The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

     A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded Partnership as investment income for purposes of the limitations on the deductibility of investment interest.

  Limitations on Interest Deductions

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

     In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partner and the Unitholders in accordance with their respective percentage interests in the Partnership. With respect to any taxable year, a class of Unitholders that receives more cash than another class, on a per Unit basis, will be allocated additional income equal to that excess. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated first, to the General Partner and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement), and second, to the General Partner.

     As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership by the General Partner ("Contributed

Property"). The effect of these allocations to a Unitholder will be essentially the same as if the tax basis of the Contributed Property were equal to their fair market value at the time of contribution. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change but instead a change in the character of the income allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

     Counsel is of the opinion that, with the exception of the allocation of recapture income discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of Partnership income, and investors should be aware that the allocations of recapture income in the Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

  Accounting Method and Taxable Year

     Common Units may be sold only to calendar year taxpayers. As a result, the Partnership will use the fiscal year ending December 31 as its taxable year. The Partnership will adopt the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the fiscal year of the Partnership ending within or with the taxable year of the Unitholder.

  Initial Tax Basis, Depreciation and Amortization

     The tax basis of the assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets will initially have an aggregate tax basis equal to the tax basis of the assets in the possession of the General partner immediately prior to the formation of the Partnership plus the amount of gain recognized by the General Partner as a result of the formation of the Partnership. The federal income tax burden associated with the difference between the fair market value of property contributed by the General Partner and the tax basis established for such property will be borne by the General Partner. See "-- Allocation of Partnership Income, Gain, Loss and Deduction."

     To the extent allowable, the Partnership may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Partnership. The Partnership will not be entitled to any amortization deductions with respect to goodwill conveyed to the Partnership on formation. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

     If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See "-- Allocation of Partnership Income, Gain, Loss and Deduction" and "-- Disposition of Common Units -- Recognition of Gain or Loss."


     Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. For example, under recently adopted regulations, the Underwriter's spread would be treated as a syndication cost.


  Section 754 Election

     The Partnership will make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election will generally permit the Partnership to adjust a Common Unit purchaser's basis in the Partnership's assets ("inside basis") pursuant to Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's basis in such assets ("Common Basis") and (2) his Section 743(b) adjustment to that basis.)

     Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, the legislative history of Section 197 indicates that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Basis in such properties. Pursuant to the Partnership Agreement, the Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Sections 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.168-2(n) or the legislative history of Section 197 of the Code. See
"-- Uniformity of Units."

     Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized book-tax disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation
Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the legislative history of
Section 197 of the Code. To the extent such Section 743(b) adjustment is attributable to appreciation in excess of the unamortized book-tax disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or
Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See
"-- Uniformity of Units."

     The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

     A Section 754 election is advantageous if the transferee's basis in his Units is higher than such Units' share of the aggregate basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's basis in such Units is lower than such Unit's share of the aggregate basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

  Alternative Minimum Tax

     Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction, or loss for purposes of the alternative minimum tax.

     A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and to 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

  Valuation of Partnership Property and Basis of Properties

     The federal income tax consequences of the ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax basis, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

  Treatment of Short Sales

     A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of Partnership interests.

DISPOSITION OF COMMON UNITS

  Recognition of Gain or Loss

     Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

     Prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

     Gain or loss recognized by a Unitholder (other than a "dealer" in Units) on the sale or exchange of a Unit held for more than one year will generally be taxable as long-term capital gain or loss. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "substantially appreciated inventory" owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Inventory is considered to be "substantially appreciated" if its value exceeds 120% of its adjusted basis to the Partnership. Ordinary income attributable to unrealized receivables, substantially appreciated inventory and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.


     The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership, because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly Counsel is unable to opine as to the effect such ruling will have on the Unitholders. In addition, under the financial product provisions of the Revenue Reconciliation Act of 1996, in the case of partnership interests in publicly traded partnerships which are substantially identical, the basis of such interests and any adjustments to basis, would be determined on an average basis and a taxpayer would be treated as selling such interests on a first-in, first-out basis. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling and subsequent legislation.


  Allocations Between Transferors and Transferees

     In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.


     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.

     A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

  Notification Requirements

     A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

  Constructive Termination


     The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A termination results in the closing of a Partnership's taxable year for all partners and the Partnership's assets are regarded as having been distributed to the partners and reconveyed to the Partnership, which is then treated as a new partnership. However, under new proposed regulations which are not yet effective, the Partnership will be deemed to have conveyed all its assets and liabilities to a newly formed partnership in exchange for all the interests in such partnership and then the Partnership will be deemed to have liquidated and to have distributed to its partners the interests in this newly formed partnership. A termination of the Partnership will cause a termination of the Operating Partnership and any Subsidiary Partnership. Such a termination could also result in penalties or loss of basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred. (Under the 1995 Proposed Legislation, termination of a large partnership, such as the Partnership would not occur by reason of the sale or exchange of interests in the partnership.)


     In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money deemed as a result of the termination to have been distributed to him exceeds the adjusted basis of his Units. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a constructive termination. A termination could also result in a deferral of Partnership deductions for depreciation. Finally, a termination might either accelerate the application of or subject the Partnership to any tax legislation enacted prior to the termination.

  Entity-Level Collections

     If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. Alternatively, the Partnership may elect to treat an amount paid on behalf of the General Partner and Unitholders as an expenditure of the Partnership if the amount paid on behalf of the General Partner is not substantially greater than 2% of the total amount paid. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

     Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) or the legislative history of
Section 197 and from the application of the "ceiling limitation" on the Partnership's ability to make allocations to eliminate book-tax disparities attributable to Contributed Properties and Partnership property that has been revalued and reflected in the partners capital accounts ("Adjusted Properties"). Any non-uniformity could have a negative impact on the value of the Units. See "-- Tax Treatment of Operations -- Section 754 Election."

     The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property or Adjusted Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, despite its inconsistency with Proposed Treasury Regulation
Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the legislative history of Section 197. See "-- Tax Treatment of Operations -- Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the

Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected.

  Tax-Exempt Organizations and Certain Other Investors

     Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a Partnership is required to pay a withholding tax on the portion of the Partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

     Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

     Under a ruling of the IRS a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

  Partnership Information Returns and Audit Procedures

     The Partnership intends to furnish to each Unitholder, within 90 days after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the

Unitholder's allocable share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units.

     The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the General Partner as the Tax Matters Partner of the Partnership.

     The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

     A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Under the 1995 Proposed Legislation, partners in electing large partnerships would be required to treat all Partnership items in a manner consistent with the Partnership return.

     Under the reporting provisions of the 1995 Proposed Legislation, each partner of an electing large partnership would take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and (11) any other items the Secretary of Treasury deems appropriate.

     The House version of the 1995 Proposed Legislation would also make a number of changes to the tax compliance and administrative rules relating to partnerships. One provision would require that each partner in a large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Under current law, adjustments relating to partnership items for a previous taxable year are taken into account by those persons who were partners in the previous taxable year. Alternatively, under the 1995 Proposed Legislation, a partnership could elect to or, in some circumstances, could be required to, directly pay the tax resulting from any such adjustments. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

     It cannot be predicted whether or in what form the 1995 Proposed Legislation, or other tax legislation that might affect Unitholders, will be enacted. However, if tax legislation is enacted which includes provisions similar to those discussed above, a Unitholder might experience a reduction in cash distributions.

  Nominee Reporting

     Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person,
(ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

  Registration as a Tax Shelter


     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership will not be subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the General Partner, as a principal organizer of the Partnership, will register the Partnership as a tax shelter with the IRS in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. The Partnership has applied for a tax shelter registration number with the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.


  Accuracy-Related Penalties

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS


     In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership will initially own property and conduct business in the following states which currently impose a personal income tax: Arizona, California, Colorado, Idaho, Michigan, Minnesota, Montana, New Mexico, North Carolina, Oregon and South Carolina. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See "-- Disposition of Common Units -- Entity-Level Collections." Based on current law and its estimate of future Partnership operations, the General Partner anticipates that any amounts required to be withheld will not be material.


     It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

     An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under
Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. See "Tax Considerations -- Uniformity of Units -- Tax-Exempt Organizations and Certain Other Investors." The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

     Section 406 of ERISA and Section 4975 of the Code (which also applies to Individual Retirement Accounts that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

     In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the General Partner also would be a fiduciary of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an "operating company" -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, Individual Retirement Accounts and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

     Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                                  UNDERWRITING

     The Underwriters, for whom Dean Witter Reynolds Inc., Oppenheimer & Co., Inc., A.G. Edwards & Sons, Inc. and Prudential Securities Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (a copy of which has been filed as an exhibit to the Registration Statement), to purchase from the Partnership the number of Common Units set forth opposite their respective names in the table below:


                                                                              NUMBER OF
                                     NAME                                    COMMON UNITS
    -----------------------------------------------------------------------  ------------
    Dean Witter Reynolds Inc. .............................................
    Oppenheimer & Co., Inc. ...............................................
    A.G. Edwards & Sons, Inc. .............................................
    Prudential Securities Incorporated ....................................
                                                                               ---------
              Total........................................................    4,025,000
                                                                               =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Units are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Common Units offered hereby (other than those covered by the over-allotment option described below) if any such Common Units are taken.

     The Underwriters propose to offer part of the Common Units directly to the public at the initial public offering price set forth on the cover page of this Prospectus and part of such Common Units to certain dealers at such price less a
concession not in excess of $          per Common Unit. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per Common Unit to certain other dealers. After the initial offering to the public, the public offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Partnership that the Underwriters do not expect to confirm sales to accounts over which they exercise discretionary authority without the prior written approval of the transaction by the customer.


     The Partnership has granted to the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase up to 603,750 additional Common Units at the price to public set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Units as the number of Common Units set forth opposite each Underwriter's name in the preceding table bears to the total number of Common Units listed in such table.


     The Partnership, the Operating Partnership and the General Partner have agreed not to sell, offer to sell, grant any option or warrant for the sale of, or otherwise dispose of or enter into any agreement to sell any Common Units or Subordinated Units, any securities that are convertible into or exercisable or exchangeable for or that represent the right to receive Common Units or Subordinated Units or any securities that are senior to or pari passu with Common Units (other than the issuance of Common Units pursuant to employee benefit plans described in this Prospectus), for a period of 180 days after the date of this Prospectus without the prior written consent of Dean Witter Reynolds Inc.

     Prior to this offering, there has not been any public market for the Common Units of the Partnership. Consequently, the initial public offering price of the Common Units included in this offering has been determined by negotiations between the General Partner and the Representatives. Among the factors considered in determining such price were the history of and prospects for the Partnership's business and the industry in which it competes, an assessment of the Partnership's management and the present state of the Partnership's development, the past and present revenues and earnings of the Partnership, the prospects for growth of the Partnership's revenues and earnings, the current state of the economy in the United States and the current level of economic activity in the industry in which the Partnership competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current market valuations of publicly traded companies which are comparable to the Partnership.


     The Common Units have been approved for listing on the NYSE, subject to official notice of issuance. In order to meet one of the requirements for listing the Common Units on the NYSE, the Underwriters will undertake to sell lots of 100 or more Common Units to a minimum of 2,000 beneficial holders.


     Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Article III, Section 34 of the NASD's Rules of Fair Practice. Investor suitability of the Common Units should be judged similarly to the suitability of other securities that are listed for trading on a national securities exchange.


     Certain of the current Directors of Heritage have advised the Representatives that they intend to purchase up to 100,000 Common Units at the initial public offering price.


     Prudential Securities Incorporated, Dean Witter Reynolds Inc. and Oppenheimer & Co., Inc. are acting as placement agents in connection with the private placement of the Notes for which they will receive customary compensation. Dean Witter Reynolds Inc. and Oppenheimer & Co., Inc. have rendered financial advisory services to Heritage for which they will receive customary compensation.


     Prudential, an affiliate of Prudential Securities Incorporated, owns 441,419 shares of Heritage's Class B Common Stock and 3,182 shares of Heritage's Redeemable Preferred Stock, which shares will be repurchased pursuant to the Equity Repurchase. In addition, Heritage has outstanding indebtedness of approximately $112 million in principal amount to Prudential, all of which will be repaid in connection with the Transactions. See "The Transactions."


     The provisions of Article III, Sections 44(c)(7) and (8) of the NASD's Rules of Fair Practice apply to this offering because, in connection with the Equity Repurchase and the repayment of Heritage's indebtedness to Prudential, more than 10% of the net proceeds of this offering will be paid to, and shares of Heritage's Redeemable Preferred Stock will be repurchased from, Prudential, which is an affiliate of Prudential Securities Incorporated. Such provisions require, among other things, that the initial public offering price be no higher than that recommended by a "qualified independent underwriter," who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of "due diligence" with respect thereto. Dean Witter Reynolds Inc. is acting as a qualified independent underwriter in this offering and the initial public offering price of the Common Units will be no higher than the price recommended by Dean Witter Reynolds Inc., which price will be determined based on the factors discussed above.

     The Partnership, the Operating Partnership and the General Partner have agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                          VALIDITY OF THE COMMON UNITS

     The validity of the Common Units will be passed upon for the Partnership by Andrews & Kurth L.L.P., New York, New York. Certain legal matters in connection with the Common Units offered hereby are being passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements of Heritage Holdings, Inc. and Heritage Propane Partners, L.P. included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements included in this Prospectus and elsewhere in the Registration Statement for Carolane Propane Gas, Inc., to the extent and for the periods indicated in their report, have been audited by Turlington and Company, L.L.P., independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving such report.


     The audited financial statements included in this Prospectus and elsewhere in the Registration Statement for Kingston Propane, Inc., to the extent and for the periods indicated in the report, have been audited by David R. Gargano, CPA, P.C., independent public accountant, and are included herein in reliance upon the authority of said firm as experts in giving such report.


                             AVAILABLE INFORMATION

     The Partnership has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Form S-1 Registration Statement under the Securities Act, for the registration of the securities to be offered by this Prospectus. Certain of the information contained in the Registration Statement is omitted from this Prospectus, and reference is hereby made to the Registration Statement and exhibits relating thereto for further information concerning the Partnership and the General Partner and the securities to which this Prospectus relates. Statements contained herein concerning the provisions of any document are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.


     The Registration Statement and the exhibits thereto are available for inspection in the principal office of the Commission in Washington, D.C. or on the Internet at http:()(w)ww.sec.gov and photostatic copies of such material may be obtained from the Commission upon payment of the fees prescribed by the Commission.


ENGAGEMENT OF ARTHUR ANDERSEN LLP


     In July 1994, the Board of Directors of Heritage decided to retain Arthur Andersen LLP as its independent public accountants and discontinued the services of Heritage's former auditors. The former auditors' reports, which have subsequently been withdrawn, on Heritage's financial statements for each of the three years in the period ended August 31, 1993 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the discontinuance or with respect to Heritage's financial statements for fiscal years ended August 31, 1991, 1992 and 1993 which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Arthur Andersen LLP, Heritage had not consulted with Arthur Andersen LLP regarding accounting principles.

                        HERITAGE PROPANE PARTNERS, L.P.

                         INDEX TO FINANCIAL STATEMENTS


Pro Forma Financial Statements
  Heritage Propane Partners, L.P. Unaudited Pro Forma Consolidated
     Financial Statements:
       Introduction...................................................................  F-2
       Unaudited Pro Forma Consolidated Balance Sheet -- February 29, 1996............  F-3
       Unaudited Pro Forma Consolidated Statement of Operations -- Six Months Ended
        February 29, 1996.............................................................  F-4
       Unaudited Pro Forma Consolidated Statement of Operations -- Year Ended August
        31,
          1995........................................................................  F-5
       Notes to Unaudited Pro Forma Consolidated Financial Statements.................  F-6
Historical Financial Statements:
  Heritage Propane Partners, L.P.:
     Report of Independent Public Accountants.........................................  F-8
     Balance Sheet -- April 24, 1996..................................................  F-9
     Note to Balance Sheet............................................................  F-9
  Heritage Holdings, Inc. and Subsidiaries:
     Report of Independent Public Accountants.........................................  F-10
     Consolidated Balance Sheets -- February 29, 1996 (unaudited) and August 31, 1995 and 1994.......................................................................  F-11
     Consolidated Statements of Operations -- Six Months Ended February 29, 1996
      (unaudited) and February 28, 1995 (unaudited) and Years Ended August 31, 1995,
      1994 and 1993...................................................................  F-12
     Consolidated Statements of Stockholders' Deficit -- Six Months Ended February 29,
      1996 (unaudited) and Years Ended August 31, 1995, 1994 and 1993.................  F-13
     Consolidated Statements of Cash Flows -- Six Months Ended February 29, 1996
      (unaudited) and February 28, 1995 (unaudited) and Years Ended August 31, 1995,
      1994 and 1993...................................................................  F-14
     Notes to Consolidated Financial Statements.......................................  F-15
  Carolane Propane Gas, Inc.:
     Independent Auditors' Report.....................................................  F-25
     Balance Sheets -- October 31, 1994 and May 31, 1994 and 1993.....................  F-26
     Stockholders' Equity -- Five Months Ended October 31, 1994 and Years Ended May
      31, 1994 and 1993...............................................................  F-27
     Statements of Income -- Five Months Ended October 31, 1994 and Years Ended May
      31, 1994 and 1993...............................................................  F-28
     Statements of Cash Flows-- Five Months Ended October 31, 1994 and Years Ended May
      31, 1994 and 1993...............................................................  F-29
     Notes to Financial Statements....................................................  F-30
  Kingston Propane, Inc.
     Independent Auditors' Report.....................................................  F-35
     Balance Sheets -- September 30, 1995 and 1994....................................  F-36
     Statements of Income -- Years Ended September 30, 1995 and 1994..................  F-37
     Statements of Retained Earnings -- Years Ended September 30, 1995 and 1994.......  F-38
     Statements of Cash Flows -- Years Ended September 30, 1995 and 1994..............  F-39
     Notes to Financial Statements....................................................  F-40

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The unaudited pro forma consolidated financial statements are based upon the historical financial position and results of operations of Heritage Holdings, Inc. and subsidiaries (the "Company"). The propane business of the Company will be owned and operated by a newly formed limited partnership (the "Partnership") and through a separate Operating Partnership (the "Operating Partnership"). Unless the context otherwise requires, references herein to the Partnership include the Partnership and the Operating Partnership.


     Concurrently with the closing of this offering, the Company will issue $120,000,000 principal amount of senior notes (the "Notes") to certain institutional investors in a private placement. The Company will then convey substantially all of its assets (other than approximately $80,149,000 in proceeds from issuance of the Notes) to the Operating Partnership in exchange for a general partner interest and all the limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all of the liabilities of Heritage (including the Notes, but excluding certain notes payable pursuant to noncompete agreements entered into in connection with prior acquisitions). Immediately thereafter, the Company will convey all of its limited partner interests in the Operating Partnership to the Partnership in exchange for 3,702,943 Subordinated Units and a general partner interest in the Partnership (including the right to receive incentive distributions). As a result, the General Partner will own an aggregate 47.0% limited partner interest (approximately 43.6% if the Underwriters' over-allotment option is exercised in full), and an aggregate 2% general partner interest, in the Partnership and the Operating Partnership.


     In addition to the above, a number of other transactions are expected to take place at the closing of the offering as described elsewhere in the Prospectus and in the Notes to the Unaudited Pro Forma Financial Statements.

     The following unaudited pro forma financial statements are presented as if
(i) the businesses acquired in fiscal 1995 and during the six months ended February 29, 1996, and businesses to be acquired after February 29, 1996 and
(ii) the transactions to be effected at the closing of this offering (assuming that the Underwriters' over-allotment option is not exercised) had taken place on February 29, 1996, in the case of the unaudited pro forma consolidated balance sheet, or as of September 1, 1994, in the case of the unaudited pro forma consolidated statements of operations for the year ended August 31, 1995 and for the six months ended February 29, 1996.

     The pro forma adjustments are based upon currently available information and certain estimates and assumptions, and therefore, the actual adjustments may differ from the unaudited pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the unaudited pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements do not purport to present the financial position or results of operations of the Partnership had the transactions described above actually been completed as of the dates indicated. In addition, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of future operations of the Partnership and should be read in conjunction with the audited historical financial statements of Heritage Holdings, Inc. and the notes thereto appearing elsewhere in this Prospectus.

                        HERITAGE PROPANE PARTNERS, L.P.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               FEBRUARY 29, 1996

                  (IN THOUSANDS, EXCEPT PER UNIT INFORMATION)


                                     ASSETS


                                                       PRO FORMA
                                                      ADJUSTMENTS
                                                        FOR THE                                         PRO FORMA
                                      HERITAGE       TRANSACTIONS        PRO FORMA                   ADJUSTMENTS FOR   PRO FORMA
                                   HOLDINGS, INC.   AND BUSINESSES        FOR THE    BUSINESSES TO    BUSINESSES TO    FINANCIAL
                                     HISTORICAL        ACQUIRED          OFFERING     BE ACQUIRED      BE ACQUIRED     STATEMENTS
                                   --------------   ---------------      ---------   -------------   ---------------   ----------
                                                                                       (NOTE A)
CURRENT ASSETS:
  Cash and cash equivalents......     $  2,010         $  74,834(B)      $  1,000       $ 1,770          $(1,770)(C)    $  1,000
                                                         118,300(D)
                                                        (122,885)(E)
                                                           8,406(F)
                                                         (63,357)(G)
                                                          (8,083)(H)
                                                          (7,725)(C)
                                                            (500)(I)
  Accounts receivable, net.......       23,362                --           23,362           335               --          23,697
  Inventories....................        6,409                --            6,409           335               --           6,744
  Prepaid expenses...............        1,396                --            1,396            --               --           1,396
  Deferred income taxes..........          984              (984)(J)           --            --               --              --
                                      --------         ---------         --------       -------          -------        --------
        Total current assets.....       34,161            (1,994)          32,167         2,440           (1,770)         32,837
PROPERTY, PLANT AND EQUIPMENT,
  net............................      101,881                --          101,881         6,697               --         108,578
INVESTMENT IN AFFILIATE..........        5,115                --            5,115            --               --           5,115
INTANGIBLES AND OTHER ASSETS,
  net............................       39,619             1,700(D)        40,691         1,950               --          42,641
                                                            (978)(E)
                                                             350(F)
                                      --------         ---------         --------       -------          -------        --------
        Total assets.............     $180,776         $    (922)        $179,854       $11,087          $(1,770)       $189,171
                                      ========         =========         ========       =======          =======        ========
LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES:
  Working capital facilities.....     $ 10,075         $ (10,075)(E)     $  8,756       $    --          $    --        $  8,756
                                                           8,756(F)
  Accounts payable...............       15,190                --           15,190         1,542               --          16,732
  Accrued and other current
    liabilities..................        5,791              (310)(E)        5,481            --               --           5,481
  Current maturities of long-term
    debt.........................      111,291          (109,000)(E)          148           620             (620)(C)         148
                                                          (2,143)(C)
                                      --------         ---------         --------       -------          -------        --------
        Total current
          liabilities............      142,347          (112,772)          29,575         2,162             (620)         31,117
LONG-TERM DEBT...................        6,301           120,000(D)       120,719         8,925(K)        (1,150)(C)     128,494
                                                          (5,582)(C)
DEFERRED INCOME TAXES............       22,309           (22,309)(J)           --            --               --              --
                                      --------         ---------         --------       -------          -------        --------
        Total liabilities........      170,957           (20,663)         150,294        11,087           (1,770)        159,611
                                      --------         ---------         --------       -------          -------        --------
5% CUMULATIVE REDEEMABLE
  PREFERRED STOCK................       12,645           (12,645)(G)           --            --               --              --
                                      --------         ---------         --------       -------          -------        --------
STOCKHOLDERS' DEFICIT............       (2,826)           74,834(B)            --            --               --              --
                                                          (4,478)(E)
                                                         (50,712)(G)
                                                          (8,083)(H)
                                                          21,325(J)
                                                         (29,560)(L)
                                                            (500)(I)
PARTNERS' CAPITAL:
  Common unitholders(1)..........           --            15,076(L)        15,076            --               --          15,076
  Subordinated unitholder(2).....           --            13,893(L)        13,893            --               --          13,893
  General partner................           --               591(L)           591            --               --             591
                                      --------         ---------         --------       -------          -------        --------
        Total partners'
          capital................       (2,826)           32,386           29,560            --               --          29,560
                                      --------         ---------         --------       -------          -------        --------
        Total liabilities and
          partners' capital......     $180,776         $    (922)        $179,854       $11,087          $(1,770)       $189,171
                                      ========         =========         ========       =======          =======        ========


- ---------------


(1) $3.75 per Unit on a pro forma basis.



(2) $3.75 per Unit on a pro forma basis.


                        See notes to unaudited pro forma
                       consolidated financial statements.

                        HERITAGE PROPANE PARTNERS, L.P.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED FEBRUARY 29, 1996
                                 (IN THOUSANDS)


                                                            PRO FORMA         PRO FORMA                 PRO FORMA
                                                           ADJUSTMENTS           FOR                   ADJUSTMENTS
                                                             FOR THE          BUSINESSES                   FOR
                               HERITAGE                    TRANSACTIONS       ACQUIRED    BUSINESSES   BUSINESSES       PRO FORMA
                            HOLDINGS, INC.   BUSINESSES   AND BUSINESSES       AND THE      TO BE         TO BE         FINANCIAL
                              HISTORICAL      ACQUIRED       ACQUIRED         OFFERING     ACQUIRED     ACQUIRED        STATEMENTS
                            --------------   ----------   --------------      ---------   ----------   -----------      ---------
                                                                                          (NOTE A)
REVENUES:
  Retail..................     $ 65,929         $ 29         $     --         $ 65,958      $3,184        $  --         $ 69,142
  Wholesale...............       28,031           --               --           28,031          --           --           28,031
  Other...................        9,093           --               --            9,093          --           --            9,093
                               --------         ----          -------         --------      ------        -----         --------
        Total revenues....      103,053           29               --          103,082       3,184           --          106,266
                               --------         ----          -------         --------      ------        -----         --------
COSTS AND EXPENSES:
  Cost of products sold...       63,811           14               --           63,825       1,850           --           65,675
  Depreciation and
    amortization..........        4,596            8               --            4,604         191           --            4,795
  Selling, general and
    administrative........        1,369            2              250(M)         1,621          70           --            1,691
  Operating expenses......       19,399            3              (10)(N)       19,392         837         (284)(N)       19,945
                               --------         ----          -------         --------      ------        -----         --------
        Total operating
          expenses........       89,175           27              240           89,442       2,948         (284)          92,106
                               --------         ----          -------         --------      ------        -----         --------
OPERATING INCOME (LOSS)...       13,878            2             (240)          13,640         236          284           14,160
GAIN ON DISPOSAL OF
  ASSETS..................          115           --               --              115          --           --              115
EQUITY IN EARNINGS OF
  INVESTEES...............          368           20               --              388          --           --              388
OTHER INCOME..............          177           --               --              177          --           --              177
INTEREST EXPENSE..........        6,779           62           (1,068)(O)        5,773         259         (111)(O)        5,921
                               --------         ----          -------         --------      ------        -----         --------
INCOME (LOSS) BEFORE
  PROVISION FOR INCOME
  TAXES...................        7,759          (40)             828            8,547         (23)         395            8,919
PROVISION FOR INCOME
  TAXES...................        3,541           --           (3,516)(P)           25          --           --               25
                               --------         ----          -------         --------      ------        -----         --------
NET INCOME (LOSS).........     $  4,218         $(40)        $  4,344         $  8,522      $  (23)       $ 395         $  8,894
                               ========         ====          =======         ========      ======        =====         ========
NET INCOME PER UNIT(1)....                                                                                              $   1.13
                                                                                                                        ========


- ---------------


(1) Determined by dividing net income by the total number of Units (4,025,000 Common Units, 3,702,943 Subordinated Units and the 2% General Partner interest having a dilutive effect equivalent to 157,713 Units) to be outstanding after the offering made hereby.


                        See notes to unaudited pro forma
                       consolidated financial statements.

                        HERITAGE PROPANE PARTNERS, L.P.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                       FOR THE YEAR ENDED AUGUST 31, 1995
                                 (IN THOUSANDS)


                                                    PRO FORMA
                                                   ADJUSTMENTS
                                                     FOR THE
                                                   TRANSACTIONS    PRO FORMA FOR                      PRO FORMA
                        HERITAGE                       AND          BUSINESSES                     ADJUSTMENTS FOR      PRO FORMA
                     HOLDINGS, INC.   BUSINESSES   BUSINESSES      ACQUIRED AND    BUSINESSES TO   BUSINESSES TO BE     FINANCIAL
                       HISTORICAL      ACQUIRED     ACQUIRED       THE OFFERING     BE ACQUIRED        ACQUIRED         STATEMENTS
                     --------------   ----------   -----------     -------------   -------------   ----------------     ---------
                                                                                     (NOTE A)
REVENUES:
  Retail...........     $ 86,142        $5,123       $    --         $  91,265        $ 5,779           $   --          $ 97,044
  Wholesale........       31,114            --            --            31,114             --               --            31,114
  Other............       14,252            --            --            14,252             --               --            14,252
                        --------        ------        ------          --------         ------            -----             -----
        Total
        revenues...      131,508         5,123            --           136,631          5,779               --           142,410
                        --------        ------        ------          --------         ------            -----             -----
COST AND EXPENSES:
  Cost of products
    sold...........       75,667         2,408            --            78,075          2,815               --            80,890
  Depreciation and
    amortization...        8,896           479            --             9,375            396               --             9,771
  Selling, general
    and
  administrative...        2,903           181           500(M)          3,584            190               --             3,774
  Operating
    expenses.......       31,367         1,572          (440)(N)        32,499          2,051             (583)(N)        33,967
                        --------        ------        ------          --------         ------            -----             -----
        Total costs
          and
        expenses...      118,833         4,640            60           123,533          5,452             (583)          128,402
                        --------        ------        ------          --------         ------            -----             -----
OPERATING INCOME
  (LOSS)...........       12,675           483           (60)           13,098            327              583            14,008
GAIN ON DISPOSAL OF
  ASSETS...........          215            --            --               215             --               --               215
EQUITY IN EARNINGS
  OF INVESTEES.....           37           232            --               269             --               --               269
OTHER INCOME
  (EXPENSE)........         (271)           13            --              (258)            33               --              (225 )
INTEREST EXPENSE...       12,201         1,238        (2,420)(O)        11,019            603             (283)(O)        11,339
                        --------        ------        ------          --------         ------            -----             -----
INCOME (LOSS)
  BEFORE PROVISION
  FOR INCOME
  TAXES............          455          (510)        2,360             2,305           (243)             866             2,928
PROVISION FOR
  INCOME
  TAXES............          666            --          (616)(P)            50             --               --                50
                        --------        ------        ------          --------         ------            -----             -----
NET INCOME
  (LOSS)...........     $   (211)       $ (510)      $ 2,976         $   2,255        $  (243)          $  866          $  2,878
                        ========        ======        ======          ========         ======            =====             =====
NET INCOME PER
  UNIT(1)..........                                                                                                     $    .37
                                                                                                                           =====


- ---------------


(1) Determined by dividing net income by the total number of Units (4,025,000 Common Units, 3,702,943 Subordinated Units and the 2% General Partner interest having a dilutive effect equivalent to 157,713 Units) to be outstanding after the offering made hereby.


                        See notes to unaudited pro forma
                       consolidated financial statements.

                        HERITAGE PROPANE PARTNERS, L.P.

                          NOTES TO UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL STATEMENTS
       SIX MONTHS ENDED FEBRUARY 29, 1996 AND YEAR ENDED AUGUST 31, 1995
           (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER UNIT INFORMATION)

     (A) Reflects the acquisition of businesses to be acquired subsequent to February 29, 1996 as if such acquisitions took place as of February 29, 1996 in the case of the unaudited pro forma balance sheet and as of September 1, 1994 in the case of the unaudited pro forma statements of operations for the year ended August 31, 1995 and the six months ended February 29, 1996. All assets acquired and liabilities assumed in the acquisitions have been reflected at fair market value.


     (B) Reflects the net proceeds to the Partnership of approximately $74,834 from the issuance and sale of 4,025,000 Common Units at an assumed offering price of $20.50 per Common Unit, net of the Underwriters' discounts and commissions (estimated to be $5,776) and offering expenses (estimated to be $1,900).


     (C) Reflects assumed borrowings under the Acquisition Facility to fund acquisitions of businesses to be acquired and retention by the General Partner of notes payable issued pursuant to noncompete agreements and retention of a corresponding amount of cash.

     (D) Reflects the net proceeds to the Company of approximately $118,300 from the issuance by the Company of the Notes, net of the placement agent fees (estimated to be $1,350) and offering expenses (estimated to be $350), which Notes will be assumed by the Partnership concurrently with the offering made hereby.

     (E) Reflects the retirement of $109,000 in aggregate principal amount of indebtedness to Prudential under the Existing Acquisition Facility, the Senior Reset Notes and the Subordinated Reset Notes, a $10,075 balance under the existing working capital facilities and the related accrued interest of $310 from the net proceeds from the sale by the Partnership of the Common Units and the sale by the Company of the Notes. The early extinguishment of the Senior Reset Notes and the Subordinated Reset Notes results in an extraordinary loss of approximately $4,478, resulting from prepayment premiums of $3,500 and the write-off of unamortized financing costs of $978.


     (F) Reflects assumed borrowings under the Working Capital Facility to fund acquisitions and to pay financing costs of $350.


     (G) Reflects application of proceeds from issuance of the Notes to effect the Equity Repurchase.

     (H) Reflects retention by the General Partner of cash to satisfy certain net worth requirements of federal tax laws.

     (I)Reflects the payment of taxes related to the transfer of assets from the Company to the Partnership ($500).

     (J) Reflects the elimination of the deferred tax assets and liabilities of Heritage as income taxes will be borne by the partners and not the Partnership except for income taxes applicable to operations to be conducted by the Partnership's wholly owned corporate subsidiary.

     (K) Includes $7,775 of acquisition indebtedness in addition to $1,150 of long-term debt relating to notes payable pursuant to noncompete agreements.

     (L) Reflects the allocation of the Partnership equity resulting from the completion of the transactions associated with the closing of this offering, using the following relative partnership interests: (1) effective general partner interest in the Partnership equal to 2% of total partners' capital; (2) Common Units equal to an approximate 51% limited partner interest; and (3) Subordinated Units equal to an approximate 47% limited partner interest.

                        HERITAGE PROPANE PARTNERS, L.P.

                          NOTES TO UNAUDITED PRO FORMA
                CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (M) Reflects estimated incremental general and administrative costs (e.g. costs of tax return preparation and annual and quarterly reports to Unitholders, investor relations and registrar and transfer agent fees) associated with the Partnership at an annual rate of $500.


     (N) Reflects reduction in operating costs expected to result from the acquisitions, consisting primarily of salary and benefit expenses related to former owners and/or other family members not retained after acquisition and reductions in certain insurance expense to reflect the Company's insurance cost structure.


     (O) Reflects the adjustment to interest expense resulting from the transactions described in (C), (D), (E) and (F) above, reconciled as follows:


                                                                               SIX MONTHS
                                                               YEAR ENDED        ENDED
                                                               AUGUST 31,     FEBRUARY 29,
                                                                  1995            1996
                                                               ----------     ------------
        Historical interest expense attributable to debt
          retired or to be assumed by the general partner:
          Interest expense on Senior and Subordinated Reset
             Notes...........................................   $  5,132         $2,589
          Interest expense on Existing Acquisition
             Facility........................................      5,669          3,178
          Interest expense on working capital facilities.....        335            449
          Interest expense on other indebtedness (i).........        857            459
          Amortization of deferred financing costs...........        208            104
                                                                 -------         ------
                                                                  12,201          6,779
                                                                 -------         ------
        Pro forma interest expense on acquired businesses
          (ii)...............................................      1,841            321
                                                                 -------         ------
        Pro forma interest expense applicable to the
          Partnership:
          Interest expense at 8.55% per annum on the Notes...     10,260          5,130
          Interest expense assuming 7.05% per annum on
             Working Capital Facility including amounts
             applicable to acquired businesses...............        718            573
          Interest on other indebtedness.....................         81             78
          Amortization of deferred financing costs...........        280            140
                                                                 -------         ------
                                                                  11,339          5,921
                                                                 -------         ------
                  Pro forma adjustment to interest expense...   $  2,703         $1,179
                                                                 =======         ======


     --------------------


          (i) Includes interest on agreements not to compete of $776 and $381 for the year ended August 31, 1995 and for the six months ended February 29, 1996, respectively.


          (ii) Includes interest on agreements not to compete of $118 and $28 for the year ended August 31, 1995 and for the six months ended February 29, 1996, respectively.

     (P) Reflects the elimination of the provision for current and deferred income taxes of $666 and $3,541 for the year ended August 31, 1995 and for the six months ended February 29, 1996, respectively, as income taxes will be borne by the partners and not at the partnership level except for income taxes applicable to operations to be conducted by the Partnership's wholly owned corporate subsidiary. Additionally, reflects the provision for income taxes of $50 and $25 for the year ended August 31, 1995 and for the six months ended February 29, 1996, respectively, related to operations expected to be conducted through corporate subsidiaries.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Heritage Propane Partners, L.P.:

     We have audited the accompanying balance sheet of Heritage Propane Partners, L.P., as of April 24, 1996. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Heritage Propane Partners, L.P. as of April 24, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
  April 24, 1996

                        HERITAGE PROPANE PARTNERS, L.P.

                                 BALANCE SHEET
                                 APRIL 24, 1996

                                     ASSETS

  Cash.............................................................................   $1,000
                                                                                      ------
          Total Assets.............................................................   $1,000
                                                                                      ======
                                     PARTNERS' CAPITAL:
  General Partner..................................................................   $   10
  Limited Partner..................................................................      990
                                                                                      ------
          Total Partners' Capital..................................................   $1,000
                                                                                      ======

                             NOTE TO BALANCE SHEET
                                 APRIL 24, 1996

     Heritage Propane Partners, L.P. (the Partnership) was formed April 17, 1996 as a Delaware limited partnership. The Partnership was formed to acquire, own and operate substantially all of the assets of Heritage Holdings, Inc. through Heritage Operating, L.P. (the Operating Partnership) in which the Partnership will hold a 98.9899% limited partner interest and Heritage Holdings, Inc. holds a 1.0101% general partner interest. Heritage Holdings, Inc. will convey substantially all of its assets (other than approximately $81.8 million in proceeds from issuance of senior notes) to the Operating Partnership and substantially all of the liabilities associated with such assets. The Partnership has not commenced operations. The Partnership intends to offer Common Units, representing limited partner interests in the Partnership, to the public and to concurrently issue Subordinated Units, representing additional limited partner interests in the Partnership, to the general partner of the Partnership, Heritage Holdings, Inc., as well as a 2 percent general partner interest in the Partnership and the Operating Partnership, on a combined basis.

     Heritage Holdings, Inc., as general partner, contributed $10 and the organizational limited partner contributed $990 to the Partnership on April 23, 1996. There have been no other transactions involving the Partnership as of April 24, 1996.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Heritage Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Heritage Holdings, Inc. (a Delaware corporation) and subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Holdings, Inc. and subsidiaries as of August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
  March 28, 1996 (except with
  respect to the matter discussed
  in Note 9, as to which the date
  is April 24, 1996).

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                   AUGUST 31,
                                                                              --------------------
                                                                                1995        1994
                                                              FEBRUARY 29,    --------    --------
                                                                  1996
                                                              ------------
                                                              (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.................................    $  2,010      $  1,237    $  1,066
  Accounts receivable, net..................................      23,362         8,085       6,282
  Inventories...............................................       6,409        10,131       7,911
  Prepaid expenses..........................................       1,396           835         946
  Deferred income taxes.....................................         984         1,005         929
                                                                --------      --------    --------
          Total current assets..............................      34,161        21,293      17,134
PROPERTY, PLANT AND EQUIPMENT, net..........................     101,881       100,104      71,955
INVESTMENT IN AFFILIATES....................................       5,115           991          --
INTANGIBLES AND OTHER ASSETS, net...........................      39,619        41,035      29,241
                                                                --------      --------    --------
          Total assets......................................    $180,776      $163,423    $118,330
                                                                ========      ========    ========
                              LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
  Working capital facilities................................    $ 10,075      $  7,000    $  6,975
  Accounts payable..........................................      15,190         8,550       6,741
  Accrued and other current liabilities.....................       5,791         5,470       3,784
  Current maturities of long-term debt......................     111,291        14,805       2,146
                                                                --------      --------    --------
          Total current liabilities.........................     142,347        35,825      19,646
LONG-TERM DEBT..............................................       6,301       103,412      81,373
DEFERRED INCOME TAXES.......................................      22,309        18,824      11,875
                                                                --------      --------    --------
          Total liabilities.................................     170,957       158,061     112,894
                                                                --------      --------    --------
COMMITMENTS AND CONTINGENCIES
5% CUMULATIVE REDEEMABLE PREFERRED STOCK,
  $.01 par value, 19,262 shares authorized, 9,487 issued....      12,645        12,337      11,737
                                                                --------      --------    --------
STOCKHOLDERS' DEFICIT, per accompanying statements:
  Class A common stock, $.01 par value, 2,648,517 shares
     authorized, 1,288,105, 1,284,105 and 1,282,105 shares
     issued at February 29, 1996, August 31, 1995 and 1994,
     respectively...........................................          13            13          13
  Class B common stock, $.01 par value, 441,419 shares
     authorized, 357,500 issued.............................           3             3           3
  Additional paid-in capital................................       4,279         4,040       3,903
  Accumulated deficit.......................................      (7,121)      (11,031)    (10,220)
                                                                --------      --------    --------
          Total stockholders' deficit.......................      (2,826)       (6,975)     (6,301)
                                                                --------      --------    --------
          Total liabilities and stockholders' deficit.......    $180,776      $163,423    $118,330
                                                                ========      ========    ========

                  The accompanying notes are an integral part
                     of these consolidated balance sheets.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)



                                          FOR THE SIX MONTHS ENDED
                                        ----------------------------     FOR THE YEAR ENDED AUGUST 31,
                                        FEBRUARY 29,    FEBRUARY 28,    --------------------------------
                                            1996            1995          1995        1994        1993
                                        ------------    ------------    --------    --------    --------
                                        (UNAUDITED)     (UNAUDITED)
REVENUES:
  Retail..............................    $ 65,929        $ 53,880      $ 86,142    $ 72,202    $ 68,573
  Wholesale...........................      28,031          14,981        31,114      19,183      20,715
  Other...............................       9,093           8,019        14,252      12,586      13,003
                                          --------         -------      --------    --------    --------
          Total revenues..............     103,053          76,880       131,508     103,971     102,291
                                          --------         -------      --------    --------    --------
COSTS AND EXPENSES:
  Cost of products sold...............      63,811          42,646        75,667      55,370      56,695
  Depreciation and amortization.......       4,596           4,505         8,896       8,711       8,288
  Selling, general and
     administrative...................       1,369           1,453         2,903       2,562       2,396
  Operating expenses..................      19,399          16,140        31,367      27,423      26,243
                                          --------         -------      --------    --------    --------
          Total costs and expenses....      89,175          64,744       118,833      94,066      93,622
                                          --------         -------      --------    --------    --------
OPERATING INCOME......................      13,878          12,136        12,675       9,905       8,669
GAIN ON DISPOSAL OF ASSETS............         115             197           215         169          15
EQUITY IN EARNINGS OF INVESTEES.......         368             105            37          --          --
OTHER INCOME (EXPENSE)................         177             268          (271)       (330)       (502)
INTEREST EXPENSE......................       6,779           5,658        12,201       8,761       8,786
                                          --------         -------      --------    --------    --------
INCOME (LOSS) BEFORE PROVISION FOR
  INCOME TAXES........................       7,759           7,048           455         983        (604)
PROVISION FOR INCOME TAXES............       3,541           2,869           666         668         117
                                          --------         -------      --------    --------    --------
NET INCOME (LOSS).....................    $  4,218        $  4,179      $   (211)   $    315    $   (721)
                                          ========         =======      ========    ========    ========
NET INCOME (LOSS).....................    $  4,218        $  4,179      $   (211)   $    315    $   (721)
PREFERRED STOCK DIVIDENDS.............         308             295           600         570         540
                                          --------         -------      --------    --------    --------
INCOME (LOSS) APPLICABLE TO COMMON
  STOCK...............................    $  3,910        $  3,884      $   (811)   $   (255)   $ (1,261)
                                          ========         =======      ========    ========    ========
EARNINGS (LOSS) PER COMMON AND COMMON
  EQUIVALENT SHARE....................    $   2.15        $   2.18      $   (.49)   $   (.16)   $   (.82)
                                          ========         =======      ========    ========    ========
WEIGHTED AVERAGE SHARES OUTSTANDING
  AND COMMON SHARE EQUIVALENTS........       1,815           1,782         1,642       1,633       1,534
                                          ========         =======      ========    ========    ========


                  The accompanying notes are an integral part of these consolidated financial statements.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                           CLASS A COMMON         CLASS B COMMON
                                           STOCK (VOTING)        STOCK (NONVOTING)
                                         -------------------    -------------------    ADDITIONAL                       TOTAL
                                         NUMBER OF              NUMBER OF               PAID-IN      ACCUMULATED    STOCKHOLDERS'
                                          SHARES      AMOUNT     SHARES      AMOUNT     CAPITAL        DEFICIT         DEFICIT
                                         ---------    ------    ---------    ------    ----------    -----------    -------------
BALANCE, AUGUST 31, 1992 (Note 6)......  1,167,105     $ 12      357,500       $3        $3,536       $  (8,704)       $(5,153)
  Issuance of common stock.............    13,400        --           --       --           142              --            142
  Stock issuance cost..................        --        --           --       --           (20)             --            (20)
  Compensatory appreciation in stock
    warrants...........................        --        --           --       --            60              --             60
  5% preferred stock dividend..........        --        --           --       --            --            (540)          (540)
  Net loss.............................        --        --           --       --            --            (721)          (721)
                                                                               --
                                         ---------      ---      -------                 ------         -------        -------
BALANCE, AUGUST 31, 1993...............  1,180,505       12      357,500        3         3,718          (9,965)        (6,232)
  Issuance of common stock.............   101,600         1           --       --           125              --            126
  Compensatory appreciation in stock
    warrants...........................        --        --           --       --            60              --             60
  5% preferred stock dividend..........        --        --           --       --            --            (570)          (570)
  Net income...........................        --        --           --       --            --             315            315
                                                                               --
                                         ---------      ---      -------                 ------         -------        -------
BALANCE, AUGUST 31, 1994...............  1,282,105       13      357,500        3         3,903         (10,220)        (6,301)
  Issuance of common stock.............     3,000        --           --       --            93              --             93
  Repurchase of common stock...........    (1,000 )      --           --       --           (16)             --            (16)
  Compensatory appreciation in stock
    warrants...........................        --        --           --       --            60              --             60
  5% preferred stock dividend..........        --        --           --       --            --            (600)          (600)
  Net loss.............................        --        --           --       --            --            (211)          (211)
                                                                               --
                                         ---------      ---      -------                 ------         -------        -------
BALANCE, AUGUST 31, 1995...............  1,284,105       13      357,500        3         4,040         (11,031)        (6,975)
  Issuance of common stock
    (unaudited)........................     6,000        --           --       --           207              --            207
  Repurchase of common stock
    (unaudited)........................    (2,000 )      --           --       --           (48)             --            (48)
  Compensatory appreciation in stock
    warrants (unaudited)...............        --        --           --       --            80              --             80
  5% preferred stock dividend
    (unaudited)........................        --        --           --       --            --            (308)          (308)
  Net income (unaudited)...............        --        --           --       --            --           4,218          4,218
                                                                               --
                                         ---------      ---      -------                 ------         -------        -------
BALANCE, FEBRUARY 29, 1996
  (unaudited)..........................  1,288,105     $ 13      357,500       $3        $4,279       $  (7,121)       $(2,826)
                                         =========      ===      =======       ==        ======         =======        =======

                  The accompanying notes are an integral part of these consolidated financial statements.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                        FOR THE SIX MONTHS ENDED
                                                      ----------------------------     FOR THE YEAR ENDED AUGUST 31,
                                                      FEBRUARY 29,    FEBRUARY 28,    --------------------------------
                                                          1996            1995          1995        1994        1993
                                                      ------------    ------------    --------    --------    --------
                                                      (UNAUDITED)     (UNAUDITED)



CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................    $  4,218        $  4,179      $   (211)   $    315    $   (721)
  Reconciliation of net income (loss) to net cash
     provided by operating activities --
     Depreciation and amortization..................       4,596           4,505         8,896       8,711       8,288
     Provision for losses on accounts receivable....          99              88           325         431         348
     Gain on disposal of assets.....................        (115)           (197)         (215)       (169)        (15)
     Issuance of stock for services rendered........          93              --            --          --          --
     Compensatory appreciation in stock warrants....          80              30            60          60          60
     Undistributed (earnings) losses of
       affiliates...................................        (374)            (98)           48          --          --
     Increase in deferred income taxes..............       3,506           2,820           563         600          57
     Changes in assets and liabilities, net of
       effect of acquisitions:
       Increase in accounts receivable..............     (15,338)         (8,443)         (877)     (1,025)     (1,469)
       (Increase) decrease in inventories...........       3,722           2,819        (1,188)     (1,136)      1,656
       Increase (decrease) in prepaid expenses......        (561)           (165)          526          43        (267)
       (Increase) decrease in intangibles and other
          assets....................................        (151)         (2,022)       (1,789)        384         221
       Increase in accounts payable.................       7,147           1,575           728       1,720         455
       Increase (decrease) in accrued and other
          current liabilities.......................         321             431           751        (762)        (63)
                                                        --------        --------      --------    --------    --------
          Net cash provided by operating
            activities..............................       7,243           5,522         7,617       9,172       8,550
                                                        --------        --------      --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for acquisitions, net of cash
     acquired.......................................      (4,150)        (24,486)      (27,879)         --      (8,149)
  Capital expenditures..............................      (4,990)         (4,745)       (8,634)     (6,194)     (3,802)
  Proceeds from asset sales.........................         192             615           579         677         336
                                                        --------        --------      --------    --------    --------
          Net cash used in investing activities.....      (8,948)        (28,616)      (35,934)     (5,517)    (11,615)
                                                        --------        --------      --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings..........................      19,245          43,825        62,375      32,945      31,476
  Principal payments on debt........................     (16,795)        (19,362)      (33,933)    (37,042)    (28,372)
  Issuance of preferred stock.......................          --              --            --          --          72
  Issuance of common stock..........................          76              62            62         126         142
  Repurchase of common stock........................         (48)             --           (16)         --          --
  Stock issuance cost...............................          --              --            --          --         (20)
                                                        --------        --------      --------    --------    --------
          Net cash provided by (used in) financing
            activities..............................       2,478          24,525        28,488      (3,971)      3,298
                                                        --------        --------      --------    --------    --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS....         773           1,431           171        (316)        233
CASH AND CASH EQUIVALENTS, beginning of year........       1,237           1,066         1,066       1,382       1,149
                                                        --------        --------      --------    --------    --------
CASH AND CASH EQUIVALENTS, end of year..............    $  2,010        $  2,497      $  1,237    $  1,066    $  1,382
                                                        ========        ========      ========    ========    ========
NONCASH FINANCING ACTIVITIES:
  Notes payable incurred on noncompete agreements...    $     --        $  5,232      $  6,281    $     --    $  1,826
  Issuance of Company stock for note receivables....          38              31            31          --          --
  5% preferred stock dividend.......................         308             295           600         570         540
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for --
     Interest.......................................    $  6,902        $  5,535      $ 11,581    $  8,862    $  8,708
     Income taxes...................................          --              --            44          69          51

                  The accompanying notes are an integral part of these consolidated financial statements.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE SIX MONTHS ENDED FEBRUARY 29, 1996 AND
                       FEBRUARY 28, 1995 (UNAUDITED) AND
               FOR THE YEARS ENDED AUGUST 31, 1995, 1994 AND 1993
      (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND UNIT INFORMATION)

1. OPERATIONS AND ORGANIZATION:

     Heritage Holdings, Inc. and subsidiaries (the Company) sells propane fuel and propane fuel-related products to approximately 170,000 retail customers in 15 states throughout the United States. The Company is also a wholesale propane supplier in the southwestern United States and in Canada, the latter through participation in a Canadian partnership. The Company grants credit to its customers for the purchase of fuel and fuel-related products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, its subsidiaries and a majority-owned partnership. The Company accounts for its interest in one-third of the outstanding stock of a propane fuel retailer and a 50 percent partnership interest in another propane fuel retailer under the equity method. All significant intercompany transactions and accounts have been eliminated in consolidation.

  Revenue Recognition

     Sales of propane and propane appliances are recognized at the time of delivery of the product to the customer or at the time of sale or installation. Revenue from repairs and maintenance service is recognized upon completion of the service.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and on deposit with banks including highly liquid investments with initial maturities of three months or less. The Company participates in cash management programs, and, as a result, disbursements in excess of bank balances of approximately $3,169, $1,033 and $1,100 are included in accounts payable at February 29, 1996, August 31, 1995 and 1994, respectively.

  Allowance for Doubtful Accounts

     The allowance for doubtful accounts consists of the following:

                                                                                 AUGUST 31,
                                                               FEBRUARY 29,    --------------
                                                                   1996        1995     1994
                                                               ------------    -----    -----
                                                               (UNAUDITED)
    Beginning Reserve........................................      $315        $ 306    $ 345
      Provision..............................................        99          325      431
      Write-offs.............................................       (99)        (325)    (431)
      Other..................................................        --            9      (39)
                                                                   ----        -----    -----
    Ending Reserve...........................................      $315        $ 315    $ 306
                                                                   ====        =====    =====

  Inventories

     Inventories are valued at the lower of cost or market. The cost of fuel inventories is determined using average cost while the cost of appliances, parts and fittings is determined by the first-in, first-out method.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

     Inventories consist of the following:

                                                                                AUGUST 31,
                                                             FEBRUARY 29,    -----------------
                                                                 1996         1995       1994
                                                             ------------    -------    ------
                                                             (UNAUDITED)
    Fuel...................................................     $2,531       $ 6,727    $3,904
    Appliances, parts and fittings.........................      3,878         3,404     4,007
                                                                ------       -------    ------
                                                                $6,409       $10,131    $7,911
                                                                ======       =======    ======

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets which range from three to thirty years. Expenditures for maintenance and repairs are expensed as incurred.

     Components and useful lives of property, plant and equipment are as follows:

                                                                               AUGUST 31,
                                                           FEBRUARY 29,    -------------------
                                                               1996          1995       1994
                                                           ------------    --------    -------
                                                           (UNAUDITED)
    Land and improvements................................    $  6,704      $  6,136    $ 3,242
    Buildings and improvements (10 to 30 years)..........      10,320        10,151      8,066
    Bulk storage equipment and facilities (3 to 30
      years).............................................      15,920        15,625     13,422
    Tanks and other equipment (5 to 30 years)............      68,094        66,681     44,207
    Vehicles (5 to 7 years)..............................      13,947        12,017      9,599
    Furniture and fixtures (5 to 10 years)...............       3,645         3,482      2,772
    Other................................................         887           862        636
                                                             --------      --------    -------
                                                              119,517       114,954     81,944
    Less- accumulated depreciation.......................      17,636        14,850      9,989
                                                             --------      --------    -------
                                                             $101,881      $100,104    $71,955
                                                             ========      ========    =======

  Intangibles and Other Assets

     Intangibles and other assets are stated at cost net of amortization computed on the straight-line and effective interest methods over five to thirty years. Components and useful lives of intangibles and other assets are as follows:

                                                                               AUGUST 31,
                                                           FEBRUARY 29,    -------------------
                                                               1996          1995       1994
                                                           ------------    --------    -------
                                                           (UNAUDITED)
    Goodwill (30 years)..................................    $ 25,930      $ 25,910    $19,066
    Noncompete agreements (5 to 15 years)................      27,728        27,654     18,894
    Customer lists (15 years)............................       7,454         7,454      7,580
    Other................................................       2,391         2,209      2,232
                                                             --------      --------    -------
                                                               63,503        63,227     47,772
    Less -- accumulated amortization.....................      23,884        22,192     18,531
                                                             --------      --------    -------
                                                             $ 39,619      $ 41,035    $29,241
                                                             ========      ========    =======

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

  Accrued and Other Current Liabilities

     Accrued and other current liabilities consist of the following:

                                                                                 AUGUST 31,
                                                              FEBRUARY 29,    ----------------
                                                                  1996         1995      1994
                                                              ------------    ------    ------
                                                              (UNAUDITED)
    Interest payable........................................     $  616       $  895    $  483
    Wages and payroll taxes.................................      1,769        1,614     1,468
    Deferred tank rent......................................        904          904       880
    Taxes other than income.................................        690          408       341
    Minority interest.......................................        298           13       102
    Other...................................................      1,514        1,636       510
                                                                 ------       ------    ------
                                                                 $5,791       $5,470    $3,784
                                                                 ======       ======    ======


  Earnings Per Common Share



     Earnings (loss) per share has been computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents included in the computation represent shares issuable upon assumed exercise of stock options and stock warrants which would have a dilutive effect. Common share equivalents were not dilutive for the years ended August 31, 1995, 1994 or 1993.


  Impact of SFAS No. 121

     In 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Impairment of Long-Lived Assets to be Disposed of." The Company must adopt this standard effective September 1, 1996. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITIONS:

     During fiscal 1996, the Company purchased certain assets of Bi-State Propane and Century Propane Company, Inc. The aggregate purchase price of the acquisitions totaled approximately $4,537 which was financed primarily with the revolving senior acquisition facility. The Company also entered into a noncompete agreement for a period of ten years totaling $40. The Company capitalized as part of the purchase allocation certain legal and other costs related to the acquisitions.

     During fiscal 1995, the Company purchased certain assets of Ballard, Inc., Balcom, Inc., San Luis Butane Distributors, Jerry's Propane Service, Inc., Greer Gas, Inc., Paragon Energy Corporation and B&B Gas as well as the outstanding common stock of Carolane Propane Gas, Inc. The aggregate purchase price of the acquisitions totaled approximately $30,837 which was financed primarily with the revolving senior acquisition facility. The Company also entered into noncompete agreements for periods ranging from seven to fifteen

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES years totaling $8,760. The Company capitalized as part of the purchase allocation certain legal and other costs related to the acquisitions.

     During fiscal 1993, the Company purchased certain assets of Gator Propane, Inc., Southern States Utilities, Inc., Gas Service Co., Myers Propane Service and San Diego ProFlame, Inc. The aggregate purchase price of the acquisitions totaled approximately $8,251 which was financed primarily with the revolving senior acquisition facility. The Company also entered into noncompete agreements, each with fifteen year terms, totaling $2,365. The Company capitalized as part of the purchase allocation certain legal and other costs related to the acquisitions.

     The acquisitions have been accounted for by the purchase method of accounting and, accordingly, the purchase prices have been allocated to assets acquired and liabilities assumed based on the fair market values at the dates of the acquisitions. The excess of the purchase price over the fair market values of the net assets acquired has been recorded as goodwill.

     The results of operations of the acquired entities have been included in the Company's consolidated financial statements from the date of acquisition.

4. WORKING CAPITAL FACILITIES AND LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                                               AUGUST 31,
                                                           FEBRUARY 29,    -------------------
                                                               1996          1995       1994
                                                           ------------    --------    -------
                                                           (UNAUDITED)
    Revolving Senior Acquisition Facility................    $ 66,400        65,700    $35,000
    Senior Reset Notes...................................      30,000        30,000     30,000
    Subordinated Reset Notes.............................      12,600        12,600     12,600
    Notes payable on noncompete agreements with interest
      imputed at rates averaging 8%, due in installments
      through 2005, collateralized by a first security
      lien on certain assets of the Company..............       7,725         8,930      4,593
    Other................................................         867           987      1,326
                                                             --------      --------    -------
                                                              117,592       118,217     83,519
    Current maturities of long-term debt.................     111,291        14,805      2,146
                                                             --------      --------    -------
                                                             $  6,301      $103,412    $81,373
                                                             ========      ========    =======

     The Company has an agreement with Prudential Insurance Company of America (Prudential) providing up to $114,000 of debt financing (the Debt Agreement). A portion of this facility was used to repay the obligations owed a prior lender whose entire commitment to the Company was eliminated. In connection with this refinancing, Prudential also became a stockholder of the Company.

     The Debt Agreement consists of the following:

          A $5,000 Revolving Working Capital Facility, expiring November 20, 1995 (see Note 9) with $5,000 outstanding at February 29, 1996, August 31, 1995 and 1994. Interest is payable monthly at the London InterBank Offered Rate (LIBOR) plus a spread (such interest rate was 8.8125% and 9.4375% at February 29, 1996 and August 31, 1995, respectively). The Company must be free of all working capital borrowings for 30 consecutive days each fiscal year. A commitment fee of .5% is paid on the unused portion of the facility.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

          A Revolving Senior Acquisition Facility of $66,400, with quarterly payments due beginning February 20, 1996 (see Note 9) and ending November 20, 1997. Interest is payable quarterly at a spread plus the three-month LIBOR rate then in effect (such interest rate was 8.75% and 9.4375% at February 29, 1996 and August 31, 1995, respectively). A commitment fee of .5% is paid on the unused portion of the facility.

          Senior Reset Notes of $30,000 with $10,000 maturing November 20, 1997 and $20,000 maturing November 20, 2000. Interest thereon is payable quarterly (such interest rate was 11.55% at February 29, 1996 and August 31, 1995, respectively). The interest rate will be reset for a three-year period on November 20, 1997 based on a spread over the yield on U.S. Treasury securities as of the reset date.

          Subordinated Reset Notes of $9,000 and $3,600, maturing November 20, 2000, with interest payable quarterly at 13.59% and 11.77%, respectively. The interest rate will be reset on November 20, 1996 based on a spread over the yield on U.S. Treasury securities as of the reset date.

     The Debt Agreement contains restrictive covenants including limitations on substantial disposition of assets, payment of dividends, repurchase of stock, capital expenditures and incurrence of additional debt and requires the maintenance of certain financial ratios including indebtedness as a multiple of cash flow and interest coverage. The Debt Agreement is collateralized by a pledge of the stock of the Company's subsidiaries and includes a prepayment penalty on the Senior Reset and Subordinated Reset Notes should prepayment occur as a result of certain specified events.

     The Company has a $6,000 bank line of credit which is available for working capital purposes or for the issuance of standby letters of credit that matures August 31, 1996, with interest payable quarterly at LIBOR plus a spread (8.0625% and 8.626% at February 29, 1996 and August 31, 1995, respectively). The balance outstanding at February 29, 1996, August 31, 1995 and 1994 was $5,000, $2,000 and $1,975, respectively. The bank has a right of offset against any deposits or credit balances due from the bank in the event the obligation remains unpaid. The Company also has a $500 facility with a bank available only to support issuance of standby letters of credit. As of February 29, 1996 and August 31, 1995, $510 and $200 of standby letters of credit were outstanding, respectively.

     The weighted average interest rates on borrowings under the Revolving Working Capital Facility and the bank line of credit were 9.18%, 8.99% and 7.0% for the six months ended February 29, 1996 and the years ended August 31, 1995 and 1994, respectively.


     On November 20, 1995, the Company failed to pay the scheduled principal payment then due on the Revolving Working Capital Facility. On February 20, 1996, the Company failed to pay the scheduled principal payment then due on the Revolving Senior Acquisition Facility. Prudential has advised the Company that this failure constitutes a default under the Debt Agreement (see Note 10). As a result, all of the Prudential debt has been classified as current in the February 29, 1996 consolidated balance sheet. In the event the Company is unable to complete the transactions described in Note 10, management will be required to seek new financing to refinance its indebtedness to Prudential. While management believes that there are sufficient sources of capital available to it to refinance the Prudential debt, the terms may place restrictions on, among other things, the Company's ability to continue to make acquisitions consistent with its business strategies.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

     Future maturities of long-term debt at August 31, 1995 are as follows:

                1996..............................................  $ 14,805
                1997..............................................    17,953
                1998..............................................    48,542
                1999..............................................     1,261
                2000..............................................     1,166
                Thereafter........................................    34,490
                                                                    --------
                                                                    $118,217
                                                                    ========

5. COMMITMENTS AND CONTINGENCIES:

     Certain property and equipment is leased under noncancellable operating leases which require fixed monthly rental payments and which expire at various dates through 2008. Rental expense under these leases totaled approximately $600 and $522 for the six months ended February 29, 1996 and February 28, 1995, respectively and $1,083, $1,018 and $966 for the years ended August 31, 1995, 1994 and 1993, respectively. Fiscal year future minimum lease commitments for such leases are $1,085 in 1996; $676 in 1997; $556 in 1998; $398 in 1999; $228
in 2000 and $388, thereafter.


     The Company is a party to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In addition, the Partnership has been named as a defendant in a suit alleging that it negligently hired an employee who was convicted of a felony. In the opinion of management, all such matters are covered by insurance, are without merit, or involve amounts which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company.


     The Company has entered into several purchase and supply commitments for the next fiscal year with varying terms as to quantities and prices.

6. INCOME TAXES:

     The Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using the current tax rates and laws.

     At February 29, 1996 and August 31, 1995, the Company had net operating loss (NOL) carryforwards of approximately $10,000 and $17,000, respectively, available to offset future taxable income. The NOL carryforwards begin to expire in 2005.

     The provision for income taxes includes the following components for the years ended as follows:

                                                                       FOR THE YEAR ENDED
                                                                           AUGUST 31,
                                                                      --------------------
                                                                      1995    1994    1993
                                                                      ----    ----    ----
    Current.........................................................  $103    $ 69    $ 61
    Deferred........................................................   563     599      56
                                                                      ----    ----    ----
                                                                      $666    $668    $117
                                                                      ====    ====    ====

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

     The reconciliation of the statutory income tax rate to the effective income tax rate for the years ended is as follows:

                                                                      FOR THE YEAR ENDED
                                                                          AUGUST 31,
                                                                     ---------------------
                                                                     1995    1994    1993
                                                                     ----    ----    -----
    Tax at statutory rates.........................................  $155    $334    $(205)
    Nondeductible amortization.....................................   390     220      238
    State income taxes.............................................    18      40       39
    Other..........................................................   103      74       45
                                                                     ----    ----     ----
                                                                     $666    $668    $ 117
                                                                     ====    ====     ====

     The significant components of the net deferred income tax liability are as follows:

                                                                       FOR THE YEAR ENDED
                                                                           AUGUST 31,
                                                                       -------------------
                                                                        1995        1994
                                                                       -------     -------
    Deferred Tax Liabilities:
      Depreciation...................................................  $25,603     $17,915
      Amortization...................................................       --         705
                                                                       -------     -------
                                                                       $25,603     $18,620
                                                                       =======     =======
    Deferred Tax Assets:
      Net operating loss carryforwards...............................  $ 6,549     $ 6,585
      Valuation allowances...........................................      120         116
      Accrued bonus..................................................      372         350
      Deferred tank rent.............................................      344         334
      Market value of stock warrants.................................      183         160
      Accrued vacation...............................................      133          94
      Other..........................................................       83          35
                                                                       -------     -------
                                                                       $ 7,784     $ 7,674
                                                                       =======     =======

7. CAPITAL STOCK:

  5% Cumulative Redeemable Preferred Stock

     The Preferred Stock is redeemable at the option of the holders for cash in an amount equal to $1,000 per share plus all unpaid cumulative dividends. The redemption date shall be November 20, 1997 providing certain conditions are met, or November 20, 2000 if the specified conditions are not met.

     No preferred dividends have been declared. Undeclared cumulative dividends at February 29, 1996, August 31, 1995, 1994 and 1993, were approximately $3,158, $2,850, $2,250 and $1,680, respectively, and have been recorded in the accompanying financial statements as an increase in the Preferred Stock.

  Class A Common Stock

     Of the authorized shares of the Class A Common Stock, 441,419 shares are reserved for issuance upon conversion of the Class B Common Stock; 94,000 shares are reserved for issuance upon the exercise of employee stock options; 9,062 are reserved for issuance to key employees or directors and 15,092 shares are reserved for issuance upon the exercise of management warrants.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

  Class B Common Stock

     Of the authorized shares of the Class B Common Stock, 83,919 shares are reserved for issuance to Prudential in the event that specified financial results are not achieved.

  Stock Options

     The Company maintains a stock option plan for key employees and directors. The exercise price of the options was equal to the fair market value of the stock at the date of grant. Options granted vest at periods ranging from three to seven years and full vesting occurs at the date of certain sale events. The options expire at various dates through 2006. Under the terms of the option agreements, the Company may be required to repurchase stock issued under the option agreements under certain circumstances at prices to be determined on the repurchase date. The number and exercise price of options granted were as follows:

                                                                  NUMBER OF        PRICE
                                                                   SHARES        PER SHARE
                                                                  ---------     ------------
    Outstanding at September 1, 1992............................   136,000      $ 1.00- 9.23
      Granted...................................................    16,800      $      16.00
                                                                   -------       -----------
    Outstanding at August 31, 1993..............................   152,800      $ 1.00-16.00
      Granted...................................................     3,200      $      16.00
      Exercised.................................................   100,000      $       1.00
                                                                   -------       -----------
    Outstanding at August 31, 1994..............................    56,000      $ 9.23-16.00
      Granted...................................................    10,000      $      31.00
                                                                   -------       -----------
    Outstanding at August 31, 1995..............................    66,000      $ 9.23-31.00
      Granted (unaudited).......................................    32,000      $      38.00
      Forfeited (unaudited).....................................     4,000      $16.00-31.00
                                                                   -------       -----------
    Outstanding at February 29, 1996 (unaudited)................    94,000      $ 9.23-38.00
                                                                   =======       ===========
    Exercisable at August 31, 1995..............................    34,000      $ 9.23-31.00
                                                                   =======       ===========

  Stock Warrants

     In conjunction with the debt agreements with Prudential (Note 4), the Company granted Prudential warrants for a maximum of 83,919 shares of the Company's Class B Common Stock. The total number of shares to be issued to Prudential under the warrants is based upon specified financial results of the Company. The exercise price of the warrants is $.10 per share, and the expiration date is the earlier of November 20, 2000 or certain sale events. Additionally, the Company granted management warrants for Class A Common Stock for a maximum of 15,092 shares. Exercise of management's warrants is dependent upon the exercise of Prudential's warrants. The exercise price of management's warrants is $.01 per share and the expiration date is the earlier of November 20, 2000 or the employee's termination. Compensation expense has been recorded based on the estimated market value of the management warrants which at February 29, 1996, August 31, 1995, 1994 and 1993, was approximately $560, $480, $420 and
$360, respectively.

8. PROFIT SHARING AND 401(K) SAVINGS PLAN:

     The Company sponsors a defined contribution profit-sharing and 401(k) savings plan which covers all employees with more than one year of service. Contributions are made to the plan at the discretion of the board of directors. Total expense under the profit sharing provision of the plan during the six months ended February 29, 1996 and February 28, 1995, was $175 and $98, respectively, and for the years ended August 31, 1995, 1994 and 1993, was $275, $250 and $200, respectively.

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

9. DOMESTIC AND FOREIGN OPERATIONS:



     The following table presents revenues, operating income and identifiable assets attributable to the Company's domestic and foreign operations.



                                      FOR THE SIX MONTHS ENDED
                                    -----------------------------       FOR THE YEAR ENDED AUGUST 31,
                                    FEBRUARY 29,     FEBRUARY 28,     ----------------------------------
                                        1996             1995           1995         1994         1993
                                    ------------     ------------     --------     --------     --------
                                             (UNAUDITED)
Revenues:
  Domestic........................    $ 81,308         $ 66,369       $110,773     $ 88,941     $ 86,774
  Foreign
     Affiliated...................       7,249            6,805         10,540       12,053       12,199
     Unaffiliated.................      21,745           10,511         20,735       15,030       15,517
  Eliminations....................      (7,249)          (6,805)       (10,540)     (12,053)     (12,199)
                                      --------         --------       --------     --------     --------
                                      $103,053         $ 76,880       $131,508     $103,971     $102,291
                                      ========         ========       ========     ========     ========
Operating Income:
  Domestic........................    $ 13,478         $ 11,941       $ 12,398     $  9,611     $  8,344
  Foreign
     Affiliated...................         100               77             93          131          143
     Unaffiliated.................         300              118            184          163          182
                                      --------         --------       --------     --------     --------
                                      $ 13,878         $ 12,136       $ 12,675     $  9,905     $  8,669
                                      ========         ========       ========     ========     ========
Identifiable Assets:
  Domestic........................    $174,147         $161,612       $161,097     $115,769     $119,658
  Foreign.........................       6,629            2,993          2,326        2,561        1,899
                                      --------         --------       --------     --------     --------
                                      $180,776         $164,605       $163,423     $118,330     $121,557
                                      ========         ========       ========     ========     ========



10. SUBSEQUENT EVENTS:


     Subsequent to February 29, 1996, the Company signed letters of intent to purchase certain net assets of a propane distributor and all of the outstanding common stock of another propane distributor. The aggregate purchase price of the acquisitions totals approximately $7,547. The Company also entered into noncompete agreements for periods ranging from five to ten years totaling approximately $1,770.

     Heritage Propane Partners, L.P. (the Partnership) was formed April 17, 1996, as a Delaware limited partnership. The Partnership was formed to acquire, own and operate the propane business and substantially all of the assets of the Company. In order to simplify the Partnership's obligations under the laws of several jurisdictions in which the partnership will conduct business, the Partnership's activities will be conducted through a subsidiary operating partnership, Heritage Operating, L.P. (the Operating Partnership).


     The Partnership intends to offer 4,025,000 Common Units, representing limited partner interests in the Partnership, to the public and to concurrently issue Subordinated Units representing additional limited partner interests in the Partnership, to the Company, as well as a 2% general partner interest in the Partnership and the Operating Partnership, on a combined basis.



     Concurrently with the closing of the above offering, the Company will issue $120,000 principal amount of notes payable to certain institutional investors. The Company will then convey substantially all of its assets (other than approximately $80,100 in proceeds from issuance of the notes payable) to the Operating Partnership in exchange for a general partner interest and all of the limited partner interests in the Operating Partnership and the assumption by the Operating Partnership of substantially all of the liabilities of the Company. The Company will convey all of its limited partner interests in the Operating Partnership to the

                    HERITAGE HOLDINGS, INC. AND SUBSIDIARIES

Partnership in exchange for 3,702,943 Subordinated Units and a general partner interest in the Partnership. As a result, the General Partner will own an aggregate 47.0% limited partner interest, and an aggregate 2% general partner interest, in the Partnership and the Operating Partnership.



     In contemplation of the offering, the Company entered into a letter agreement dated as of April 24, 1996 with its nonmanagement shareholders. Pursuant to the terms of the agreement, assuming an initial public offering price of $20.50 per Common Unit, the Company will use approximately $62,500 of the proceeds of the notes payable to finance the repurchase of equity interests and the Preferred Stock in the Company.



     The Partnership will contribute the net proceeds of $74,834 from the sale of Common Units to the Operating Partnership. The Operating Partnership will apply the net proceeds, together with approximately $38,200 in cash contributed by the Company from the proceeds of the notes payable, to finance the repayment of all of the indebtedness of the Company to Prudential. The Company will pay a prepayment penalty in the amount of $3,500 in connection with the early retirement of the Prudential debt. As described in Note 4, all indebtedness to Prudential is in default, as a result of the Company's failure to pay on November 20, 1995 the scheduled principal repayment of $5,000 under its Revolving Working Capital Facility and its failure to pay on February 20, 1996 the scheduled principal payment of $4,150 under the Senior Acquisition Facility. In connection with the transactions described above, Prudential has agreed to waive existing and certain prospective defaults and forebear from exercising any remedies under the Company's indebtedness to Prudential for six months from April 24, 1996.


     As a result of the transactions described above, all of the outstanding capital stock of the Company will be owned by certain members of management.

     In addition, the Operating Partnership will also enter into a Bank Credit Facility, which will include the Working Capital Facility providing for up to $15,000 of borrowings to be used for working capital and other general partnership purposes, and the Acquisition Facility, providing for up to $35,000 of borrowings to be used for acquisitions and improvements. The Partnership anticipates drawing on the Bank Credit Facility in order to repay any amounts borrowed in connection with its recent and pending acquisitions as well as any other bank debt outstanding at the time of the closing of this offering.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Carolane Propane Gas, Inc.
Lexington, North Carolina

     We have audited the accompanying balance sheets of Carolane Propane Gas, Inc. (a North Carolina corporation) as of October 31, 1994, May 31, 1994, and May 31, 1993, and the related statements of income, stockholders' equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolane Propane Gas, Inc. as of October 31, 1994, May 31, 1994, and May 31, 1993, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

     As described in Note 12 to the financial statements, effective June 1, 1993, the Company changed its method of accounting for income taxes.

                                            TURLINGTON AND COMPANY, L.L.P.


Lexington, North Carolina

March 28, 1996

                           CAROLANE PROPANE GAS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                 MAY 31
                                                        OCTOBER 31     --------------------------
                                                           1994           1994           1993
                                                        -----------    -----------    -----------
Current assets:
  Cash................................................  $ 2,029,734    $ 2,393,069    $ 1,441,681
  Notes and accounts receivable:
     Customers........................................    1,175,643        576,064        719,134
     Stockholders.....................................        5,500         80,000
     Insurance company................................                                    128,812
     Income taxes.....................................      130,728         13,988
     Allowance for doubtful accounts..................      (10,293)       (49,382)       (53,360)
  Inventories.........................................      858,926        503,692        435,478
  Deposits on future gas purchases....................      370,575         88,000        175,460
  Marketable securities...............................                     131,054         66,124
  Deferred income taxes...............................        1,687         19,493
  Prepaid expenses....................................       43,231        109,493
                                                        -----------    -----------    -----------
                                                          4,605,731      3,865,471      2,913,329
                                                        -----------    -----------    -----------
Property and equipment:
  Cost................................................    9,896,627      9,966,585      9,552,876
  Accumulated depreciation............................   (7,076,062)    (6,949,350)    (6,404,156)
                                                        -----------    -----------    -----------
                                                          2,820,565      3,017,235      3,148,720
                                                        -----------    -----------    -----------
Other assets:
  Investment in affiliate.............................      436,330        454,934        407,646
  Investment in limited partnerships..................                          38         11,694
  Cash value of life insurance (net) (Note 6).........       43,796         87,332         58,191
  Notes and accounts receivable -- stockholders.......                                    231,250
  Unamortized customer lists..........................                      14,103         14,334
  Unamortized goodwill................................      371,729        379,063        396,665
  Other...............................................                      12,900         18,853
                                                        -----------    -----------    -----------
                                                            851,855        948,370      1,138,633
                                                        -----------    -----------    -----------
                                                        $ 8,278,151    $ 7,831,076    $ 7,200,682
                                                         ==========     ==========     ==========
LIABILITIES
Current liabilities:
  Accounts payable -- trade...........................  $   313,007    $   277,042    $   238,496
  Customer credit balances............................      533,132        172,048         64,437
  Accrued income taxes................................                                    146,041
  Other accrued liabilities...........................      377,595        240,936        250,829
                                                        -----------    -----------    -----------
                                                          1,223,734        690,026        699,803
Non-current liabilities:
  Deferred income taxes...............................      554,195        554,472        573,858
                                                        -----------    -----------    -----------
                                                          1,777,929      1,244,498      1,273,661
                                                         ==========     ==========     ==========
STOCKHOLDERS' EQUITY
Capital stock:
  Preferred...........................................                         300            300
  Common..............................................       39,600         39,600         39,600
Retained earnings.....................................    6,460,622      6,546,678      5,887,121
                                                        -----------    -----------    -----------
                                                          6,500,222      6,586,578      5,927,021
                                                        -----------    -----------    -----------
                                                        $ 8,278,151    $ 7,831,076    $ 7,200,683
                                                         ==========     ==========     ==========

                  The accompanying notes are an integral part
                          of the financial statements

                           CAROLANE PROPANE GAS, INC.

                              STOCKHOLDERS' EQUITY

                                                              FIVE
                                                             MONTHS
                                                             ENDED          YEARS ENDED MAY 31
                                                           OCTOBER 31    ------------------------
                                                              1994          1994          1993
                                                           ----------    ----------    ----------
Capital stock:
  Preferred stock; authorized 1,000 shares; par value
     $100; 6% cumulative:
     Balances at beginning of periods -- 3 shares........  $      300    $      300    $      300
     Shares cancelled during periods.....................        (300)
                                                           ----------    ----------    ----------
     Balances at end of periods..........................                       300           300
                                                           ----------    ----------    ----------
  Common stock:
     Class A; authorized 1,000 shares; par value $1; 396
       shares issued and outstanding with no changes
       during the
       periods...........................................         396           396           396
     Class B; authorized 99,000 shares; par value $1;
       39,204 shares issued and outstanding with no
       changes during the periods........................      39,204        39,204        39,204
                                                           ----------    ----------    ----------
                                                               39,600        39,600        39,600
                                                           ----------    ----------    ----------
Retained earnings:
  Balances at beginning of periods.......................   6,546,678     5,887,121     5,096,453
  Net income (loss) for the periods......................     (86,056)      659,557       790,668
                                                           ----------    ----------    ----------
  Balances at end of periods.............................   6,460,622     6,546,678     5,887,121
                                                           ----------    ----------    ----------
                                                           $6,500,222    $6,586,578    $5,927,021
                                                           ==========    ==========    ==========

                  The accompanying notes are an integral part
                          of the financial statements

                           CAROLANE PROPANE GAS, INC.

                              STATEMENTS OF INCOME

                                                       FIVE MONTHS
                                                          ENDED             YEARS ENDED MAY 31
                                                        OCTOBER 31      ---------------------------
                                                           1994            1994            1993
                                                       ------------     -----------     -----------
Sales................................................   $4,376,403      $14,315,401     $13,950,957
Cost of sales........................................    2,188,933        6,985,945       7,034,246
                                                       ------------     -----------     -----------
  Gross profit.......................................    2,187,470        7,329,456       6,916,711
                                                       ------------     -----------     -----------
Operating expenses:
  Salaries and wages.................................    1,254,910        3,050,362       2,792,064
  Tools and supplies.................................       68,814          359,557         218,121
  Vehicle expense....................................      101,155          301,939         193,126
  Rent...............................................       86,700          209,336         185,462
  Repairs............................................       28,092           50,912          48,381
  Advertising........................................       28,670           69,360          63,503
  Telephone..........................................       22,624           53,440          45,765
  Utilities                                                 17,205           34,258          30,555
  Professional fees..................................       14,043           22,940          40,439
  Insurance..........................................       95,791          477,599         581,001
  Travel and entertainment...........................       14,206           38,297          43,514
  Office.............................................       29,839          145,191         116,450
  Dues and subscriptions.............................        6,080           31,122          14,705
  Depreciation and amortization......................      333,506          803,843         856,109
  Taxes..............................................      105,610          264,724         259,366
  Profit-sharing contribution........................       25,000          160,000         160,000
  Other..............................................      192,391          243,032         219,534
                                                       ------------     -----------     -----------
                                                         2,424,636        6,315,912       5,868,095
                                                       ------------     -----------     -----------
          Operating income (loss)....................     (237,166)       1,013,544       1,048,616
                                                       ------------     -----------     -----------
Other income (deductions):
  Interest and dividends received....................       46,968           61,812          63,154
  Unrealized loss on marketable securities...........        6,383           (6,383)
  Gain (loss) on sale of equipment...................        6,835          (45,243)         25,600
  Gain (loss) on sale of marketable securities.......       (4,559)          11,842             497
  Gain (loss) on sale of limited partnership
     interests.......................................      129,175           (5,303)        224,170
  Equity in earnings of affiliate....................      (18,604)          47,288          44,865
  Interest paid......................................         (408)          (6,309)         (5,829)
  Life insurance.....................................        1,954
  Gains (losses) from limited partnership
     interests.......................................                        55,147         (96,721)
  Amortization of goodwill...........................       (7,334)         (17,602)        (17,602)
                                                       ------------     -----------     -----------
                                                           160,410           95,249         238,134
                                                       ------------     -----------     -----------
          Income (loss) before income taxes and
            cumulative effect of change in method of
            accounting...............................      (76,756)       1,108,793       1,286,750
Income taxes.........................................        9,300          504,958         496,082
                                                       ------------     -----------     -----------
          Income (loss) before cumulative effect of
            change in method of accounting...........      (86,056)         603,835         790,668
Cumulative effect of change in method of accounting
  for income taxes...................................                        55,722
                                                       ------------     -----------     -----------
          Net income (loss) for the periods..........   ($  86,056)     $   659,557     $   790,668
                                                         =========       ==========      ==========

                  The accompanying notes are an integral part
                          of the financial statements

                           CAROLANE PROPANE GAS, INC.

                            STATEMENTS OF CASH FLOWS

                                                           FIVE MONTHS
                                                              ENDED          YEARS ENDED MAY 31
                                                           OCTOBER 31     ------------------------
                                                              1994           1994          1993
                                                           -----------    ----------    ----------
Cash flows from operating activities:
  Net income (loss) for the periods......................  $   (86,056)   $  659,557    $  790,668
  Adjustments to reconcile net income to net cash
     provided by (used for) operating activities:
     Unrealized (gain) loss on marketable securities.....       (6,383)        6,383
     Depreciation and amortization.......................      340,840       821,445       873,711
     Equity in earnings of affiliate.....................       18,604       (47,288)      (44,865)
     Deferred income taxes...............................       17,529       (38,879)       23,001
     Contribution of limited partnership interest........       79,213
     Gains (losses) from limited partnership interests...                    (55,147)       96,721
     Cash value of life insurance........................       43,536       (29,141)      (26,883)
     (Gain) loss on sale of equipment....................       (6,835)       45,243       (25,600)
     (Gain) loss on sale of marketable securities........        4,559       (11,842)         (497)
     (Gain) loss on sale of limited partnership
       interests.........................................     (129,175)        5,303      (224,170)
  Changes in assets and liabilities:
     Notes and accounts receivable.......................     (668,008)      411,119       (88,821)
     Inventories.........................................     (355,234)      (68,214)       30,046
     Prepaid expenses and deposits.......................     (216,313)      (22,033)     (175,460)
     Accounts payable and customer credit balances.......      397,049       146,157       (50,248)
     Accrued income taxes................................                   (146,041)       11,644
     Other accrued liabilities...........................      136,659        (9,893)      (25,628)
                                                            ----------    ----------    ----------
          Net cash provided by (used for) operating
            activities...................................     (430,015)    1,666,729     1,163,619
                                                            ----------    ----------    ----------
Cash flows from investing activities:
  Purchase of property and equipment.....................     (194,764)     (760,747)     (378,636)
  Proceeds from sale of equipment........................       78,866        43,937        25,600
  Proceeds from sale of marketable securities............      133,176       230,368        18,797
  Proceeds from sale of limited partnerships.............       50,000        98,000
  Distributions from limited partnerships................                     51,500        51,700
  Purchase of marketable securities......................         (298)     (290,399)      (56,389)
  Investment in limited partnership......................                    (88,000)
                                                            ----------    ----------    ----------
          Net cash provided by (used for) investing
            activities...................................       66,980      (715,341)     (338,928)
                                                            ----------    ----------    ----------
Cash flows from financing activities:
  Retirement of capital stock............................         (300)
  Reduction in short-term debt...........................                                 (393,054)
                                                            ----------    ----------    ----------
          Net cash used for financing activities.........         (300)                   (393,054)
                                                            ----------    ----------    ----------
          Net increase (decrease) in cash................     (363,335)      951,388       431,637
Cash, beginning of periods...............................    2,393,069     1,441,681     1,010,044
                                                            ----------    ----------    ----------
Cash, end of periods.....................................  $ 2,029,734    $2,393,069    $1,441,681
                                                            ==========    ==========    ==========
Cash paid during the periods for:
  Interest...............................................  $       408    $    6,309    $    5,829
                                                            ==========    ==========    ==========
  Income taxes...........................................  $    60,106    $  722,216    $  460,911
                                                            ==========    ==========    ==========
Schedule of noncash investing and financing activities:
  Notes receivable issued on sale of limited
     partnership.........................................                               $  150,000
                                                                                        ==========

                  The accompanying notes are an integral part
                          of the financial statements

                           CAROLANE PROPANE GAS, INC.

                         NOTES TO FINANCIAL STATEMENTS
               AS OF AND FOR THE PERIODS ENDED OCTOBER 31, 1994,
                         MAY 31, 1994, AND MAY 31, 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     These financial statements were prepared on the basis of generally accepted accounting principles with the more significant of these principles used described as follows:

          Inventories of gas, appliances, pipes, and fittings are carried at the lower of cost or market with cost determined by the first-in first-out
     (FIFO) method.

          Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed by use of the declining-balance method on substantially all of the Company's depreciable property.

          The total amount of interest charged on customer finance contracts is included in the face amount of the contract at the time it is made. Contracts are made, generally, for 12 month terms. The total amount of a contract, including interest, is paid in equal monthly installments.

          Customer lists, purchased during prior years, are being amortized on the direct write-off method.

          The Company accounts for its investment in an affiliate by use of the equity method.

          Marketable securities are valued at the lower of cost or market.

          The Company's cash as stated for cash flows purposes, consists entirely of interest and noninterest bearing cash accounts and petty cash. The Company has no other assets which are considered cash equivalents.

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

2. MARKETABLE SECURITIES:

     An analysis of these securities is shown as follows:

                                                                                MAY 31
                                                            OCTOBER 31    -------------------
                                                               1994         1994       1993
                                                            ----------    --------    -------
    Values at cost........................................   $      0     $137,437    $66,124
                                                                   ==     ========    =======
    Values at market......................................   $      0     $131,054    $74,768
                                                                   ==     ========    =======
    Carrying values.......................................   $      0     $131,054    $66,124
                                                                   ==     ========    =======

 3. INVENTORIES:

     Summaries of inventories follow:

                                                                                MAY 31
                                                           OCTOBER 31    --------------------
                                                              1994         1994        1993
                                                           ----------    --------    --------
    Gas..................................................   $262,692     $111,161    $132,381
    Appliances...........................................    449,650      360,201     274,782
    Pipes and fittings...................................    146,584       32,330      28,315
                                                            --------     --------    --------
                                                            $858,926     $503,692    $435,478
                                                            ========     ========    ========

                           CAROLANE PROPANE GAS, INC.

4. PROPERTY AND EQUIPMENT:

     Summaries of property and equipment follow:

                                                                              MAY 31
                                                       OCTOBER 31    ------------------------
                                                          1994          1994          1993
                                                       ----------    ----------    ----------
    Land.............................................  $   34,437    $   58,737    $  112,329
    Buildings........................................     102,586       153,807        96,025
    Equipment........................................   7,763,515     7,712,279     7,516,106
    Vehicles.........................................   1,996,089     2,041,762     1,828,416
                                                       ----------    ----------    ----------
                                                       $9,896,627    $9,966,585    $9,552,876
                                                       ==========    ==========    ==========

5. INVESTMENT IN AFFILIATE:

     The Company owns 33 1/3% of the outstanding stock of Guilford Gas Service, Inc. located in Greensboro, North Carolina. As mentioned in Note 1, this investment is accounted for by use of the equity method of accounting. Under the equity method, the Company reports its pro rata share of the equity increase or decrease each year in its income statements and increases or decreases the carrying value of its investment accordingly. Actual dividends received, if any, reduce the investment's carrying value.

     An analysis of the Company's investment, based on the financial statements of Guilford Gas Service, Inc., as of October 31, 1994, May 31, 1994, and May 31, 1993 is as follows:

                                                                                MAY 31
                                                           OCTOBER 31    --------------------
                                                              1994         1994        1993
                                                           ----------    --------    --------
    Balance -- beginning of periods......................   $454,934     $407,646    $362,781
    Pro rata share of equity increases (decreases).......    (18,604)      47,288      44,865
                                                            --------     --------    --------
    Balance -- end of periods............................   $436,330     $454,934    $407,646
                                                            ========     ========    ========

6. CASH VALUE OF LIFE INSURANCE:

     The cash values of life insurance policies on officers of the Company at May 31, 1994 and 1993 were $23,525 and $22,650, respectively. The outstanding policy loans for each year were $16,525. In addition to the cash values of life insurance policies, the Company was the owner of various collateral assignments on split-dollar life insurance contracts. The amount of the assignments at October 31, 1994, May 31, 1994, and May 31, 1993 was $43,796, $80,332, and
$52,066, respectively.

7. GOODWILL:

     On October 1, 1986, the Company purchased 2,000 shares (100%) of the outstanding common stock of Carolina Propane Gas Service Co., Inc. for $711,169. The purchase method was used to account for the acquisition. The purchase price included goodwill of $73,939 which is being amortized by use of the straight-line method over ten years.

     On July 24, 1990, the Company purchased 2,396 shares (100%) of the outstanding common stock of Southern Propane Gas Company, Inc. for $555,499. The purchase method was used to account for the acquisition and the acquired company was merged with the existing Carolane Propane Gas, Inc. The purchase price included goodwill of $408,337 which is being amortized by use of the straight line method over forty years.

                           CAROLANE PROPANE GAS, INC.

8. RELATED PARTY TRANSACTIONS:

     On December 23, 1992, the Company sold its investment in Glen Lennox Apartments, Ltd. to Timken, Ltd. and Three Kids, Ltd. which are partnerships owned by certain stockholders of the Company. The sale of the three units for $150,000 was made at fair market value as determined by an appraisal. The resulting gain to the Company as reflected in the statements of income was $224,170. The note and interest receivable at May 31, 1993 was $151,250.

     In addition to the above note receivable, the Company had accounts receivable from eight stockholders totaling $80,000 at May 31, 1994 and 1993. These accounts were unsecured and non-interest bearing. The amounts were repaid during the five month period ended October 31, 1994.

     On July 1, 1993, the Company sold computer equipment to the Heritage Company, Inc. of Lexington, a corporation owned by certain stockholders of Carolane Propane Gas, Inc. The sale of equipment for $5,000 was based on the fair market value of the equipment. The resulting loss to the Company on the sale of equipment was $5,603.

     On January 1, 1994, the Company sold its investment in Calibre Place Associates to Timken, Ltd. and Three Kids, Ltd. The sale of the investment for $88,000 was made at fair market value as determined by an appraisal. The resulting gain to the Company was $560.

     On May 31, 1994, the Company sold its investment in Martinique Apartments Limited Partnership to Timken, Ltd. and Three Kids, Ltd. The sale of the investment for $10,000 was made at fair market value as determined by an appraisal. The resulting loss to the Company was $5,863.

     On October 1, 1994, the Company gifted its investment in Sherwood Ridges Apartments Limited Partnership to the Timberlake Foundation, Inc. and to the Bob and Kay Timberlake Foundation, Inc. The cost basis of the investment was $79,213 on the date of the gift. The Company deducted its basis as a charitable donation during that period. These Foundations are controlled and founded by the shareholders of the Company.


     On October 31, 1994, the Company sold its Durham, NC land and plant to two of its shareholders. The sales price of $68,950 was made at fair market value as determined by an appraisal. The Company recognized a $3,080 loss from the sale. The sale was required by Heritage Holdings, Inc. in connection with its acquisition of the Company on November 1, 1994. The property has an environmental problem associated with contaminated soil. Since the Company no longer owns the property, management believes there is no additional Company liability at October 31, 1994.


     Substantially all (80%) of the leases referred to in Note 10 are leases in which the lessors are either individual stockholders of the Company or are related corporations controlled by these stockholders.

9. DESCRIPTION OF BUSINESS AND CONCENTRATION OF CREDIT RISK:

     Carolane Propane Gas, Inc. is a retailer of propane gas and appliances with seven retail stores which are located in Lexington, Roxboro, Winston-Salem, Durham, Salisbury, Hillsborough, and Mount Airy, North Carolina. The Company grants credit to customers, substantially all of whom are local residents.

     The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation which provides $100,000 of insurance coverage on each customer's cash balances. At times during the years, the Company's cash balances exceeded $100,000. Management believes that this policy will not cause any adverse effect to the Company.

                           CAROLANE PROPANE GAS, INC.

10. OPERATING LEASES:

     The Company's lease commitments are on a month-to-month basis for its offices and plants. The lease payments are considered operating in nature and totaled $86,700, $209,336, and $185,462, respectively, for the periods ended October 31, 1994, May 31, 1994, and May 31, 1993.

11. PROFIT-SHARING PLAN:

     The Company has a profit-sharing plan covering substantially all employees of the Company. Contributions to the plan are determined annually by the Board of Directors. Company contributions to the plan for the periods ended October 31, 1994, May 31, 1994, and May 31, 1993 were $25,000, $160,000, and $160,000 respectively.

12. INCOME TAXES:

     Effective June 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting Statement 109 as of June 1, 1993 was to increase the Company's net income for the year ended May 31, 1994 by $55,722.

     Deferred income taxes computed in accordance with Statement 109 reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of October 31, 1994 and May 31, 1994 are as follows:

                                                                     OCTOBER 31      MAY 31
                                                                        1994          1994
                                                                     ----------     --------
    Deferred tax assets:
      Tax over book ending inventory...............................   $  1,687      $  1,687
      Book valuation allowance for unrealized losses...............                    2,502
      Compensated absences.........................................                   58,121
      Tax over book investment in limited partnerships.............                    1,030
                                                                      --------      --------
                                                                         1,687        63,340
                                                                      --------      --------
    Deferred tax liabilities:
      Tax over book bad debts......................................                   28,935
      Tax over book depreciation...................................    396,874       390,924
      Book prepaid expenses........................................                   13,882
      Investment in affiliate......................................    157,321       164,578
                                                                      --------      --------
                                                                       554,195       598,319
                                                                      --------      --------
              Net deferred tax liability...........................   $552,508      $534,979
                                                                      ========      ========

                           CAROLANE PROPANE GAS, INC.

     Classification on the Company's October 31, 1994, May 31, 1994, and May 31, 1993 balance sheet is as follows:

                                                         OCTOBER 31      MAY 31       MAY 31
                                                            1994          1994         1993
                                                         ----------     --------     --------
    Current............................................   $ (1,687)     $(19,493)
    Noncurrent.........................................    554,195       554,472     $573,858
                                                          --------      --------     --------
                                                          $552,508      $534,979     $573,858
                                                          ========      ========     ========

     An analysis of income tax expense follows:

                                                                               MAY 31
                                                         OCTOBER 31     ---------------------
                                                            1994          1994         1993
                                                         ----------     --------     --------
    Income taxes (credits) currently payable per the
      income tax returns...............................   $(37,306)     $476,403     $513,210
    Low income housing credit..........................                  (25,511)     (40,199)
    Recapture of low income housing credit.............     29,077        37,223           70
    Amounts not currently payable (deferred)...........     17,529        16,843       23,001
                                                          --------      --------     --------
    Income taxes per statements of income..............   $  9,300      $504,958     $496,082
                                                          ========      ========     ========

     The Company's income tax returns have been examined by the Internal Revenue Service for the periods covered by these financial statements. The audit resulted in no changes to the income tax return filed for these periods.

13. PURCHASE COMMITMENTS:

     The Company makes commitments to purchase propane gas during periods of off-peak demand. The Company had made deposits on future gas purchases as reflected in the Balance Sheets. None of the purchase commitments were in excess of propane gas prices at the time of commitment.

14. CONTINGENT LIABILITIES:

     On December 23, 1992, the Company experienced a gas leak and fire at its Mt. Airy, NC location. There were multiple third party claims arising from the incident. Those claims included property damage to nearby dwellings and to automobiles involved in collisions on a nearby highway. The claims also included personal injury claims for those involved in the automobile collisions. Management represents that subsequent to October 31, 1994 all of the claims from this incident have been settled. There were no liabilities to the Company in excess of the liability insurance coverage.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     FASB Statement No. 107 "Disclosures about Fair Value of Financial Instruments" requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

  Cash

     The carrying amount is a reasonable estimate of fair value.

     The estimated fair values of the Company's financial instruments are as follows:

                                                                      OCTOBER 31, 1994
                                                                  -------------------------
                                                                   CARRYING         FAIR
                                                                    AMOUNT         VALUE
                                                                  ----------     ----------
    Cash........................................................  $2,029,734     $2,029,734

                          INDEPENDENT AUDITORS' REPORT



To the Stockholders


Kingston Propane, Inc.


Kingston, Massachusetts



     We have audited the accompanying balance sheets of Kingston Propane, Inc. (a Massachusetts Corporation) as of September 30, 1995 and 1994, and the related statements of income, retained earnings, and cash flows for the years then ended.



     These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingston Propane, Inc. as of September 30, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                            DAVID R. GARGANO, CPA, P.C.



Hingham, Massachusetts


May 20, 1996

                             KINGSTON PROPANE, INC.



                                 BALANCE SHEETS


                          SEPTEMBER 30, 1995 AND 1994



                                     ASSETS



                                                                       1995         1994
                                                                    ----------   ----------
    Current assets
      Cash........................................................  $    5,043   $    1,463
      Accounts receivable
         Customers................................................     244,944      290,840
         Stockholders.............................................      51,289        6,917
         Allowance for doubtful accounts..........................     (16,600)     (17,500)
      Inventories.................................................     134,598      136,244
      Prepaid expenses............................................      12,133       28,549
      Loans receivable
         Stockholder..............................................      65,510       39,742
         Other....................................................       6,181        7,815
                                                                    ----------   ----------
              Total current assets................................     503,098      494,070
                                                                    ----------   ----------
    Property and equipment, net...................................     969,006    1,032,461
    Other assets
      Loans receivable
         Stockholder..............................................     110,129      165,683
         Other....................................................       6,970       14,969
      Deferred financing costs....................................      38,691       58,455
      Customer list...............................................      91,076      104,569
      Deposits....................................................       6,473        6,323
      Deferred income taxes.......................................      83,641       16,721
                                                                    ----------   ----------
                                                                       336,980      366,720
                                                                    ----------   ----------
                                                                    $1,809,084   $1,893,251
                                                                     =========    =========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
    Current liabilities
    Trade notes and accounts payable..............................  $  362,555   $  332,982
      Accrued expenses............................................     199,725       48,168
      Customer deposits...........................................     104,294       84,669
      Notes and current maturities of long-term debt..............     635,073      467,672
                                                                    ----------   ----------
              Total current liabilities...........................   1,301,647      933,491
                                                                    ----------   ----------
    Long-term liabilities
      Long-term debt, less current maturities.....................     276,596      503,555
      Deferred income taxes.......................................      84,121       72,561
                                                                    ----------   ----------
                                                                       360,717      576,116
                                                                    ----------   ----------
    Stockholders' equity
      Common stock, no par value; 100 shares authorized, issued
         and outstanding..........................................     124,666      124,666
      Retained earnings...........................................      22,054      258,978
                                                                    ----------   ----------
                                                                       146,720      383,644
                                                                    ----------   ----------
                                                                    $1,809,084   $1,893,251
                                                                     =========    =========



                  The accompanying notes are an integral part


                         of these financial statements.

                             KINGSTON PROPANE, INC.



                              STATEMENTS OF INCOME


                FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994



                                                                         1995           1996
                                                                      ----------     ----------
Sales
  Retail............................................................  $3,106,569     $3,506,009
  Wholesale.........................................................   1,029,509        853,852
  Stockholders......................................................      44,443          9,987
                                                                      ----------     ----------
                                                                       4,180,521      4,369,848
Cost of goods sold..................................................   2,488,452      2,343,756
                                                                      ----------     ----------
Gross profit........................................................   1,692,069      2,026,092
Operating expenses
  Selling, general and administrative...............................   1,693,110      1,675,224
  Depreciation and amortization.....................................     188,266        179,019
                                                                      ----------     ----------
                                                                       1,881,376      1,854,243
                                                                      ----------     ----------
Operating income (loss).............................................    (189,307)       171,849
Other income (expense)
  Write-off loan to affiliate.......................................                   (163,546)
  Interest expense..................................................    (134,895)       (78,301)
  Interest income...................................................      31,638         28,093
  Miscellaneous.....................................................       6,604         18,503
                                                                      ----------     ----------
(Loss) before income tax benefit....................................    (285,960)       (23,402)
Income tax benefit..................................................      49,036          3,578
                                                                      ----------     ----------
Net (loss)..........................................................  $ (236,924)    $  (19,824)
                                                                       =========      =========



                  The accompanying notes are an integral part


                         of these financial statements.

                             KINGSTON PROPANE, INC.



                        STATEMENTS OF RETAINED EARNINGS


                FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994



                                                                         1995          1994
                                                                       ---------     ---------
Beginning balance....................................................  $ 258,978     $ 278,802
Net (loss)...........................................................   (236,924)      (19,824)
                                                                       ---------     ---------
Ending balance.......................................................  $  22,054     $ 258,978
                                                                       =========     =========



                  The accompanying notes are an integral part


                         of these financial statements.

                             KINGSTON PROPANE, INC.



                            STATEMENTS OF CASH FLOWS


                FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994



                                                                         1995          1994
                                                                       ---------     ---------
Cash flows from operating activities:
  Net (loss).........................................................  $(236,924)    $ (19,824)
  Adjustments to reconcile net (loss) to cash provided by operating activities:
     Depreciation and amortization...................................    188,266       179,019
     Write-off of notes receivable...................................                  167,548
     Deferred income taxes...........................................    (55,360)        8,160
     Changes in assets and liabilities:
       Accounts receivable...........................................        624        93,791
       Inventories...................................................      1,646        32,255
       Prepaid expenses..............................................     16,416         3,612
       Loans receivable..............................................    (24,134)       16,134
       Trade notes and accounts payable..............................     29,573       (21,580)
       Accrued expenses..............................................    151,557       (64,412)
       Customer deposits.............................................     19,625        14,399
                                                                       ---------     ---------
          Net cash provided by operating activities..................     91,289       409,102
                                                                       ---------     ---------
Cash flows from investing activities:
  Additions to property and equipment................................    (84,973)     (179,715)
  Addition to Deposit................................................       (150)         (673)
  (Increase) decrease loans receivable...............................     63,553      (254,946)
                                                                       ---------     ---------
  Net cash (used) by investing activities............................    (21,570)     (435,334)
                                                                       ---------     ---------
Cash flows from financing activities:
  Payment of refinancing costs.......................................                  (59,410)
  Proceeds from long-term debt.......................................    333,100       894,390
  Payments of long-term debt.........................................   (399,239)     (818,360)
                                                                       ---------     ---------
  Net cash provided (used) by financing activities...................    (66,139)       16,620
                                                                       ---------     ---------
Increase (decrease) in cash..........................................      3,580        (9,612)
                                                                       ---------     ---------
Cash -- beginning of year............................................      1,463        11,075
                                                                       ---------     ---------
Cash -- end of year..................................................  $   5,043     $   1,463
                                                                       =========     =========
Supplemental disclosures of cash flow:
  Noncash financing activities:
     Liabilities assumed and reduction of loans receivable affiliate
      on assets acquired.............................................                $ 167,816
     Notes payable and capitalized lease obligations incurred on
      property and equipment and leases..............................  $   6,581       135,855
  Cash paid during the years for:
     Interest........................................................  $ 112,123     $  80,228
     Income taxes....................................................                   10,982



                  The accompanying notes are an integral part


                         of these financial statements.

                             KINGSTON PROPANE, INC.



                         NOTES TO FINANCIAL STATEMENTS


                          SEPTEMBER 30, 1995 AND 1994



1. SUMMARY OF ACCOUNTING POLICIES



  Organization



     The Company was organized under the laws of the Commonwealth of Massachusetts on January 1, 1953. Its primary operation is the sale of propane gas to retail and wholesale customers in southeastern Massachusetts. The Company also installs and services propane systems for heating, cooking and other commercial uses. Further, the Company has one wholesale fuel oil customer.



  Accounting Estimates



     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at and during the reporting periods of the financial statements. Actual results could differ from those estimates.



  Revenue Recognition



     Sales of propane and propane appliances are recognized at the time of delivery of the product to the customer or at the time of sale or installation. Revenue from repairs and maintenance service is recognized upon completion of the service.



  Inventory



     Inventories are valued at the lower of cost or market under first-in, first-out method.



  Property and equipment



     Property and equipment are recorded at cost. Expenditures for maintenance, repairs and renewals are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment. Equipment acquired by capitalized lease obligations is stated at the present value of the future minimum lease payments at the inception of the lease. Depreciation, including equipment under capitalized lease agreements, is computed over the estimated useful lives of the assets, which range from five to fifteen years, using the straight-line method.



  Other assets



     Intangibles and other assets are stated at cost net of related amortization, computed on the straight-line method, over five to ten years.



  Customer deposits



     Customer deposits result from deferred payments made under payment plans which spread seasonal propane costs over the entire year. In addition, deposits include amounts held as security, required under certain customer credit agreements.



  Income taxes



     The Company retroactively adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are measured using the current tax rates and laws.

                             KINGSTON PROPANE, INC.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



2. INVENTORIES



     Inventories consist of the following:



                                                                1995            1994
                                                              --------        --------
        Propane service parts...............................  $ 68,359        $ 96,500
        Propane.............................................    52,420          27,954
        Fuel oil............................................    13,819          11,790
                                                              --------        --------
                                                              $134,598        $136,244
                                                              ========        ========



3. PROPERTY AND EQUIPMENT



     Property and equipment consist of the following:



                                                               1995            1994
                                                            -----------     -----------
        Equipment.........................................  $ 1,985,115     $ 1,942,276
        Motor vehicles....................................      634,721         591,917
        Leasehold improvements............................      170,117         167,770
                                                            -----------     -----------
                                                              2,789,953       2,701,963
        Accumulated depreciation..........................   (1,820,947)     (1,669,502)
                                                            -----------     -----------
                                                            $   969,006     $ 1,032,461
                                                            ===========     ===========



     The Company leases operating equipment under lease agreements which are classified in capital leases. The leases expire at various intervals through April, 1997. Leased equipment amounted to approximately $112,000 and $106,000 for 1995 and 1994 respectively. These assets and the related accumulated depreciation are included above in the property and equipment schedule.



INCOME TAX BENEFIT



     For 1995 and 1994, the Company had net operating loss (NOL) carryforwards of approximately $352,000 and $78,000, respectively, available to offset future taxable income. The NOL carryforwards begin to expire in 2008.



     The income tax benefit includes the following components.



                                                                1995            1994
                                                               -------         -------
        Current..............................................  $(6,324)        $11,738
        Deferred.............................................   55,360          (8,160)
                                                               -------         -------
                                                               $49,036         $ 3,578
                                                               =======         =======



     The significant components of the net deferred income tax liability are as follows:



                                                                1995            1994
                                                              --------        --------
        Deferred Tax Liabilities:
          Depreciation......................................  $364,555        $314,461
                                                              ========        ========
        Deferred Tax Assets:
          Net operating loss carryforwards..................  $352,395        $ 78,464
                                                              ========        ========

                             KINGSTON PROPANE, INC.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



5. NOTES PAYABLE AND LONG-TERM DEBT



     Notes payable and long-term debt consist of the following:



                                                                     1995          1994
                                                                   ---------     ---------
    Demand note payable to bank, with interest at prime plus
      2%.........................................................  $ 249,967     $ 360,285
    Term note payable to bank, with interest at prime plus 2%, due in monthly installments of $12,500 until September,
      1997.......................................................    350,000       450,000
    Term note payable to bank, with interest at prime plus 2%, due in monthly installments of $5,500 until November,
      1997.......................................................    166,700
    Term note payable to bank, with interest at prime plus 2%, due in monthly installments of $1,389 until February,
      1998.......................................................     40,972
    Term note payable, non-interest bearing, due in monthly
      installments of approximately $1,500 until September,
      1996.......................................................     27,239        38,342
    Installment notes payable, interest ranging from 5% to 11%, due in monthly installments of approximately $1,700,
      maturing in 1996 and 1997. The notes are secured by chattel
      mortgages on Company motor vehicles........................     29,837        47,467
    Capitalized lease obligations, with weighted average interest imputed at 10.3%, with a schedule of minimum lease payments of approximately $44,000 and $4,000 for 1996 and 1997,
      respectively...............................................     46,954        75,133
                                                                   ---------     ---------
                                                                     911,669       971,227
    Less notes and current maturities of long-term debt..........   (635,073)     (467,672)
                                                                   ---------     ---------
    Long-term debt...............................................  $ 276,596     $ 503,555
                                                                   =========     =========



     The schedule maturities for the above notes is as follows:



1996      --     $635,073
1997      --     $261,222
1998      --     $ 15,374



     The bank notes referred to above, are secured by substantially all the assets of the Company, certain real estate owned by the stockholders, the Company's common stock, and the personal guaranties of the Company's stockholders. The notes are also subject to a cross-collateral agreement with respect to certain stockholder real estate mortgages.



     Further, the debt agreement contains restrictive covenants including limitations on substantial disposition of assets, payment of dividends, capital expenditures and incurrence of additional debt and requires the maintenance of certain financial ratios.



     During 1995, the Company failed to pay certain scheduled payments on its bank notes. The Bank has advised the Company that this failure constitutes a default under the Debt Agreement. Subsequent to the balance sheet date, the Company entered into a forbearance agreement with the Bank. Under the terms of the agreement, the Bank agrees to forbear in the exercise of its rights and remedies under the notes and security documents until July 31, 1996. In the event the Company is able to make payment on the notes on or before July 31, 1996, the Company shall have the right to pay said notes in full by repaying to the Bank the principal amount of said notes less twenty percent. However, this discount is contingent on the Company's stockholders paying certain real estate notes owed to said Bank by the stockholders on or before the earlier of (a) thirty days from the closing date of the sale (referred to below) or (b) July 31, 1996. The stockholders have received approval from another bank on their real estate loan request.

                             KINGSTON PROPANE, INC.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     Management stated that the July 31, 1996 date was chosen as the Stockholders of the Company have a letter-of-intent in place to sell all the common stock of the Company to another propane distributor. It is the intent of the Buyer to pay these notes and this should occur prior to July 31, 1996.



     In the event that the above sale is not consummated, management will be required to renegotiate with the Bank or seek a new financing alternative. The Bank has agreed to give the Company a reasonable grace period to either renegotiate the note to the Bank's satisfaction or refinance the note. Management believes that there are sufficient sources of capital available to refinance this debt.



6. RELATED PARTY TRANSACTIONS



  Operating facilities lease



     The Company rents its operating facilities from its majority stockholder. The lease agreement is treated as an operating lease and provides for minimum annual rental payments of $60,000 through September 30, 2000. Base rent for the remaining term of the lease will increase approximately 3% per year. The lessee is responsible for real estate taxes, insurance and other normal occupancy costs. Rental expense charge to operations during the current year was $61,470 and $60,720 for 1995 and 1994, respectively.



  Loan receivable stockholder



     The loan receivable stockholder is an unsecured, demand note with interest at 10%.



  Write-off loan to affiliate



     Over a number of years the Company loaned approximately $164,000 to an entity that was related through common ownership. The affiliate was a real estate management company and due to industry trends prevalent in the New England area sustained substantial losses and has ceased operations. Management has deemed the amount uncollectible.



  Business combination



     During 1994, the Company purchased certain assets of Norwood Propane, Inc. (Norwood) an entity related through common ownership. The purchase price was approximately $207,000, which was financed by assuming approximately $105,000 of Norwood's debt and satisfying approximately $102,000 of a loan receivable from Norwood which was on the Company's books.



     The acquisition has been accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on the fair market values at the date of the acquisition.



     The results of operations of the acquired entity has been included in the Company's financial statements from the date of acquisition.



7. COMMITMENTS AND CONTINGENCIES



  Environmental Issues



     Under Federal and State environmental laws, the Company is generally liable for the cost of remediating environmental contamination of property contaminated by hazardous substance used and stored by the Company. The Company leases a number of real estate parcels, including parcels on which its operations or the operations of others may have resulted in contamination by substances considered hazardous under environmental laws.

                             KINGSTON PROPANE, INC.



                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)



     The Company has identified two events where fuel oil has spilled. The second of these events occurred subsequent to the balance sheet date. This spill occurred during a refilling of oil by an unrelated Company. Although management feels the clean up was quick and successful, the Company is presently performing an evaluation to determine the existence and nature of any remaining contamination and the necessary and possible methods of remediation, and implementation of remediation.



     Further, in 1985, the Company identified a fuel tank leak where hazardous fuel oil was deposited and was, under Massachusetts General Laws Subchapter 21E
(21E), a reportable event. Methods of remediation were implemented and the Company reports a steady decrease in the contamination since 1985. However, the site still remains on the 21E List. The cost of monitoring and filtering this site is approximately $3,000 per year. The Company considers this an insignificant cost.



     The Company cannot currently predict whether it will incur significant liabilities for additional investigation and remediation costs at sites identified by the Company, environmental agencies or others. As such, the Company has not accrued for environmental remediation.



  Litigation



     The Company is a part to various legal proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, all such matters are covered by insurance, are without merit, or involve amounts which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Company.



  Purchases



     The Company has entered into several purchase and supply commitments for the next fiscal year with varying terms as to quantities and prices.



8. COMMON STOCK



     The common stock is restricted as to transfer. The Company has the right of first refusal on any sale of its stock.



9. MITIGATION AGREEMENT



     The Massachusetts Bay Transportation Authority, a political subdivision of the Commonwealth of Massachusetts (the MBTA), has begun a railroad rehabilitation project. The Company operates a propane distribution plant that receives rail shipments using a rail siding located within the project zone.



     For the duration of the construction period, the Company's use of the rail siding has been suspended. This has forced the Company to receive propane shipments via truck. The MBTA has entered into a mitigation agreement with the Company and has agreed to reimburse the Company for additional costs. The agreement restricts the gallonage to be reimbursed to no more than 1,200,000 gallons per year and for an amount not to exceed $240,000, through the earlier of December, 1997 or the date the MBTA permits rail shipments within the project zone or when the MBTA provides the Company with an alternative rail siding.

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                        AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                        HERITAGE PROPANE PARTNERS, L.P.

                               TABLE OF CONTENTS

                                   ARTICLE I
                                  DEFINITIONS


 1.1    Definitions....................................................................   A-1
 1.2    Construction...................................................................  A-13

                                          ARTICLE II
                                         ORGANIZATION

 2.1    Formation......................................................................  A-14
 2.2    Name...........................................................................  A-14
 2.3    Registered Office; Registered Agent; Principal Office; Other Offices...........  A-14
 2.4    Purpose and Business...........................................................  A-14
 2.5    Powers.........................................................................  A-15
 2.6    Power of Attorney..............................................................  A-15
 2.7    Term...........................................................................  A-16
 2.8    Title to Partnership Assets....................................................  A-16

                                          ARTICLE III
                                   RIGHTS OF LIMITED PARTNERS

 3.1    Limitation of Liability........................................................  A-17
 3.2    Management of Business.........................................................  A-17
 3.3    Outside Activities of the Limited Partners.....................................  A-17
 3.4    Rights of Limited Partners.....................................................  A-17

                                          ARTICLE IV
                            CERTIFICATES; RECORD HOLDERS; TRANSFER OF
                              PARTNERSHIP INTERESTS; REDEMPTION OF
                                     PARTNERSHIP INTERESTS

 4.1    Certificates...................................................................  A-18
 4.2    Mutilated, Destroyed, Lost or Stolen Certificates..............................  A-18
 4.3    Record Holders.................................................................  A-19
 4.4    Transfer Generally.............................................................  A-19
 4.5    Registration and Transfer of Units.............................................  A-19
 4.6    Transfer of a General Partner's General Partner Interest.......................  A-20
 4.7    Intentionally Deleted..........................................................  A-20
 4.8    Transfer of Incentive Distribution Rights......................................  A-20
 4.9    Restrictions on Transfers......................................................  A-21
 4.10   Citizenship Certificates; Non-citizen Assignees................................  A-21
 4.11   Redemption of Partnership Interests of Non-citizen Assignees...................  A-22

                                          ARTICLE V
                            CAPITAL CONTRIBUTIONS AND ISSUANCE OF
                                     PARTNERSHIP INTERESTS

 5.1    Organizational Contributions...................................................  A-23
 5.2    Contributions by General Partner...............................................  A-23
 5.3    Contributions by Initial Limited Partners......................................  A-23
 5.4    Interest and Withdrawal........................................................  A-24
 5.5    Capital Accounts...............................................................  A-24
 5.6    Issuances of Additional Partnership Securities.................................  A-26
 5.7    Limitations on Issuance of Additional Partnership Securities...................  A-27
 5.8    Conversion of Subordinated Units...............................................  A-28

 5.9    Limited Preemptive Right.......................................................  A-29
 5.10   Splits and Combination.........................................................  A-29
 5.11   Fully Paid and Non-Assessable Nature of Limited Partner Partnership
        Interests......................................................................  A-30

                                  ARTICLE VI
                        ALLOCATIONS AND DISTRIBUTIONS

 6.1    Allocations for Capital Account Purpose........................................  A-30
 6.2    Allocations for Tax Purpose....................................................  A-35
 6.3    Requirement and Characterization of Distributions; Distributions to Record
        Holders........................................................................  A-37
 6.4    Distributions of Available Cash from Operating Surplus.........................  A-37
 6.5    Distributions of Available Cash from Capital Surplus...........................  A-39
 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels....  A-39
 6.7    Special Provisions Relating to the Holders of Subordinated Units...............  A-39
 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights....  A-40
 6.9    Entity-Level Taxation..........................................................  A-40

                                 ARTICLE VII
                     MANAGEMENT AND OPERATION OF BUSINESS

 7.1    Management.....................................................................  A-40
 7.2    Certificate of Limited Partnership.............................................  A-42
 7.3    Restrictions on General Partner's Authority....................................  A-42
 7.4    Reimbursement of the General Partner...........................................  A-43
 7.5    Outside Activities.............................................................  A-44
 7.6    Loans from the General Partner; Loans or Contributions from the Partnership;
        Contracts with Affiliates; Certain Restrictions on the General Partner.........  A-44
 7.7    Indemnification................................................................  A-45
 7.8    Liability of Indemnitees.......................................................  A-47
 7.9    Resolution of Conflicts of Interest............................................  A-47
 7.10   Other Matters Concerning the General Partner...................................  A-48
 7.11   Intentionally Deleted..........................................................  A-49
 7.12   Purchase or Sale of Units......................................................  A-49
 7.13   Registration Rights of the General Partner and its Affiliates..................  A-49
 7.14   Reliance by Third Parties......................................................  A-50

                                 ARTICLE VIII
                    BOOKS, RECORDS, ACCOUNTING AND REPORTS

 8.1    Records and Accounting.........................................................  A-51
 8.2    Fiscal Year....................................................................  A-51
 8.3    Reports........................................................................  A-51

                                  ARTICLE IX
                                 TAX MATTERS

 9.1    Tax Returns and Information....................................................  A-52
 9.2    Tax Elections..................................................................  A-52
 9.3    Tax Controversies..............................................................  A-52
 9.4    Withholding....................................................................  A-52

                                  ARTICLE X
                            ADMISSION OF PARTNERS

10.1    Admission of Initial Limited Partners..........................................  A-53
10.2    Admission of Substituted Limited Partner.......................................  A-53
10.3    Admission of Successor General Partner.........................................  A-53

10.4    Admission of Additional Limited Partners.......................................  A-53
10.5    Amendment of Agreement and Certificate of Limited Partnership..................  A-54
                                                                                ARTICLE XI
                                                         WITHDRAWAL OR REMOVAL OF PARTNERS
11.1    Withdrawal of the General Partner..............................................  A-54
11.2    Removal of the General Partner.................................................  A-55
11.3    Interest of Departing Partner and Successor General Partner....................  A-55
11.4    Termination of Subordination Period, Conversion of Subordinated Units and
        Extinguishment of Cumulative Common Unit Arrearages............................  A-57
11.5    Withdrawal of Limited Partners.................................................  A-57
                                                                               ARTICLE XII
                                                               DISSOLUTION AND LIQUIDATION
12.1    Dissolution....................................................................  A-57
12.2    Continuation of the Business of the Partnership After Dissolution..............  A-57
12.3    Liquidator.....................................................................  A-58
12.4    Liquidation....................................................................  A-58
12.5    Cancellation of Certificate of Limited Partnership.............................  A-59
12.6    Return of Contributions........................................................  A-59
12.7    Waiver of Partition............................................................  A-59
12.8    Capital Account Restoration....................................................  A-59
                                                                              ARTICLE XIII
                                                       AMENDMENT OF PARTNERSHIP AGREEMENT;
                                                                     MEETINGS; RECORD DATE
13.1    Amendment to be Adopted Solely by the General Partner..........................  A-59
13.2    Amendment Procedures...........................................................  A-61
13.3    Amendment Requirements.........................................................  A-61
13.4    Special Meetings...............................................................  A-61
13.5    Notice of a Meeting............................................................  A-62
13.6    Record Date....................................................................  A-62
13.7    Adjournment....................................................................  A-62
13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.....................  A-62
13.9    Quorum.........................................................................  A-62
13.10   Conduct of a Meeting...........................................................  A-63
13.11   Action Without a Meeting.......................................................  A-63
13.12   Voting and Other Rights........................................................  A-63
                                                                               ARTICLE XIV
                                                                                    MERGER
14.1    Authority......................................................................  A-64
14.2    Procedure for Merger or Consolidation..........................................  A-64
14.3    Approval by Unitholders of Merger or Consolidation.............................  A-65
14.4    Certificate of Merger..........................................................  A-65
14.5    Effect of Merger...............................................................  A-65
                                                                                ARTICLE XV
                                                                    RIGHT TO ACQUIRE UNITS
15.1    Right to Acquire Limited Partner Interests.....................................  A-66

                                 ARTICLE XVI
                              GENERAL PROVISIONS

16.1    Addresses and Notices..........................................................  A-67
16.2    Further Action.................................................................  A-68
16.3    Binding Effect.................................................................  A-68
16.4    Integration....................................................................  A-68
16.5    Creditors......................................................................  A-68
16.6    Waiver.........................................................................  A-68
16.7    Counterparts...................................................................  A-68
16.8    Applicable Law.................................................................  A-68
16.9    Invalidity of Provisions.......................................................  A-68
16.10   Consent of Partners............................................................  A-69

             AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
                                       OF
                        HERITAGE PROPANE PARTNERS, L.P.


     THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF HERITAGE
PROPANE PARTNERS, L.P. dated as of                , 1996, is entered into by and
among Heritage Holdings, Inc., a Delaware corporation, as the General Partner, and James E. Bertelsmeyer, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

1.1  Definitions

     The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.


     "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.


     "Additional Book Basis" means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent to which Carrying Value constitutes Additional Book Basis:

          (i) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

          (ii) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership's Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (ii) to such Book-Down Event).

     "Additional Book Basis Derivative Items" means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership's Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the "Excess Additional Book Basis"), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

     "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

     "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" of a Partner in respect of a general partner interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other specified interest in the Partnership shall be the amount which such Adjusted Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest in the Partnership were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other interest was first issued.


     "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.


     "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii). Once an Adjusted Property is deemed distributed by, and recontributed to, the Partnership for federal income tax purposes upon a termination thereof pursuant to Section 708 of the Code, such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is subsequently adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

     "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

     "Aggregate Remaining Net Positive Adjustments" means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

     "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of
Section 6.1, including, without limitation, a Curative Allocation (if appropriate to the context in which the term "Agreed Allocation" is used).

     "Agreed Value" of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the Agreed Value of any property deemed contributed to the Partnership for federal income tax purposes upon termination and reconstitution thereof pursuant to Section 708 of the Code shall be determined in accordance with Section 5.5(c)(i). Subject to Section 5.5(c)(i), the General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

     "Agreement" means this Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P., as it may be amended, supplemented or restated from time to time.

     "Assignee" means a Non-citizen Assignee or a Person to whom one or more Units have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

     "Associate" means, when used to indicate a relationship with any Person,
(a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.


     "Audit Committee" means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are neither officers nor employees of the General Partner or officers, directors or employees of any Affiliate of the General Partner.


     "Available Cash," means, with respect to any Quarter ending prior to the Liquidation Date,

          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from borrowings for working capital purposes made subsequent to the end of such Quarter, less


          (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.


     Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     "Book Basis Derivative Items" means any item of income, deduction, gain, or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

     "Book-Down Event" means an event which triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     "Book-Up Event" means an event which triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

     "Book-Tax Disparity" means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to

Section 5.5 and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

     "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the states of New York or Oklahoma shall not be regarded as a Business Day.

     "Calendar Year Taxpayer" means a taxpayer whose taxable year for federal income purposes ends on December 31.

     "Capital Account" means the capital account maintained for a Partner pursuant to Section 5.5. The "Capital Account" of a Partner in respect of a general partner interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement.

     "Capital Improvements" means (a) additions or improvements to the capital assets owned by any Group Member or (b) the acquisition of existing or the construction of new capital assets (including retail distribution outlets, propane tanks, pipeline systems, storage facilities, appliance showrooms, training facilities and related assets), made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

     "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

     "Carrying Value" means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners' and Assignees' Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

     "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as general partner of the Partnership.

     "Certificate" means a certificate, substantially in the form of Exhibit A to this Agreement or in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Interests.

     "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

     "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

     "claim" has the meaning assigned to such term in Section 7.19(c).

     "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

     "Closing Price" has the meaning assigned to such term in Section 15.1(a).

     "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

     "Combined Interest" has the meaning assigned to such term in Section
11.3(a).

     "Commission" means the United States Securities and Exchange Commission.


     "Common Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and of the General Partner (exclusive of its interest as holder of the general partner interest and the Incentive Distribution Rights) and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into Common Unit pursuant to the terms hereof.


     "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to such Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to such Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

     "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership (or deemed contributed to the Partnership on termination and reconstitution thereof pursuant to Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

     "Contribution and Conveyance Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

     "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

     "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

     "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

     "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. sec.17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

     "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

     "Economic Risk of Loss" has the meaning set forth in Treasury Regulation
Section 1.752-2(a).

     "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

     "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

     "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(x).



     "First Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(D).



     "First Target Distribution" means $0.55 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on August 31, 1996, it means the product of $0.55 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.



     "General Partner" means Heritage Holdings, Inc. and its successors and permitted assigns as general partner of the Partnership.


     "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

     "Group Member" means a member of the Partnership Group.


     "Heritage" means Heritage Holdings, Inc., a Delaware corporation, which is currently the General Partner of the Partnership.



     "Holder" as used in Section 7.13, has the meaning assigned to such term in
Section 7.13(a).



     "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v),
(vi) and (vii) and 6.4(b)(iii), (iv) and (v).


     "Incentive Distribution Right" means a non-voting limited partner Partnership Interest issued to the General Partner in connection with the transfer of its assets to the Partnership pursuant to Section 5.2, which Partnership Interest shall confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of holders of a Partnership Interest).

     "Indemnified Persons" has the meaning assigned to such term in Section 7.13(c).


     "Indemnitee" means (a) the General Partner, any Departing Partner and any Person who is or was an Affiliate of the General Partner or any Departing Partner, (b) any Person who is or was a director, officer, employee, agent or trustee of the Partnership, the Operating Partnership or any other Subsidiary,
(c) any Person who is or was an officer, director, employee, agent or trustee of the General Partner or any Departing Partner or any such Affiliate, (d) any Person who is or was serving at the request of the General Partner or any Departing Partner or any such Affiliate as a director, officer, employee, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.


     "Initial Common Units" means the Common Units sold in the Initial Offering.

     "Initial Limited Partners" means the General Partner (with respect to the Subordinated Units and the Incentive Distribution Rights received by it pursuant to Section 5.2) and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

     "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

     "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the

Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.


     "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including Initial Common Units sold to the Underwriters pursuant to the exercise of the Over-allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (x) sales or other dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of other current assets, including receivables and accounts in the ordinary course of business, and (z) sales or other dispositions of assets as part of normal retirements or replacements.


     "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

     "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner, any Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or
(b) solely for purposes of Articles V, VI, VII and IX and Sections 12.3 and 12.4, each Assignee.

     "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

     "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3.

     "Merger Agreement" has the meaning assigned to such term in Section 14.1.


     "Minimum Quarterly Distribution" means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on August 31, 1996, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is
92), subject to adjustment in accordance with Sections 6.6 and 6.9.


     "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

     "Net Agreed Value" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

     "Net Income" means, for any taxable year, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     "Net Loss" means, for any taxable year, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

     "Net Positive Adjustments" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

     "Net Termination Gain" means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Net Termination Loss" means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

     "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.10.

     "Nonrecourse Built-in Gain" means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

     "Nonrecourse Deductions" means any and all items of loss, deduction or expenditures (described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

     "Nonrecourse Liability" has the meaning set forth in Treasury Regulation
Section 1.752-1(a)(2).


     "Notes" means the $120 million of Senior Secured Notes issued by Heritage and assumed by the Operating Partnership in conjunction with the Initial Offering.



     "Notice of Election to Purchase" has the meaning assigned to such term in
Section 15.1(b) hereof.



     "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, debt service payments, and capital expenditures, subject to the following:


          (a) Payments (including prepayments) of principal of and premium on indebtedness shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

          (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or

     (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.


     "Operating Partnership" means Heritage Operating L.P., a Delaware limited partnership, and any successors thereto.


     "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

     "Operating Surplus," means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

          (a) the sum of (i) $10 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes, less

          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the General Partner so determines.

     Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.


     "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of their Affiliates) acceptable to the General Partner in its reasonable discretion.


     "Option Closing Date" has the meaning assigned to such term in the Underwriting Agreement.


     "Organizational Limited Partner" means James E. Bertelsmeyer in his capacity as the organizational limited partner of the Partnership pursuant to this Agreement.



     "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as Outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that such Common Units shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement).


     "Over-allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

     "Parity Units" means Common Units and all other Units having rights to distributions or in liquidation ranking on a parity with the Common Units.

     "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation
Section 1.704-2(b)(4).

     "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

     "Partner Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

     "Partners" means the General Partner, the Limited Partners and the holders of Common Units, Subordinated Units and Incentive Distribution Rights.

     "Partnership" means Heritage Propane Partners, L.P., a Delaware limited partnership, and any successors thereto.

     "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of either such entity, treated as a single consolidated entity.

     "Partnership Interest" means an interest in the Partnership, which shall include general partner interests, Common Units, Subordinated Units, Incentive Distribution Rights and other Partnership Securities, or a combination thereof or interest therein, as the case may be.

     "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

     "Partnership Security" means any class or series of Unit, any option, right, warrant or appreciation rights relating thereto, or any other type of equity interest that the Partnership may lawfully issue, or any unsecured or secured debt obligation of the Partnership that is convertible into any class or series of equity interests of the Partnership.


     "Percentage Interest" means as of the date of such determination (a) as to the General Partner (in its capacity as General Partner without reference to any Units or limited partner interests held by it), 1.0%, (b) as to any Unitholder or Assignee holding Units, the product of (i) 99% less the percentage applicable to paragraph (c) multiplied by (ii) the quotient of the number of Units held by such Unitholder or Assignee divided by the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.


     "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.


     "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.


     "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners, Unitholders and Assignees, in accordance with their respective Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

     "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

     "Quarter" means, unless the context requires otherwise, a fiscal quarter of the Partnership.

     "Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Sections 734 or 743 of the Code) upon the disposition of any property or asset of the

Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.


     "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or participate in any offer.


     "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to a holder of a general partner interest, a Subordinated Unit, an Incentive Distribution Right or other Partnership Interest, the Person in whose name such general partner interest, Subordinated Unit, Incentive Distribution Right or other Partnership Interest is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

     "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to
Section 4.11.


     "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-4018) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.



     "Remaining Net Positive Adjustments" means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner, the excess of
(a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner's Share of Additional Book Basis Derivative Items for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.


     "Required Allocations" means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and
(b) any allocation of an item of income, gain, loss or deduction pursuant to
Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

     "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.


     "Second Liquidation Target Amount" has the meaning assigned to such term in
Section 6.1(c)(i)(E).



     "Second Target Distribution" means $0.635 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on August 31, 1996, it means the product of $0.635 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.


     "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.


     "Share of Additional Book Basis Derivative Items" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period,
(i) with respect to the Limited Partners holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as such Limited Partner's Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner, the amount that bears the same ratio to such additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such Period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.


     "Special Approval" means approval by a majority of the members of the Audit Committee.


     "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees (other than of holders of the Incentive Distribution Rights) and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit.


     "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:


          (a) the first day of any Quarter beginning after May 31, 2001 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the general partner interest in the Partnership and in the Operating Partnership, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and


          (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

     "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or
(ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

     "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

     "Surviving Business Entity" has the meaning assigned to such term in
Section 14.2(b).


     "Third Target Distribution" means $0.825 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on August 31, 1996, it means the product of $0.825 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

     "Trading Day" has the meaning assigned to such term in Section 15.1(a).

     "Transfer" has the meaning assigned to such term in Section 4.4(a).

     "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Units.

     "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

     "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

     "Underwriting Agreement" means the Underwriting Agreement dated
  , 1996, among the Underwriters, the Partnership and certain other parties, providing for the purchase of Common Units by such Underwriters.


     "Unit" means a Partnership Interest of a Limited Partner or Assignee in the Partnership and shall include Common Units and Subordinated Units but shall not include (x) the general partner interest in the Partnership or (y) Incentive Distribution Rights.


     "Unitholders" means the holders of Common Units and Subordinated Units.

     "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Units.

     "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

     "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over
(b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

     "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

     "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

     "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

     "Withdrawal Opinion of Counsel" has the meaning assigned to such term in
Section 11.1(b).

1.2  Construction

     Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; and (c) "include" or "includes" means includes, without limitation, and "including" means including, without limitation.

                                   ARTICLE II

                                  ORGANIZATION

2.1  Formation

     The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Heritage Propane Partners, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.


     The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership or other entity in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things necessary or appropriate to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to conduct business or own property. Subject to the provisions of Section 3.4(a), the Partnership shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner or Assignee.


2.2  Name

     The name of the Partnership shall be "Heritage Propane Partners, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

2.3  Registered Office; Registered Agent; Principal Office; Other Offices


     Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, New Castle County, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be CT Corporation System. The principal office of the Partnership shall be located at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.


2.4  Purpose and Business

     The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a limited partner in the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a limited partner in the Operating Partnership pursuant to the Operating

Partnership Agreement or otherwise, (b) engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or to enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners, or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

2.5  Powers

     The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section
2.4 and for the protection and benefit of the Partnership.

2.6  Power of Attorney

     (a) Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to
Section 12.3, the Liquidator, severally (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:


          (i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement;
     (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and


          (ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

     Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

     (b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

2.7  Term

     The Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the close of Partnership business on September 30, 2085 or until the earlier termination of the Partnership in accordance with the provisions of
Article XII.

2.8  Title to Partnership Assets


     Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

                                  ARTICLE III

                           RIGHTS OF LIMITED PARTNERS

3.1  Limitation of Liability

     The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

3.2  Management of Business


     No Limited Partner or Assignee (other than the General Partner or any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner or any of its Affiliates, or any director, employee or agent of a Group Member, in its capacity as such, if such Person shall also be a Limited Partner or Assignee) shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, partner, agent or trustee of the General Partner or any of its Affiliates, or any director, employee or agent of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.


3.3  Outside Activities of the Limited Partners

     Subject to the provisions of Section 7.5, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

3.4  Rights of Limited Partners

     (a) In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

          (i) to obtain true and full information regarding the status of the business and financial condition of the Partnership;

          (ii) promptly after becoming available, to obtain a copy of the Partnership's federal, state and local tax returns for each year;

          (iii) to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

          (iv) to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v) to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi) to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

     (b) The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

                                   ARTICLE IV

                   CERTIFICATES; RECORD HOLDERS; TRANSFER OF
                      PARTNERSHIP INTERESTS; REDEMPTION OF
                             PARTNERSHIP INTERESTS

4.1  Certificates

     Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition,
(a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the General Partner's name evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights. Certificates shall be executed on behalf of the Partnership by the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent. The Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

4.2  Mutilated, Destroyed, Lost or Stolen Certificates

     (a) If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate Officers of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number of Units as the Certificate so surrendered.

     (b) The General Partner shall execute, and the Transfer Agent shall countersign and deliver a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

          (i) makes proof by affidavit, in form and substance satisfactory to the Partnership, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii) requests the issuance of a new Certificate before the Partnership has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii) if requested by the Partnership, delivers to the Partnership a bond, in form and substance satisfactory to the Partnership, with surety or sureties and with fixed or open penalty as the Partnership may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv) satisfies any other reasonable requirements imposed by the Partnership.

     If a Limited Partner or Assignee fails to notify the Partnership within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Units represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the

Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner and the Transfer Agent for such transfer or for a new Certificate.

     (c) As a condition to the issuance of any new Certificate under this
Section 4.2, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

4.3  Record Holders


     The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Units, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.


4.4  Transfer Generally

     (a) The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its Partnership Interest as a general partner in the Partnership to another Person, by which the holder of a Unit assigns such Unit to another Person who is or becomes a Partner or an Assignee, by which the holder of an Incentive Distribution Right assigns such Partnership Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

     (b) No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.


     (c) Nothing contained in this Agreement shall be construed to prevent a disposition by any shareholder of the General Partner of any or all of the issued and outstanding capital stock of the General Partner.



4.5  Registration and Transfer of Units


     (a) The Partnership shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Units. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates representing Units unless such transfers are effected in the manner described in this Section 4.5. Upon surrender for registration of transfer of any Units evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers on behalf of the Partnership shall execute, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number of Units as was evidenced by the Certificate so surrendered.

     (b) Except as otherwise provided in Section 4.10, the Partnership shall not recognize any transfer of Units until the Certificates evidencing such Units are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

     (c) Units may be transferred only in the manner described in this Section
4.5. The transfer of any Units and the admission of any new Partner shall not constitute an amendment to this Agreement.

     (d) Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Unit shall be an Assignee in respect of such Unit. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

     (e) A transferee who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and
(v) given the consents and approvals and made the waivers contained in this Agreement.


     (f) The General Partner shall have the right at any time to transfer its Subordinated Units and Common Units whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.


4.6  Transfer of a General Partner's General Partner Interest


     Except for a transfer by the General Partner of all, but not less than all, of its Partnership Interest as general partner in the Partnership to (a) an Affiliate of the General Partner or (b) another Person in connection with the merger or consolidation of the General Partner with or into another Person or the transfer by the General Partner of all or substantially all of its assets to another Person, (which in any such case, shall only be limited by the other provisions of this Section 4.6), prior to June 30, 2006, the General Partner shall not transfer all or any part of its Partnership Interest as general partner in the Partnership to a Person unless such transfer has been approved by the prior written consent or vote of the holders of at least a Unit Majority. Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its Partnership Interest as general partner in the Partnership to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and the Operating Partnership Agreement and to be bound by the provisions of this Agreement and the Operating Partnership Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership interest of the General Partner as the general partner of each other Group Member. In the case of a transfer pursuant to and in compliance with this
Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as a General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.


4.7  Intentionally Deleted

4.8  Transfer of Incentive Distribution Rights


     A holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders, (a) to its Affiliates (including, without limitation, if such holder is an individual, (i) any family members or relatives of such holder,
(ii) any trusts created for the benefit of such holder or any of the persons described in clauses (i) and (iii) in the event of the incompetence or death of such holder or any of the persons described in clause (i), such person's estate executor, administrator, committee, representative or beneficiaries) or (b) to another Person in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into another Person or (ii) the transfer by such holder of all or substantially all of its assets to another Person. Any other transfer of the Incentive Distribution Rights shall require the prior approval of holders of at least a Unit Majority. The General Partner shall have the authority (but shall not be required) to adopt such reasonable restrictions on the transfer of Incentive Distribution Rights and requirements for registering the transfer of Incentive Distribution Rights as the General Partner, in its sole discretion, shall determine are necessary or appropriate.


4.9  Restrictions on Transfers

     (a) Notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interest shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authorities with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).


     (b) The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of the Partnership or the Operating Partnership becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Units on the principal National Securities Exchange on which such class of Units is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Units of such class.


     (c) The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

     (d) No transfer of Units will be recorded or otherwise recognized by the Partnership unless and until the transferee has delivered a properly executed Transfer Application to the General Partner in which the transferee certifies that he, and if the transferee is nominee holding for the account of another Person, that to the best of his knowledge such other Person, is a Calendar Year Taxpayer. A transferee of a Limited Partner Interest who is not a Calendar Year Taxpayer will only have the right to resell his interest, will not be recorded as a Limited Partner in the Partnership and will not share in any rights, benefits or burdens as a Limited Partner in the Partnership.


     (e) Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.


4.10  Citizenship Certificates; Non-citizen Assignees

     (a) If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Partner or Assignee, the General Partner may request any Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Partner or Assignee is not an Eligible Citizen, the Partnership

Interests owned by such Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.11. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Partner in respect of his Units.

     (b) The General Partner shall, in exercising voting rights in respect of Units held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of Partners (including without limitation the General Partner) in respect of Units other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.


     (c) Intentionally Deleted


     (d) At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Units of such Non-citizen Assignee not redeemed pursuant to Section 4.11, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Units.

4.11  Redemption of Partnership Interests of Non-citizen Assignees

     (a) If at any time a Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.10(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Partner or Assignee establishes to the satisfaction of the General Partner that such Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Partner or Assignee as follows:

          (i) The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii) The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Partnership Interests of the class to be so redeemed multiplied by the number of Partnership Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii) Upon surrender by or on behalf of the Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv) After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Partnership Interests.

     (b) The provisions of this Section 4.11 shall also be applicable to Partnership Interests held by a Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

     (c) Nothing in this Section 4.11 shall prevent the recipient of a notice of redemption from transferring his Partnership Interests before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Partnership Interests certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.


                                   ARTICLE V

                     CAPITAL CONTRIBUTIONS AND ISSUANCE OF
                             PARTNERSHIP INTERESTS

5.1  Organizational Contributions

     In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $10.00, for an interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $990.00 for an interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution and Conveyance Agreement; the initial Capital Contributions of each Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-nine percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

5.2  Contributions by General Partner


     On the Closing Date and pursuant to the Contribution and Conveyance Agreement, the General Partner shall contribute to the Partnership, as a Capital Contribution, a limited partner interest in the Operating Partnership in exchange for (i) the continuation of its Partnership Interest as general partner of the Partnership, subject to all of the rights, privileges and duties of the General Partner under this Agreement, (ii) 3,702,943 Subordinated Units and
(iii) all of the Incentive Distribution Rights. In addition, upon the issuance of any additional Limited Partner Partnership Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering or pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 1/99th of any amount contributed to the Partnership in exchange for such Additional Units. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.


5.3  Contributions by Initial Limited Partners


     (a) On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the "Closing Date," as such term is defined in the Underwriting Agreement. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by
(ii) the Issue Price per Initial Common Unit.


     (b) Upon the exercise of the Over-allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option

Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.



     (c) No Limited Partner Partnership Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 4,025,000 and (ii) the "Optional Units" as such term is defined in the Underwriting Agreement in aggregate number up to 603,750 issuable upon exercise of the Over-allotment Option pursuant to subparagraph (b) hereof, (iii) the 3,702,943 Subordinated Units issuable to the General Partner pursuant to Section 5.2 hereof, and (iv) the Incentive Distribution Rights issuable to the General Partner pursuant to
Section 5.2 hereof.


5.4  Interest and Withdrawal

     No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of 17-502(b) of the Delaware Act.

5.5  Capital Accounts

     (a) The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with
Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest pursuant to this Agreement and (ii) all items of Partnership income and gain (including, without limitation, income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

     (b) For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners' Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including, without limitation, any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

          (i) Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the Operating Partnership Agreement) of all property owned by the Operating Partnership.

          (ii) All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to
     Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

          (iii) Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

          (iv) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (v) In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt.

          (vi) If the Partnership's adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to
     Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section
     6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.


     (c) (i) Except as otherwise provided in Section 5.5(c)(ii), a transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred; provided, however, that, if the transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, the Partnership's properties and liabilities shall be deemed (i) to have been distributed in liquidation of the Partnership to the Partners (including any transferee of a Partnership Interest that is a party to the transfer causing such termination) pursuant to Section
12.4 (after adjusting the balance of the Capital Accounts of the Partners as provided in Section 5.5(d)(ii)) and recontributed by such Partners in reconstitution of the Partnership or (ii) to be treated as mandated by Treasury Regulations issued pursuant to Sections 708 and 704 of the Code as amended. Any such deemed contribution and distribution shall be treated as an actual contribution and distribution for purposes of this Section 5.5. In such event, the Carrying Values of the Partnership properties shall be adjusted immediately prior to such deemed contribution and distribution pursuant to Section 5.5(d)(ii) and such Carrying Values shall then constitute the Agreed Values of such properties upon such deemed contribution to the new Partnership. The Capital Accounts of such new Partnership shall be maintained in accordance with the principles of this Section 5.5.



     (ii) Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units. Following any such allocation, the transferor's Capital Account, if any, maintained with respect to the retained Subordinated Units or converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee's Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.


     (d) (i) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Units for cash or Contributed Property or the conversion of the General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1(c). In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to the issuance of additional Units shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable) to arrive at a fair market value for individual properties.



     (ii) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1(c). In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including, without limitation, cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution which is not made pursuant to Section 12.4 or in the case of a deemed contribution and/or distribution occurring as a result of a termination of the Partnership pursuant to Section 708 of the Code, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.


5.6  Issuances of Additional Partnership Securities

     (a) Subject to Section 5.7, the Partnership may issue additional Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.


     (b) Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership Security will be issued, evidenced by certificates and assigned or transferred; and (vii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.


     (c) The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities pursuant to this Section 5.6, (ii) the conversion of a general partner interest into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of a general partner interest into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.


5.7  Limitations on Issuance of Additional Partnership Securities

     The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:


     (a) During the Subordination Period, the Partnership shall not issue an aggregate of more than 2,012,500 additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units issued (A) in connection with the exercise of the Over-allotment Option, (B) in accordance with Sections 5.7(b) and 5.7(c), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) pursuant to the employee benefit plans of the Partnership or any other Group Member and (E) in the event of a combination or subdivision of Common Units.



     (b) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted in an increase in:



          (A) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to



          (B) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.



     If the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis not inconsistent with the procedure, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that
(1) all of the Parity Units or Partnership Securities to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such debt issuance) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities.



     (c) The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders if the proceeds from such issuance are used exclusively to repay up to $30 million of indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units or Partnership Securities, plus the related distributions on the general partner interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units or Partnership Securities had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units or Partnership Securities) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period).


     (d) During the Subordination Period, the Partnership shall not issue additional Partnership Securities having rights to distributions or in liquidation ranking prior or senior to the Common Units, without the prior approval of the holders of a Unit Majority.

     (e) No fractional Units shall be issued by the Partnership.

5.8  Conversion of Subordinated Units


     (a) A total of 925,736 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after May 31, 1999, in respect of which:


          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;


          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the general partner interest in the Partnership and the general partner interest in the Operating Partnership, during such periods; and


          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero.


     (b) An additional 925,736 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the Record Date for distribution in respect of any Quarter ending on or after May 31, 2000, in respect of which:


          (i) distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units during such periods;


          (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-Quarter periods immediately preceding such date equals or exceeds the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, plus the related distribution on the general partner interest in the Partnership and the general partner interest in the Operating Partnership, during such periods; and

          (iii) the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this
Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

     (c) In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Section 5.8(a) or 5.8(b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

     (d) Any Subordinated Units that are not converted into Common Units pursuant to Sections 5.8(a) and (b) shall convert into Common Units on a one-for-one basis on the first day following the Record Date for distributions in respect of the final Quarter of the Subordination Period.


     (e) Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4 hereof.


     (f) A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

5.9  Limited Preemptive Right

     Except as provided in this Section 5.9 and Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

5.10  Splits and Combination


     (a) Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.



     (b) Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

     (c) Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

     (d) The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(e) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

5.11  Fully Paid and Non-Assessable Nature of Limited Partner Partnership
Interests

     All Limited Partner Partnership Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Partnership Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

                                   ARTICLE VI

                         ALLOCATIONS AND DISTRIBUTIONS

6.1  Allocations for Capital Account Purpose

     For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided hereinbelow.

     (a) Net Income. After giving effect to the special allocations set forth in
Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

          (i) First, 100% to the General Partner until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

          (ii) Second, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

          (iii) Third, the balance, if any, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests.

     (b) Net Losses. After giving effect to the special allocations set forth in
Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

          (i) First, 100% to the General Partner and the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any

     Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (ii) Second, 100% to the General Partner and the Unitholders in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

          (iii) Third, the balance, if any, 100% to the General Partner.

     (c) Net Termination Gains and Losses. After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section
6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this
Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

          (i) If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

             (A) First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;


             (B) Second, 99% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;



             (C) Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the expiration of the Subordination Period, 99% to all Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital, determined for the taxable year (or portion thereof) to which this allocation of gain relates, plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;


             (D) Fourth, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus
        (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

             (E) Fifth, 85.8673% to all Unitholders, in accordance with their relative Percentage Interests, 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount");

             (F) Sixth, 75.7653% to all Unitholders, in accordance with their relative Percentage Interests, 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, plus (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Operating Surplus that was distributed pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv); and

             (G) Finally, any remaining amount 50.5102% to all Unitholders, in accordance with their relative Percentage Interests, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner.

          (ii) If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:


             (A) First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 99% to the Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;



             (B) Second, 99% to all Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and


             (C) Third, the balance, if any, 100% to the General Partner.

     (d) Special Allocations. Notwithstanding any other provision of this
Section 6.1, the following special allocations shall be made for such taxable period:

          (i) Partnership Minimum Gain Chargeback. Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

          (ii) Chargeback of Partner Nonrecourse Debt Minimum Gain. Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation

     Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner's Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

          (iii) Priority Allocations.

             (A) If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Unit basis) to such Unitholder exceeds the distribution (on a per Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to 1/99 of the sum of the amounts allocated in clause (1) above.

             (B) After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year.

          (iv) Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

          (v) Gross Income Allocations. In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

          (vi) Nonrecourse Deductions. Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

          (vii) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner

     Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

          (viii) Nonrecourse Liabilities. For purposes of Treasury Regulation
     Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

          (ix) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(c) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury regulations.


          (x) Economic Uniformity. At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Sections 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain which increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will only be available to the General Partner if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.


          (xi) Curative Allocation.

             (A) Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to
        (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and
        (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner reasonably determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner reasonably determines that such allocations are likely to be offset by subsequent Required Allocations.

             (B) The General Partner shall have reasonable discretion, with respect to each taxable period, to (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

          (xii) Corrective Allocations. In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:


             (A) In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders and the General Partner, or additional items of deduction and loss away from the Unitholders and the General Partner to the holders of Incentive Distribution Rights, Pro Rata, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders or the General Partner exceeds their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders and the General Partner shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders or the General Partner under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.


             (B) In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as reasonably determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the holders of Incentive Distribution Rights will equal the amount which would have been the holders of Incentive Distribution Rights Capital Account balance if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

             (C) In making the allocations required under this Section 6.1(d)(xii), the General Partner, in its sole discretion, may apply whatever conventions or other methodology it deems reasonable to satisfy the purpose of this Section 6.1(d)(xii).


6.2  Allocations for Tax Purposes


     (a) Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1.

     (b) In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

          (i) (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under
     Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution;

     and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.

          (ii) (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or (ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section 6.1.


          (iii) The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.


     (c) For the proper administration of the Partnership and for the preservation of uniformity of the Units (or any class or classes thereof), the General Partner shall have sole discretion to (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury regulations under Section 704(b) or
Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Units (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Units issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

     (d) The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property, despite any inconsistency of such approach with Proposed Treasury Regulation Section 1.168-2(n), Treasury Regulation Section 1.167(c)-l(a)(6) or the legislative history of Section 197 of the Code. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other reasonable depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Units.

     (e) Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     (f) All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.


     (g) Each item of Partnership income, gain, loss and deduction attributable to a transferred general partner interest or to transferred Units or Incentive Distribution Rights, shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) if the Over-allotment Option is not exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month or (ii) if the Over-allotment Option is exercised, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date (as defined in the Underwriting Agreement) occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership other than in the ordinary course of business shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary, to the extent permitted or required by
Section 706 of the Code and the regulations or rulings promulgated thereunder.


     (h) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Units held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner in its sole discretion.

6.3 Requirement and Characterization of Distributions; Distributions to Record Holders


     (a) Within 45 days following the end of each Quarter commencing with the Quarter ending on August 31, 1996, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.



     (b) In the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.


     (c) The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

     (d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

6.4  Distributions of Available Cash from Operating Surplus


     (a) During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to

Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:


          (i) First, 99% to the Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;



          (ii) Second, 99% to the Unitholders holding Common Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;



          (iii) Third, 99% to the Unitholders holding Subordinated Units, in proportion to their relative Percentage Interests, and 1% to the General Partner until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;



          (iv) Fourth, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;



          (v) Fifth, 85.8673% to all Unitholders, in accordance with their relative Percentage Interests, 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;



          (vi) Sixth, 75.7653% to all Unitholders, in accordance with their relative Percentage Interests, 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and


          (vii) Thereafter, 50.5102% to all Unitholders, in accordance with their relative Percentage Interests, 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

     (b) After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by
Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:


          (i) First, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;



          (ii) Second, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;



          (iii) Third, 85.8673% to all Unitholders, in accordance with their relative Percentage Interests, and 13.1327% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

          (iv) Fourth, 75.7653% to all Unitholders, in accordance with their relative Percentage Interests, and 23.2347% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and


          (v) Thereafter, 50.5102% to all Unitholders, in accordance with their relative Percentage Interests, and 48.4898% to the holders of the Incentive Distribution Rights, Pro Rata, and 1% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

6.5  Distributions of Available Cash from Capital Surplus

     Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3 shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 99% to all Unitholders, in accordance with their relative Percentage Interests, and 1% to the General Partner until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 99% to all Unitholders holding Common Units, in accordance with their relative Percentage Interests, and 1% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

6.6  Adjustment of Minimum Quarterly Distribution and Target Distribution Levels


     (a) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.



     (b) The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall also be subject to adjustment pursuant to Section 6.9.


6.7  Special Provisions Relating to the Holders of Subordinated Units

     (a) Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to

Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b).

     (b) The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(x); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

6.8  Special Provisions Relating to the Holders of Incentive Distribution Rights


     Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.


6.9  Entity-Level Taxation


     If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise subjects the Partnership or the Operating Partnership to entity-level taxation for federal income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Partnership for the taxable year of the Partnership in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Partnership for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Partnership or the Operating Partnership is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Partnership or the Operating Partnership had been subject to such state and local taxes during such preceding taxable year.


                                  ARTICLE VII

                      MANAGEMENT AND OPERATION OF BUSINESS

7.1  Management

     (a) The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

          (i) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations;

          (ii) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;


          (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);



          (iv) the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group, the lending of funds to other Persons (including the Operating Partnership), the repayment of obligations of the Partnership and the Operating Partnership and the making of capital contributions to any member of the Partnership Group;


          (v) the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi) the distribution of Partnership cash;

          (vii) the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

          (viii) the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

          (ix) the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations or other relationships (including the acquisition of interests in, and the contributions of property to, the Operating Partnership from time to time);

          (x) the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

          (xi) the indemnification of any Person against liabilities and contingencies to the extent permitted by law;


          (xii) the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Units from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.9);



          (xiii) the purchase, sale or other acquisition or disposition of Units, or, unless restricted or prohibited by Section 5.7, the issuance of additional Units or other Partnership Securities; and

          (xiv) the undertaking of any action in connection with the Partnership's participation in the Operating Partnership as the limited partner.

     (b) Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and Assignees and each other Person who may acquire an interest in Units hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Operating Partnership Agreement, the Underwriting Agreement, the Conveyance and Contribution Agreement, the agreements and other documents filed as exhibits to the Registration Statement, and the other agreements described in or filed as a part of the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Units; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or the Assignees or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

7.2  Certificate of Limited Partnership


     The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act and shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner or Assignee.


7.3  Restrictions on General Partner's Authority


     (a) The General Partner may not, without written approval of the specific act by holders of all of the outstanding Units or by other written instrument executed and delivered by all of the Outstanding Units subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership;
(ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as general partner of the Partnership.


     (b) Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership, without the approval of holders of at least a Unit Majority; provided however that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of at least a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would have a material adverse effect on the Partnership as a partner of the Operating Partnership or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Operating Partnership.


     (c) At all times while serving as the general partner of the Partnership, the General Partner shall not make any dividend or distribution on, or repurchase any shares of, its stock or take any other action within its control if the effect of such action would cause its net worth, independent of its interest in the Partnership Group, to be less than $8.2 million or such lower amount, which based on an Opinion of Counsel that states, (i) based on a change in the position of the Internal Revenue Service with respect to partnership status pursuant to Code Section 7701, such lower amount would not cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes and (ii) would not result in the loss of the limited liability of any Limited Partner or of the limited partner of the Operating Partnership.


7.4  Reimbursement of the General Partner

     (a) Except as provided in this Section 7.4 and elsewhere in this Agreement or in the Operating Partnership Agreement, the General Partner shall not be compensated for its services as general partner of any Group Member.


     (b) The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.



     (c) Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Units or options to purchase Units), or cause the Partnership to issue Partnership Securities, in connection with, pursuant to any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Units or other Partnership Securities that the General Partner or such Affiliate is obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliate of Units or other Partnership Securities purchased by the General Partner or such Affiliate from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's Partnership Interest as a general partner in the Partnership pursuant to Section 4.6.

7.5  Outside Activities


     (a) After the Closing Date, the General Partner, for so long as it is the general partner of the Partnership (i) agrees that its sole business will be to act as a general partner of the Partnership, the Operating Partnership, and any other partnership of which the Partnership or the Operating Partnership is, directly or indirectly, a partner and to undertake activities that are ancillary or related thereto (including being a limited partner in the partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (ii) shall not, and shall cause its Affiliates (other than a Group member) not to, engage in the retail sale of propane to end users in the continental United States.



     (b) Except as restricted by Sections 7.5(a), each Indemnitee shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement or the partnership relationship established hereby or thereby in any business ventures of any Indemnitee.



     (c) Subject to the terms of Section 7.5(a) and (b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners and (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership (including, without limitation, the General Partner and the Indemnities shall have no obligation to present business opportunities to the Partnership).



     (d) The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of an Assignee or Limited Partner, as applicable, relating to such Units or Partnership Securities.



     (e) The term "Affiliates" when used in Section 7.5(b) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.


7.6 Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner

     (a) The General Partner or any Affiliate thereof may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).



     (b) The Partnership may lend or contribute to any Group Member and any Group Member, may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.



     (c) The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as general partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).



     (d) The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.



     (e) Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 4.1, 4.2 and 5.3, the Conveyance and Contribution Agreement and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Units, the Audit Committee, in determining whether the appropriate number of Units are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Audit Committee deems relevant under the circumstances.


     (f) The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

     (g) Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

7.7  Indemnification

     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee, provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner with respect to its obligations incurred pursuant to the Underwriting Agreement or the Conveyance and Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership or the Operating Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this
Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.


     (b) To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

     (c) The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Units, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.


     (d) The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.


     (e) For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f) In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i) No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.8  Liability of Indemnitees

     (a) Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Units, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

     (b) Subject to its obligations and duties as General Partner set forth in
Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

     (c) Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

7.9  Resolution of Conflicts of Interest


     (a) Unless otherwise expressly provided in this Agreement or the Operating Partnership Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Audit Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Audit Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;
(B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Audit Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Audit Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.


     (b) Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, the Operating Partnership, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, any other agreement contemplated hereby or under the Delaware Act or any other Law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 1% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.


     (c) Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

     (d) The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner of a Group Member, to approve of actions by the general partner of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

7.10  Other Matters Concerning the General Partner

     (a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

     (b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     (c) The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

     (d) Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

7.11  Intentionally Deleted

7.12  Purchase or Sale of Units


     The General Partner may cause the Partnership to purchase or otherwise acquire Units; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause the Partnership to purchase Subordinated Units during the Subordination Period. As long as Units are held by any Group Member, such Units shall not be considered outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Units for its own account, subject to the provisions of Articles IV and X.


7.13  Registration Rights of the General Partner and its Affiliates


     (a) If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.13, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Units or other Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Units (the "Holder") to dispose of the number of Units or other securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Units or other Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Units or other securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.13(a); and provided further, however, that if the Audit Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and
(y) such documents as may be necessary to apply for listing or to list the securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Units in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.



     (b) If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.13(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder which, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.13(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.


     (c) If underwriters are engaged in connection with any registration referred to in this Section 7.13, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.13(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Units were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.


     (d) The provisions of Section 7.13(a) and 7.13(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Units or other Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same securities for which registration was demanded during such two-year period. The provisions of Section 7.13(c) shall continue in effect thereafter.


     (e) Any request to register Partnership Securities pursuant to this Section
7.13 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such shares for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

7.14  Reliance by Third Parties


     Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of the Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.


                                  ARTICLE VIII

                     BOOKS, RECORDS, ACCOUNTING AND REPORTS

8.1  Records and Accounting

     The Partnership shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Unitholders any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

8.2  Fiscal Year


     The fiscal year of the Partnership shall be from September 1st to August 31st.


8.3  Reports

     (a) As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

     (b) As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each year, the General Partner shall cause to be mailed or furnished to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

                                   ARTICLE IX

                                  TAX MATTERS

9.1  Tax Returns and Information

     The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and a taxable year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

9.2  Tax Elections


     (a) The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Unitholders. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of Units will be deemed to be the lowest quoted closing price of the Units on any National Securities Exchange on which such Units are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.


     (b) The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

     (c) Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

9.3  Tax Controversies

     Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

9.4  Withholding

     Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may be treated as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

                                   ARTICLE X

                             ADMISSION OF PARTNERS

10.1  Admission of Initial Limited Partners


     Upon the issuance by the Partnership of Subordinated Units to the General Partner as described in Section 5.2, the General Partner shall be deemed to have been admitted to the Partnership as a Limited Partner in respect of the Subordinated Units issued to it. Upon the issuance by the Partnership of Common Units to the Underwriters as described in Section 5.3 in connection with the Initial Offering and the execution by each Underwriter of a Transfer Application, the General Partner shall admit the Underwriters to the Partnership as Initial Limited Partners in respect of the Common Units purchased by them.


10.2  Admission of Substituted Limited Partner


     By transfer of a Unit in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Units. Each transferee of a Unit (including any nominee holder or an agent acquiring such Unit for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Units so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Units that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Units on any matter, vote such Units at the written direction of the Assignee who is the Record Holder of such Units. If no such written direction is received, such Units will not be voted. An Assignee shall have no other rights of a Limited Partner.


10.3  Admission of Successor General Partner


     A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's Partnership Interest as general partner in the Partnership pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the General Partner pursuant to Section 11.1 or 11.2 or the transfer of the General Partner's Partnership Interest as a general partner in the Partnership pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the Partnership and the Operating Partnership without dissolution.


10.4  Admission of Additional Limited Partners

     (a) A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and (ii) such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.



     (b) Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.


10.5  Amendment of Agreement and Certificate of Limited Partnership

     To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to
Section 2.6.

                                   ARTICLE XI

                       WITHDRAWAL OR REMOVAL OF PARTNERS

11.1  Withdrawal of the General Partner

     (a) The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");


          (i) the General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners (and it shall be deemed that the General Partner has withdrawn pursuant to this Section 11.1(a)(i) if the General Partner voluntarily withdraws as general partner of the Operating Partnership);


          (ii) the General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

          (iii) the General Partner is removed pursuant to Section 11.2;

          (iv) the General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor in possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;


          (v) a final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or



          (vi) (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; or (B) in the event the General Partner is a partnership, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B),
(C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.



     (b) Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2006, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a Unit Majority and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or of the limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2006, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to
Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Unitholders, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner of the other Group Members. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section
11.1 shall be subject to the provisions of Section 10.3.


11.2  Removal of the General Partner


     The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding at least a Unit Majority (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner of the other Group Members. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become the successor general partner of the other Group Members. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.


11.3  Interest of Departing Partner and Successor General Partner

     (a) In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option exercisable prior to the effective date of the departure of such Departing Partner to require its successor to purchase its Partnership Interest as a general partner in the Partnership and its partnership interest as the general partner in the other Group Members and its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement or the Operating Partnership Agreement, and if a successor General Partner is elected in accordance with the terms of
Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest of the Departing Partner for such fair market value of such Combined Interest. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the General Partner for the benefit of the Partnership or the other Group Members.



     For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the General Partner and other factors it may deem relevant.



     (b) If the Combined Interest is not purchased in the manner set forth in
Section 11.3(a), the Departing Partner shall become a Limited Partner and the Departing Partner's Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner becomes a Limited Partner. For purposes of this Agreement, conversion of the General Partner's Combined Interest to Common Units will be characterized as if the General Partner contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.



     (c) If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in an amount equal to 1/99th of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to such Percentage Interest of all Partnership allocations and distributions and any other allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 1% (or if the Over-allotment Option is exercised, the Percentage Interest of the Departing Partner), and that of the holders of Outstanding Units shall be 99% (or if the Over-allotment Option is exercised, 100% less the Percentage Interest of the Departing Partner).


11.4 Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages


     Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.


11.5  Withdrawal of Limited Partners

     No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Units or Incentive Distribution Rights becomes a Record Holder of the Units or Incentive Distribution Rights so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Units or Incentive Distribution Rights so transferred.

                                  ARTICLE XII

                          DISSOLUTION AND LIQUIDATION

12.1  Dissolution


     The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:


     (a) the expiration of its term as provided in Section 2.7;

     (b) an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

     (c) an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

     (d) entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

     (e) the sale of all or substantially all of the assets and properties of the Partnership Group.

12.2  Continuation of the Business of the Partnership After Dissolution

     Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in
Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or
(vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor general partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i) the reconstituted Partnership shall continue until the end of the term set forth in Section 2.7 unless earlier dissolved in accordance with this Article XII;

          (ii) if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii) all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor general partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

12.3  Liquidator


     Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to
Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.


12.4  Liquidation

     The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:


     (a) Disposition of Assets. The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale of all or some of the Partnership's assets would be impractical or would cause undue loss to the partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the partners.


     (b) Discharge of Liabilities. Liabilities of the Partnership include amounts owed to Partners otherwise in respect of their distribution rights under
Article VI. With respect to any liability that is contingent or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.


     (c) Liquidation Distributions. All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).


12.5  Cancellation of Certificate of Limited Partnership

     Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

12.6  Return of Contributions

     The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

12.7  Waiver of Partition

     To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

12.8  Capital Account Restoration

     No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

                                  ARTICLE XIII

           AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

13.1  Amendment to be Adopted Solely by the General Partner

     Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement to execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

     (a) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

     (b) admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

     (c) a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Partnership and the Operating Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;


     (d) a change that, in the discretion of the General Partner, (i) does not adversely affect the Unitholders in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Unitholders,
(iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10, or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;


     (e) a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

     (f) an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

     (g) subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

     (h) any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

     (i) an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

     (j) an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity other than the Operating Partnership, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;


     (k) a merger or conveyance pursuant to Section 14.3(d); or


     (l) any other amendments substantially similar to the foregoing.

13.2  Amendment Procedures


     Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of at least a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.


13.3  Amendment Requirements

     (a) Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

     (b) Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to the General Partner or any of its Affiliates without its consent, which may be given or withheld in its sole discretion, (iii) change Section 12.1(a) or (c), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(c), give any Person the right to dissolve the Partnership.

     (c) Except as provided in Section 14.3, and except as otherwise provided, and without limitation of the General Partner's authority to adopt amendments to this Agreement as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Partnership Interests of the class affected.


     (d) Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 7.3 or 13.1 and except as otherwise provided by
Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Common Units and Subordinated Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.



     (e) Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.


13.4  Special Meetings

     All acts of Unitholders to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Unitholders may be called by the General Partner or by Unitholders owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Unitholders shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Unitholders wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Unitholders or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Unitholders either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Unitholders shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Unitholders' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

13.5  Notice of a Meeting

     Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

13.6  Record Date


     For purposes of determining the Unitholders entitled to notice of or to vote at a meeting of the Unitholders or to give approvals without a meeting as provided in Section 13.11, the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Unitholders are requested in writing by the General Partner to give such approvals.


13.7  Adjournment

     When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

13.8  Waiver of Notice; Approval of Meeting; Approval of Minutes

     The transactions of any meeting of Unitholders, however called and noticed, and whenever held, shall be as valid as if occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Unitholders representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Unitholder at a meeting shall constitute a waiver of notice of the meeting, except when the Unitholder does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

13.9  Quorum

     The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Unitholders duly called and held in accordance with this Agreement at which a quorum is present, the act of Unitholders holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Unitholders, unless a greater or different percentage is required with respect to such action under the provisions of this

Agreement, in which case the act of the Unitholders holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Unitholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Unitholders to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement. In the absence of a quorum any meeting of Unitholders may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

13.10  Conduct of a Meeting


     The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Unitholders or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Unitholders or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.


13.11  Action Without a Meeting

     If authorized by the General Partner, any action that may be taken at a meeting of the Unitholders may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Unitholders owning not less than the minimum percentage of the Outstanding Units that would be necessary to authorize or take such action at a meeting at which all the Unitholders were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Unitholders who have not approved in writing. The General Partner may specify that any written ballot submitted to Unitholders for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Unitholders the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Unitholders is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and
(ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

13.12  Voting and Other Rights

     (a) Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

     (b) With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of
Section 4.3.

                                  ARTICLE XIV

                                     MERGER

14.1  Authority

     The Partnership may merge or consolidate with one or more corporations, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

14.2  Procedure for Merger or Consolidation

     Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

     (a) The names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

     (b) The name and jurisdictions of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

     (c) The terms and conditions of the proposed merger or consolidation;

     (d) The manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

     (e) A statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

     (f) The effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement

(provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

     (g) Such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

14.3  Approval by Unitholders of Merger or Consolidation


     (a) Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article
XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.



     (b) Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require the vote or consent of a greater percentage of the Outstanding Units or of any class of Unitholders, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.



     (c) Except as provided in Section 14.3(d), after such approval by vote or consent of the Unitholders, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.



     (d) Mere Change in Form Merger. Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Unitholder approval, to merge the Partnership or any Group Member into, or convey all or some of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any limited partner in the Operating Partnership or cause the Partnership or Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.


14.4  Certificate of Merger

     Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

14.5  Effect of Merger

     (a) At the effective time of the certificate of merger:

          (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

          (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity, and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

     (b) A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

                                   ARTICLE XV

                             RIGHT TO ACQUIRE UNITS

15.1  Right to Acquire Limited Partner Interests

     (a) Notwithstanding any other provision of this Agreement, if at any time not more than 20% of the total limited partner interests of any class then Outstanding are held by Persons other than the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such limited partner interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such limited partner interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of limited partner interests listed or admitted to trading on any National Securities Exchange means the average of the daily Closing Prices (as hereinafter defined) per limited partner interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such limited partner interests of such class are listed or admitted to trading or, if such limited partner interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such limited partner interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such limited partner interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such limited partner interests of such class, the fair value of such limited partner interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such limited partner interests of any class are listed or admitted to trading is open for the transaction of business or, if limited partner interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

     (b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase limited partner interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of limited partner interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which limited partner interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such limited partner interests, upon surrender of Certificates representing such limited partner interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such limited partner interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of limited partner interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such limited partner interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of limited partner interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such limited partner interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for limited partner interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such limited partner interests, and such limited partner interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such limited partner interests from and after the Purchase Date and shall have all rights as the owner of such limited partner interests (including all rights as owner of such limited partner interests pursuant to Articles IV, V, VI and XII).

     (c) At any time from and after the Purchase Date, a holder of an Outstanding limited partner interest subject to purchase as provided in this
Section 15.1 may surrender his Certificate evidencing such limited partner interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

                                  ARTICLE XVI

                               GENERAL PROVISIONS

16.1  Addresses and Notices


     Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Unit or Incentive Distribution Right at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Unit or Incentive Distribution Right or the Partnership Interest of a General Partner by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Post Office marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to
Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

16.2  Further Action

     The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

16.3  Binding Effect

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

16.4  Integration

     This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

16.5  Creditors

     None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

16.6  Waiver

     No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

16.7  Counterparts

     This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

16.8  Applicable Law

     This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

16.9  Invalidity of Provisions

     If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

16.10  Consent of Partners

     Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                            GENERAL PARTNER:

                                            HERITAGE HOLDINGS, INC.

                                            By:
                                                --------------------------------
                                                Name:
                                                Title:

                                            ORGANIZATIONAL LIMITED PARTNER:


                                              ----------------------------------
                                              James E. Bertelsmeyer


                                            LIMITED PARTNERS

                                            All Limited Partners now and
                                            hereafter admitted as Limited
                                            Partners of the Partnership,
                                            pursuant to powers of attorney now
                                            and hereafter executed in favor of,
                                            and granted and delivered to the
                                            General Partner.

                                            By:
                                                --------------------------------

                          EXHIBIT A TO THE AMENDED AND
                  RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
                        HERITAGE PROPANE PARTNERS, L.P.

                      CERTIFICATE EVIDENCING COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS
                        HERITAGE PROPANE PARTNERS, L.P.

No.           Common Units

     In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Heritage Propane Partners, L.P., a Delaware limited partnership (the "Partnership"), hereby
certifies that (the "Holder") is the registered owner of           Common Units
representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137. Capitalized terms used herein but not defined shall have the meaning given them in the Partnership Agreement.

     The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

     This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:                                         HERITAGE PROPANE PARTNERS, L.P.
      -------------------------------


Countersigned and Registered by:               By:
                                                  -------------------------------
                                                              President

- -------------------------------------
   as Transfer Agent and Registrar


By:                                            By:
   ----------------------------------             -------------------------------
          Authorized Signature                                Secretary

[REVERSE OF CERTIFICATE]

                                 ABBREVIATIONS

     The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM-     as tenants in common               UNIF GIFT MIN ACT:
TEN ENT-     as tenants by the entireties       _______________ Custodian _______________
JT TEN-      as joint tenants with right of     (Cust)                            (Minor)
             survivorship and not as            under Uniform Gifts to Minors
             tenants in common                  Act _____________________________________
                                                                  State

   Additional abbreviations, though not in the above list, may also be used.

                           ASSIGNMENT OF COMMON UNITS
                                       IN
                        HERITAGE PROPANE PARTNERS, L.P.

              IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
          DUE TO TAX SHELTER STATUS OF HERITAGE PROPANE PARTNERS, L.P.

     You have acquired an interest in Heritage Propane Partners, L.P., 8801 South Yale Avenue, Suite 310, Tulsa, Oklahoma 74137 whose taxpayer identification number is ________. The Internal Revenue Service has issued Heritage Propane Partners, L.P. the following tax shelter registration number:
________.

     YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN HERITAGE PROPANE PARTNERS, L.P.


     You must report the registration number as well as the name and taxpayer identification number of HERITAGE PROPANE PARTNERS, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT, OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN HERITAGE PROPANE PARTNERS, L.P.


     If you transfer your interest in Heritage Propane Partners, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number,
(b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Heritage Propane Partners, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

     ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED, OR APPROVED BY THE INTERNAL REVENUE SERVICE.

     FOR VALUE RECEIVED, ________________________ hereby assigns, conveys, sells and transfers unto ________________________

_______________________________                   _______________________________________
(Please print or typewrite name                   (Please insert Social Security or other
and address of Assignee)                          identifying number of Assignee)

____________________ Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint ________________ as its attorney-in-fact with full power of substitution to transfer the same on the books of Heritage Propane Partners, L.P.

Date:__________________________NOTE:              The signature to any endorsement hereon must
                                                  correspond with the name as written upon the
                                                  face of this Certificate in every particular,
                                                  without alternation, enlargement or change.


SIGNATURE(S) MUST BE GUARANTEED BY A MEMBER       ____________________________________________
  FIRM OF THE NATIONAL ASSOCIATION OF             (Signature)
SECURITIES DEALERS, INC. OR BY A COMMERCIAL
BANK OR TRUST COMPANY
                                                  ____________________________________________
                                                  (Signature)

SIGNATURE(S) GUARANTEED

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.
                             ---------------------

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Heritage Propane Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the power of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.


Date:
     ---------------------------------------


- --------------------------------------------    --------------------------------------------
    Social Security or other identifying                   Signature of Assignee
             number of Assignee

- --------------------------------------------    --------------------------------------------
Purchase Price including commissions, if any            Name and Address of Assignee

Type of Entity (check one):

/ /  Individual             / /  Partnership            / /  Corporation
/ /  Trust                  / /  Other (specify)

Nationality (check one)

/ /  U.S. Citizen, Resident or Domestic Entity
/ /  Foreign Corporation    / /  Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder
   1. I am not a non-resident alien for purposes of U.S. income taxation.
   2. My U.S. taxpayer identification number (Social Security Number) is
      ____________________
   3. My home address is ____________________________________________ .
   4. My taxable year ends on December 31st.

B. Partnership, Corporation or Other Interestholder
   1.  __________________________________ is not a foreign corporation, foreign
             (Name of Interestholder)
      partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).
   2. The interestholder's U.S. employer identification number is ____________.
   3. The interestholder's office address and place of incorporation (if applicable) is
      ______________________________________________  .
   4. The interestholder's taxable year ends on December 31st.

     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of


             ------------------------------------------------------
                             NAME OF INTERESTHOLDER

             ------------------------------------------------------
                               SIGNATURE AND DATE

             ------------------------------------------------------
                             TITLE (IF APPLICABLE)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the signee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

     No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

     The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

     The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Agreement of Limited Partnership of Heritage Propane Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

- --------------------------------------
        Signature of Assignee

- --------------------------------------
 Social Security or other identifying
          number of Assignee

- --------------------------------------
     Name and Address of Assignee

- --------------------------------------
Purchase Price including commissions,
                if any

Type of Entity (check one):
       / / Individual     / / Partnership     / / Corporation
       / / Trust          / / Other (specify) ______________

Nationality (check one):
       / / U.S. Citizen, Resident or Domestic Entity
       / / Foreign Corporation     / / Non-resident Alien

     If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

     Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.  Individual Interestholder

     1. I am not a non-resident alien for purposes of U.S. income taxation.


     2. My U.S. taxpayer identification number (Social Security Number) is



     3. My home address is



     4. My taxable year ends on December 31st.


B.  Partnership, Corporation or Other Interestholder

    1.  is not a foreign
       (Name
         of
       Interestholder)
       corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).


    2. The interestholder's U.S. employer identification number is



    3. The interestholder's office address and place of incorporation (if applicable) is


- --------------------------------------------------------------------------------


    4. The interestholder's taxable year ends on December 31st.


     The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

     The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

     Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of


                             Name of Interestholder


                               Signature and Date

                             Title (if applicable)

     Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX C

                           GLOSSARY OF CERTAIN TERMS


     Acquisition: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.



     Adjusted Operating Surplus: With respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.


     Audit Committee: A committee of the board of directors of the General Partner composed entirely of two or more directors who are neither officers nor employees of the General Partner nor officers, directors or employees of any affiliate of the General Partner.

     Available Cash:  With respect to any quarter prior to liquidation:


          (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings for working capital purposes made subsequent to the end of such quarter, less



          (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions to Unitholders and the General Partner in respect of any one or more of the next four quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Available Cash within such quarter if the General Partner so determines. Notwithstanding the foregoing, "Available Cash" with respect to the quarter in which the liquidation of the Partnership occurs and any subsequent quarter shall equal zero.


     Bank Credit Facility: The $35 million revolving acquisition facility (the "Acquisition Facility") and the $15 million working capital facility (the "Working Capital Facility") both entered into by the Operating Partnership.

     Capital Account: The capital account maintained for a Partner pursuant to the Partnership Agreement. The Capital Account of a partner in respect of a general partner interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

     Capital Improvements: Additions or improvements to the capital assets owned by any member of the Partnership Group or the acquisition of existing or the construction of new capital assets (including retail distribution outlets, propane tanks, pipeline systems, storage facilities, appliance showrooms, training facilities and related assets), made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.


     Capital Surplus: All Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.

     Cause: Means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

     Closing Date: The first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

     Common Unit Arrearage: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

     Common Units: A Unit representing a fractional part of the Partnership Interests of all limited partners and assignees and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

     Contribution Agreement: The Contribution, Conveyance and Assumption Agreement to be dated the Closing Date among the Operating Partnership, the General Partner and certain other parties governing the Transactions pursuant to which, among other things, the assets of Heritage will be transferred and the liabilities will be assumed.


     Current Market Price: With respect to any class of Units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices (as hereinafter defined) for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange (other than the Nasdaq Stock Market) on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class elected by the General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the General Partner. "Trading Days" means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.


     Degree Day: Degree days measure the amount by which the average of the high and low temperature on a given day is below 65 degrees Fahrenheit. For example, if the high temperature is 60 degrees and the low temperature is 40 degrees for a National Oceanic and Atmospheric Administration measurement location, the average temperature is 50 degrees and the number of degree days for that day is 15.

     EBITDA: Operating income plus depreciation and amortization. As used in this Prospectus, EBITDA is not intended to be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity or ability to service debt obligations.

     General Partner: Heritage Holdings, Inc., a Delaware corporation, and its successors, as general partner of the Partnership.

     Incentive Distributions: The distributions of Available Cash from Operating Surplus initially made to the General Partner that are in excess of the General Partner's aggregate 2% general partner interest.

     Initial Common Units:  The Common Units sold in this offering.

     Initial Unit Price: An amount per Unit equal to the initial public offering price of the Common Units as set forth on the outside front cover page of this Prospectus.

     Interim Capital Transactions: (a) Borrowings, refinancings and refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group, (b) sales of equity interests (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option) by any member of the Partnership Group and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and (iii) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the Partnership.

     Minimum Quarterly Distribution: $0.50 per Unit with respect to each quarter or $2.00 per Unit on an annualized basis, subject to adjustment as described in "Cash Distribution Policy -- Distributions from Capital Surplus" and "Cash Distribution Policy -- Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

     Operating Expenditures: All Partnership Group expenditures, including taxes, reimbursements of the General Partner, debt service payments and capital expenditures, subject to the following:

          (a) Payments (including prepayments) of principal and premium on a debt shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of and premiums on such indebtedness.

          (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements (as opposed to capital expenditures made to maintain assets), (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

     Operating Partnership: Heritage Operating, L.P., a Delaware limited partnership, and any successors thereto.

     Operating Partnership Agreement: The Agreement of Limited Partnership of the Operating Partnership (the form of which has been filed as an exhibit to the registration statement of which this Prospectus is a part).

     Operating Surplus: As to any period prior to liquidation, on a cumulative basis and without duplication:



          (a) the sum of (i) $10 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes, less



          (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures, provided however, that disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the General Partner so determines. Notwithstanding the foregoing, "Operating Surplus" with respect to the quarter in which the liquidation occurs and any subsequent quarter shall equal zero.



     Opinion of Counsel: A written opinion of counsel, acceptable to the General Partner in its reasonable discretion, to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.


     Partnership: Heritage Propane Partners, L.P., a Delaware limited partnership, and any successors thereto.

     Partnership Agreement: The Amended and Restated Agreement of Limited Partnership of the Partnership (the form of which is included in this Prospectus at Appendix A), as it may be amended, restated or supplemented from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement of the Partnership and of the Operating Partnership Agreement, collectively.


     Partnership Group: The Partnership, the Operating Partnership and any subsidiary of either such entity, treated as a single consolidated entity.



     Partnership Interest: An interest in the Partnership, which shall include general partner interests, Common Units, Subordinated Units, Incentive Distribution Rights or other equity securities of the Partnership, or a combination thereof or interest therein as the case may be.


     Subordinated Unit: A Unit representing a fractional part of the Partnership Interests of all limited partners and assignees and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.


     Subordination Period: The Subordination Period will generally extend from the closing of this offering until the first to occur of: (a) the first day of any quarter beginning after May 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units, plus the related distribution on the general partner interest in the Partnership and in the Operating Partnership, during such periods, and (iii) there are no outstanding Common Unit Arrearages; and (b) the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where

Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal. Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established by the General Partner for any quarter ending on or after (a) May 31, 1999 (with respect to 925,736 Subordinated Units) and (b) May 31, 2000 (with respect to an additional 925,736 Subordinated Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interest in the Partnership and the general partner interest in the Operating Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second tranche of Subordinated Units may not occur until at least one year following the early conversion of the first tranche of Subordinated Units. In addition, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partner will have the right to convert its general partner interests (including the incentive distribution rights) into Common Units or to receive cash in exchange for such interests.


     Target Distribution Levels: See "Cash Distribution Policy -- Incentive Distributions -- Hypothetical Annualized Yield."

     Transfer Application: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix B, or in a form substantially to the same effect in a separate instrument.

     Unitholders:  Holders of the Common Units and the Subordinated Units.


     Unit Majority: During the Subordination Period, at least a majority of the outstanding Common Units, voting as a class, and at least a majority of the outstanding Subordinated Units, voting as a class and, thereafter, at least a majority of the outstanding Units.


     Units: The Common Units and the Subordinated Units, collectively, but shall not include the right to receive Incentive Distributions.

     Unrecovered Capital: At any time, the Initial Unit Price, less the sum of all distributions theretofore made in respect of an Initial Common Unit constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of such Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

                                                                      APPENDIX D

                          PRO FORMA OPERATING SURPLUS
                                 (IN THOUSANDS)


                                                                               FISCAL YEAR ENDED
                                                                                  AUGUST 31,
                                                                                     1995
                                                                               -----------------
Pro forma operating income...................................................       $14,008
Add: Pro forma depreciation and amortization.................................         9,771
     Equity in earnings of investees.........................................           269
     Depreciation and amortization incurred by investees.....................           286
                                                                                    -------
     Pro forma EBITDA(a).....................................................        24,334
Less: Pro forma interest expense.............................................        11,339
     Pro forma capital expenditures -- maintenance(b)........................         2,957
                                                                                    -------
Pro forma Operating Surplus..................................................       $10,038
                                                                                    =======


- ---------------

(a) EBITDA is defined as operating income plus depreciation and amortization and equity in earnings of investees and depreciation and amortization incurred by investees. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to make the Minimum Quarterly Distribution.


(b) Reflects historical maintenance capital expenditures for fiscal 1995 and therefore does not include maintenance capital expenditures associated with the five acquisitions reflected in the pro forma financial statements.

                                                   HERITAGE PROPANE

                                                    PARTNERS, L.P.


                                                4,025,000 COMMON UNITS

                                                 REPRESENTING LIMITED
                                                  PARTNER INTERESTS

                                                      PROSPECTUS

                                              DEAN WITTER REYNOLDS INC.

                                               OPPENHEIMER & CO., INC.

                                              A.G. EDWARDS & SONS, INC.

                                          PRUDENTIAL SECURITIES INCORPORATED

                                                              , 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses to be paid by the registrant in connection with this offering other than underwriting discounts and commissions, if any, are estimated as follows:


    Securities and Exchange Commission registration fee......................  $   33,977
    NASD filing fee..........................................................      10,354
    Printing and engraving expenses..........................................     250,000
    Legal fees and expenses..................................................     800,000
    Accounting fees and expenses.............................................     375,000
    Transfer agent and registrar fees........................................      15,000
    Blue Sky fees and expenses...............................................      15,000
    Miscellaneous fees and expenses..........................................     400,669
                                                                                 --------
         Total...............................................................  $1,900,000
                                                                                 ========



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The section of the Prospectus entitled "The Partnership
Agreement -- Indemnification" is incorporated herein by reference.

     Reference is made to Section 6 of the Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement.

     Subject to the terms, conditions or restrictions set forth in the Partnership Agreement, the Delaware Act empowers Delaware limited partnerships to indemnify and hold harmless any partner or other person from and against claims and demands incurred in its capacity as a partner or other representative of Partnership.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Prior to the closing of this offering, there has been no sale of securities of the Partnership.

ITEM 16. LIST OF EXHIBITS.

     The following instruments are included as exhibits to this Registration Statement and are filed herewith unless otherwise indicated. Exhibits incorporated by reference are so indicated by parenthetical information.


    1.1   --   Form of Underwriting Agreement
    3.1   --   Form of Agreement of Limited Partnership of Heritage Propane Partners, L.P.
               (included as Appendix A to Prospectus)
   *3.2   --   Form of Agreement of Limited Partnership of Heritage Operating, L.P.
    3.3   --   Certificate of Limited Partnership of Heritage Propane Partners, L.P.
    3.4   --   Certificate of Limited Partnership of Heritage Operating, L.P.
    5.1   --   Opinion of Andrews & Kurth L.L.P. as to the legality of securities being registered
    8.1   --   Opinion of Andrews & Kurth L.L.P. relating to tax matters
  *10.1   --   Form of Bank Credit Facility
  *10.2   --   Form of Note Purchase Agreement
   10.3   --   Form of Contribution, Conveyance and Assumption Agreement among Heritage
               Holdings, Inc., Heritage Propane Partners, L.P. and Heritage Operating, L.P.
  +10.4   --   1989 Stock Option Plan
  +10.5   --   1995 Stock Option Plan

  *10.6   --   Restricted Unit Plan
  *10.7   --   Unit Purchase Plan
  *10.8   --   Employment Agreement for R. C. Mills
  *10.9   --   Employment Agreement for G. A. Darr
 *10.10   --   Employment Agreement for H. Michael Krimbill
 *10.11   --   Employment Agreement for James E. Bertelsmeyer
 *10.12   --   Severance Plan
  +16.1   --   Letter dated April 22, 1996 from Deloitte & Touche
   21.1   --   List of Subsidiaries
   23.1   --   Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)
   23.2   --   Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)
   23.3   --   Consent of Arthur Andersen LLP
   23.4   --   Consent of Turlington and Company, L.L.P.
   23.5   --   Consent of David R. Gargano, CPA, P.C.
  +24.1   --   Powers of attorney (included on the signature page contained in Part II of this
               Registration Statement)


- ---------------

 *  To be furnished by amendment


 +  Previously filed


(b) Financial statement schedules

     All financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes hereto.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement filed as Exhibit 1.1 to the registration statement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 4th day of June, 1996.


                                    HERITAGE PROPANE PARTNERS, L.P.

                                    BY: HERITAGE HOLDINGS, INC.
                                       General Partner of Heritage Propane
                                        Partners, L.P.


                                       By:     /s/  H. MICHAEL KRIMBILL
                                          ------------------------------------
                                                    H. Michael Krimbill
                                            Vice President -- Chief Financial
                                                          Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                  TITLE                    DATE
- ---------------------------------------------  ---------------------------------  -------------
                      *                        Chairman of the Board and Chief     June 4, 1996
- ---------------------------------------------  Executive Officer (Principal
            James E. Bertelsmeyer              executive officer)

                      *                        Executive Vice President and        June 4, 1996
- ---------------------------------------------  Chief Operating Officer
                 R. C. Mills

                      *                        Vice President -- Corporate         June 4, 1996
- ---------------------------------------------  Development
                 G. A. Darr

        /s/  H. MICHAEL KRIMBILL               Vice President -- Chief Financial   June 4, 1996
- ---------------------------------------------  Officer (Principal financial and
             H. Michael Krimbill               accounting officer)

                      *                        Director                            June 4, 1996
- ---------------------------------------------
                Bill W. Byrne


- ---------------------------------------------  Director                            June 4, 1996
              Bryan C. Cressey


                      *                        Director                            June 4, 1996
- ---------------------------------------------
                John D. Capps

                      *                        Director                            June 4, 1996
- ---------------------------------------------
              J. Charles Sawyer

- ---------------------------------------------  Director                            June 4, 1996
                Carl D. Thoma

*By:          /s/  H. MICHAEL KRIMBILL                                             June 4, 1996
    ------------------------------------------
                   H. Michael Krimbill
                    Attorney-in-Fact

                               INDEX TO EXHIBITS


                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                      DESCRIPTION                                    PAGE
- -------        ----------------------------------------------------------------------  ------------
    1.1   --   Form of Underwriting Agreement
    3.1   --   Form of Agreement of Limited Partnership of Heritage Propane Partners,
               L.P. (included as Appendix A to Prospectus)
   *3.2   --   Form of Agreement of Limited Partnership of Heritage Operating, L.P.
    3.3   --   Certificate of Limited Partnership of Heritage Propane Partners, L.P.
    3.4   --   Certificate of Limited Partnership of Heritage Operating, L.P.
    5.1   --   Opinion of Andrews & Kurth L.L.P. as to the legality of securities being registered
    8.1   --   Opinion of Andrews & Kurth L.L.P. relating to tax matters
  *10.1   --   Form of Bank Credit Facility
  *10.2   --   Form of Note Purchase Agreement
   10.3   --   Form of Contribution, Conveyance and Assumption Agreement among
               Heritage Holdings, Inc., Heritage Propane Partners, L.P. and Heritage
               Operating, L.P.
  +10.4   --   1989 Stock Option Plan
  +10.5   --   1995 Stock Option Plan
  *10.6   --   Restricted Unit Plan
  *10.7   --   Unit Purchase Plan
  *10.8   --   Employment Agreement for R. C. Mills
  *10.9   --   Employment Agreement for G. A. Darr
 *10.10   --   Employment Agreement for H. Michael Krimbill
 *10.11   --   Employment Agreement for James E. Bertelsmeyer
 *10.12   --   Severance Plan
  +16.1   --   Letter dated April 22, 1996 from Deloitte & Touche
   21.1   --   List of Subsidiaries
   23.1   --   Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1)
   23.2   --   Consent of Andrews & Kurth L.L.P. (included in Exhibit 8.1)
   23.3   --   Consent of Arthur Andersen LLP
   23.4   --   Consent of Turlington and Company, L.L.P.
   23.5   --   Consent of David R. Gargano, CPA, P.C.
  +24.1   --   Powers of attorney (included on the signature page contained in Part
               II of this Registration Statement)


- ---------------

 *  To be furnished by amendment


 +  Previously filed